Jefferies

2025
Annual Report



Dear Fellow Shareholders,

With apologies to Charles Dickens, 2025 was neither the best of times, nor the worst of times, but it was, indeed, a tale of two halves. The first half was downright mediocre, as our heightened expectations for increased capital formation and strategic transactions failed to materialize due to a "complex" environment. The second half, while not yet "great," saw the macro and regulatory environment calm, which paved the way for what we believe may have been the true beginning of a long overdue period of constructive strategic activity and new issuance in the capital markets.

While it is always unsettling when one half of the year is good and one half is not, let's be clear: it feels a lot better when the second half is the better one, as it meaningfully increases the likelihood that the progress will continue and build upon itself. And that is why, as we enter 2026 – again, with hats off to Mr. Dickens – 2025 remained for us "an epoch of belief" in Jefferies' momentum and positioning.

We are intensely focused on executing on our opportunity and realizing the attractive and consistent results that we believe Jefferies can produce. We expect we can continue to gain market position in what we anticipate will be an increasingly favorable environment. Our ongoing technology investments are yielding innovation, enhanced productivity, and better client solutions. Further, we continue to drive opportunities and initiatives we have underway across our firm to support additional long-term growth. Consistent market share gains, margin improvement, the benefits of scale and brand, and perhaps a more "normal" operating environment, all bode extremely well for Jefferies.

In 2025, Jefferies delivered $7.3 billion in net revenues, $0.9 billion in pre-tax income from continuing operations, $2.85 in diluted earnings per common share from continuing operations and a return on adjusted tangible shareholders' equity from continuing operations of 10.1%. Our 2025 full-year results are substantially similar to those of the prior year on the surface, but the tale of two halves tells a better story. Our 2025 second half net revenues were 28% higher than those of our first half. More significantly, our second half Investment Banking net revenues exceeded first half net revenues by over 50%. Again, clear second half momentum underlines why we feel good moving forward.

Although most indicators for Jefferies are currently upward and to the right, 2025 also delivered serious disappointment with the fraud and bankruptcy of First Brands substantially impacting Point Bonita, a fund of which we are the investment advisor and in which we own a 6% equity interest. We take this situation very personally and deeply regret Point Bonita's involvement in First Brands. We are doing everything we can to protect the interests of our partners and to maximize Point Bonita's recovery from First Brands and its wrongdoers. There clearly are lessons to be learned, even from an idiosyncratic event such as this, and we will continue to adjust and improve our control regime across our firm. Fortunately, while we are devoting meaningful energy and attention to Point Bonita, the positive momentum throughout Jefferies continues apace, and we enter 2026 in high gear, intensely focused on delivering for our stakeholders.

The two of us have been at Jefferies for quite a while, and no one is prouder of our emergence as one of the leading Wall Street firms providing investment

"In 2025, Jefferies delivered $7.3 billion in net revenues...our second half Investment Banking net revenues exceeded the first half by over 50%."

banking and capital markets solutions around the world. We saw an opportunity to build something distinct on the strong foundation we both joined many years ago. Through the consolidation, missteps and changes in strategic priorities of so many of our competitors, a remarkable opening on the playing field presented, and our team seized it. We are in awe of the talent (homegrown and joiners) that has come together to make Jefferies the unique and special firm we know it to be today. The breadth and scale of our clients, who are partnered with Jefferies globally, reinforce our opportunity and show all of us what the future may hold for our firm.

We thank every client, employee-partner, shareholder, bondholder, rating agency and friend who has joined and supported our journey. Our commitment to all of you is to do everything in our power to continue building a firm based

on integrity, excellence, partnership, creativity, transparency, humility and purpose. There is so much to do, and we speak for our entire team when we say, "we cannot wait for 2026 and beyond."

Signs We Are On The Right Track

Retaining an investment banker for advisory services and selecting the lead underwriters for an IPO are among the most significant and personal decisions made by our clients in their relationship with Wall Street. We therefore view our further strengthened position — as shown in the two lists below — as affirmation of the breadth, depth and quality of our team and the services we provide our clients. This data speaks volumes for the potential of what is ahead for Jefferies. For fiscal 2025, here is where we stood in terms of market position in investment banking advisory and equity capital markets services:

Global Advisory[1]

Rank	Firm	Market Share
1	Goldman Sachs	10.9%
2	JP Morgan	8.6%
3	Morgan Stanley	5.9%
4	Bank of America	4.7%
5	Citigroup	4.7%
6	**Jefferies**	**4.5%**

Global Equity Capital Markets[1]

Rank	Firm	Market Share
1	JP Morgan	10.3%
2	Morgan Stanley	9.8%
3	Goldman Sachs	8.3%
4	Bank of America	6.1%
5	Citigroup	4.6%
6	**Jefferies**	**4.2%**

(1) Per Dealogic. Data is from 12/1/24-11/30/25 and excludes China and Japan.

At Jefferies, we often speak about the delicate balance we try to maintain between our extreme sense of urgency on the one hand, and our patience and perseverance to build for the long-term on the other. Below is a slide we presented at our October Investor Meeting showing our progress over the last 36 years, updated through the end of fiscal 2025. If we can deliver what we believe we are capable of over these next four years, this current decade will, again, be rewarding and fulfilling in so many ways for all our constituencies. We are deeply committed to ensuring Jefferies continues to serve our clients, build value for our shareholders, offer opportunity and meritocracy to our employee-partners, and respect and contribute to all of our other constituencies.

Our Relationship With SMBC

We were excited to announce in September that we had agreed with Sumitomo Mitsui Banking Corporation (SMBC) to significantly expand our Global Strategic Alliance. SMBC is one of the largest (assets over $2 trillion) and most global banks in the world. Its scale, breadth of presence, rich legacy and deeply strategic corporate vision, coupled with the bond and trust we feel with its leadership team, have drawn us to SMBC and further reinforce our commitment to build Jefferies in alignment with them.

Our Global Strategic Alliance started in July 2021 with a plan to collaborate initially on future corporate and investment banking business opportunities, with a focus on U.S. healthcare and leveraged finance, and SMBC purchased 4.5% of Jefferies' shares in the open market. In 2023, the Alliance was expanded to enhance collaboration across M&A and equity and debt capital markets, with a particular focus on U.S. investment grade clients. SMBC purchased additional shares in the open market in 2023 and 2024, and currently holds about 14.3% of Jefferies' fully diluted shares.

Our recent agreement with SMBC broadens and deepens our Alliance considerably and includes combining our Japanese equities and

We think in **decades**; we are on pace to **more than double** last decade's results
($ millions)



This chart, presented from time to time, seeks to reflect how management contemplates Jefferies' progression. Over the periods presented, Jefferies has gone through various transformative changes including, but not limited to, the combination of Leucadia National Corporation and Jefferies Group, Inc. in 2013, the merger of Jefferies Group LLC with Jefferies Financial Group Inc. in late 2022, and changes to the alignment of our operating segments in differing periods, all of which impact the comparability of the Net revenues and Net earnings presented across the periods. Refer to the appendix for more information.

"We are in awe of the talent (homegrown and joiners) that has come together to make Jefferies the unique and special firm we know it to be today."

ECM businesses, expanding joint coverage of larger sponsors, and, in EMEA, implementing joint origination, underwriting and execution of syndicated leveraged loans for these clients. SMBC intends to increase its equity ownership in Jefferies to up to 20%, and SMBC is providing Jefferies $2.5 billion in new credit facilities to support Jefferies and to facilitate our collaboration efforts, including EMEA leveraged lending, U.S. pre-IPO lending and U.S. asset-backed securitization.

The joint venture in Japan to combine our wholesale Japanese equity research, sales and trading and equity capital markets businesses is a major opportunity for Jefferies and SMBC. The new joint venture, which we expect to begin serving clients in January 2027, will be integrated with Jefferies' leading global Equities business to provide institutional investors with insight and execution across markets around the world on a seamless and consistent basis. With SMBC and SMBC Nikko's expertise in the domestic Japanese market and balance sheet strength, and Jefferies' leading position with global investors and advanced trading technology, we have the goal of ultimately becoming the leading provider in wholesale equities and equity capital markets in Japan.

It is still very early in the evolution of our partnership with SMBC, and we see enormous opportunity for our Alliance to be a large driver of our further growth. SMBC will most significantly contribute to our opportunity to serve larger financial sponsors and their portfolio companies, larger venture-backed IPOs, and BB and investment grade-rated public companies. Our vision is to seamlessly align SMBC and Jefferies in order to offer our clients the best financing and advisory solutions to meet their needs around the world. We believe SMBC and Jefferies together are unique in the power of our combined global platforms.

Our relatively young relationship with SMBC follows our long-term and continued success with our two other key partners, MassMutual and Berkshire Hathaway. We remain grateful for their decades of commitment and friendship. Both of these joint businesses continue to add value and scale to Jefferies' clients, shareholders and employees.



"Our vision is to seamlessly align SMBC and Jefferies in order to offer our clients the best financing and advisory solutions to meet their needs around the world."

"In 2025, we recorded Investment Banking revenues of $3.8 billion, representing our second-best year and an increase of 10% relative to 2024."

Investment Banking

In 2025, we recorded Investment Banking net revenues of $3.8 billion, representing our second-best year and an increase of 10% relative to 2024. Importantly, more than 60% of our annual net revenues were earned in the second half, and we concluded the year with a fourth quarter that delivered record quarterly Investment Banking revenues of $1.2 billion.

Over the past year, we maintained our position as the world's 6th largest investment bank and the largest pure-play investment banking firm by some measure. We repeated our overall record market share delivered in 2024 and earned record share across Global M&A, as well as across the EMEA and APAC (excluding China and Japan) regions. Most importantly, we served as advisor on many of the most consequential transactions of the year, notably including Eaton Corporation's $10 billion acquisition of BOYD's Thermal Management Division, AT&T's $23 billion acquisition of Wireless Assets from EchoStar, Monte dei Paschi di Siena's €14 billion acquisition of Mediobanca and Intra-Cellular's $15 billion sale to Johnson & Johnson, as well as serving as a lead underwriter on several of the year's most notable IPOs, including eToro, Bullish and Figure.

Over the past several years, the scale, breadth and strength of our platform has reached escape velocity, establishing Jefferies unambiguously among the very best in global investment banking. The foundation for our success is our culture, defined by an absence of unnecessary hierarchy, an entrepreneurial mindset and a prioritization of responsiveness and client service. These pillars have, over time, established Jefferies as unique among global full-service investment banks, and consequently have made us a magnet both for clients and for talented senior investment bankers. With a good number of our senior partners having joined us relatively recently, and with our momentum and market position continuing to elevate with each passing year, we are confident in our ability to drive continued growth in our results and market position.

Jefferies Finance (JFIN) — JFIN, our 50/50 leveraged credit joint venture with MassMutual, also delivered a strong rebound in the second half of 2025, generating $48 million in profit for the year after a breakeven first half.

Although overall LBO activity remained subdued, both the syndicated finance and direct lending businesses were remarkably active throughout the year. JFIN served as an arranger on nearly 200 syndicated transactions, earning fee credit on $64 billion of volume, in line with 2024's record level of activity, an impressive accomplishment given market headwinds. With fewer new-money deals available, approximately 85% of JFIN's activity entailed lower-margin, best efforts volume; however, the business still maintained exceptional deal flow and market presence.



"We maintained our position as the world's 6th largest investment bank and the largest pure-play investment banking firm by some measure."

Overall, 2025 displayed JFIN's ability to perform across cycles, capitalize on its diversified model and continue building long-term earnings capacity. Despite a macro environment that constrained traditional sponsor M&A financing pipelines, JFIN's combined syndicated and direct lending engines drove substantial activity and strategic expansion, and previewed our elevated expectations for 2026.

Berkadia — Our commercial real estate finance and investment sales 50/50 joint venture with Berkshire Hathaway generated $235 million of pretax income, a 5% increase over 2024. The multi-family real estate market was more active in 2025, as transaction volume improved in both Mortgage Banking and Investment Sales. The market continued to recover from a multi-year slowdown caused by higher borrowing costs, dampening borrowing activity and valuation disconnects between potential buyers and sellers.

Berkadia's Mortgage Banking business benefited from better market conditions, driving debt volume to $33 billion, a 32% increase. Investment Sales improved moderately, resulting in a 12% increase in transaction volume to $14 billion. Berkadia's Loan Servicing business was impacted by reduced interest rates, with net interest income decreasing 10% to $222 million in 2025. The loan-servicing portfolio grew by 5% to a record $436 billion at year-end.

Investment in the Berkadia platform in recent years has strengthened its market position across Mortgage Banking, Investment Sales and Loan Servicing. While the multi-family market remains sensitive to borrowing costs, robust transaction activity is expected over the long-term, driven by strong rental demand, government support of housing affordability, undeployed investment capital and the increasing volume of maturing loans in the coming years.

Equities

Our franchise delivered record annual Equities net revenues just shy of $2 billion in 2025. We have continued to grow globally across all products and regions, with more than 45% of our Equities net revenues being recorded outside the United States. We are encouraged by the momentum we are seeing in our Prime Services, Equity Derivatives and Electronic Trading businesses that have been a focus of investment over the last few years.

Jefferies Equity Research is recognized as an industry leader by multiple industry surveys. Our Research, Sales and Trading teams are focused on providing best-in-class solutions to investor and issuer clients. We see additional avenues for growth as we continue to build our position as an industry leader and continue to gain market share. We are also excited by the long-term opportunity afforded by the platform we and SMBC are standing up in Japan.

"We served as advisor on many of the most consequential transactions of the year."

$23B
AT&T's acquisition of Wireless Assets from EchoStar

$15B
Intra-Cellular's sale to Johnson & Johnson

$10B
Eaton Corporation's acquisition of BOYD's Thermal Management Division

"Over the past several years, the scale, breadth and strength of our platform has reached escape velocity, establishing Jefferies unambiguously among the very best in global investment banking."

Fixed Income

For 2025, Fixed Income net revenues declined by 22% compared to 2024. The current market environment remains challenging for low-beta products, where margins have compressed. To address this trend, we are optimizing our business by combining AI market-making engines and value-add, human-driven trading.

In response to client demand, we are actively expanding our Leveraged Credit and Securitization businesses, which deliver attractive returns, and where we have strong market positioning and business momentum. We are also enhancing our Fixed Income product suite to better serve our Investment Banking clients and unlock synergies. We continue to strengthen our global distribution capabilities in APAC and in the Middle East, where we now have established a trading hub.

Asset Management

We have long believed that asset management is the most logical and adjacent next leg for Jefferies. We are sufficiently humble and self-aware to acknowledge that we have yet to fully crack the code on this, but we believe we are getting closer to realizing the benefits of our investments and efforts. With the growing direct lending and CLO asset management businesses inside 50%-owned JFIN, our agreement last month to acquire 50% of Hildene Holding Company, and Leucadia Asset Management, particularly our

multimanager platforms, we believe we will soon realize consistent and reasonable benefit from our investments and efforts in Asset Management.

Jefferies Finance Asset Management — JFIN's direct lending platform experienced continued major growth in 2025, delivering meaningful expansion across both footprint and capital base. Our platform invested across 120 separate transactions, reflecting robust engagement with private equity sponsors and consistent investment origination. JFIN also launched and scaled a European direct lending effort, extending its reach more globally.

By year-end, third-party managed capital within direct lending and CLO asset management at JFIN climbed to nearly $20 billion, a 50% increase from 2024. Jefferies benefits from the JFIN direct lending platform both through our 50% equity ownership, as well as the origination fees paid for the sponsors and deals we refer.

Hildene Holding Company — Last month, we agreed to acquire a 50% interest in Hildene Holding Company, LLC, the parent of Hildene Capital Management LLC and its affiliates, a credit-focused asset manager with over $18 billion of assets under management for a broad range of clients in hedge funds, separately managed accounts, drawdown, securitization and insurance solutions products. This commitment coincides with Hildene signing a definitive agreement to acquire SILAC Inc., the parent company of SILAC Insurance Company, a provider of fixed indexed annuities. We are incredibly impressed with what has been built at Hildene and look forward to our partnership with its principals and their team.

Hildene is a sophisticated credit investor with a long track record of innovation and risk management and is a perfectly suited partner for the evolving credit space. Furthermore, the synergies of pairing such an investor with a leading annuities underwriter such as SILAC creates a powerful business model for growth and stability. Consistent with our history at Jefferies, we and the Hildene team intend to make decisions and execute to support upward ratings momentum at SILAC to further aid the growth of the business. Core to Jefferies is a deep respect for and partnership with all those who support us on the liability side of the balance sheet.

Leucadia Asset Management (LAM) — Through LAM, we essentially own revenue participations in a range of attractive third-party asset management firms. These, along with our LAM managers, delivered to Jefferies an aggregate $141 million in asset management revenues, fee and profit share participations in 2025, and we expect an increased amount in 2026. At the same time, our investments in all strategies (other than Point Bonita) in the aggregate delivered solid investment returns.

Our relationships with Schonfeld, Dymon Asia and FourSixThree led the way in this regard. While early in its development, GreyKite in real estate private equity has successfully raised and deployed capital and now manages an aggregate of $762 million. We established a new relationship in 2025 with Pacific Way, a multi-strategy SMA platform that was incubated inside of Partners Capital, with a goal of our bringing it to a new set of institutional investors.

Our Gratitude

If you've read this far, you hopefully share our belief that so much is going right at Jefferies, and that further growth lies both immediately in front of us and long into the future. We could not be more grateful to all of you – our clients and customers, our employee-partners, fellow shareholders, bondholders and vendors, and all others associated with our business – for your continued partnership and support. And our special thanks goes to the Jefferies Board of Directors, who are always additive, committed and long term in their priorities and guidance to us.

We look forward to answering any further questions you may have at our upcoming Annual Meeting on March 26, 2026. We will also hold our annual Jefferies Investor Meeting in October 2026, at which time you again will have the opportunity to hear from our senior leaders across the Jefferies platform.

Richard B. Handler
Chief Executive Officer

Brian P. Friedman
President



"We could not be more grateful to all of you – clients and customers, employee-partners, fellow shareholders, bondholders and vendors, and all others associated with our business – for your continued partnership and support."

Appendix

Cautionary Note On Forward-Looking Statements

This letter contains certain "forward-looking statements" within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on current views with respect to future events, financial performance and market conditions, and include statements about our future and statements that are not historical facts. These forward-looking statements are usually preceded by the words "believe," "potential," "could," "should," "expect," "anticipate," "likely," "plan," "intend," "may," "will," "would," or similar expressions. Forward-looking statements may contain expectations regarding revenues, earnings, operations, and other results, and may include statements of future performance, plans, and objectives. Forward-looking statements may also include statements pertaining to our strategies for future development of our businesses and products. Forward-looking statements represent only our belief regarding future events, many of which by their nature are inherently uncertain. It is possible that the actual results may differ, possibly materially, from the anticipated results indicated in these forward-looking statements. Information regarding important factors, including Risk Factors that could cause actual results to differ, perhaps materially, from those in our forward-looking statements is contained in reports we file with the SEC. You should read and interpret any forward-looking statement together with reports we file with the SEC. We undertake no obligation to update or revise any such forward-looking statement to reflect subsequent circumstances.

Past performance may not be indicative of future results. Different types of investments involve varying degrees of risk. Therefore, it should not be assumed that future performance of any specific investment or investment strategy will be profitable or equal the corresponding indicated performance level(s).

The tables reconcile financial results reported in accordance with generally accepted accounting principles (GAAP) to non-GAAP financial results. The Shareholder Letter contains non-GAAP financial information to aid investors in viewing our businesses and investments through the eyes of management while facilitating a comparison across historical periods. However, these non-GAAP financial measures should be viewed in addition to, and not as a substitute for, reported results prepared in accordance with GAAP.

Reconciliation of Return on Adjusted Tangible Shareholders' Equity from Continuing Operations

($ millions)		(Unaudited) Year Ended 11/30/2025
Net earnings attributable to common shareholders (GAAP)	$	631
Intangible amortization and impairment expense, net of tax		29
Preferred stock dividends		80
Adjusted net earnings to total shareholders (non-GAAP)	$	740
Net earnings impact for net (earnings) losses from discontinued operations, net of noncontrolling interests		4
Adjusted net earnings to total shareholders from continuing operations (non-GAAP)	$	744

($ millions)		11/30/2024
Shareholders' equity (GAAP)	$	10,157
Less: Intangible assets, net and goodwill		(2,054)
Less: Deferred tax asset		(498)
Less: Weighted average impact of dividends and share repurchases		(258)
Adjusted tangible shareholders' equity (non-GAAP)	$	7,346
Return on adjusted tangible shareholders' equity from continuing operations		10.1%

Revenues and Earnings Since 1990

Net Revenues[1][4]
($ millions)



Legend: Invesment Banking ■ Equities ■ Fixed Income ■ Asset Management & Other

Predecessor[2] | Successor[2] | JG[5] | JFG[5]

11.9% — Net Revenue CAGR[6]

$0.1 (1990) · $0.4 (1995) · $0.6 (2000) · $1.2 (2005) · $2.2 (2010) · $2.4 (2015) · $5.2 (2020) · LTM Q3'22 · 2022 · $7.3 (2025)

Net Earnings (Losses)[1][4]
($ millions)



13.9% — Net Earnings (Losses) CAGR[6]

$7 (1990) · $29 (1995) · $55 (2000) · $157 (2005) · $240 (2010) · $183 (2015) · $879 (2020) · LTM Q3'22 · 2022 · $631 (2025)

(1) Net revenues and Net earnings attributable to common shareholders presented herein represent the operations of Jefferies Group LLC for the periods from 1990 to the third quarter of fiscal 2022 and the measures presented are derived from the quarterly and annual report filings of Jefferies Group LLC for those periods. On November 1, 2022, Jefferies Group LLC was merged into Jefferies Financial Group Inc. Net revenues and Net earnings attributable to common shareholders for the periods from November 1, 2022 to November 30, 2023 represent all of the operations of Jefferies Financial Group Inc. that, in addition to the historic businesses of Jefferies Group LLC have been subsumed, include the other Jefferies Financial Group Inc. operations, primarily merchant-banking activities. The results of the complete operations of Jefferies Financial Group Inc. are not included in the financial measures presented prior to November 1, 2022.

(2) The Predecessor and Successor periods are separated by a vertical line to highlight the fact that the financial information for Jefferies Group LLC for such periods has been prepared under two different cost bases of accounting due to the transaction between Jefferies Group LLC and Jefferies Financial Group (fka Leucadia) on March 1, 2013. Jefferies Group LLC's results in 2013 for the Successor period include the result of operations for the three months ended February 28, 2013, which are part of the Predecessor period.

(3) Results included for fiscal 2010 are for the eleven months ended November 30, 2010 as Jefferies changed its fiscal year end in 2010. Periods prior to 2010 are presented for the twelve months ended December 31 and periods subsequent to 2010 are presented for the twelve months ended November 30.

(4) The financial measures presented herein include adjusted non-GAAP financial measures, which exclude the impact of the results of operations of Bache, a business substantially exited in 2015. See the Jefferies Financial Group Additional 2020 GAAP Disclosures at https://www.jefferies.com/2020GAAPDisclosure for a reconciliation to GAAP measures.

(5) Net revenues presented for the last twelve months of 2023 include a revised methodology for the nine months ended August 31, 2023 with respect to the allocation of net interest across our business units. Periods included and presented prior to this revision have not been revised and accordingly Net revenues presented by each business unit are not comparable to the amounts presented for the last twelve months of 2023.

(6) "CAGR" is defined as "compound annual growth rate" and is calculated solely on the basis of the Net revenues and Net earnings (Losses) amounts presented herein and should be considered in the context of the footnotes presented herein, which describe various changes to Jefferies as an organization over the presented periods.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

☒   **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended November 30, 2025
OR
☐   **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____
Commission file number 1-5721

Jefferies Financial Group Inc.

(Exact name of registrant as specified in its charter)

New York	**13-2615557**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**
520 Madison Avenue, New York, New York	**10022**
(Address of principal executive offices)	**(Zip Code)**

Registrant's telephone number, including area code: (212) 284-2300

Securities registered pursuant to Section 12(b) of the Act:

Title of each class:	Trading Symbol(s)	Name of each exchange on which registered:
Common Shares, par value $1 per share	JEF	New York Stock Exchange
4.850% Senior Notes Due 2027	JEF 27A	New York Stock Exchange
5.875% Senior Notes Due 2028	JEF 28	New York Stock Exchange
2.750% Senior Notes Due 2032	JEF 32A	New York Stock Exchange
6.200% Senior Notes Due 2034	JEF 34	New York Stock Exchange
5.500% Senior Notes Due 2036	JEF 36	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☒   No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.   Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.   ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.   ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.   ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b).   ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).   Yes ☐   No ☒

Aggregate market value of the voting stock of the registrant held by non-affiliates of the registrant at May 31, 2025 (computed by reference to the last reported closing sale price of the Common Shares on the New York Stock Exchange on such date): $8,180,207,998.

On January 15, 2026, the registrant had outstanding 206,691,275 Common Shares.

DOCUMENTS INCORPORATED BY REFERENCE:

Certain portions of the registrant's Definitive Proxy Statement pursuant to Regulation 14A of the Securities Exchange Act of 1934 in connection with the 2026 Annual Meeting of Shareholders are incorporated by reference into Part III of this Form 10-K.

Jefferies Financial Group, Inc.

Index to Annual Report on Form 10-K

November 30, 2025

PART I

Item 1. Business

Introduction

Jefferies Financial Group Inc. ("Jefferies," "we," "us" or "our") is a U.S.-headquartered global investment banking and capital markets firm. Our largest subsidiary, Jefferies LLC, a U.S. broker-dealer, was founded in the U.S. in 1962 and our first international operating subsidiary, Jefferies International Limited, a U.K. broker-dealer, was established in the U.K. in 1986. Our strategy focuses on driving momentum in our investment banking business, bringing value to clients and executing in our capital markets sales and trading businesses and growing our credit and alternative asset management platforms. We are always client focused first and committed to integration and collaboration across our businesses.

Our global headquarters and executive offices are located at 520 Madison Avenue, New York, New York 10022. We also have regional headquarters in London and Hong Kong. Our primary telephone number is 212-284-2300 and our Internet address is jefferies.com where we make available, free of charge, our annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as well as proxy statements, as soon as reasonably practicable after we electronically file with the U.S. Securities and Exchange Commission ("SEC") and can also be viewed at sec.gov.

The following documents and reports are also available on our public website:

- Audit Committee Charter
- Code of Business Practice
- Compensation Committee Charter
- Corporate Governance Guidelines
- Corporate Social Responsibility Principles
- Reportable waivers, if any, from our Code of Business Practice by our executive officers
- Culture and Community Committee Charter
- Health and Safety Policy
- Human Rights Statement
- Nominating and Corporate Governance Committee Charter
- Risk and Liquidity Oversight Committee Charter
- Supplier Code of Conduct
- Sustainable Investment Statement
- Whistle Blower Policy

We may use our website to disclose public information. We encourage you to visit our website for additional information. In addition, you may also obtain a printed copy of any of the above documents or reports by sending a request to Investor Relations, Jefferies Financial Group Inc., 520 Madison Avenue, New York, NY 10022, by calling 212-284-2300 or by sending an email to info@jefferies.com.

Business Segments

We report our activities in two business segments: (1) Investment Banking and Capital Markets and (2) Asset Management.

- Investment Banking and Capital Markets provides investment banking, capital markets and other related services to our clients. We provide underwriting and financial advisory services across a range of industry sectors in the Americas; Europe and the Middle East; and Asia-Pacific. Our capital markets businesses operate across the spectrum of equities and fixed income products. Related services include prime brokerage, equity finance, and research and strategy. Investment Banking and Capital Markets also includes our corporate lending joint venture ("JFIN Parent LLC" or "Jefferies Finance") and our commercial real estate finance joint venture ("Berkadia Commercial Holding LLC" or "Berkadia").

- Asset Management provides alternative investment management services to investors globally through our directly owned managers and through our affiliated asset managers. We often seed or provide additional strategic capital in the strategies offered by our affiliated asset managers in addition to investing for our own account. Our Asset Management business also holds investments in public securities and private companies, along with investments in several consolidated subsidiaries whose operations consist of, among other businesses, real estate development, online foreign exchange trading and telecommunications. These investments and holdings include the remainder of our legacy merchant banking portfolio as well as other investments.

Our Businesses

Investment Banking and Capital Markets

Jefferies is one of the world's leading full-service investment banking and capital markets firms. Our Investment Banking and Capital Markets segment focuses on Investment Banking, Equities and Fixed Income. We primarily serve public companies, private companies, and their sponsors and owners, institutional investors and government entities. Our services are enhanced by our relentless client focus, our differentiated insights, deep product and sector expertise and a flat and nimble operating structure leading to exceptional execution.

Investment Banking

We provide our clients around the world with a full range of financial advisory, equity underwriting and debt underwriting services. Our investment banking professionals operate in the Americas, Europe and the Middle East and Asia-Pacific, and are organized into industry, product and geographic coverage groups. Our industry coverage groups include: Consumer; Energy and Power; Financial Institutions; Financial Sponsors; Healthcare; Industrials; Municipal Finance; Real Estate, Gaming and Lodging; and Technology, Media and Telecom. Our product groups include advisory (which includes mergers and acquisitions, debt advisory and restructuring and private capital advisory services), equity underwriting and debt underwriting. Our teams are based in major cities across the United States and other locations in the Americas, in London and additional cities across Europe and the Middle East, and in key markets in Asia and in Australia. We have continually invested in our investment banking business over several decades, consistently expanding our professional talent base and increasing our presence globally.

Advisory Services

We provide mergers and acquisition, debt advisory and restructuring and private capital advisory services to companies, financial sponsors and government entities. In the mergers and acquisitions area, we advise business owners, private equity firms and public and private corporations on mergers, sales, acquisitions, leveraged buyouts, joint ventures, activist defense, spin-offs, and divestitures. In the debt advisory and restructuring area, we provide companies, bondholders, creditors and lenders a full range of both in-court and out-of-court advisory capabilities to help our clients enhance their financial position by obtaining the best available capital and by implementing complex restructuring transactions. As part of our private capital advisory business, we offer a range of liquidity and fundraising solutions to sponsors and limited partners, and advise on both primary and secondary capital raising. We also advise large institutional investors on the sale of existing private equity limited partnership and co-investment interests.

Equity Underwriting

We provide a broad range of equity financing capabilities and equity capital solutions to businesses and their owners. These capabilities include initial public offerings, follow-on offerings, rights issues, block trades, accelerated book builds, equity-linked products and corporate derivative solutions.

Debt Underwriting

We provide a wide range of debt capital raising and acquisition financing capabilities to businesses, financial sponsors and government entities. We help clients raise capital, carry out refinancings, issue bonds, and access alternative and structured finance solutions that optimize terms and minimize risk. These offerings include both public and private debt, such as investment grade debt, high yield bonds, leveraged loans, municipal debt, emerging market debt, global structured notes, preferred stock and mortgage-backed and other asset-backed debt.

Other Investment Banking Activities

Jefferies Finance, our 50/50 joint venture with Massachusetts Mutual Life Insurance Company, structures, underwrites and syndicates primarily senior secured loans to corporate borrowers; and manages proprietary and third-party investments composed of both broadly syndicated and direct lending loans. Jefferies Finance conducts its operations primarily through two business lines, Leveraged Finance Arrangement and Asset Management. In connection with its Leveraged Finance business, loans are originated primarily through our investment banking efforts and Jefferies Finance typically syndicates through us to third-party investors substantially all of its arranged volume. The Asset Management business, referred to as Jefferies Credit Partners, is a multi-strategy credit platform that manages proprietary and third-party capital invested across commingled funds, funds-of-one, separately managed accounts, business development companies and collateralized loan obligations. Broadly syndicated loan investments are sourced through transactions arranged by Jefferies Finance and third-party arrangers and managed through its subsidiary, Apex Credit Partners LLC. Direct lending investments are primarily sourced through Jefferies. Jefferies Finance and its subsidiaries that are involved in investment management are registered investment advisers with the SEC.

Berkadia Commercial Mortgage Holding LLC is our commercial real estate finance and investment sales joint venture with Berkshire Hathaway, Inc. Berkadia originates commercial and multifamily real estate loans that are sold to U.S. government agencies or other investors with Berkadia generally retaining the mortgage servicing rights. Berkadia also provides advisory services in connection with sales of multifamily assets. Berkadia is also a servicer of commercial real estate loans in the U.S., performing primary, master and special servicing functions for U.S. government agency programs and financial services companies.

Strategic Alliance with SMBC Group

In July 2021, we entered into a strategic alliance with Sumitomo Mitsui Financial Group, Inc. ("SMFG"), Sumitomo Mitsui Banking Corporation ("SMBC") and SMBC Nikko Securities Inc. (together referred to as "SMBC Group") to collaborate on corporate and investment banking business opportunities. This relationship has continued to expand, providing us with enhanced client capabilities and supporting continued growth in our global investment banking and capital markets business. Under our alliance, we jointly pursue certain investment banking, capital markets and financing opportunities and have expanded our alliance beyond the United States to Europe and the Middle East, Canada, Asia and Australia.

In September 2025, we announced that we have entered into a Memorandum of Understanding with SMBC Group to establish a joint venture in Japan to conduct together the principal aspects of our wholesale Japanese equity research, sales and trading and equity capital markets business, which we anticipate will begin in January 2027. Additionally, our strategic alliance is expanding joint coverage of larger sponsors and implement joint origination, underwriting and execution for syndicated loans in Europe and the Middle East.

At November 30, 2025, SMBC owns 15.7% of our common stock on an as-converted basis and 14.3% on a fully-diluted, as-converted, basis and the CEO of SMFG serves on our Board of Directors. In September 2025, we agreed to allow SMBC Group to increase its economic ownership to 20% (on as as-converted and fully diluted basis), while maintaining less than 5% voting interest.

Equities

Equities Research, Capital Markets

We provide our clients leading advisory, distribution and solution-based execution capabilities through equities research and sales and trading across the global equities markets. These services are delivered with key capabilities in cash equities, electronic trading, equity derivatives, convertibles, prime services and corporate access. We deliver high touch services and act as agent, principal or market maker to provide clients with execution quality in varying liquidity situations—providing clients with bespoke insights and execution informed by our sector expertise. Our equities electronic trading business provides our clients with local expertise and innovative electronic trading solutions, including customizable algorithms. We offer a full-service coverage model and customized solutions in equity derivatives and financing solutions and our convertibles platform is a market leading franchise.

Commissions or spread revenue is earned by executing, settling and clearing transactions for clients across these markets in equity and equity-related products, including common stock, American depository receipts, global depository receipts, exchange-traded funds, exchange-traded and over-the-counter ("OTC") equity derivatives, convertible and other equity-linked products and closed-end funds. Our equity research, sales and trading efforts are organized across the Americas, Europe and the Middle East and Asia-Pacific and we continue to strengthen our global footprint throughout these regions. Our clients are primarily institutional market participants such as mutual funds, hedge funds, investment advisors, pension and profit sharing plans, and insurance companies. Through our global research team and sales force, we maintain relationships with our clients, distribute investment research and insights, trading ideas, market information and analyses across a range of industries and receive and execute client orders.

Prime Services

Our Prime Services business provides a full-service offering that includes financing, business consulting and capital introduction services, a robust technology platform, outsourced trading solutions for both start-up and existing managers, strategic content and thought leadership. Our prime brokerage services in the U.S. provide hedge funds, money managers and registered investment advisors with execution, financing, clearing, financing, swaps, outsourced trading and reporting and administrative services. Through our outsourced trading offering we provide a global trading solution to all types of asset managers to enhance their trading infrastructure and execution needs. Our platform is fully self-clearing and provides global access to markets across the world. We earn an interest spread equal to the difference between the amount financed for clients and the amount we pay for funds. We also borrow and lend securities versus cash or liquid collateral and earn a net interest spread.

Wealth Management

We provide tailored wealth management services designed to meet the needs of high net worth individuals, their families and their businesses, private equity and venture funds and small institutions.

Fixed Income

We provide clients unique fixed income insights and leading global execution capabilities, working collaboratively across markets to provide best-in-class trade execution. Jefferies' facilitates client activity by making markets in a wide range of fixed income securities, loans and derivative instruments to a large and diversified group of clients including financial institutions and corporates. We offer clients real-time actionable insights and high and low touch execution as well as a range of financing solutions tailored to our clients' needs.

Our global capabilities across sales, trading and capital markets cover credit products including loans, high yield and distressed debt securities, investment grade securities, municipal securities and structured finance transactions. Our emerging markets sales and trading team actively participates in sovereign and corporate fixed income markets in Latin America, Eastern Europe, the Middle East, Africa and Asia. Our global structured solutions business provides customized products in interest rates and foreign exchange to investors as well as providing interest rate and foreign currency hedging solutions to corporates. Our securitized markets group structures, trades and provides warehousing solutions for collateralized loan obligations (CLOs) and asset-backed securities covering prime and non-conforming residential mortgage-backed securities, U.S. agency residential mortgage-backed securities and consumer loans as well as other non-traditional collateral.

We provide execution, distribution, structuring and expertise in the government and agency bond markets. Jefferies is designated as a Primary Dealer for U.S. government securities and is designated in similar capacities for several European countries. Additionally, through the use of repurchase agreements, we act as an intermediary between borrowers and lenders of short-term funds and obtain funding for various of our inventory positions. Our strategists and economists provide ongoing commentary and analysis of the global fixed income markets and provide ideas and analysis to clients across our breadth of fixed income products.

Alternative Asset Management

We manage and provide services to a diverse group of alternative asset management platforms across a spectrum of investment strategies and asset classes.

We offer institutional clients an innovative range of investment strategies through directly owned and affiliated managers and offer investors opportunities to invest alongside us. Our products are offered to pension funds, insurance companies, sovereign wealth funds, endowments and other institutional investors globally. The investment products range from multi-manager products to niche equity long/short strategies to credit strategies, among other strategies. We offer our affiliated asset managers access to stable long-term capital, robust operational infrastructure and global marketing and distribution. We often invest seed or additional strategic capital for our own account in the strategies offered by us and associated third-party asset managers in which we have an interest.

Other Investments

Our legacy merchant banking portfolio includes Stratos Group International, LLC ("Stratos"), provider of online foreign exchange trading services; Tessellis S.p.A. ("Tessellis"), a telecommunications company publicly listed on the Italian stock exchange; HomeFed LLC ("HomeFed"), (real estate); investments in certain public equity securities; and other investments in private and public companies and asset management funds.

Human Capital

Our people make up the fabric of our firm, which is comprised of diverse and innovative teams. We are focused on the durability, health, and long-term growth and development of our business, as well as our long-term contribution to our shareholders, clients, employees, communities in which we live and work, and society as a whole. Instrumental to all of this is our culture.

We have employees located throughout the world. As of November 30, 2025, we had 7,787 employees globally across all of our consolidated subsidiaries within our Investment Banking and Capital Markets and Asset Management reportable segments. Our workforce is distributed across our regions of the Americas with 50%, Europe and the Middle East with 36%, and Asia-Pacific with 14%. We employ 5,990 within our Investment Banking advisory and underwriting businesses, Fixed Income and Equity Capital Markets businesses, and Alternative Asset Management business. In addition, 1,797 individuals are employees of our Stratos, Tessellis, HomeFed and M Science subsidiaries.

Talent and Recruiting

In order to compete effectively and continue to provide best-in-class service to our clients, we must attract and retain highly talented professionals. Our core workforce is predominately composed of employees in roles within investment banking, sales, trading, research and other revenue producing and supporting roles for those businesses. We believe that our culture, our effort to maintain a meritocracy in terms of opportunity and compensation, and our continued evolution and growth contribute to our success in attracting and retaining strong talent.

We value continued training and development for all employees. We seek to equip our people at all stages in their careers with the tools necessary to become thoughtful and effective professionals. We offer customized, year-long training curriculums across all divisions and title levels globally, focused on enhancing skillsets, professional development and management best practices. Our programs comprise both internal leaders and best-in-class external experts facilitating our trainings. We also offer mentoring initiatives, including our firmwide Cross-Divisional Mentoring Program, Career Advisory Program, New Hire Buddy Program, and Managing Director Mentoring. To supplement our in-person learning model, we also offer on-demand training to all of our employees via a digital learning platform.

Wellness

In addition to training and development programs, we continue to be focused on the mental and physical well-being of our employees. We host global wellness webinars led by mental health experts, provide confidential 1:1 wellness and nutritional counseling, host monthly group fitness classes and offer a variety of tailored wellness content for "Mental Health Awareness Month" in May and "World Mental Health Day" in October. The events for these two initiatives include training sessions with world-class psychologists on managing stress and well-being, supporting the mental health of friends, family and colleagues, emotional regulation and physical fitness initiatives.

Culture and Community

The foundation of our culture is our approach to building community and fostering engagement, which is summed up in our Corporate Social Responsibility Principle: Respect People. We believe that innovation and thought leadership thrive when individuals feel connected, valued and empowered. We have implemented a number of policies and measures focused on non-discrimination, sexual harassment prevention, health and safety and training and education. We have strong internal partnerships engaging eight global Employee Resource Groups (ERGs) that support a collaborative workplace. Our ERG Council, co-sponsored by Rich Handler, our CEO, and Brian Friedman, our President, gives our Employee Resource Groups a platform to come together and discuss best practices, as well as collaborate on firmwide initiatives.

We have also made a commitment to building a culture that provides opportunities for all employees regardless of our differences. As a result, we are able to pool our collective insights and intelligence to provide fresh and innovative thinking for our clients. Our strategy focuses on fostering inclusive leadership, building inclusive teams, developing our leaders, fostering community and belonging and client and community engagement.

Our Board has a Culture and Community Committee, which, among other things, oversees the sustainability matters arising from our business and includes oversight over the Company's efforts to build upon our culture. The Culture and Community Committee demonstrates our and the Board's ongoing commitment to fostering a culture of engagement and of supporting communities in which we operate.

We encourage you to review our Culture and Community Report (located on our website) for more detailed information regarding our human capital programs and initiatives. Nothing on our website, including the Culture and Community Report or sections thereof, is deemed incorporated by reference into this Report. In addition, for discussion of the risks relating to our ability to attract, develop and retain highly skilled and productive employees, refer to "Part 1. Item 1A. Risk Factors."

Employee Benefits

Our benefits are designed to attract, support and retain employees by providing employees and their spouses, partners and families with health and wellness programs (medical, dental, vision and behavioral), retirement wealth accumulation, paid time off, income replacement (paid sick and disability leaves and life insurance) and family-oriented benefits (parental leaves and childcare assistance). We also provide all our employees with benefits to support inclusive fertility health and family-forming benefits, including coaching for individuals going out and returning from primary caregivers leave globally. We have continued to broaden our inclusive benefits offering by adding menopause support as well. We also endeavor to provide location specific health club, transportation and employee discounts.

Giving Back to Community

The firm is committed to giving back to our communities. In 2025, we donated approximately $19.0 million to organizations across a number of Jefferies-supported charitable initiatives. Additionally, through our Employee Resource Groups, employees have created lasting partnerships by volunteering time to support several of these charitable partners.

Competition

All aspects of our business are intensely competitive. We compete primarily with large global bank holding companies that engage in investment banking and capital markets activities as one of their lines of business and that have greater capital and resources than we do. We also compete against other broker-dealers, asset managers and boutique firms. We believe the principal factors driving our competitiveness include our ability to provide differentiated insights to our clients that lead to better business outcomes, to attract, retain and develop skilled professionals and to deliver a competitive breadth of high-quality service offerings; our vast global footprint; the depth and breadth of our capabilities in Investment Banking and Capital Markets; and our ability to maintain a flat, nimble and entrepreneurial culture built on immediacy and client service.

Regulation

Regulation in the United States. The financial services industry in which we operate is subject to extensive regulation. As a publicly traded company and through our investment bank, investment management and derivative businesses in the U.S., we are subject to the jurisdiction of the Securities and Exchange Commission ("SEC"). In the U.S., the SEC is the federal agency responsible for the administration of federal securities laws, and the Commodity Futures Trading Commission ("CFTC") is the federal agency responsible for the administration of laws relating to commodity interests. In addition, we are subject to regulation by the Financial Industry Regulatory Authority, Inc. ("FINRA") and the National Futures Association ("NFA") and our municipal securities activities are subject to regulation by the Municipal Securities Rulemaking Board ("MSRB"). In addition to federal regulation, we are subject to state securities regulations in each state and U.S. territory in which we conduct securities or investment advisory activities and to regulation by the securities exchanges and execution facilities of which we are a member.

The SEC, FINRA, CFTC, NFA and state securities regulators conduct periodic examinations of broker-dealers, investment advisors, futures commission merchants ("FCMs"), swap dealers, security-based swap dealers ("SBS dealers") and over the counter derivatives dealer ("OTCDD"). The designated examining authority for Jefferies LLC's activities as a broker-dealer is FINRA, and the designated self-regulatory organization ("DSRO") for Jefferies LLC's non-clearing FCM activities is the NFA. As it pertains to Jefferies Financial Services Inc. ("JFSI"), the designated examining authority for its activities as an SEC registered SBS dealer and OTCDD is the SEC and the DSRO for its activities as a swap dealer registered with the CFTC is the NFA.

SEC, FINRA, MSRB, SRO and state securities regulations cover all aspects of the securities business, including sales and trading methods, trade practices among broker-dealers, use and safekeeping of customers' funds and securities, capital structure and requirements, anti-money laundering efforts, recordkeeping and the conduct of broker-dealer personnel including officers and employees. Registered investment advisors are subject to, among other requirements, SEC regulations concerning marketing, transactions with affiliates, custody of client assets, disclosures to clients, conflict of interest, insider trading and recordkeeping; and investment advisors that are also registered as commodity trading advisors or commodity pool operators are also subject to regulation by the CFTC and the NFA. Additional legislation, changes in rules promulgated by the SEC, FINRA, CFTC, NFA and other SROs of which the broker-dealer is a member, and state securities regulators, or changes in the interpretation or enforcement of existing laws or rules may directly affect our operations and profitability. The SEC, CFTC, FINRA, NFA, state securities regulators and state attorneys general may conduct administrative proceedings or initiate civil litigation that can result in adverse consequences for Jefferies LLC, JFSI, and its affiliated entities, including affiliated investment advisors, as well as its and their officers and employees (including, without limitation, injunctions, censures, fines, suspensions, directives that impact business operations (including proposed expansions), membership expulsions, or revocations of licenses and registrations).

The investment advisers responsible for the Jefferies' investment management businesses are all registered as investment advisers with the SEC or rely upon the registration of an affiliated adviser, and all are currently exempt from registration as Commodity Pool Operators and Commodity Trading Advisors.

Registered investment advisers are subject to the requirements of the Advisers Act and the regulations promulgated thereunder. Such requirements relate to, among other things, fiduciary duties to clients, maintaining an effective compliance program, operational and marketing requirements, disclosure obligations, conflicts of interest, fees and prohibitions on fraudulent activities. The investment activities are also subject to regulation under the Securities Exchange Act of 1934, as amended, the Securities Act of 1933, as amended, the Investment Company Act of 1940, as amended (the "Investment Company Act") and various other statutes, as well as the laws of the fifty states and the rules of various United States and non-United States

securities exchanges and self-regulatory organizations, including laws governing trading on inside information, market manipulation and a broad number of technical requirements (e.g., options and futures position limits, execution requirements and reporting obligations) and market regulation policies in the United States and globally. Congress, regulators, tax authorities and others continue to explore and implement regulations governing all aspects of the financial services industry. Pursuant to systemic risk reporting requirements adopted by the SEC, Jefferies' affiliated registered investment advisers with private investment fund clients are required to report certain information about their investment funds to the SEC.

Regulatory Capital Requirements. Several of our regulated entities are subject to financial capital requirements that are set by applicable local regulations.

Jefferies LLC is a dually registered broker-dealer and FCM and is required to maintain net capital in excess of the greater of the SEC or CFTC minimum financial requirements. The SEC's Uniform Net Capital Rule 15c3-1 (the "Net Capital Rule") specifies the minimum level of net capital a broker-dealer must maintain and also requires that a significant part of a broker-dealer's assets be kept in relatively liquid form. The SEC and various self-regulatory organizations impose rules that require notification when net capital falls below certain predefined criteria, limit the ratio of subordinated debt to equity in the regulatory capital composition of a broker-dealer and constrain the ability of a broker-dealer to expand its business under certain circumstances. Jefferies LLC has elected to compute its minimum net capital requirement in accordance with the "Alternative Net Capital Requirement" as permitted by the Net Capital Rule, which provides that a broker-dealer shall not permit its net capital, as defined, to be less than the greater of 2% of its aggregate debit balances (primarily customer-related receivables) or $250,000 ($1.5 million for prime brokers, as applicable to Jefferies LLC).

Compliance with the Net Capital Rule could limit Jefferies LLC's operations, such as underwriting and trading activities and financing customers' prime brokerage or other margin activities that could require the use of significant amounts of capital or limit its ability to engage in certain financing transaction. Compliance may also restrict its ability (i) to make payments of dividends, withdrawals or similar distributions or payments to a stockholder/parent or other affiliate, (ii) to make a redemption or repurchase of shares of stock, or (iii) to make an unsecured loan or advance to such shareholders or affiliates. As a carrying/clearing broker-dealer, FINRA could impose higher minimum net capital requirements than required by the SEC and could restrict Jefferies LLC from expanding business or to reduce its business activities. As a non-clearing FCM, Jefferies LLC is also required to maintain minimum adjusted net capital of $1.0 million under CFTC rules.

As a registered broker dealer that clears and carries customer accounts and proprietary accounts of brokers or dealers (commonly referred to as "PAB"), Jefferies LLC is subject to the customer and PAB reserve provisions under SEC Rule 15c3-3 and is required to compute a separate reserve formula requirements for customer and PAB accounts and deposit cash or qualified securities into separate special reserve bank account for the exclusive benefit of customers and PAB.

Jefferies LLC is also subject to the Securities Investor Protection Act and is required by federal law to be a member of the Securities Investors Protection Corporation ("SIPC"). The SIPC oversees the liquidation of broker-dealers during liquidation or financial distress. The SIPC fund provides protection for cash and securities held in client accounts up to $500,000 per client, with a limitation of $250,000 on claims for cash balances.

JFSI as an SBS dealer, and OTCDD and swap dealer registered with the CFTC is required to comply with the SEC and CFTC capital rules for SBS dealers and swap dealers, respectively. Further, as an OTCDD, JFSI is subject to compliance with the SEC's net capital requirements. As an SEC registered OTCDD and security-based swap dealer, JFSI is subject to rules regarding capital, segregation and margin requirements. The CFTC and NFA have also adopted similar swap dealer capital rules. Under the rules there are minimum capital requirements for an entity that acts as a dealer in SBS or swaps, of $100 million in tentative net capital and the greater of $20 million or 2% of a risk margin amount (that the SEC could, in the future, increase up to 4% or 8%) of a risk margin amount in net capital. The risk margin amount for the SEC means the sum of (i) the total initial margin required to be maintained by the SEC-registered SBS dealer at each clearinghouse with respect to SBS or swap transactions cleared for SBS or swap customers and (ii) the total initial margin amount calculated by the SEC-registered SBS dealer with respect to non-cleared SBS and swaps under the SEC rules. The risk margin amount for the CFTC means the total initial margin amount calculated by the CFTC-registered swap dealer with respect to non-cleared SBS and swaps under the CFTC rules.

For additional information refer to Item 1A. Risk Factors - "Legislation and regulation may significantly affect our business."

Jefferies Financial Group Inc. is not subject to any regulatory capital rules.

Refer to Net Capital within Item 7. Management's Discussion and Analysis and Note 21, Regulatory Requirements in this Annual Report on Form 10-K for additional discussion of net capital calculations.

Regulation outside the United States. We are an active participant in the international capital markets and provide investment banking services in Europe and the Middle East and Asia-Pacific. Jefferies International Limited, which is the principal operating subsidiary of Jefferies in the U.K., maintains regulatory capital aligned with the two key regulatory pillars. Pillar 1 is its own funds requirement which represents the highest of the permanent minimum capital requirement, fixed overheads requirement and k-factor requirements set out in the Investment Firms Prudential Regime under the Financial Conduct Authority's ("FCA") MIFIDPRU sourcebook, while Pillar 2 pertains to the International Capital Adequacy and Risk Assessment process whereby Jefferies International Limited ensures that it maintains capital in excess of minimum regulatory capital requirements under both normal and stressed conditions. Our international subsidiaries are subject to extensive regulations proposed, promulgated and enforced by, among other regulatory bodies, the European Commission and European Supervisory Authorities (including the European Banking Authority and European Securities and Market Authority), the U.K. Financial Conduct Authority, the German Federal Financial Supervisory Authority, the Canadian Investment Regulatory Organization, the Swiss Financial Market Supervisory Authority, the Dubai Financial Services Authority, the Hong Kong Securities and Futures Commission, the Japan Financial Services Agency, the Monetary Authority of Singapore, the Australian Securities and Investments Commission and the Securities and Exchange Board of India.

Every country in which we do business imposes upon us laws, rules and regulations similar to those in the U.S., including with respect to some form of capital adequacy rules, customer protection rules, data protection regulations, anti-money laundering and anti-bribery rules, compliance with other applicable trading and investment banking regulations and similar regulatory reform.

Item 1A. Risk Factors

Factors Affecting Our Business

The following factors describe some of the assumptions, risks, uncertainties and other factors that could adversely affect our business or that could necessitate unforeseen changes to the ways we operate our businesses or could otherwise result in changes that differ materially from our expectations. In addition to the specific factors mentioned in this report, we may also be affected by other factors that affect businesses generally, such as global or regional changes in economic, business or political conditions, acts of war, terrorism, pandemics, climate change, and natural disasters.

Credit, Market and Liquidity Risks

Our business is subject to significant credit risk.

In the normal course of our businesses, we are involved in the execution, settlement and financing of various customer and principal securities and derivative transactions. These activities are transacted on a cash, margin or delivery-versus-payment basis and are subject to the risk of counterparty or customer nonperformance. Even when transactions are collateralized by the underlying security or other securities, we still face the risks associated with changes in the market value of the collateral through settlement date or during the time when margin is extended and collateral has not been secured or the counterparty defaults before collateral or margin can be adjusted. We may also incur credit risk in our derivative transactions to the extent such transactions result in uncollateralized credit exposure to our counterparties.

We seek to control the risk associated with these transactions by establishing and monitoring credit limits and by monitoring collateral and transaction levels daily. We may require counterparties to deposit additional collateral or return collateral pledged. In certain circumstances, we may, under industry regulations, purchase the underlying securities in the market and seek reimbursement for any losses from the counterparty. However, there can be no assurances that our risk controls will be successful.

We are exposed to significant market risk and our principal trading and investments expose us to risk of loss.

Market risk generally represents the risk that values of assets and liabilities or revenues will be adversely affected by changes in market conditions. Market risk is inherent in the financial instruments associated with our operations and activities, including trading account assets and liabilities, loans, securities, short-term borrowings, corporate debt and derivatives. Market conditions that change from time to time, thereby exposing us to market risk, include fluctuations in interest rates, equity prices, relative exchange rates, and price deterioration or changes in value due to changes in market perception or actual credit quality of an issuer.

In addition, disruptions in the liquidity or transparency of the financial markets may result in our inability to sell, syndicate or realize the value of security positions, thereby leading to increased concentrations. The inability to reduce our positions in specific securities may not only increase the market and credit risks associated with such positions, but also increase capital requirements, which could have an adverse effect on our business, results of operations, financial condition and liquidity.

A considerable portion of our revenues is derived from trading in which we act as principal. We may incur trading losses relating to the purchase, sale or short sale of fixed income, high yield, international, convertible and equity securities, loans, derivative contracts and commodities for our own account. In any period, we may experience losses on our inventory positions as a result of the level and volatility of equity, fixed income and commodity prices (including oil prices), lack of trading volume and illiquidity. From time to time, we may engage in a large block trade in a single security or maintain large position concentrations in a single security, securities of a single issuer, securities of issuers engaged in a specific industry or securities from issuers located in a particular country or region. In general, because our inventory is marked to market on a daily basis, any adverse price movement in these securities could result in a reduction of our revenues and profits. In addition, we may engage in hedging transactions that if not successful, could result in losses. Increased market volatility may also impact our revenues as transaction activity in our investment banking and capital markets sales and trading businesses can be negatively impacted in a volatile market environment.

Refer to Management's Discussion and Analysis of Financial Condition and Results of Operations-Risk Management within Part II, Item 7. of this Annual Report on Form 10-K for additional discussion.

A credit-rating agency downgrade could significantly impact our business.

The cost and availability of financing generally are impacted by (among other things) our credit ratings. If any of our credit ratings were downgraded, or if rating agencies indicate that a downgrade may occur, our business, financial position and results of operations could be adversely affected and perceptions of our financial strength could be damaged, which could adversely affect our client relationships. Additionally, we intend to access the capital markets and issue debt securities from time to time, and a decrease in our credit ratings or outlook could adversely affect our liquidity and competitive position, increase our borrowing costs, decrease demand for our debt securities and increase the expense and difficulty of financing our operations. In addition, in connection with certain over-the-counter derivative contract arrangements and certain other trading arrangements, we may be required to provide additional collateral to counterparties, exchanges and clearing organizations in the event of a credit rating downgrade. Such a downgrade could also negatively impact the prices of our debt securities. There can be no assurance that our credit ratings will not be downgraded.

As a holding company, we are dependent for liquidity from payments from our subsidiaries, many of which are subject to restrictions.

As a holding company, we depend on dividends, distributions and other payments from our subsidiaries to fund payments on our obligations, including debt obligations. Several of our subsidiaries, particularly our broker-dealer subsidiaries and swap dealer subsidiary, are subject to regulations that limit or restrict dividend payments or reduce the availability of the flow of funds from those subsidiaries to us. In addition, our broker-dealer subsidiaries and swap dealer subsidiary are subject to restrictions on their ability to lend or transact with affiliates and are required to maintain minimum regulatory capital requirements. These regulations may hinder our ability to access funds that we may need to make payments to fulfill obligations.

From time to time, we may invest in securities that are illiquid or subject to restrictions.

From time to time, we may invest in securities that are subject to restrictions which prohibit us from selling the securities for a period of time. Such agreements may limit our ability to generate liquidity quickly through the disposition of the underlying investment while the agreement is effective.

Economic Environment Risks

We may incur losses as a result of unforeseen or catastrophic events, including the emergence of a pandemic, cybersecurity incidents and events, terrorist attacks, war, trade policies, military conflict, climate-related incidents or other natural disasters.

The occurrence of unforeseen or catastrophic events, including the emergence of a pandemic, such as COVID-19, or other widespread health emergency (or concerns over the possibility of such an emergency), cybersecurity incidents and events, terrorist attacks, war, trade policies, military conflict, could create economic and financial disruptions, and could lead to operational difficulties (including travel limitations) that could impair our ability to manage our businesses. For instance, the spread of illnesses or pandemics has, and could in the future, cause illness, quarantines, various shutdowns, reduction in business activity and financial transactions, labor shortages, supply chain interruptions and overall economic and financial market instability. In addition, geopolitical and military conflict and war between Russia and Ukraine and Hamas and Israel have and could continue to result in instability and adversely affect the global economy or specific markets, which could continue to have an adverse impact or cause volatility in the financial services industry generally or on our results of operations and financial conditions. In addition, these geopolitical tensions can cause an increase in volatility in commodity and energy prices, creating supply chain issues, and causing instability in financial markets. Sanctions imposed by the United States and other countries in response to such conflict could further adversely impact the financial markets and the global economy, and any economic countermeasures by the affected countries or others, could exacerbate market and economic instability. While we do not have any operations in Russia or any clients with significant Russian operations and we have minimal market risk related to securities of companies either domiciled or operating in Russia, the specific consequences of the conflict in Ukraine on our business is difficult to predict at this time. Likewise, our investments and assets in our growing Israeli business could be negatively affected by consequences from the geopolitical and military conflict in the region. In addition to inflationary pressures affecting our operations, we may also experience an increase in cyberattacks against us and our third-party service providers from Russia, Hamas or their allies.

Climate change concerns and incidents or other natural disasters could disrupt our businesses, adversely affect the profitability of certain of our investments, adversely affect client activity levels, adversely affect the creditworthiness of our counterparties and damage our reputation.

Jefferies Financial Group Inc.

Climate change may cause extreme weather events that disrupt operations at one or more of our or our customer's or client's locations, which may negatively affect our ability to service and interact with our clients, and also may adversely affect the value of certain of our investments, including our real estate investments. Climate change, as well as uncertainties related to the transition to a lower carbon dependent economy, may also have a negative impact on the financial condition of our clients, which may decrease revenues from those clients and increase the credit risk associated with loans and other credit exposures to those clients. Additionally, our reputation and client relationships may be damaged as a result of our involvement, or our clients' involvement, in certain industries or projects associated with causing or exacerbating climate change, as well as any decisions we make to continue to conduct or change our activities in response to considerations relating to climate change.

New regulations or guidance relating to climate change and the transition to a lower carbon dependent economy, as well as the perspectives of shareholders, employees and other stakeholders regarding climate change, may affect whether and on what terms and conditions we engage in certain activities or offer certain products, as well as impact our business reputation and efforts to recruit and retain employees and customers.

Abrupt changes in market and general economic conditions have in the past adversely affected, and may in the future adversely affect, our business and profitability and cause volatility in our results of operations.

Economic and market conditions have had, and will continue to have, a direct and material impact on our results of operations and financial condition because performance in the financial services industry is heavily influenced by the overall strength of general economic conditions and financial market activity.

Our investment banking revenue, in the form of advisory services and underwriting, is directly related to general economic conditions and corresponding financial market activity. When the outlook for such economic conditions is uncertain or negative, financial market activity generally tends to decrease, which reduces our investment banking revenues. Reduced expectations of U.S. economic growth or a decline in the global economic outlook could cause financial market activity to decrease and negatively affect our investment banking revenues.

A sustained and continuing market downturn could lead to or exacerbate declines in the number of securities transactions executed for clients and, therefore, to a decline in the revenues we receive from commissions and spreads. Correspondingly, a reduction of prices of the securities we hold in inventory or as investments would lead to reduced revenues.

Revenues from our asset management businesses have been and may continue to be negatively impacted by declining securities prices, as well as widely fluctuating securities prices. Because our asset management businesses hold long and short positions in equity and debt securities, changes in the prices of these securities, as well as any decrease in the liquidity of these securities, may materially and adversely affect our revenues from asset management.

Similarly, our other investments businesses may suffer from the above-mentioned impacts of fluctuations in economic and market conditions, including reductions in business activity and financial transactions, labor shortages, supply chain interruptions and overall economic and financial market instability. In addition, other factors, most of which are outside of our control, can affect our businesses, including the state of the real estate market, the state of the Italian telecommunications market, and the state of international market and economic conditions which impact trading volume and currency volatility, and changes in regulatory requirements.

In addition, global economic conditions and global financial markets remain vulnerable to the potential risks posed by certain events, which could include, among other things, the level and volatility of interest rates, the availability and market conditions of financing, economic growth or its sustainability, unforeseen changes to gross domestic product, inflation, energy prices, fluctuations or other changes in both debt and equity capital markets and currencies, political and financial uncertainty in the United States and the European Union, foreign trade restrictions, ongoing concern about Asia's economies, global supply disruptions, complications involving terrorism and armed conflicts around the world (including the conflict between Russia and Ukraine, and Hamas and Israel, or other challenges to global trade or travel, such as those that occur due to a pandemic). More generally, because our business is closely correlated to the general economic outlook, a significant deterioration in that outlook or realization of certain events would likely have an immediate and significant negative impact on our business and overall results of operations.

Changing financial, economic and political conditions could result in decreased revenues, losses or other adverse consequences.

Global or regional changes in the financial markets or economic and political conditions could adversely affect our business in many ways, including the following:

- A market downturn, potential recession and high inflation, as well as declines in consumer confidence and an increase in unemployment rates, could lead to a decline in the volume of transactions executed for customers and, therefore, to a decline in the revenues we receive from commissions and spreads. Any such economic downturn, volatile business environment, hostile third-party action or continued unpredictable and unstable market conditions could adversely affect our general business strategies;

- Unfavorable conditions or changes in general political, economic or market conditions could reduce the number and size of transactions in which we provide underwriting, financial advisory and other services. Our investment banking revenues, in the form of financial advisory, underwriting or placement fees, are directly related to the number and size of the transactions in which we participate and could therefore be adversely affected by unfavorable financial, economic or political conditions. In particular, the increasing trend toward sovereign protectionism and de-globalization has resulted or could result in decreases in free trade, erosion of traditional international coalitions, the imposition of sanctions, tariffs or other trade restrictions, governmental closures and no-confidence votes, domestic and international strife, and general market upheaval in response to such events, all of which could negatively impact our business;

- Adverse changes in the securities markets could lead to a reduction in revenues from asset management fees and losses on our own capital invested in managed funds. Even in the absence of a market downturn, below-market investment performance by our funds and portfolio managers could reduce asset management revenues and assets under management and result in reputational damage that might make it more difficult to attract new investors;

- Adverse changes in the financial markets could lead to regulatory restrictions that may limit or halt certain of our business activities;

- Limitations on the availability of credit can affect our ability to borrow on a secured or unsecured basis, which may adversely affect our liquidity and results of operations. Global market and economic conditions have been particularly disrupted and volatile in the last several years and may be in the future. Our cost and availability of funding could be affected by illiquid credit markets and wider credit spreads;

- New or increased taxes on compensation payments such as bonuses may adversely affect our profits;

- Should one of our clients or competitors fail, our business prospects and revenue could be negatively impacted due to negative market sentiment causing clients to cease doing business with us and our lenders to cease loaning us money, which could adversely affect our business, funding and liquidity;

- Unfavorable economic conditions could have an adverse effect on the demand for new loans and the servicing of loans originated by third-parties, which would have an adverse impact on the operations and profitability of some of our financial services businesses.

Operational Risks

We may incur losses if our risk management is not effective.

We seek to monitor and control our risk exposure. Our risk management processes and procedures are designed to limit our exposure to acceptable levels as we conduct our business. We apply a comprehensive framework of limits on a variety of key metrics to constrain the risk profile of our business activities. These limits reflect our risk tolerances for business activity. Our framework includes inventory position and exposure limits on a gross and net basis, scenario analysis and stress tests, Value-at-Risk, sensitivities, exposure concentrations, aged inventory, the amount of Level 3 assets, counterparty exposure, leverage, cash capital and performance analysis. Refer to Management's Discussion and Analysis of Financial Condition and Results of Operations - Risk Management within Part II. Item 7. of this Annual Report on Form 10-K for additional discussion. While we employ various risk monitoring and risk mitigation techniques, those techniques and the judgments that accompany their application, including risk tolerance determinations, cannot anticipate every economic and financial outcome or the specifics and timing of such outcomes. As a result, we may incur losses notwithstanding our risk management processes and procedures.

The ability to attract, develop and retain highly skilled and productive employees is critical to the success of our business.

Our ability to develop and retain our clients depends on the reputation, judgment, business generation capabilities and skills of our professionals. To compete effectively, we must attract, retain and motivate qualified professionals, including successful investment bankers, sales and trading professionals, research professionals, portfolio managers and other revenue producing or specialized personnel, in addition to qualified, successful personnel in functional, non-revenue producing roles. Competitive pressures we experience with respect to employees could have an adverse effect on our business, results of operations, financial condition and liquidity.

Turnover in the financial services industry is high. The cost of retaining skilled professionals in the financial services industry has escalated considerably. Financial industry employers are increasingly offering guaranteed contracts, upfront payments and increased compensation. These can be important factors in a current employee's decision to leave us as well as in a prospective employee's decision to join us. As competition for skilled professionals in the industry remains intense, we may have to devote significant resources to attracting and retaining qualified personnel.

If we were to lose the services of certain of our professionals, we may not be able to retain valuable relationships and some of our clients could choose to use the services of a competitor instead of our services. If we are unable to retain our professionals or recruit additional professionals, our reputation, business, results of operations and financial condition will be adversely affected. Further, new business initiatives and efforts to expand existing businesses frequently require that we incur compensation and benefits expense before generating additional revenues.

Moreover, companies in our industry whose employees accept positions with competitors often claim that those competitors have engaged in unfair hiring practices. We may be subject to such claims in the future as we seek to hire qualified personnel who have worked for our competitors. Some of these claims may result in material litigation. We could incur substantial costs in defending against these claims, regardless of their merits. Such claims could also discourage potential employees who work for our competitors from joining us.

We face increasing competition in the financial services industry.

We operate in an intensely competitive market with other global bank holding companies that engage in investment banking and capital markets activities as one of their lines of business and that have greater capital and resources than we do. We also compete against other banks, broker-dealers, asset managers and boutique firms on both a global and regional basis. There is also growing pressure to provide services at lower fees to appeal to clients, which may impact our ability to effectively compete.

Operational risks may disrupt our business, result in regulatory action against us or limit our growth.

Our businesses are highly dependent on our ability to process and settle, on a daily basis, a large number of transactions across numerous and diverse markets in many currencies, and the transactions we process have become increasingly complex. If any of our financial, accounting or other data processing systems do not operate properly, or are disabled, or if there are other shortcomings or failures in our internal processes, people or systems, we could suffer an impairment to our liquidity, financial loss, a disruption of our businesses, liability to clients, regulatory intervention or reputational damage. These systems may fail to operate properly or become disabled as a result of events that are wholly or partially beyond our control, including a disruption of electrical or communications services or our inability to occupy one or more of our buildings. The inability of our systems to accommodate an increasing volume and complexity of transactions could also constrain our ability to expand our businesses.

Certain of our financial and other data processing systems rely on access to and the functionality of operating systems maintained by third-parties. If the accounting, trading or other data processing systems on which we are dependent are unable to meet increasingly demanding standards for processing and security or, if they fail or have other significant shortcomings, we could be adversely affected. Such consequences may include our inability to effect transactions and manage our exposure to risk.

In addition, despite the contingency plans we have in place, our ability to conduct business may be adversely impacted by a disruption in the infrastructure that supports our businesses and the communities in which they are located. This may include a disruption involving electrical, communications, transportation or other services used by us or third-parties with which we conduct business.

Any cyber attack, cybersecurity incident, or other information security breach of, or vulnerability in, our technology systems, or those of our clients, partners, counterparties, or other third-party service providers we rely on, could have operational impacts, subject us to significant liability and harm our reputation.

Our operations rely heavily on the secure processing, storage and transmission of financial, personal and other information in our computer systems and networks. In recent years, there have been several highly publicized incidents involving financial services companies and their service providers reporting the unauthorized disclosure of client or other confidential information, as well as cyber attacks involving theft, dissemination and destruction of corporate information or other assets, which in some cases occurred as a result of failure to follow procedures by employees or contractors or as a result of actions by third-parties. Cyber attacks can originate from a variety of sources, including foreign governments and third-parties affiliated with them, organized crime or terrorist organizations, and malicious individuals both outside and inside a targeted company, including through use of relatively new artificial intelligence ("AI") tools or methods that can be used to create deepfakes for impersonation or to enable attack campaigns more quickly and effectively. Retaliatory acts by Russia, Hamas or their allies in response to economic sanctions or other measures taken by the global community arising from the Russia-Ukraine and Hamas-Israel conflicts, as well as other acts by nation states or their allies in the context of other geopolitical conflicts or tensions, could result in an increased number and/or severity of cyber attacks. Malicious actors may also attempt to compromise or induce our employees, clients or other users of our systems to disclose sensitive information or provide access to our data, and these types of risks may be difficult to detect or prevent.

Like other financial services firms, we and our third-party service providers have been the target of cyber attacks. Although we and our service providers regularly defend against, respond to and mitigate the risks of cyberattacks, cybersecurity incidents among financial services firms and industry generally are on the rise. We are not aware of any material losses we have incurred relating to cyber attacks or other information security breaches. The techniques and malware used in these cyber attacks and cybersecurity incidents are increasingly sophisticated, change frequently and are often not recognized until launched because they are novel. Although we monitor the changing cybersecurity risk environment and seek to maintain reasonable security measures, including a suite of authentication and layered information security controls, no security measures are infallible, and we cannot guarantee that our safeguards will always work or that they will detect, mitigate or remediate these risks in a timely manner. Despite our implementation of reasonable security measures and endeavoring to modify them as circumstances warrant, our computer systems, software and networks may be vulnerable to spam attacks, unauthorized access, distributed denial of service attacks, ransomware, computer viruses and other malicious code, impersonation campaigns as well as human error, natural disaster, power loss, and other events that could damage our reputation, impact the security and stability of our operations, and expose us to class action lawsuits and regulatory investigation, action, and penalties, and significant liability.

We also rely on numerous third-party service providers to conduct other aspects of our business operations and we face similar risks relating to them. While we evaluate the information security programs and defenses of third-party vendors, we cannot be certain that our reviews and oversight will identify all potential information security weaknesses or that our vendors' information security protocols are or will be sufficient to withstand or adequately respond to a cyber attack, cybersecurity incident or other information security breach. In addition, in order to access our products and services, or trade with us, our customers and counterparties may use networks, computers and other devices that are beyond our security control systems and processes.

Notwithstanding the precautions we take, if a cyber attack, cybersecurity incident, or other information security breach were to occur, this could jeopardize the information we confidentially maintain, or otherwise cause interruptions in our operations or those of our clients and counterparties, exposing us to liability. As attempted attacks continue to evolve in scope and sophistication, we may be required to expend substantial additional resources to modify or enhance our reasonable security measures, to investigate and remediate vulnerabilities or other exposures or to communicate about cyber attacks, cybersecurity incidents or other information security breaches to our customers, partners, third-party service providers and counterparties. Though we have insurance against some cyber risks and attacks, we may be subject to litigation and financial losses that exceed our insurance policy limits or are not covered under any of our current insurance policies. A technological breakdown could also interfere with our ability to comply with financial reporting and other regulatory requirements, exposing us to potential disciplinary action by regulators. Successful cyber attacks, cybersecurity incidents or other information security breaches at other large financial institutions or other market participants, whether or not we are affected, could lead to a general loss of customer confidence in financial institutions that could negatively affect us, including harming the market perception of the effectiveness of our security measures or the financial system in general, which could result in a loss of business.

Further, in light of the high volume of transactions we process, the large number of our clients, partners and counterparties, and the increasing sophistication of malicious actors that may employ increasingly sophisticated methods such as new artificial intelligence tools, a cyber attack, cybersecurity incident, or other information security breach could occur and persist for an extended period of time without detection. We expect that any investigation of a cyber attack, cybersecurity incident, or other information security breach would take substantial amounts of time and resources, and that there may be extensive delays before we obtain full and reliable information. During such time we would not necessarily know the extent of the harm caused by the cyber attack, cybersecurity incident, or other information security breach or how best to remediate it, and certain errors or actions could be repeated or compounded before they are discovered and remediated. All of these factors could further increase the costs and consequences of such a cyber attack or cybersecurity incident. In providing services to clients, we manage, utilize and store sensitive or confidential client or employee data, including personal data. As a result, we are subject to numerous laws and regulations designed to protect this information, such as U.S. and non-U.S. federal and state laws governing privacy and cybersecurity. If any person, including any of our associates, negligently disregards or intentionally breaches our established controls with respect to client or employee data, or otherwise mismanages or misappropriates such data, we could be subject to significant monetary damages, regulatory enforcement actions, fines and/or criminal prosecution. In addition, unauthorized disclosure of sensitive or confidential client or employee data, whether through system compromise or failure, employee negligence, fraud or misappropriation, could damage our reputation and cause us to lose clients and related revenue. Depending on the circumstances giving rise to the information security breach, this liability may not be subject to a contractual limit or an exclusion of consequential or indirect damages.

The development and use of artificial intelligence presents risks and challenges that could adversely impact our business, financial condition, and results of operations.

We, or our third-party service providers, may develop or incorporate AI technology in certain business operations, processes, products, or services. The development and use of AI presents a number of opportunities for us, as well as risks and challenges. The full extent of current or future risks related to the development of AI technology is not possible to predict and we may not be able to anticipate, prevent, mitigate or remediate all of the potential risks, challenges or impacts of such changes. AI could significantly disrupt the business models, investment strategies, operational processes, and markets in which we operate and subject us to increased competition, which could have a material adverse effect on our business, financial condition and results of operations. Some of our competitors may be more successful than us in the development and implementation of new technologies, including services and platforms based on AI, to address investor demands or improve operations. If we are unable to adequately advance our capabilities in these areas, or do so at a slower pace than others in our industry, we may be at a disadvantage. The use of AI may also include the input of sensitive personal information, trade secrets, and other protected data by both us and third parties and could result in the exposure of such information.

In addition, the worldwide legal and regulatory environment relating to AI is uncertain and rapidly evolving, which could require changes in our potential use and implementation of AI technology, limit our ability to integrate AI, and increase our compliance costs and the risk of non-compliance. For example, Regulation (EU) 2024/1689 of the European Union and of the Council (the "EU AI Act") applies to providers and deployers of AI systems in all EU Member States, as well as providers and deployers established or located outside of the EU where AI system output is used in the EU. If we were classified to be such a provider or deployer of AI Systems and deemed non-compliant, we could potentially face significant fines. While most EU AI Act requirements will come into force on August 3, 2026, the November 2025 publication of the proposed Digital Omnibus by the European Commission may extend this timeline. In the United States, states and local jurisdictions have begun to enact comprehensive or more limited laws regulating AI. More legislative activity is expected both in the United States and in other countries.

While we have an AI governance policy and related procedures governing the use of AI by our personnel and third-party service providers, we cannot guarantee that they will follow such policies when using AI or that such policies will protect us from potential liability relating to our adoption or use of AI technologies. We expect our AI policies and procedures to continue to develop as business needs, AI-related risks, and the U.S. and global regulatory environment change.

Damage to our reputation could harm our business.

Maintaining our reputation is critical to our attracting and maintaining customers, investors and employees. If we fail to deal with, or appear to fail to deal with, various issues that may give rise to reputational risk, we could significantly harm our business prospects. These issues include, but are not limited to, any of the risks discussed in this Item 1A, appropriately dealing with potential conflicts of interest, legal and regulatory requirements, ethical issues, money-laundering or other instances of fraud, cybersecurity and privacy, record keeping, sales and trading practices, failure to sell securities we have underwritten at the anticipated price levels, and the proper identification of the legal, reputational, credit, liquidity and market risks inherent in our products. A failure to deliver appropriate standards of service and quality, or a failure or perceived failure to treat customers and clients fairly, can result in customer dissatisfaction, litigation and heightened regulatory scrutiny, all of which can lead to lost revenue, higher operating costs and harm to our reputation. Further, negative publicity regarding us, whether or not true, may also result in harm to our prospects. Our operations in the past have been impacted as some clients either ceased doing business or temporarily slowed down the level of business they do, thereby decreasing our revenue. There is no assurance that we will be able to successfully reverse the negative impact of allegations and rumors in the future and our potential failure to do so could have a material adverse effect on our business, financial condition and liquidity.

Employee misconduct or fraud could harm us by impairing our ability to attract and retain clients and subject us to significant legal liability and reputational harm.

There is a risk that our employees could engage in fraud or other misconduct that adversely affects our business. For example, we are subject to a number of obligations and standards arising from our asset management business and our responsibility over the assets managed by this business. In addition, our financial advisors may act in a fiduciary capacity, providing financial planning, investment advice, and discretionary asset management. Misconduct or fraud by employees, advisors, or other third-party service providers could cause significant losses. In addition, our business often requires that we deal with confidential matters of great significance to our clients. If our employees were to improperly use or disclose confidential information provided by our clients, we could be subject to regulatory sanctions and suffer serious harm to our reputation, financial position, current client relationships and ability to attract future clients. Employee misconduct or fraud could include, among other things, binding us to unauthorized transactions that present unacceptable risks, engaging in other unauthorized activities or concealing unsuccessful investments. The violation of these obligations and standards by any of our employees would adversely affect our clients and us. It is not always possible to deter employee misconduct, and the precautions we take to detect and prevent this activity may not be effective against certain misconduct, including conduct which is difficult to detect. The occurrence of significant employee misconduct could have a material adverse financial effect or cause us significant reputational harm and/or legal and regulatory liability, which in turn could seriously harm our business and our prospects.

We may not be able to insure certain risks economically.

We cannot be certain that we will be able to insure all risks that we desire to insure economically or that all of our insurers or reinsurers will be financially viable if we make a claim. If an uninsured loss or a loss in excess of insured limits should occur, or if we are required to pay a deductible for an insured loss, results of operations could be adversely affected.

Future acquisitions and dispositions of our businesses and investments are possible, changing the components of our assets and liabilities, and if unsuccessful or unfavorable, could reduce the value of our securities.

Any future acquisitions or dispositions may result in significant changes in the composition of our assets and liabilities, as well as our business mix and prospects. Consequently, our financial condition, results of operations and the trading price of our securities may be affected by factors different from those affecting our financial condition, results of operations and trading price at the present time.

Our investment in Jefferies Finance may not prove to be successful and may adversely affect our results of operations or financial condition.

Many factors, many of which are outside of our control, can affect Jefferies Finance's business, including losses on loan originations; adverse investment banking and capital market conditions leading to a decline of syndicate loans; inability of borrowers to repay commitments; adverse changes to a borrower's credit worthiness; and other factors that directly and indirectly affect the results of operations, and consequently may adversely affect our results of operations or financial condition.

Our investment in Berkadia may not prove to be successful and may adversely affect our results of operations or financial condition.

Many factors, many of which are outside of our control, can affect Berkadia's business, including losses on loan originations in excess of reserves; a change in the relationships with U.S. Government-Sponsored Enterprises or federal agencies; a significant loss of customers; and other factors that directly and indirectly affect the results of operations, including the sales and profitability of Berkadia, and consequently may adversely affect our results of operations or financial condition.

If Berkadia suffered significant losses and was unable to repay its commercial paper borrowings, we would be exposed to loss pursuant to a reimbursement obligation to Berkshire Hathaway.

Berkadia obtains funds generated by commercial paper sales of an affiliate of Berkadia. All of the proceeds from the commercial paper sales are used by Berkadia to fund new mortgage loans, servicer advances, investments and other working capital requirements. Repayment of the commercial paper is supported by a $1.5 billion surety policy issued by a Berkshire Hathaway insurance subsidiary and a Berkshire Hathaway corporate guaranty, and we have agreed to reimburse Berkshire Hathaway for one-half of any losses incurred thereunder. If Berkadia suffers significant losses and is unable to repay its commercial paper borrowings, we would suffer losses to the extent of our reimbursement obligation to Berkshire Hathaway.

Legal, Legislation and Regulation Risks

Legislation and regulation may significantly affect our business.

The Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act") and the rules and regulations adopted by the CFTC and the SEC introduced a comprehensive regulatory regime for swaps and SBS and parties that deal in such derivatives. One of our subsidiaries is registered as a swap dealer with the CFTC and is a member of the NFA, is registered as a security-based swap dealer with the SEC and is registered with the SEC as an OTC Derivatives Dealer. We have incurred significant compliance and operational costs as a result of the swaps and SBS rules adopted by the CFTC and SEC pursuant to the Dodd-Frank Act, and we expect that the complex regulatory framework will continue to require significant monitoring and compliance expenditures. Negative effects could result from an expansive extraterritorial application of the Dodd-Frank Act and/or insufficient international coordination with respect to adoption of rules for derivatives and other financial reforms in other jurisdictions.

Similar types of swap regulation have been proposed or adopted in jurisdictions outside the U.S., including in the EU, the U.K. and Japan. For example, the EU and the U.K. have established regulatory requirements relating to portfolio reconciliation and reporting, clearing certain OTC derivatives and margining for uncleared derivatives activities under the European Market Infrastructure Regulation ("EMIR"). Further enhancements (driven by regulation) have been required in 2024 with respect to EMIR OTC derivative transaction reporting, and affect our European entities.

The Markets in Financial Instruments Regulation and a revision of the Market in Financial Instruments Directive in 2018 (collectively referred to as "MiFID II") imposes certain restrictions as to the trading of shares and derivatives including market structure-related, reporting, investor protection-related and organizational requirements, requirements on pre- and post-trade transparency, requirements to use certain venues when trading financial instruments (which includes shares and certain derivative instruments), requirements affecting the way investment managers can obtain research, powers of regulators to impose position limits and provisions on regulatory sanctions. The European regulators continue to refine aspects of MiFID with these changes now being rolled out separately in both the UK and Europe.

The Investment Firms Regulation (IFR) and the Investment Firms Directive (IFD), applicable in the EU, and the MIFIDPRU regime, applicable in the UK, while applying a more appropriate capital treatment for investments firms such as the UK entity, Jefferies International Limited, and, its EU subsidiary, Jefferies GmbH, include a requirement that a certain amount of variable remuneration for material risk takers be paid in non-cash instruments and have a deferral element. Consequently, we have adapted our remuneration structures for those employees identified as material risk takers.

A key focus of the European regulators over the last couple of years has been emerging regulation with regards to Operational Resilience, with regulators expecting investment firms like Jefferies to be able to assess (on an ongoing basis) their resilience (measured by impact to Jefferies' clients and market) on identified critical business services. This has brought our management of third party risk, business continuity and the mitigation of cyber risk more firmly into focus with the regulators.

Significant new legislation and regulation affecting the financial services industry is regularly proposed and sometimes adopted. For example, a legislative proposal was approved, to go live in 2027, to shorten the settlement cycle in the EU, UK, and Switzerland from two days to one ("T+1") for transactions in transferable securities executed on trading venues. The U.S. and Canada underwent this transition to T+1 in May 2024 and we undertook significant investment and changes to business practices in our U.S. operations to prepare. These legislative and regulatory initiatives affect not only us, but also our competitors and certain of our clients. These changes could have an effect on our revenue and profitability, limit our ability to pursue certain business opportunities, impact the value of assets that we hold, require us to change certain business practices, impose additional costs on us and otherwise adversely affect our business. Accordingly, we cannot provide assurance that legislation and regulation will not eventually have an adverse effect on our business, results of operations, cash flows and financial condition. In the U.S., such initiatives frequently arise in the aftermath of elections that change the party of the president or the majority party in the House and/or Senate.

Increasing regulatory focus on evolving privacy and security issues and expanding laws could impact our businesses and investments and expose us to increased liability.

The EU General Data Protection Regulation (the "EU GDPR" or "GDPR") applies in all EU Member States and also applies to entities established outside of the EU where such entity processes personal data in relation to: (i) the offering of goods or services to data subjects in the EEA; or (ii) monitoring the behavior of data subjects as far as that behavior takes place in the EEA. Since GDPR became effective in 2018, the global regulatory landscape has shifted considerably and there has been a marked increase in privacy and cybersecurity legislation. Accordingly, we are subject to a broad and evolving array of privacy and cybersecurity regulations across the jurisdictions where we operate.

In EMEA, particularly in Switzerland and the Dubai International Financial Centre, privacy laws are broadly modelled on, or derived from, the principles and requirements of the GDPR, with local variations to reflect national legislation and regulatory priorities. Across the Americas, privacy regulation is expanding; for instance, Canada has a federal privacy law, with some provinces also having their own similar laws. Even the Brazilian data privacy regime largely echoes the GDPR. Conversely, in the US there is no single federal law equivalent to the GDPR, but privacy is instead governed by a growing patchwork of both sector-specific privacy laws, such as the Gramm-Leach-Bliley Act, and state-level data protection laws, such as the California Consumer Privacy Act. In APAC, privacy regulation is becoming more stringent and increasingly aligned with global standards, particularly the GDPR. Key jurisdictions including Hong Kong, India, Australia, Japan and Singapore, all have national data protection laws and regulators in these jurisdictions have introduced comprehensive requirements around consent, transparency, data subject rights and breach notification, supported by stronger enforcement powers and higher penalties. The UK has implemented GDPR as part of its national law (the "UK GDPR"). The UK GDPR exists alongside the UK Data Protection Act 2018 and its requirements are largely aligned with those under the EU GDPR.

The EU GDPR and UK GDPR impose a number of obligations on organizations to which they apply, including, without limitation: accountability and transparency requirements; compliance with the data protection rights of data subjects; and under certain circumstances, the prompt reporting of certain personal data breaches to both the relevant data supervisory authority and impacted individuals. The EU GDPR and UK GDPR also include restrictions on the transfer of personal data from the EEA to jurisdictions that are not recognized as having an adequate level of protection with regards to data protection laws.

The continued expansion and development of privacy legislation and regulation will determine the level of any additional resources which we will need to invest to ensure compliance. In the event of non-compliance with privacy laws and regulations, we could face significant administrative and monetary sanctions as well as reputational damage which may have a material adverse effect on our operations, financial condition, and prospects. In Europe and the UK alone, the GDPR imposes significant fines for serious non-compliance of up to the higher of 4% of an organization's annual worldwide turnover or €20 million (or £17.5 million under the UK GDPR). Data subjects also have a right to receive compensation as a result of infringement of the GDPR for financial or non-financial losses.

Extensive regulation of our business limits our activities, and, if we violate these regulations, we may be subject to significant penalties.

We are subject to extensive laws, rules and regulations in the countries in which we operate. Firms that engage in providing financial services must comply with the laws, rules and regulations imposed by national and state governments and regulatory and self-regulatory bodies with jurisdiction over such activities. Such laws, rules and regulations cover many aspects of providing financial services.

Our regulators supervise our business activities to monitor compliance with applicable laws, rules and regulations. In addition, if there are instances in which our regulators question our compliance with laws, rules, or regulations, they may investigate the facts and circumstances to determine whether we have complied. At any moment in time, we may be subject to one or more such investigations or similar reviews. At this time, all such investigations and similar reviews are insignificant in scope and immaterial to us. However, there can be no assurance that, in the future, the operations of our businesses will not violate such laws, rules, or regulations, or that such investigations and similar reviews will not result in significant or material adverse regulatory requirements, regulatory enforcement actions, fines or other adverse impact to the operation of our business.

Additionally, violations of laws, rules and regulations could subject us to one or more of the following events: civil and criminal liability; sanctions, which could include the revocation of our subsidiaries' registrations as investment advisors or broker-dealers; the revocation of the licenses of our financial advisors; censures; fines; or a temporary suspension or permanent bar from conducting business. The occurrence of any of these events could have a material adverse effect on our business, financial condition and prospects.

Certain of our subsidiaries are subject to regulatory financial capital holding requirements that could impact various capital allocation decisions or limit the operations of our broker-dealers.

In particular, compliance with the financial capital holding requirement may restrict our broker-dealers' ability to engage in capital-intensive activities such as underwriting and trading, and may also limit their ability to make loans, advances, dividends and other payments and may restrict our swap dealer's ability to execute certain derivative transactions.

Additional legislation, changes in rules, changes in the interpretation or enforcement of existing laws and rules, conflicts and inconsistencies among rules and regulations, or the entering into businesses that subject us to new rules and regulations may directly affect our business, results of operations and financial condition. We continue to monitor the impact of new U.S. and international regulation on our businesses.

Legal liability may harm our business.

Many aspects of our business involve substantial risks of liability, and in the normal course of business, we have been named as a defendant or codefendant in lawsuits involving primarily claims for damages. The risks associated with potential legal liabilities often may be difficult to assess or quantify and their existence and magnitude often remain unknown for substantial periods of time. The expansion of our business, including increases in the number and size of investment banking transactions and our expansion into new areas impose greater risks of liability. Substantial legal liability could have a material adverse financial effect or cause us significant reputational harm, which in turn could seriously harm our business and our prospects.

A change in tax laws in key jurisdictions could materially increase our tax expense.

We are subject to tax in the U.S. and numerous international jurisdictions. Changes to income tax laws and regulations in any of the jurisdictions in which we operate, or in the interpretation of such laws, or the introduction of new taxes, could significantly increase our effective tax rate and ultimately reduce our cash flow from operating activities and otherwise have an adverse effect on our financial condition or results of operations.

If our tax filing positions were to be challenged by federal, state and local, or foreign tax jurisdictions, we may not be wholly successful in defending our tax filing positions.

We record reserves for unrecognized tax benefits based on our assessment of the probability of successfully sustaining tax filing positions. Management exercises significant judgment when assessing the probability of successfully sustaining tax filing positions, and in determining whether a contingent tax liability should be recorded and, if so, estimating the amount. If our tax filing positions are successfully challenged, payments could be required that are in excess of reserved amounts or we may be required to reduce the carrying amount of our net deferred tax asset, either of which result could be significant to our financial condition or results of operations.

Item 1B. Unresolved Staff Comments

None.

Item 1C. Cybersecurity

Cybersecurity Risk Management and Strategy

Our Chief Information Security Officer ("CISO"), supervised by our Chief Technology Officer, and his Global Information Security team ("GIS") oversee our cybersecurity program and exercise overall responsibility for the strategic vision and the design, development and implementation of, and adherence to, the program's protocols. The comprehensive program includes policies and procedures designed to protect our systems,

operations and the data entrusted to us from anticipated threats or hazards. The program applies seven layers of controls: governance, identification, protection, detection, response, recovery and third-party vendor management. Our CISO reviews the cybersecurity framework annually as well as on an event-driven basis as necessary, and reviews the scope of cybersecurity measures periodically, including to accommodate changes in business practices that may implicate security-related issues.

Protective measures include, where appropriate, physical and digital access controls, software security and patch management, identity verification, mobile device management, data loss prevention solutions, employee cybersecurity awareness communications and best practices training programs, security baselines and tools to detect and report anomalous activity, service provider risk assessments, network monitoring of data usage, hardware and software, and data erasure and media disposal, among others. Measures, policies and standards are aligned with industry-leading frameworks, such as those promulgated by the International Organization for Standardization and the National Institute of Standards and Technology ("NIST").

We test our cybersecurity defenses regularly through automated vulnerability scanning by GIS's 24/7 Security Operations Group to identify and remediate critical vulnerabilities. In addition, an independent vendor conducts annual penetration tests to validate our external security posture. For certain businesses, we also conduct cyber incident tabletop exercises involving hypothetical cybersecurity incidents to test our cyber incident response processes. Tabletop exercises are conducted by our IT Risk team in collaboration with outside service providers as appropriate and members of senior management and Legal and Compliance teams. Learnings from these tabletop exercises and any events that we experience are reviewed, discussed, and incorporated into our cybersecurity risk management processes as appropriate.

In addition to our internal exercises to test aspects of our cybersecurity program, we annually engage an independent third party to assess the risks associated with our information systems and information assets and the maturity of our cyber security program. The independent third party assesses the cybersecurity program against the Cyber Risk Institute Cyber Profile, a financial sector-focused framework based on the NIST Cybersecurity Framework, the results of which are reported to the Board of Directors and inform our program.

We have a comprehensive cybersecurity incident response and communication plan (the "IRP"), managed by the Security Operations Group, which is designed to inform appropriate risk management and business managers of non-routine suspected or confirmed information security or cybersecurity events based on the expected risk an event presents. As appropriate, a team composed of individuals from several internal technical and managerial functions may be formed to investigate and remediate such an event and determine the extent of external advisor support required, including from external counsel, forensic investigators and law enforcement agencies. The IRP and our internal data loss reporting procedure are reviewed at least annually and more frequently as needed.

We maintain a cybersecurity risk management process to identify and mitigate risks that impact the firm. Cybersecurity is assessed by IT Risk and approved by the Chief Information Officer ("CIO") as a component of our annual, enterprise-wide Risk Control Self Assessment ("RCSA") managed by the Operational Risk Group.

The RCSA process is independently verified by the Internal Audit Department. Additionally, our cybersecurity risk management process includes reviewing risks discerned from time to time from both internal events and from external events, alerts and reports received from a broad variety of sources. Reports from external sources are also reviewed to formulate risk mitigation and remediation strategies. The CISO periodically discusses and reviews cybersecurity risks and related mitigants with the CIO, the Head of IT Risk and General Counsel and incorporates relevant cybersecurity risk updates and metrics. We conduct periodic risk assessments and adjust and enhance our cybersecurity program in response to the evolving cybersecurity landscape and to align with regulatory and industry standards.

We also employ a process designed to assess the cybersecurity risks associated with the engagement of third-party vendors and service providers. This assessment is conducted on the basis of, among other factors, the types of products or services provided and the extent and type of data accessed or processed by the third party.

Cybersecurity Governance

Our dedicated GIS team is led by the CISO, who reports to the CIO. The CISO works closely with the CIO, Chief Financial Officer, and the Chief Risk Officer's ("CRO") team and the Legal and Compliance Departments to develop and advance our cybersecurity strategy. The CISO has extensive experience in cybersecurity and technology and is responsible for all aspects of cybersecurity across our global businesses.

We conduct periodic cybersecurity risk assessments, including assessments of third-party vendors. The CISO reviews the cybersecurity framework annually as well as on an event-driven basis as necessary, and reviews the scope of cybersecurity measures periodically, including to accommodate changes in business practices that may implicate security-related issues.

Our cybersecurity program is periodically assessed by the Internal Audit Department. The results of these audits are reported to the Audit Committee of the Board. Any resulting findings and associated actions to address issues are tracked and managed to completion. In addition, the IT Risk team provides Key Risk Indicators ("KRIs") monthly to the Operational Risk Committee whose members include the CIO, CRO, Head of Internal Audit and the CISO and their representatives. The monthly presentation includes updates on key security incidents and trending of cybersecurity KRIs.

Our Board is responsible for the general oversight of all matters that affect us, including the myriad risks impacting us. The Board fulfills its oversight role through the operations of its various committees and receives periodic reports on its committees' activities.

The Board's Risk and Liquidity Oversight Committee oversees Jefferies' enterprise risk management. Oversight includes annually reviewing and approving the risk management framework and overarching risk appetite statements; reviewing our technology, cybersecurity and privacy risk, legal and regulatory risk, and reputational risk, among other major risk exposures; reviewing the steps management has taken to monitor and control such exposures; and reviewing our capital, liquidity and funding against established risk methodologies. The CISO keeps the Board informed about our security posture and cybersecurity maturity program on a regular basis, providing updates about the current threat landscape and related risks, cybersecurity events, significant incidents and new initiatives.

Item 2. Properties

Our global headquarters and principal executive offices are located at 520 Madison Avenue, New York, New York, with our European and the Middle East headquarters in London and our Asia-Pacific headquarters in Hong Kong and other offices and operations located across the U.S. and around the world. In addition, we maintain backup data center facilities with redundant technologies for each of our three main data center hubs in Jersey City, London and Hong Kong. We lease all of our office space, or contract via service arrangement, which management believes is adequate for our business. The facilities vary in size and have leases expiring at various times, subject, in certain instances, to renewal options. Additionally, HomeFed, our consolidated real estate subsidiary, owns and develops various real estate properties in the U.S.

Item 3. Legal Proceedings

Many aspects of our business involve substantial risks of legal and regulatory liability. In the normal course of business, we have been named as defendants or co-defendants in lawsuits involving primarily claims for damages. We are also involved in a number of judicial and regulatory matters, including exams, investigations and similar reviews, arising out of the conduct of our business. Based on currently available information, we do not believe that any matter will have a material adverse effect on our consolidated financial statements.

In July 2024, we commenced litigation against the former portfolio manager of 3I5I2 Capital ABS Master Fund LP (the "Fund") and a variety of individuals and entities (collectively, the "defendants"), alleging that the defendants engaged in a longstanding Ponzi scheme resulting in the misappropriation of approximately $106 million from investors in the Fund and in certain related accounts, including a separately managed account held by the Company. In June 2025, we commenced litigation against First Fed Bank alleging that it participated in and aided and abetted the Ponzi scheme. The Company has recognized a loss of $17.2 million in respect of our investment in the Fund. We anticipate that this litigation, which will not be resolved in the near term, will result in the recovery of some or all of our losses but cannot, with any reliable accuracy, estimate how much we will be able to recover, or the outcome of this litigation, which may lead to additional proceedings.

Item 4. Mine Safety Disclosures

Not applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Our common shares are traded on the NYSE under the symbol JEF. As of January 15, 2026, there were 1,156 record holders of the common shares.

Dividends paid per common share:

	Year Ended November 30,		
	2025	2024	2023
First Quarter	$0.40	$0.30	$0.30
Second Quarter	$0.40	$0.30	$0.30
Third Quarter	$0.40	$0.35	$0.30
Fourth Quarter	$0.40	$0.35	$0.30

In January 2026, our Board of Directors declared a quarterly cash dividend of $0.40 per common share to be paid on February 27, 2026 to common shareholders of record at February 17, 2026. The payment of dividends in the future is subject to the discretion of our Board of Directors and will depend upon general business conditions, legal and contractual restrictions on the payment of dividends and other factors that our Board of Directors may deem to be relevant.

During the year ended November 30, 2025, we purchased a total of 0.7 million of our common shares for $58.5 million, or an average price of $79.57 per share, in connection with net-share settlements under our equity compensation plan. Our equity compensation plan allows participants to surrender shares to satisfy certain tax liabilities arising from the vesting of restricted shares and the distribution of restricted share units.

There were no unregistered sales of equity securities during the period covered by this report.

The Board of Directors has authorized the repurchase of common stock up to $250.0 million under a share repurchase program. We did not purchase any shares under our share repurchase program during 2025.

Stockholder Return Performance Graph

Set forth below is a graph comparing the cumulative total stockholder return on our common shares against the cumulative total return of the Standard & Poor's 500 Stock Index and the Standard & Poor's 500 Financials Index for the period commencing November 30, 2020 to November 30, 2025. Index data was furnished by S&P Global Market Intelligence. The graph assumes that $100 was invested on November 30, 2020 in each of our common stock, the S&P 500 Index and the S&P 500 Financials Index and that all dividends, including quarterly and special dividends, were reinvested.



Item 6. [Reserved]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Forward-Looking Statements

This report may contain or incorporate by reference certain "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and/or the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements about our future and statements that are not historical or current facts. These forward-looking statements are often preceded by the words "should," "expect," "believe," "intend," "may," "will," "would," "could" or similar expressions.

Forward-looking statements may contain expectations regarding revenues, earnings, operations and other results, and may include statements of future performance, plans and objectives. Forward-looking statements also include statements pertaining to our strategies for future development of our business and products. Forward-looking statements represent only our belief regarding future events, many of which by their nature are inherently uncertain. It is possible that the actual results may differ, possibly materially, from the anticipated results indicated in these forward-looking statements. Information regarding important factors that could cause actual results to differ, perhaps materially, from those in our forward-looking statements is contained in this report and other documents we file. You should read and interpret any forward-looking statement together with these documents, including the following:

- the description of our business contained in this report under the caption "Business";

- the risk factors contained in this report under the caption "Risk Factors";

- the discussion of our analysis of financial condition and results of operations contained in this report under the caption "Management's Discussion and Analysis of Financial Condition and Results of Operations" herein;

- the discussion of our risk management policies, procedures and methodologies contained in this report under the caption "Management's Discussion and Analysis of Financial Condition and Results of Operations—Risk Management" herein;

- the consolidated financial statements and notes to the consolidated financial statements contained in this report; and

- cautionary statements we make in our public documents, reports and announcements.

Any forward-looking statement speaks only as of the date on which that statement is made. We undertake no obligation to update any forward-looking statement to reflect events or circumstances that occur after the date on which the statement is made, except as required by applicable law.

Our business, by its nature, does not produce predictable or necessarily recurring earnings. Our results in any given period can be materially affected by conditions in global financial markets, economic conditions generally and our own activities and positions. For a further discussion of the factors that may affect our future operating results, refer to the risk factors contained in this report under the caption "Risk Factors".

Our results of operations for the years ended November 30, 2025 ("2025") and November 30, 2024 ("2024") are discussed below. For a discussion of our results of operations for the year ended November 30, 2023 ("2023") and our 2024 results of operations as compared to our 2023 results of operations, refer to "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Part II, Item 7 of our Annual Report Form 10-K for the year ended November 30, 2024, which was filed with the SEC on January 28, 2025.

Consolidated Results of Operations

Overview

$ in thousands	2025	2024	% Change
Net revenues	$ 7,343,751	$ 7,034,803	4.4 %
Non-interest expenses	6,472,762	6,029,257	7.4 %
Earnings from continuing operations before income taxes	870,989	1,005,546	(13.4)%
Income tax expense from continuing operations	184,570	293,194	(37.0)%
Net earnings from continuing operations	686,419	712,352	(3.6)%
Net (losses) earnings from discontinued operations, net of income taxes	(4,374)	3,667	N/M
Net losses attributable to noncontrolling interests	(28,430)	(27,364)	3.9 %
Preferred stock dividends	79,684	74,110	7.5 %
Net earnings attributable to common shareholders	630,791	669,273	(5.7)%
Effective tax rate from continuing operations	21.2 %	29.2 %	

$ in thousands	2024	2023	% Change
Net revenues	$ 7,034,803	$ 4,700,417	49.7 %
Non-interest expenses	6,029,257	4,346,148	38.7 %
Earnings from continuing operations before income taxes	1,005,546	354,269	183.8 %
Income tax expense from continuing operations	293,194	91,881	219.1 %
Net earnings from continuing operations	712,352	262,388	171.5 %
Net losses from discontinued operations, net of income taxes	3,667	—	N/M
Net losses attributable to noncontrolling interests	(27,364)	(14,846)	84.3 %
Net losses attributable to redeemable noncontrolling interests	—	(454)	(100.0)%
Preferred stock dividends	74,110	14,616	407.0 %
Net earnings attributable to common shareholders	669,273	263,072	154.4 %
Effective tax rate from continuing operations	29.2 %	25.9 %	

N/M — Not Meaningful

Executive Summary

Year Ended November 30, 2025 Versus November 30, 2024

Net earnings attributable to common shareholders were $630.8 million and $669.3 million for the year ended November 30, 2025 and 2024, respectively.

Our effective tax rate was 21.2%, and 29.2% for the year ended November 30, 2025 and 2024, respectively.

The remainder of our "Consolidated Results of Operations" is presented on a detailed product and expense basis. Our "Revenues by Source" is reported along the following business lines: Investment Banking, Equities, Fixed Income and Asset Management.

At November 30, 2025, we had 7,787 employees globally across all of our consolidated subsidiaries within our Investment Banking and Capital Markets and Asset Management reportable segments, compared to 7,822 at November 30, 2024. Included within our global headcount are 1,797 employees at November 30, 2025 and 2,063 employees at November 30, 2024 of our Stratos, Tessellis, HomeFed and M Science subsidiaries.

Revenues by Source

We present our results as two reportable business segments: Investment Banking and Capital Markets and Asset Management. Additionally, corporate activities are fully allocated to each of these reportable business segments.

Net revenues presented for our Investment Banking and Capital Markets reportable segment include allocations of interest income and interest expense as we assess the profitability of these businesses inclusive of these costs, including the net interest cost of allocated short- and long-term debt, which is a function of the mix of each business's associated assets and liabilities and the related funding costs.

Debt valuation adjustments on derivative contracts, gains and losses on investments held in deferred compensation plans, foreign currency transaction gains or losses or certain other corporate income items are not considered by management in assessing the financial performance of our operating businesses and are, therefore, not reported as part of our business segment results.

	2025		2024		
$ in thousands	Amount	% of Net Revenues	Amount	% of Net Revenues	% Change
Advisory	$2,145,421	29.2 %	$ 1,811,634	25.8 %	18.4 %
Equity underwriting	771,890	10.5	799,804	11.4	(3.5)
Debt underwriting	870,007	11.8	689,227	9.8	26.2
Other investment banking	2,981	—	144,122	2.0	(97.9)
Total Investment Banking	**3,790,299**	**51.5**	**3,444,787**	**49.0**	**10.0**
Equities	1,907,866	26.0	1,592,793	22.6	19.8
Fixed income	909,869	12.4	1,166,761	16.6	(22.0)
Total Capital Markets	**2,817,735**	**38.4**	**2,759,554**	**39.2**	**2.1**
Total Investment Banking and Capital Markets (1)	**6,608,034**	**89.9**	**6,204,341**	**88.2**	**6.5**
Asset management fees and revenues	140,914	1.9	103,488	1.5	36.2
Investment return	177,814	2.4	212,209	3.0	(16.2)
Allocated net interest (2)	(76,045)	(1.0)	(62,135)	(1.0)	22.4
Other investments, inclusive of net interest	467,533	6.4	550,107	7.8	(15.0)
Total Asset Management	**710,216**	**9.7**	**803,669**	**11.3**	**(11.6)**
Other	25,501	0.3	26,793	0.5	(4.8)
Net revenues	**$7,343,751**	**100.0 %**	**$ 7,034,803**	**100.0 %**	**4.4 %**

	2024		2023		
$ in thousands	Amount	% of Net Revenues	Amount	% of Net Revenues	% Change
Advisory	$1,811,634	25.8 %	$ 1,198,916	25.5 %	51.1 %
Equity underwriting	799,804	11.4	560,243	11.9	42.8
Debt underwriting	689,227	9.8	410,208	8.7	68.0
Other investment banking	144,122	2.0	102,851	2.2	40.1
Total Investment Banking	**3,444,787**	**49.0**	**2,272,218**	**48.3**	**51.6**
Equities	1,592,793	22.6	1,139,425	24.2	39.8
Fixed income	1,166,761	16.6	1,092,736	23.2	6.8
Total Capital Markets	**2,759,554**	**39.2**	**2,232,161**	**47.4**	**23.6**
Total Investment Banking and Capital Markets (1)	**6,204,341**	**88.2**	**4,504,379**	**95.7**	**37.7**
Asset management fees and revenues	103,488	1.5	93,678	2.0	10.5
Investment return	212,209	3.0	154,461	3.3	37.4
Allocated net interest (2)	(62,135)	(1.0)	(49,519)	(1.1)	25.5
Other investments, inclusive of net interest	550,107	7.8	(10,275)	(0.2)	N/M
Total Asset Management	**803,669**	**11.3**	**188,345**	**4.0**	**326.7**
Other	26,793	0.5	7,693	0.3	248.3
Net revenues	**$7,034,803**	**100.0 %**	**$ 4,700,417**	**100.0 %**	**49.7 %**

N/M — Not Meaningful

(1) Allocated net interest is not separately disaggregated for Investment Banking and Capital Markets. This presentation is aligned to our Investment Banking and Capital Markets internal performance measurement.

(2) Allocated net interest represents an allocation to Asset Management of our long-term debt interest expense, net of interest income on our Cash and cash equivalents and other sources of liquidity. Allocated net interest has been disaggregated to increase transparency and to make clearer actual Investment return. We believe that aggregating Investment return and

Allocated net interest would obscure the Investment return by including an amount that is unique to our credit spreads, debt maturity profile, capital structure, liquidity risks and allocation methods.

Beginning in the fourth quarter of 2024, revenues from corporate equity derivative transactions historically included within Other investment banking net revenues were reclassified to Equities net revenues as the underlying business has matured and has started to generate meaningful revenues. Prior year amounts have been revised to conform to this reclassification change to the current year reporting.

Investment Banking Revenues

Investment banking is composed of revenues from:

- advisory services with respect to mergers and acquisitions, debt financing, restructurings and private capital transactions;
- underwriting services, which include debt underwriting and placement services related to investment grade debt, high yield bonds, leveraged loans, emerging market debt, global structured notes, municipal debt, mortgage-backed and asset-backed securities; equity underwriting and placement services related to equity offerings, preferred stock, and equity-linked securities; and loan syndication;
- our 50% share of net earnings from our Jefferies Finance joint venture;
- our 45% share of net earnings from our commercial real estate joint venture, Berkadia (which includes commercial mortgage origination and servicing) as well as investment sales;
- Foursight, our wholly-owned subsidiary engaged in the lending and servicing of automobile loans (until the sale in April 2024);
- securities and loans received or acquired in connection with our investment banking activities; and
- certain revenue-sharing agreements with SMBC primarily associated with investment banking transactions.

	Deals Completed		
	2025	2024	2023
Advisory transactions	392	364	287
Public and private equity and convertible offerings	215	243	182
Public and private debt financings	1,115	1,080	699

	Aggregate Value		
$ in billions	2025	2024	2023
Advisory transactions	$ 435.5	$ 359.2	$ 259.1
Public and private equity and convertible offerings	100.6	83.5	59.6
Public and private debt financings	532.0	516.1	213.6

Year Ended November 30, 2025 Versus November 30, 2024

Investment banking net revenues were $3.79 billion, up 10.0% compared to $3.44 billion for the prior year period.

Advisory net revenues of $2.15 billion reflect a record year, an increase of 18.4% compared to $1.81 billion for the prior year period, driven by market share gains and increased overall market opportunity.

Total underwriting net revenues were $1.64 billion, up 10.3% compared to $1.49 billion for the prior year period. Solid net revenues in Debt underwriting were driven by an increase in mergers and acquisition activity across most sectors and collateralized loan origination activity. Equity underwriting net revenues declined due to reduced transaction activity across most sectors, reflecting a broad industry slowdown in the first-half of 2025. However, by June, market conditions began to strengthen and transaction volumes accelerated as economic and market clarity improved. Over 40% of our annual Equity underwriting net revenues were generated in the fourth quarter of 2025.

Other investment banking net revenues were $3.0 million, compared to net revenues of $144.1 million for the prior year period. A significant portion of the decrease is attributable to the prior year's inclusion of Foursight's operating revenues as well as the gain on the sale of Foursight in April 2024. The current year also includes mark-to-market net losses on certain investment positions compared to mark-to-market net gains in the prior year period. Additionally, performance of our Berkadia joint venture increased while performance of our Jefferies Finance joint venture was lower than the prior year period.

Our investment banking momentum and backlog remains strong, continuing the trend we saw during the second half of 2025, although the extent and timing of its realization is always subject to change. Backlog snapshots are subject to limitations as the time frame for the realization of revenues from these expected transactions varies and is influenced by factors we do not control. Transactions not included in the estimate may occur, and expected transactions may be modified or cancelled.

Equities Net Revenues

Equities is composed of net revenues from:

- services provided to our clients from which we earn commissions or spread revenue by executing, settling and clearing transactions for clients;
- advisory services offered to clients;
- financing, securities lending and other prime brokerage services offered to clients, including capital introductions and outsourced trading;
- corporate equity derivative transactions; and
- wealth management services.

Year Ended November 30, 2025 Versus November 30, 2024

Equities net revenues were a record $1.91 billion, up 19.8% compared to $1.59 billion for the prior year period, as market share gains and overall strong client activity drove stronger results in our prime services, global electronic trading, Europe and Asia equity cash, equity options and corporate derivatives businesses, many of which have been key areas of focus and investment in prior years. These increases were partially offset by lower revenues from our U.S. equity cash business.

Fixed Income Net Revenues

Fixed income is composed of net revenues from:

- executing transactions for clients and making markets in securitized products, investment grade, high-yield, distressed, emerging markets, municipal, sovereign and emerging markets securities and loans;
- customized products and corporate hedging and foreign currency solutions through derivative products; and
- financing and other structuring services.

Year Ended November 30, 2025 Versus November 30, 2024

Fixed income net revenues were $909.9 million, down 22.0% compared to $1.17 billion for the prior year period, as a result of lower global activity levels and volatility in credit spreads for the first-half of 2025 meaningfully impacting the overall trading environment. Strong results from our global structured solutions business were offset by lower results in our distressed trading, municipals, emerging markets, corporates and rates businesses.

Asset Management

We operate a diversified alternative asset management platform through our Leucadia Asset Management division that provides institutional clients with a broad range of investment strategies, both directly and through our strategic affiliated asset managers. Certain affiliated managers also benefit from access to our global marketing and distribution platform, as well as operational infrastructure and support. Our asset management business makes seed and additional strategic investments directly in alternative asset management separately managed accounts and co-mingled funds where we act as the asset manager or in affiliated asset managers where we have strategic relationships and participate in the revenues or profits of the affiliated manager.

Asset management fees and revenues primarily consist of:

- Management and performance fees from funds and accounts managed by us;

- Placement and distribution fees for raising capital from investors; and

- Revenue from strategic affiliated asset managers where we are entitled to portions of their operating revenues and income based on our ownership interests in the affiliates.

Fees and revenues are generally tied to the value of assets under management and the performance of those assets. Performance-based fees are earned when returns exceed specified benchmarks or performance targets and are typically recognized annually generally in our first quarter, once they become fixed and determinable and are not subject to significant reversal.

We also generate an investment return from capital invested in our managed funds and in funds managed by our affiliated asset managers. Additionally, we earn revenues from other investments, including our portfolio of real estate development activities, foreign exchange trading, and telecommunications operations.

$ in thousands	2025	2024	% Change
Asset management fees and other	$ 67,719	$ 50,700	33.6 %
Revenue from strategic affiliates (1)	73,195	52,788	38.7 %
Total asset management fees and revenues	**140,914**	**103,488**	**36.2 %**
Investment return	177,814	212,209	(16.2)%
Allocated net interest	(76,045)	(62,135)	22.4 %
Other investments	467,533	550,107	(15.0)%
Total Asset Management	**$ 710,216**	**$ 803,669**	**(11.6)%**

$ in thousands	2024	2023	% Change
Asset management fees:			
Asset management fees and other	$ 50,700	$ 33,867	49.7 %
Revenue from strategic affiliates (1)	52,788	59,811	(11.7)%
Total asset management fees and revenues	**103,488**	**93,678**	**10.5 %**
Investment return	212,209	154,461	37.4 %
Other investments	550,107	(10,275)	N/M
Allocated net interest	(62,135)	(49,519)	25.5 %
Total Asset Management	**$ 803,669**	**$ 188,345**	**326.7 %**

N/M — Not Meaningful

(1) Amounts include our share of fees received by affiliated asset management companies with which we have revenue and profit share arrangements, as well as earnings on our ownership interest in affiliated asset managers.

Year Ended November 30, 2025 Versus November 30, 2024

Asset management fees and revenues were $140.9 million, up 36.2% compared to $103.5 million for the prior year period, primarily reflecting higher performance fees on funds managed by us and through our strategic affiliates.

Investment return was $177.8 million, down 16.2% compared to $212.2 million for the prior year period, primarily driven by a pre-tax loss of $30.0 million related to our investment in Point Bonita.

Other investments net revenues were $467.5 million, down 15.0% compared to $550.1 million for the prior year period, as performance from Stratos and HomeFed was lower than the prior year period, as well as net losses recognized on certain investments in the current year period compared to net gains in the prior year period.

Assets Under Management

Assets under management ("AUM") represents the assets we manage or are managed by our affiliated asset managers with whom we have revenue sharing arrangements. AUM primarily refers to the basis of assets from which we are entitled to earn fees and revenues though the measure also includes funds and separately managed accounts for which we do not charge fees. AUM includes:

- the net asset value of a fund or separately managed account managed by us or our affiliated managers and may include an agreed target AUM utilizing leverage;

- unfunded capital commitments to a fund; and

- the fair value of any invested capital in our consolidated funds or separately managed accounts.

Net asset value generally refers to the fair value the assets less the liabilities of a fund or account.

Assets under management:

$ in millions		2025		2024
Net asset value seeded by us:				
Jefferies funds or separately managed accounts	$	358	$	377
Our affiliates funds or separately managed accounts		1,741		1,384
Total net asset value of Jefferies' invested capital (1)		2,099		1,761
Fair value of investment purchased with leverage		699		895
Total AUM attributed to Jefferies as investor	$	2,798	$	2,656
Net asset value of third-party investors:				
Jefferies funds or separately managed accounts (2)		2,462		2,596
Our affiliates funds or separately managed accounts (3)		25,387		22,515
Total AUM attributed to third-party investors	$	27,849	$	25,111
Unfunded capital commitments		195		250
Aggregated AUM	$	30,842	$	28,017

(1) Revenues related to the investments made by us are presented in Investment return within the results of our asset management businesses.

(2) We earn asset management fees as a result of the third-party investments, which are presented in Asset management fees and revenues within the results of our asset management business.

(3) Revenues from our share of fees received by affiliated asset managers are presented in Revenue from strategic affiliates within the results of our asset management business. November 30, 2024 includes an adjustment of $3.02 billion.

Our definition of assets under management may differ from the calculations of other asset managers; and as a result, this measure may not be comparable to similar measures presented by other asset managers. Our definition of AUM may differ from that referenced in any of our investment management agreements, differs from the manner in which "Regulatory Assets Under Management" is reported to the SEC on Form ADV, and includes assets for which we do not act as an asset manager.

In addition to our investments directly in Jefferies' and our strategic affiliates funds and separately managed accounts, we have capital invested in other equity method investees as part of our asset management business of $174.0 million and $81.0 million at November 30, 2025 and November 30, 2024, respectively.

Other

Other revenues include foreign currency transaction gains or losses, debt valuation adjustments on derivative contracts, gains and losses on investments held in deferred compensation plans or certain other corporate income items that are not attributed to business segments as management does not consider such amounts in assessing the financial performance of our operating businesses.

Non-interest Expenses

$ in thousands		2025		2024	% Change
Compensation and benefits	$	3,860,255	$	3,659,588	5.5 %
Brokerage and clearing fees		489,203		432,721	13.1
Underwriting costs		85,838		68,492	25.3
Technology and communications		598,187		546,655	9.4
Occupancy and equipment rental		126,414		118,611	6.6
Business development		335,683		283,459	18.4
Professional services		313,821		296,204	5.9
Depreciation and amortization		192,281		190,326	1.0
Cost of sales		190,934		206,283	(7.4)
Other		280,146		226,918	23.5
Total non-interest expenses	$	6,472,762	$	6,029,257	7.4 %

$ in thousands		2024		2023	% Change
Compensation and benefits	$	3,659,588	$	2,535,272	44.3 %
Brokerage and clearing fees		432,721		366,702	18.0
Underwriting costs		68,492		61,082	12.1
Technology and communications		546,655		477,028	14.6
Occupancy and equipment rental		118,611		106,051	11.8
Business development		283,459		177,541	59.7
Professional services		296,204		266,447	11.2
Depreciation and amortization		190,326		112,201	69.6
Cost of sales		206,283		29,435	600.8
Other		226,918		214,389	5.8
Total non-interest expenses	$	6,029,257	$	4,346,148	38.7 %

Total Non-interest Expenses

Year Ended November 30, 2025 Versus November 30, 2024

Non-interest expenses were $6.47 billion, an increase of 7.4%, compared to $6.03 billion for the prior year.

Compensation and Benefits

Compensation and benefits expense consists of salaries, benefits, commissions, annual cash compensation and share-based awards and the amortization of share-based and cash compensation awards to employees.

Cash and share-based awards granted to employees may contain provisions such that employees who terminate their employment or are terminated without cause may continue to vest in their awards, so long as those awards are not forfeited as a result of other forfeiture provisions (primarily non-compete clauses) of those awards. Accordingly, the compensation expense for a portion of awards granted at year end as part of annual compensation is recorded during the year of the award. Compensation and benefits expense includes amortization expense associated with these awards to the extent vesting is contingent on future service. In addition, certain awards to our Chief Executive Officer and our President contain performance conditions and the awards are amortized over their service periods.

Compensation and benefits expense for 2025 was $3.86 billion compared to $3.66 billion for 2024. A significant portion of our compensation expense is highly variable with net revenues. Compensation and benefits expense as a percentage of Net revenues was 52.6% for 2025 compared with 52.0% for 2024.

Compensation expense related to the amortization of share- and cash-based awards amounted to $621.5 million for 2025 compared to $513.7 million for 2024.

At November 30, 2025, we had 7,787 employees globally across all of our consolidated subsidiaries within our Investment Banking and Capital Markets and Asset Management reportable segments, compared to 7,822 at November 30, 2024. Included within our global headcount are 1,797 employees at November 30, 2025 and 2,063 employees at November 30, 2024 of our Stratos, Tessellis, HomeFed, and M Science subsidiaries.

Non-interest Expenses (Excluding Compensation and Benefits)

Year Ended November 30, 2025 Versus November 30, 2024

Non-compensation expenses as a percentage of Net revenues was 35.6% compared to 33.7% for the current year and the prior year period, respectively, and was impacted by the following:

- Brokerage and clearing fees were higher by $56.5 million primarily due to increased global equities trading volumes, as we continue to gain market share globally.

- Technology and communication were higher by $51.5 million related to the continued development of various trading and management systems as well as higher data related costs in investment banking.

- Business development was higher by $52.2 million due to increased deal related costs and increased expenses related to business travel, conferences and other events.

- Other expenses were higher by $53.2 million compared to the prior year period, as charitable donations increased $17.0 million compared to the prior year period. Other expenses for the current year also include a write-down on certain assets held for sale. Other expenses for the prior year period include bad debt expenses of $26.2 million largely related to the shutdown of Weiss. In addition, the prior year period includes activity from Foursight, which was sold in April 2024.

Income Taxes

Year Ended November 30, 2025 Versus November 30, 2024

The provision for income taxes on continuing operations was $184.6 million and $293.2 million for the year ended November 30, 2025 and 2024, respectively, representing an effective tax rate of 21.2%, and 29.2%, respectively. The lower rate was primarily driven by the resolution of certain state and local tax matters.

On July 4, 2025, the One Big Beautiful Bill Act ("OBBBA") was signed into law. The OBBBA permanently extends and modifies certain domestic and international provisions from the 2017 Tax Cuts and Jobs Act and phases out certain provisions from the 2022 Inflation Reduction Act. Certain domestic provisions have retroactive effects beginning in 2025, while the international provisions are generally effective for years beginning after December 31, 2025. The OBBBA did not materially impact our fiscal 2025 results.

Business Developments

On September 19, 2025, we and the SMBC Group announced a significant expansion of our strategic alliance originally established in 2021. Key provisions include:

- The planned formation of a joint venture in Japan to integrate our global equities platform with SMBC Group's domestic equity research, sales, trading, and equity capital markets businesses, expected to launch in January 2027;

- Expansion of joint sponsor coverage in EMEA, targeting larger sponsors with our combined investment banking and corporate banking capabilities;

- SMBC Group's intent to increase its economic ownership from 14.5% to up to 20% (on an as-converted and fully diluted basis), while maintaining less than 5% voting interest; and

- SMBC Group's commitment to provide approximately $2.5 billion in new credit facilities to us and Jefferies Finance.

These initiatives are designed to deepen the partnership, leverage complementary strengths, and deliver enhanced services to clients.

On December 9, 2025, we entered into an agreement to acquire a 50% interest in Hildene Holding Company, LLC, parent of Hildene Capital Management, LLC, a credit-focused asset manager with approximately $18.0 billion of assets under management. We will contribute our existing revenue share, a portion of our interest in an existing Hildene-managed fund, and $340.0 million in cash for our interest. Hildene's principals will contribute their ownership interests and approximately $250.0 million of fund and related equity interests. Additionally, subsequent to the transaction, Hildene's insurance underwriting and annuity reinsurance will expand. Closing is expected in the third quarter of 2026, subject to customary approvals.

Accounting Developments

For a discussion of recently issued accounting developments and their impact on our consolidated financial statements, refer to Note 3, Accounting Developments in our consolidated financial statements included in this Annual Report on Form 10-K.

Critical Accounting Estimates

Our consolidated financial statements are prepared in conformity with U.S. generally accepted accounting principles ("U.S. GAAP"), which requires management to make estimates and assumptions that affect the amounts reported in our consolidated financial statements and related notes. Actual results can and may differ from estimates. These differences could be material to our consolidated financial statements.

We believe our application of U.S. GAAP and the associated estimates are reasonable. Our accounting estimates are reevaluated, and adjustments are made when facts and circumstances dictate a change. Historically, we have found our application of accounting policies to be appropriate, and actual results have not differed materially from those determined using necessary estimates.

For further discussions of the following significant accounting policies and other significant accounting policies, refer to Note 2, Summary of Significant Accounting Policies in our consolidated financial statements included in this Annual Report on Form 10-K.

Valuation of Financial Instruments

Financial instruments owned and Financial instruments sold, not yet purchased are recorded at fair value. The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (the exit price). Unrealized gains or losses are generally recognized in Principal transactions revenues in our Consolidated Statements of Earnings.

For information on the composition of our Financial instruments owned and Financial instruments sold, not yet purchased recorded at fair value, refer to Note 5, Fair Value Disclosures in our consolidated financial statements included in this Annual Report on Form 10-K.

Fair Value Hierarchy – In determining fair value, we maximize the use of observable inputs and minimize the use of unobservable inputs by requiring that observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability based on market data obtained from independent sources. Unobservable inputs reflect our assumptions that market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. We apply a hierarchy to categorize our fair value measurements broken down into three levels based on the transparency of inputs, where Level 1 uses observable prices in active markets and Level 3 uses valuation techniques that generally incorporate significant unobservable inputs. Greater use of management judgment is required in determining fair value when inputs are less observable or unobservable in the marketplace, such as when the volume or level of trading activity for a financial instrument has decreased and when certain factors suggest that observed transactions may not be reflective of orderly market transactions. Judgment must be applied in determining the appropriateness of available prices, particularly in assessing whether available data reflects current prices and/or reflects the results of recent market transactions. Prices or quotes are weighed when estimating fair value with greater reliability placed on information from transactions that are considered to be representative of orderly market transactions.

Fair value is a market-based measure; therefore, when market observable inputs are not available, our judgment is applied to reflect those judgments that a market participant would use in valuing the same asset or liability. The availability of observable inputs can vary for different products. We use prices and inputs that are current as of the measurement date even in periods of market disruption or illiquidity. The valuation of financial instruments categorized within Level 3 of the fair value hierarchy involves the greatest extent of management judgment. Refer to Note 2, Summary of Significant Accounting Policies and Note 5, Fair Value Disclosures in our consolidated financial statements included in this Annual Report on Form 10-K for further information on the definitions of fair value, Level 1, Level 2 and Level 3 and related valuation techniques.

For information on the composition of our Financial instruments owned and Financial instruments sold, not yet purchased recorded at fair value and the composition of activity of our Level 3 assets and Level 3 liabilities, refer to Note 5, Fair Value Disclosures in our consolidated financial statements included in this Annual Report on Form 10-K.

Controls Over the Valuation Process for Financial Instruments – Our Independent Price Verification Group, independent of the trading function, plays an important role in determining that our financial instruments are appropriately valued and that fair value measurements are reliable. This is particularly important where prices or valuations that require inputs are less observable. In the event that observable inputs are not available, the control processes are designed to assure that the valuation approach utilized is appropriate and consistently applied and that the assumptions are reasonable. In addition, recently executed comparable transactions and other observable market data are considered for purposes of validating assumptions underlying the model.

Income Taxes

Significant judgment is required in estimating our provision for income taxes. In determining the provision for income taxes, we must make judgments and interpretations about how to apply inherently complex tax laws to numerous transactions and business events. In addition, we must make estimates about the amount, timing and geographic mix of future taxable income, which includes various tax planning strategies to utilize tax attributes and deferred tax assets before they expire.

We record a valuation allowance to reduce our net deferred tax asset to the amount that is more likely than not to be realized. We are required to consider all available evidence, both positive and negative, and to weigh the evidence when determining whether a valuation allowance is required and the amount of such valuation allowance. Generally, greater weight is required to be placed on objectively verifiable evidence when making this assessment, in particular on recent historical operating results.

We also record reserves for unrecognized tax benefits based on our assessment of the probability of successfully sustaining tax filing positions. Management exercises significant judgment when assessing the probability of successfully sustaining tax filing positions, and in determining whether a contingent tax liability should be recorded and if so, estimating the amount. If our tax filing positions are successfully challenged, payments could be required that are in excess of reserved amounts or we may be required to reduce the carrying amount of our net deferred tax asset, either of which could be significant to our financial condition or results of operations.

Impairment of Equity Method Investments

We evaluate equity method investments for impairment when operating losses or other factors may indicate a decrease in value which is other than temporary. We consider a variety of factors including economic conditions nationally and in an investment's geographic area of operation, adverse changes in the industry in which an investment operates, declines in business prospects, deterioration in earnings, increasing costs of operations and other relevant factors specific to the investee. Whenever we believe conditions or events indicate that one of these investments might be significantly impaired, we generally obtain from such investee updated cash flow projections and obtain other relevant information related to assessing the overall valuation of the investee. Utilizing this information, we assess whether the investment is considered to be other-than-temporarily impaired. To the extent an investment is deemed to be other-than-temporarily impaired, an impairment charge is recognized for the amount, if any, by which the investment's book value exceeds our estimate of the investment's fair value.

In the first quarter of 2023, we performed a valuation of our equity method investment in Golden Queen as forecasts of the expected future production of gold and silver from its mine had declined from previous periods. Our estimate of fair value was based on a discounted cash flow analysis, which included management's projections of future Golden Queen cash flows and a discount rate of 11.0%. As a result, an impairment loss of $22.1 million was recorded in Other income for the three months ended February 28, 2023. During the three months ended May 31, 2023, we recognized an additional impairment loss of $7.3 million primarily due to further declines in cash flows at Golden Queen During the three months ended August 31, 2023, we recognized an additional impairment loss of $27.8 million primarily based on our estimate of what could be recognized in a sale transaction for the investment. In the fourth quarter of 2023, we sold Golden Queen and recognized a gain of $1.7 million on the sale.

Goodwill

At November 30, 2025, goodwill recorded in our Consolidated Statements of Financial Condition is $1.84 billion (2.4% of total assets). The nature and accounting for goodwill is discussed in Note 2, Summary of Significant Accounting Policies, and Note 12, Goodwill and Intangible Assets, in our consolidated financial statements included in this Annual Report on Form 10-K. Goodwill must be allocated to reporting units and tested for impairment at least annually, or when circumstances or events make it more likely than not that an impairment occurred. Goodwill is tested by comparing the estimated fair value of each reporting unit with its carrying value. Our annual goodwill impairment testing date for a substantial portion of our reporting units is August 1 and November 30 for other identified reporting units. The results of our annual tests did not indicate any goodwill impairment.

Estimating the fair value of a reporting unit requires management judgment and often involves the use of estimates and assumptions that could have a significant effect on whether or not an impairment charge is recorded and the magnitude of such a charge. Estimated fair values for our reporting units utilize market valuation methods that incorporate price-to-earnings and price-to-book multiples of comparable public companies and/or projected cash flows. Under the market valuation approach, the key assumptions are the selected multiples and our internally developed projections of future profitability, growth and return on equity for each reporting unit. The weight assigned to the multiples requires judgment in qualitatively and quantitatively evaluating the size, profitability and the nature of the business activities of the reporting units as compared to the comparable publicly-traded companies. Under the income approach the key assumptions include our internally developed projections of future cash flows, growth rates, and risk adjusted discount rates which are sensitive to the interest rate environment and capital market conditions. The valuation methodology for our reporting units is sensitive to management's forecasts of future profitability, which are a significant component of the valuation and come with a level of uncertainty regarding trading volumes and capital market transaction levels. In addition, as the fair values determined under the market valuation approach represent a noncontrolling interest, we apply a control premium to arrive at the estimate fair value of each reporting unit on a controlling basis.

We use allocated tangible equity plus allocated goodwill and intangible assets for the carrying amount of each reporting unit. The amount of tangible equity allocated to a reporting unit is based on our cash capital model deployed in managing our businesses, which seeks to approximate the capital a business would require if it were operating independently. For further information on our Cash Capital Policy, refer to the Liquidity, Financial Condition and Capital Resources section herein. Intangible assets are allocated to a reporting unit based on either specifically identifying a particular intangible asset as pertaining to a reporting unit or, if shared among reporting units, based on an assessment of the reporting unit's benefit from the intangible asset in order to generate results.

For certain of our reporting units included within Other investments we may first assess qualitative factors to determine whether it is more likely than not that the fair value of the reporting unit is less than its carrying amount. If we determine on the basis of this qualitative assessment that it is not more likely than not that a reporting unit's fair value is less than its carrying amount, we place reliance on our qualitative assessment and no quantitative calculation of the fair value of the reporting unit is performed.

Carrying values of goodwill by reporting unit:

| | November 30, | |
$ in millions	2025	2024
Investment banking	$ 702.0	$ 700.7
Equities and wealth management	255.9	255.4
Fixed income	578.0	576.9
Asset management	143.0	143.0
Other investments	158.7	151.9
Total	$ 1,837.6	$ 1,827.9

The results of our annual assessments indicated that all of our reporting units had a fair value in excess of their carrying amounts. Our valuation methodologies and the assessment of qualitative factors are sensitive to management's forecasts of future probability. At November 30, 2025, our Stratos reporting unit with allocated goodwill of $5.5 million is the most sensitive to the forecast assumptions used in our market approach valuation. Reductions in trading volumes and/or a decline in performance from the expected levels assumed in our forecast could cause a decline in the estimated fair value of our Stratos reporting unit and a resulting impairment of a portion of our goodwill.

Refer to Note 4, Business Acquisitions and Discontinued Operations and Note 12, Goodwill and Intangible Assets in our consolidated financial statements included in this Annual Report on Form 10-K for further details on goodwill.

Liquidity, Financial Condition and Capital Resources

Our CFO and Global Treasurer are responsible for developing and implementing our liquidity, funding and capital management strategies. These policies are determined by the nature and needs of our day-to-day business operations, business opportunities, regulatory obligations, and liquidity requirements.

Our actual levels of capital, total assets and financial leverage are a function of a number of factors, including asset composition, business initiatives and opportunities, regulatory requirements, rating agency ratios and cost and availability of both long term and short-term funding. We have historically maintained a balance sheet consisting of a large portion of our total assets in cash and liquid marketable securities. The liquid nature of these assets provides us with flexibility in financing and managing our business.

We also own a legacy portfolio of businesses and investments that are reflected as consolidated subsidiaries, equity investments or securities. Over the most recent years, we completed several critical steps to substantially liquidate our legacy Other investments portfolio of businesses, including the sales of Foursight in April 2024 and the wholesale operations of OpNet in August 2024.

In keeping with our strategy of returning excess liquidity to shareholders, during the year ended November 30, 2025, we returned an aggregate of $432.6 million to shareholders primarily in the form of $374.1 million in cash dividends and the repurchase of 735,426 common shares for a total of $58.5 million at a weighted average price of $79.57 per share in connection with the net share settlement for tax purposes of stock awards under our equity compensation plans.

We maintain modest leverage to support our investment grade ratings. The growth of our balance sheet is supported by our equity and we have quantitative metrics in place to monitor leverage and double leverage. Our capital plan is robust, in order to sustain our operating model through stressed conditions. We maintain adequate financial resources to support business activities in both normal and stressed market conditions, including a buffer in excess of our regulatory, or other internal or external, requirements. Our access to funding and liquidity is stable and efficient to ensure that there is sufficient liquidity to meet our financial obligations in normal and stressed market conditions.

In January 2026, we issued $1.5 billion aggregate principal amount of 5.500% Senior Notes due 2036.

Our Balance Sheet

A business unit level balance sheet and cash capital analysis are prepared and reviewed with senior management on a weekly basis. As a part of this balance sheet review process, capital is allocated to all assets and gross balance sheet limits are adjusted, as necessary. This process ensures that the allocation of capital and costs of capital are incorporated into business decisions. The goals of this process are to protect the firm's platform, enable our businesses to remain competitive, maintain the ability to manage capital proactively and hold businesses accountable for both balance sheet and capital usage.

We actively monitor and evaluate our financial condition and the composition of our assets and liabilities. We continually monitor our overall securities inventory, including the inventory turnover rate, which confirms the liquidity of our overall assets. A significant portion of our financial instruments are valued on a daily basis and we monitor and employ balance sheet limits for our various businesses.

| | November 30, | | |
$ in millions	2025	2024	% Change
Total assets	$ 76,012.3	$ 64,360.3	18.1 %
Cash and cash equivalents	14,043.9	12,153.4	15.6
Cash and securities segregated and on deposit for regulatory purposes or deposited with clearing and depository organizations	917.7	1,132.6	(19.0)
Financial instruments owned	27,722.7	24,138.3	14.8
Financial instruments sold, not yet purchased	13,320.2	11,007.3	21.0
Total Level 3 assets	737.8	734.2	0.5
Securities borrowed	$ 8,295.2	$ 7,213.4	15.0 %
Securities purchased under agreements to resell	8,449.1	6,179.7	36.7
Total securities borrowed and securities purchased under agreements to resell	**$ 16,744.3**	**$ 13,393.1**	**25.0 %**
Securities loaned	$ 2,540.8	$ 2,540.9	— %
Securities sold under agreements to repurchase	12,156.7	12,337.9	(1.5)
Total securities loaned and securities sold under agreements to repurchase	**$ 14,697.5**	**$ 14,878.8**	**(1.2)%**

Total assets at November 30, 2025 and 2024 were $76.01 billion and $64.36 billion, respectively, an increase of 18.1%. During the year ended November 30, 2025, average total assets were higher by 5.1% than total assets at November 30, 2025.

Our total Financial instruments owned inventory was $27.72 billion and $24.14 billion at November 30, 2025 and 2024, respectively. During the year ended November 30, 2025, our total Financial instruments owned increased primarily due to increased client facilitation trades in corporate equity securities largely in connection with our growing prime brokerage business, derivative contracts and loans at fair value, partially offset by a decrease in U.S. government and agency securities. Financial instruments sold, not yet purchased inventory was $13.32 billion at November 30, 2025, an increase of 21.0% from $11.01 billion at November 30, 2024, with the increase primarily driven by increases in corporate equity securities and derivative contracts, partially offset by a decrease in U.S. government and agency securities. Our overall net inventory position was $14.40 billion and $13.13 billion at November 30, 2025 and 2024, respectively, with the increase primarily due to increases in derivative contracts, investments at fair value and corporate debt.

Level 3 assets:

$ in millions	November 30, 2025	Percent	November 30, 2024	Percent
Investment Banking	$ 111.7	15.1%	$ 146.7	20.0%
Equities and Fixed Income	$ 343.6	46.7	312.2	42.5
Asset Management (1)	$ 230.5	31.2	256.2	34.9
Other	$ 52.0	7.0	19.1	2.6
Total	**$ 737.8**	**100.0%**	**$ 734.2**	**100.0%**

(1) At November 30, 2025 and 2024, $195.8 million and $218.3 million, respectively, are attributed to Other investments within our Asset Management reportable segment.

Securities financing assets and liabilities include financing for our financial instruments trading activity, matched book transactions and mortgage finance transactions. Matched book transactions accommodate customers, as well as obtain securities for the settlement and financing of inventory positions. Our average month end balance of total reverse repos and stock borrows during year ended November 30, 2025 was 23.4% higher than the balance at November 30, 2025. Our average month end balance of total repos and stock loans during the year ended November 30, 2025 was 34.4% higher than the balance at November 30, 2025.

Select information related to repurchase agreements:

	Year Ended November 30,	
$ in millions	2025	2024
Securities Purchased Under Agreements to Resell:		
Year end	$ 8,449	$ 6,180
Month end average	10,526	8,910
Maximum month end	14,927	10,978
Securities Sold Under Agreements to Repurchase:		
Year end	$ 12,157	$ 12,338
Month end average	16,497	15,197
Maximum month end	19,785	20,971

Fluctuations in the balance of our repurchase agreements from period to period and intraperiod are dependent on business activity in those periods. Additionally, the fluctuations in the balances of our securities purchased under agreements to resell are influenced in any given period by our clients' balances and our clients' desires to execute collateralized financing arrangements via the repurchase market or via other financing products. Average balances and period end balances will fluctuate based on market and liquidity conditions and we consider the fluctuations intraperiod to be typical for the repurchase market.

Leverage Ratios:

	November 30,	
$ in millions	2025	2024
Total assets	$ 76,012	$ 64,360
Total equity	$ 10,642	$ 10,225
Total shareholders' equity	$ 10,575	$ 10,157
Deduct: Goodwill and intangible assets, net	(2,040)	(2,054)
Tangible shareholders' equity	$ 8,535	$ 8,103
Leverage ratio (1)	7.1	6.3
Tangible gross leverage ratio (2)	8.7	7.7

(1) Leverage ratio equals total assets divided by total equity.

(2) Tangible gross leverage ratio (a non-GAAP financial measure) equals total assets less goodwill and identifiable intangible assets, net divided by tangible shareholders' equity. The tangible gross leverage ratio is used by rating agencies in assessing our leverage ratio.

Liquidity Management

The key objectives of the liquidity management framework are to support the successful execution of our business strategies while ensuring sufficient liquidity through the business cycle and during periods of financial and idiosyncratic distress. Our liquidity management policies are designed to mitigate the potential risk that we may be unable to access adequate financing to service our financial obligations without material franchise or business impact.

The principal elements of our liquidity management framework are our Cash Capital Policy, our assessment of Modeled Liquidity Outflow ("MLO") and our Contingency Funding Plan ("CFP").

Liquidity Management Framework. Our Liquidity Management Framework is based on a model of a potential liquidity contraction over a one-year time period. This incorporates potential cash outflows during a market or our idiosyncratic liquidity stress event, including, but not limited to, the following:

- Repayment of all unsecured debt maturing within one year and no incremental unsecured debt issuance;

- Maturity rolloff of outstanding letters of credit with no further issuance and replacement with cash collateral;

- Higher margin requirements than currently exist on assets on securities financing activity, including repurchase agreements and other secured funding including central counterparty clearinghouses;

- Liquidity outflows related to possible credit downgrade;

- Lower availability of secured funding;

- Client cash withdrawals;

- The anticipated funding of outstanding investment and loan commitments; and

- Certain accrued expenses and other liabilities and fixed costs.

Cash Capital Policy. We maintain a cash capital model that measures long-term funding sources against requirements. Sources of cash capital include our equity, mezzanine equity and the noncurrent portion of long-term borrowings. Uses of cash capital include the following:

- Illiquid assets such as equipment, goodwill, net intangible assets, exchange memberships, deferred tax assets and certain investments;

- A portion of securities inventory and other assets not expected to be financed on a secured basis in a credit stressed environment (*i.e.*, margin requirements); and

- Drawdowns of unfunded commitments.

To ensure that we do not need to liquidate inventory in the event of a funding stress, we seek to maintain surplus cash capital. Our total long-term capital of $23.14 billion at November 30, 2025 exceeded our cash capital requirements.

MLO. Our businesses are diverse, and our liquidity needs are determined by many factors, including market movements, collateral requirements and client commitments, all of which can change dramatically in a difficult funding environment. During a liquidity stress, credit-sensitive funding, including unsecured debt and some types of secured financing agreements, may be unavailable, and the terms (*e.g.*, interest rates, collateral provisions and tenor) or availability of other types of secured financing may change. As a result of our policy to ensure we have sufficient funds to cover what we estimate may be needed in a liquidity stress, we hold more cash and unencumbered securities and have greater long-term debt balances than our businesses would otherwise require. As part of this estimation process, we calculate an MLO that could be experienced in a liquidity stress. MLO is based on a scenario that includes both a market-wide stress and firm-specific stress, characterized by some or all of the following elements:

- Global recession, default by a medium-sized sovereign, low consumer and corporate confidence, and general financial instability.

- Severely challenged market environment with material declines in equity markets and widening of credit spreads.

- Damaging follow-on impacts to financial institutions leading to the failure of a large bank.

- A firm-specific crisis potentially triggered by material losses, reputational damage, litigation, executive departure, and/or a ratings downgrade.

The following are the critical modeling parameters of the MLO:

- Liquidity needs over a 30-day scenario.

- A two-notch downgrade of our long-term senior unsecured credit ratings.

- No support from government funding facilities.

- A combination of contractual outflows, such as upcoming maturities of unsecured debt, and contingent outflows (*e.g.*, actions though not contractually required, we may deem necessary in a crisis). We assume that most contingent outflows will occur within the initial days and weeks of a stress.

- No diversification benefit across liquidity risks. We assume that liquidity risks are additive.

The calculation of our MLO under the above stresses and modeling parameters considers the following potential contractual and contingent cash and collateral outflows:

- All upcoming maturities of unsecured long-term debt, promissory notes and other unsecured funding products assuming we will be unable to issue new unsecured debt or rollover any maturing debt.

- Repurchases of our outstanding long-term debt in the ordinary course of business as a market maker.

- A portion of upcoming contractual maturities of secured funding activity due to either the inability to refinance or the ability to refinance only at wider haircuts (*i.e.*, on terms which require us to post additional collateral). Our assumptions reflect, among other factors, the quality of the underlying collateral and counterparty concentration.

- Collateral postings to counterparties due to adverse changes in the value of our over-the-counter ("OTC") derivatives and other outflows due to trade terminations, collateral substitutions, collateral disputes, collateral calls or termination payments required by a two-notch downgrade in our credit ratings.

- Variation margin postings required due to adverse changes in the value of our outstanding exchange-traded derivatives and any increase in initial margin and guarantee fund requirements by derivative clearing houses.

- Liquidity outflows associated with our prime services business, including withdrawals of customer credit balances, and a reduction in customer short positions.

- Liquidity outflows to clearing banks to ensure timely settlements of cash and securities transactions.

- Draws on our unfunded commitments considering, among other things, the type of commitment and counterparty.

- Other upcoming large cash outflows, such as employee compensation, tax and dividend payments, with no expectation of future dividends from any subsidiaries.

Based on the sources and uses of liquidity calculated under the MLO scenarios, we determine, based on a calculated surplus or deficit, additional long-term funding that may be needed versus funding through the repurchase financing market and consider any adjustments that may be necessary to our inventory balances and cash holdings. At November 30, 2025, we had sufficient excess liquidity to meet all contingent cash outflows detailed in the MLO for at least 30 days without balance sheet reduction. We regularly refine our model to reflect changes in market or economic conditions and our business mix.

CFP. Our CFP ensures the ability to access adequate liquid financial resources to meet liquidity shortfalls that may arise in emergency situations. The CFP triggers the following actions:

- Sets out the governance for managing liquidity during a liquidity crisis;

- Identifies key liquidity and capital early warning indicators that will help guide the response to the liquidity crisis;

- Identifies the actions and escalation procedures should we experience a liquidity crisis including coordination amongst senior management and the Board of Directors;

- Sets out the sources of funding available during a liquidity crisis;

- Sets out the communication plan during a liquidity crisis for key external stakeholders including regulators, relationship banks, rating agencies and funding counterparties; and

- Sets out an action plan to source additional funding.

Sources of Liquidity

Financial instruments that are cash and cash equivalents or are deemed by management to be generally readily convertible into cash, marginable or accessible for liquidity purposes within a relatively short period of time:

$ in thousands	November 30, 2025	Average Balance Quarter Ended November 30, 2025 (1)	November 30, 2024
Cash and cash equivalents:			
Cash in banks	$ 3,903,807	$ 5,014,748	$ 3,925,535
Money market investments (2)	10,140,082	6,622,532	8,227,879
Total cash and cash equivalents	**14,043,889**	**11,637,280**	**12,153,414**
Other sources of liquidity:			
Debt securities owned and securities purchased under agreements to resell (3)	1,823,733	1,995,920	1,287,564
Other (4)	1,836,150	1,561,944	573,042
Total other sources	3,659,883	3,557,864	1,860,606
Total cash and cash equivalents and other liquidity sources	**$ 17,703,772**	**$ 15,195,144**	**$ 14,014,020**
Total cash and cash equivalents and other liquidity sources as % of Total assets	23.3 %		21.8 %
Total cash and cash equivalents and other liquidity sources as % of Total assets less goodwill and intangible assets	23.9 %		22.5 %

(1) Average balances are calculated based on weekly balances.

(2) At November 30, 2025 and 2024, $10.12 billion and $8.21 billion, respectively, was invested in U.S. government money funds that invest primarily in cash, securities issued by the U.S. government and U.S. government-sponsored entities, and repurchase agreements that are fully collateralized by cash or government securities. The remaining balances at November 30, 2025 and 2024 are primarily invested in AAA-rated prime money funds. The average balance of U.S. government money funds for the quarter ended November 30, 2025 was $6.60 billion.

(3) Consists of unencumbered high-quality sovereign government securities and reverse repurchase agreements collateralized by U.S. government securities and other high quality sovereign government securities; deposits with a central bank within the European Economic Area, United Kingdom, Canada, Australia, Japan, Switzerland or the U.S.; and securities issued by a designated multilateral development bank and reverse repurchase agreements with underlying collateral composed of these securities.

(4) Other includes unencumbered inventory representing an estimate of the amount of additional secured financing that could be reasonably expected to be obtained from our Financial instruments owned that are currently not pledged after considering reasonable financing haircuts.

In addition to the cash balances and liquidity pool presented above, the majority of financial instruments (both long and short) in our trading accounts are actively traded and readily marketable. At November 30, 2025, we had the ability to readily obtain repurchase financing for 71.8% of our inventory at haircuts of 10% or less, which reflects the liquidity of our inventory. In addition, as a matter of our policy, all of these assets have internal capital assessed, which is in addition to the funding haircuts provided in the securities finance markets. Additionally, certain of our Financial instruments owned primarily consisting of loans and investments are predominantly funded by long term capital. Under our cash capital policy, we model capital allocation levels that are more stringent than the haircuts used in the market for secured funding; and we maintain surplus capital at these more stringent levels. We continually assess the liquidity of our inventory based on the level at which we could obtain financing in the marketplace for a given asset. Assets are considered to be liquid if financing can be obtained in the repurchase market or the securities lending market at collateral haircut levels of 10% or less.

Financial instruments by asset class that we consider to be of a liquid nature and the amount of such assets that have not been pledged as collateral:

	November 30,			
	2025		**2024**	
$ in thousands	Liquid Financial Instruments	Unencumbered Liquid Financial Instruments (1)	Liquid Financial Instruments	Unencumbered Liquid Financial Instruments (1)
Corporate equity securities	$ 7,433,971	$ 2,715,099	$ 5,280,920	$ 781,490
Corporate debt securities	4,788,698	280,512	5,179,229	339,500
U.S. government, agency and municipal securities	3,013,344	55,781	4,061,773	75,911
Other sovereign obligations	1,460,571	1,731,074	1,361,762	1,044,630
Agency mortgage-backed securities (2)	3,060,262	–	2,695,282	–
Loans and other receivables	159,939	–	978	–
Total	$ 19,916,785	$ 4,782,466	$ 18,579,944	$ 2,241,531

(1) Unencumbered liquid balances represent assets that can be sold or used as collateral for a loan but have not been.

(2) Consists solely of agency mortgage-backed securities issued by the Federal Home Loan Mortgage Corporation ("Freddie Mac"), the Federal National Mortgage Association ("Fannie Mae") and the Government National Mortgage Association ("Ginnie Mae").

In addition to being able to be readily financed at reasonable haircut levels, we estimate that each of the individual securities within each asset class above could be sold into the market and converted into cash within three business days under normal market conditions, assuming that the entire portfolio of a given asset class was not simultaneously liquidated. There are no restrictions on the unencumbered liquid securities, nor have they been pledged as collateral.

Sources of Funding and Capital Resources

Our assets are funded by equity capital, senior debt, securities loaned, securities sold under agreements to repurchase, customer free credit balances, bank loans and other payables.

Secured Financing

We rely principally on readily available secured funding to finance our inventory of financial instruments owned and financial instruments sold. Our ability to support increases in total assets is largely a function of our ability to obtain short- and intermediate-term secured funding, primarily through securities financing transactions. We finance a portion of our long inventory and cover some of our short inventory by pledging and borrowing securities in the form of repurchase or reverse repurchase agreements (collectively "repos"), respectively. A portion of our cash and noncash repurchase financing activities is used as collateral that is considered eligible collateral by central clearing corporations. Central clearing corporations are situated between participating members who borrow cash and lend securities (or vice versa); accordingly, repo participants contract with the central clearing corporation and not one another individually. Therefore, counterparty credit risk is borne by the central clearing corporation which mitigates the risk through initial margin demands and variation margin calls from repo participants. The comparatively large proportion of our total repo activity that is eligible for central clearing reflects the high quality and liquid composition of the inventory we carry in our trading books. For those asset classes not eligible for central clearing house financing, we seek to execute our bi-lateral financings on an extended term basis and the tenor of our repurchase and reverse repurchase agreements generally exceeds the expected holding period of the assets we are financing. The weighted average maturity of cash and noncash repurchase agreements for non-clearing corporation eligible funded inventory is approximately eight months at November 30, 2025.

Our ability to finance our inventory via central clearinghouses and bi-lateral arrangements is augmented by our ability to draw bank loans on an uncommitted basis under our various banking arrangements. At November 30, 2025, short-term borrowings, which must be repaid within one year or less include bank loans, overdrafts and borrowings under revolving credit facilities. Letters of credit are used in the normal course of business mostly to satisfy various collateral requirements in favor of exchanges in lieu of depositing cash or securities. Average short-term borrowings outstanding were $1.26 billion and $1.25 billion for the year ended November 30, 2025 and 2024, respectively.

At November 30, 2025 and 2024, our borrowings under bank loans in Short-term borrowings were $533.8 million and $414.5 million, respectively. Our borrowings include credit facilities that contain certain covenants that, among other things, require us to maintain a specified level of tangible net worth, require a minimum regulatory net capital requirement for our U.S. broker-dealer, Jefferies LLC, and impose certain restrictions on the future indebtedness of certain of our subsidiaries that are borrowers. Interest is based on rates at spreads over the federal funds rate or other adjusted rates, as defined in the various credit agreements, or at a rate as agreed between the bank and us in reference to the bank's cost of funding. At November 30, 2025, we were in compliance with all covenants under these credit facilities.

In addition to the above financing arrangements, we issue notes backed by eligible collateral under master repurchase agreements, which provide an additional financing source for our inventory (our "repurchase agreement financing program"). The notes issued under the program are presented within Other secured financings. At November 30, 2025, the outstanding notes totaled $2.27 billion, bear interest primarily at a spread over the Secured Overnight Funding Rate ("SOFR") and mature from December 2025 to October 2028.

For additional details on our repurchase agreement financing program, refer to Note 9, Variable Interest Entities in our consolidated financial statements included in this Annual Report on Form 10-K.

Total Long-Term Capital

At November 30, 2025 and 2024, we had total long-term capital of $23.14 billion and $21.66 billion, respectively, resulting in a long-term debt to equity capital ratio of 1.17:1 and 1.12:1, respectively.

	November 30,	
$ in thousands	2025	2024
Unsecured Long-Term Debt (1)	$ 12,494,842	$ 11,430,610
Total Mezzanine Equity	406	406
Total Equity	10,642,203	10,224,987
Total Long-Term Capital	**$ 23,137,451**	**$ 21,656,003**

(1) Amounts at November 30, 2025 and 2024 exclude our secured long-term debt. The amount at November 30, 2024 excludes $8.5 million of our 5.500% Callable Note as the note matured on February 22, 2025, $5.4 million of our 6.000% Callable Note as the note matured on June 16, 2025, $6.2 million of our 4.500% Callable Note as the note matured on July 22, 2025, and $500.0 million of our 5.100% Callable Note as the note matured on September 15, 2025. The amount at November 30, 2025 excludes $869.5 million of our Callable Notes as the note matures on April 16, 2026, and $45.2 million of our Floating Senior Notes as the note matures on June 19, 2026. The amounts at November 30, 2025 and 2024 also exclude $102.7 million and $157.6 million, respectively, of structured notes as the notes mature within one year.

Long-Term Debt

During the year ended November 30, 2025, long-term debt increased by $2.37 billion to $15.90 billion at November 30, 2025, as presented in our Consolidated Statements of Financial Condition. This increase is primarily due to proceeds of $1.07 billion from the issuances of unsecured senior notes, $698.7 million from net issuances of structured notes, $1.65 billion from increased subsidiaries' borrowings, and $296.1 million from currency losses on foreign currency borrowings. These increases were partially offset by repayments of $1.42 billion on our unsecured senior notes.

At November 30, 2025, our unsecured long-term debt has a weighted average maturity of approximately 7.4 years.

At November 30, 2025 and 2024, our borrowings under several credit facilities classified within Long-term debt in our Consolidated Statements of Financial Condition amounted to $803.2 million and $775.3 million, respectively. Interest on these credit facilities is based on an adjusted SOFR plus a spread or other adjusted rates, as defined in the various credit agreements. The credit facility agreements contain certain covenants that, among other things, require us to maintain specified levels of tangible net worth and liquidity amounts, certain credit and rating levels and impose certain restrictions on future indebtedness of and require specified levels of regulated capital and cash reserves for certain of our subsidiaries. At November 30, 2025, we were in compliance with all covenants under theses credit facilities.

For further information, refer to Note 17, Borrowings, in our consolidated financial statements included in this Annual Report on Form 10-K.

Long-term debt ratings:

	Rating	Outlook
Moody's Investors Service	Baa2	Stable
Standard & Poor's	BBB	Stable
Fitch Ratings	BBB+	Stable

	Jefferies LLC		Jefferies International Limited		Jefferies GmbH	
	Rating	Outlook	Rating	Outlook	Rating	Outlook
Moody's Investors Service	Baa1	Stable	Baa1	Stable	Baa1	Stable
Standard & Poor's	BBB+	Stable	BBB+	Stable	BBB+	Stable

Access to external financing to finance our day-to-day operations, as well as the cost of that financing, is dependent upon various factors, including our debt ratings. Our current debt ratings are dependent upon many factors, including industry dynamics, operating and economic environment, operating results, operating margins, earnings trend and volatility, balance sheet composition, liquidity and liquidity management, our capital structure, our overall risk management, business diversification and our market share and competitive position in the markets in which we operate. Deterioration in any of these factors could impact our credit ratings. While certain aspects of a credit rating downgrade are quantifiable pursuant to contractual provisions, the impact on our business and trading results in future periods is inherently uncertain and depends on a number of factors, including the magnitude of the downgrade, the behavior of individual clients and future mitigating action taken by us.

In January 2026, we issued $1.5 billion aggregate principal amount of 5.500% Senior Notes due 2036.

Equity Capital

Common Stock

At November 30, 2025 and 2024, we had 565,000,000 authorized shares of voting common stock with a par value of $1.00 per share and had 206,296,167 and 205,504,272 common shares outstanding, respectively. At November 30, 2025, we had 16,202,612 share-based awards that do not require the holder to pay any exercise price and 5,064,740 stock options that require the holder to pay a weighted average exercise price of $22.69 per share.

The Board of Directors has authorized the repurchase of common stock up to $250.0 million under a share repurchase program. We did not purchase any shares under our share repurchase program during the year ended November 30, 2025. Treasury stock repurchases during the year ended November 30, 2025 represent repurchases of common stock for net-share tax withholding under our equity compensation plan.

Dividends

Year Ended November 30, 2025			
Declaration Date	Record Date	Payment Date	Per Common Share Amount
January 8, 2025	February 14, 2025	February 27, 2025	$0.40
March 26, 2025	May 19, 2025	May 29, 2025	$0.40
June 25, 2025	August 18, 2025	August 29, 2025	$0.40
September 29, 2025	November 17, 2025	November 26, 2025	$0.40

On January 8, 2025, the Board of Directors increased our quarterly dividend from $0.35 to $0.40 per common share. On January 7, 2026, the Board of Directors declared a dividend of $0.40 per common share to be paid on February 27, 2026 to common shareholders of record at February 17, 2026.

The payment of dividends is subject to the discretion of our Board of Directors and depends upon general business conditions and other factors that our Board of Directors may deem to be relevant.

Non-Voting Common Stock

On June 28, 2023, shareholders approved an Amended and Restated Certificate of Incorporation, which authorized the issuance of 35,000,000 shares of non-voting common stock with a par value of $1.00 per share (the "Non-Voting Common Shares"). The Non-Voting Common Shares are entitled to share equally, on a per share basis, with the voting common stock, in dividends and distributions. Upon the effectiveness of the Amended and Restated Certificate of Corporation on June 30, 2023, the number of authorized shares of common stock remains at 600,000,000 shares, composed of 565,000,000 shares of voting common stock and 35,000,000 shares of Non-Voting Common Shares.

Preferred Stock

On April 27, 2023, we established Series B Non-Voting Convertible Preferred Shares with a par value of $1.00 per share ("Series B Preferred Stock") and designated 70,000 shares as Series B Preferred Stock. The Series B Preferred Stock has a liquidation preference of $17,500 per share and rank senior to our voting common stock upon dissolution, liquidation or winding up of Jefferies Financial Group Inc. Each share of Series B Preferred Stock is automatically convertible into 500 shares of non-voting common stock, subject to certain anti-dilution adjustments, three years after issuance. The Series B Preferred Stock participates in cash dividends and distributions alongside our voting common stock on an as-converted basis.

Additionally, on April 27, 2023, we entered into an Exchange Agreement with Sumitomo Mitsui Banking Corporation ("SMBC"), which entitles SMBC to exchange shares of our voting common stock for shares of the Series B Preferred Stock at a rate of 500 shares of voting common stock for one share of Series B Preferred Stock. The Exchange Agreement is limited to 55,125 shares of Preferred Stock and SMBC is required to pay $1.50 per share of voting common stock so exchanged. As of November 30, 2025, SMBC had exchanged approximately 27.6 million shares of voting common stock for 55,125 shares of Series B Preferred Stock. At November 30, 2025, SMBC owns approximately 15.7% of our common stock on an as-converted basis and 14.3% on a fully-diluted, as-converted basis. The CEO of Sumitomo Mitsui Financial Group, Inc. serves on our Board of Directors. Additionally, Refer to Note 23, Related Party Transactions for further information regarding transactions with SMBC.

On September 19, 2025, our Board of Directors established Series B-1 Non-Voting Convertible Preferred Shares with a par value of $1.00 per share ("Series B-1 Preferred Stock") and designated 17,500 shares as Series B-1 Preferred Stock. The Series B-1 Preferred Stock has a liquidation preference of $500 per share and ranks senior to our voting common stock and equal to the Series B Preferred Stock upon dissolution, liquidation or winding up of Jefferies Financial Group Inc. Each share of Series B-1 Preferred Stock is automatically convertible into 500 shares of non-voting common stock as soon as such non-voting common stock exists, subject to certain anti-dilution adjustments. The Series B-1 Preferred Stock also participates in cash dividends and distributions alongside our voting common stock on an as-converted basis.

Additionally, on September 19, 2025, we entered into an amended and restated Exchange Agreement (the "Amended and Restated Exchange Agreement") with SMBC, which entitles SMBC to exchange shares of our voting common stock for shares of the Series B-1 Preferred Stock at a rate of 500 shares of voting common stock for one share of Series B-1 Preferred Stock. The Amended and Restated Exchange Agreement is limited to 17,500 shares of Series B-1 Preferred Stock. Under the Amended and Restated Exchange Agreement, SMBC is permitted to increase its economic ownership in the Company to up to 20% on an as-converted and fully diluted basis, while continuing to own less than 5% of a voting interest in the Company.

During the year ended November 30, 2025 and 2024, we paid cash dividends of $44.1 million and $31.9 million, respectively, with respect to the Series B Preferred stock.

The payment of dividends is subject to the discretion of our Board of Directors and depends upon general business conditions and other factors that our Board of Directors may deem to be relevant.

Net Capital

Jefferies LLC is a broker-dealer registered with the SEC and a member firm of the Financial Industry Regulatory Authority ("FINRA") and is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital, and has elected to calculate minimum capital requirements using the alternative method permitted by Rule 15c3-1 in calculating net capital. Jefferies LLC, as a dually-registered U.S. broker-dealer and futures commission merchant ("FCM"), is also subject to Regulation 1.17 of the Commodity Futures Trading Commission ("CFTC") under the Commodity Exchange Act, which sets forth minimum financial requirements. The minimum net capital requirement in determining excess net capital for a dually registered U.S. broker-dealer and FCM is equal to the greater of the requirement under SEA Rule 15c3-1 or CFTC Regulation 1.17. FINRA is the designated examining authority for Jefferies LLC and the National Futures Association ("NFA") is the designated self-regulatory organization ("DSRO") for Jefferies LLC as an FCM.

Jefferies Financial Services, Inc. ("JFSI") is registered with the SEC as a Security-Based Swap Dealer ("SBS Dealer") and an OTC Derivatives Dealer ("OTCDD") subject to the SEC's SBS dealer regulatory rules and the SEC's net capital requirements. JFSI is also registered as a swap dealer with the CFTC and is subject to the CFTC's regulatory capital requirements pursuant to the minimum financial requirements for swap dealers. Additionally, as a registered member firm, JFSI is subject to the net capital requirements of the NFA. The SEC is the designated examining authority for JFSI in its capacity as an SBS Dealer and OTCDD, while the NFA is the DSRO for JFSI, as a CFTC registered swap dealer.

Certain non-U.S. subsidiaries are subject to capital adequacy requirements as prescribed by the regulatory authorities in their respective jurisdictions. This includes Jefferies International Limited ("JIL"), which is subject to the regulatory supervision and requirements of the Financial Conduct Authority in the U.K. and Jefferies GmbH, which is subject to the regulatory supervision of the German Federal Financial Supervisory Authority.

At November 30, 2025, net capital and excess net capital were as follows:

$ in thousands	Net Capital		Excess Net Capital
Jefferies LLC	$ 2,262,928	$	2,115,314
JFSI - SEC	234,041		200,305
JFSI - CFTC	234,041		203,041
JIL (1)	2,043,400		1,209,300
Jefferies GmbH (1)	379,326		184,633

(1) Represents an equivalent capital requirement in the respective jurisdiction.

At November 30, 2025, Jefferies LLC, JFSI, JIL and Jefferies GmbH are in compliance with their applicable requirements.

The regulatory capital requirements referred to above may restrict our ability to withdraw capital from our regulated subsidiaries.

At November 30, 2025 and 2024, $5.93 billion and $4.96 billion, respectively, of net assets of our consolidated subsidiaries are restricted as to the payment of cash dividends, or the ability to make loans or advances to the parent company. At November 30, 2025 and 2024, $5.30 billion and $4.54 billion, respectively, of these assets are restricted as they reflect regulatory capital requirements or require regulatory approval prior to the payment of cash dividends and advances to the parent company.

Customer Protection and Segregation Requirement

As a registered broker dealer that clears and carries customer accounts, Jefferies LLC is subject to the customer protection provisions under SEC Rule 15c3-3 and is required to compute reserve formula requirement for customer accounts and deposit cash or qualified securities into a special reserve bank account for the exclusive benefit of customers. At November 30, 2025, Jefferies LLC had $846.7 million in cash and qualified U.S. Government securities on deposit in special reserve bank accounts for the exclusive benefit of customers.

As a registered broker dealer that clears and carries proprietary accounts of brokers or dealers (commonly referred to as "PAB"), Jefferies LLC is also required to compute a reserve requirement for PABs pursuant to SEC Rule 15c3-3. At November 30, 2025, Jefferies LLC had $475.1 million in cash and qualified U.S. Government securities in special reserve bank accounts for the exclusive benefit of PABs.

The qualified securities meeting the 15c3-3 customer and PAB requirements are included in Cash and securities segregated and Securities purchased under agreements to resell.

JFSI is exempt from the CFTC and SEC segregation rules.

Other Developments

In February 2022, Russia invaded Ukraine. Following Russia's invasion, the U.S., the U.K., and the European Union governments, among others, developed coordinated financial and economic sanctions targeting Russia that, in various ways, constrain transactions with numerous Russian entities, including major Russian banks and individuals; transactions in Russian sovereign debt; and investment, trade and financing to, from, or in Ukraine. We do not have any operations in Russia or any clients with significant Russian operations and we have minimal market risk related to securities of companies either domiciled or operating in Russia. We continue to closely monitor the status of global sanctions and restrictions, trading conditions related to Russian securities and the credit risk and nature of our counterparties.

Global markets continue to experience disruption and volatility following the geopolitical instability from the ongoing conflicts along Israel's border with the Gaza Strip and elsewhere in the Middle East, including the ongoing tensions between Israel and Iran. Our investments and assets in our growing business in the Persian Gulf, Saudi Arabia and Israel, as well as the related global macroeconomic climate, could be negatively affected by consequences from this geopolitical and military conflict in the region. We continue to monitor these and other geopolitical conflicts, including recent developments between the United States, Venezuela and other Latin American countries, and assess their potential impact on our business.

Throughout 2025, the United States introduced actions to increase import tariffs at various rates, including on certain products imported from almost all countries. Other countries have responded with retaliatory actions or plans for retaliatory actions. Some of these tariff announcements have since been followed by announcements of limited exemptions and temporary pauses, and wholly new arrangements with key trading partners of the United States. These actions have led to increased economic uncertainty, and could negatively impact global supply chains and trade flow. The potential impact of tariffs on corporate earnings remains uncertain. We continue to closely monitor the impact of these matters on our business.

Beginning on September 24, 2025, First Brands Group, LLC and certain of its affiliates ("First Brands") filed voluntary petitions for Chapter 11 bankruptcy protection. First Brands is an aftermarket auto parts manufacturer that sells its products to major auto-parts retailers (the "Obligors"). As of that date, Point Bonita Capital, a division of Leucadia Asset Management ("LAM"), managed on behalf of third-party institutional and other investors an approximately $3 billion portfolio of trade-finance assets, which was supported by total invested equity of $1.9 billion, of which $113 million, or 5.9%, is owned by LAM. Since 2019, the portfolio has included purported accounts receivable purchased from First Brands and arising from the sale of First Brands' products to Obligors. The purchase of receivables in this fashion is called factoring, and as of the Chapter 11 filing the Point Bonita portfolio had approximately $715 million in purported receivables due from retailers, including Walmart, AutoZone, NAPA, O'Reilly Auto Parts, and Advanced Auto Parts, with First Brands, as the servicer, responsible for collecting and remitting the Obligors' payments to Point Bonita. For almost six years until September 15, 2025, Point Bonita always had been paid on time and in full. On September 15, 2025, First Brands stopped directing timely transfers of funds to Point Bonita.

The First Brands bankruptcy proceedings have uncovered what is alleged to be a massive fraud that has resulted in the bankrupt estate bringing claims against its former CEO, its former Executive Vice President, one of its significant financing counterparties, and various related entities to recover billions of dollars in allegedly fraudulent transfers. As it relates to factoring, the alleged fraudulent activities included First Brands selling certain receivables more than once, selling receivables that had been inflated in amount, and selling fabricated receivables. The Company is exerting every effort to maximize the recovery of assets from First Brands and from the various Obligors. That process will take months to years to complete and, given the fraud, the recovery is uncertain.

Separately, Apex Credit Partners LLC ("Apex"), a wholly owned subsidiary of Jefferies Finance, 50%-owned by us, manages on behalf of third-party institutional and other investors certain CLOs that invest in broadly syndicated loans with approximately $4.5 billion in assets under management. 12 CLOs managed by Apex own approximately $49 million in the aggregate of First Brands' term loans (including PIK interest) and $9 million of First Brands' debtor-in-possession term loans, which is approximately 1% of the CLO assets managed by Apex. Additionally, approximately, $1 million of First Brands' term loans (including PIK interest) and $0.2 million of debt-in-possession term loans were transferred from an Apex-managed CLO warehouse to Apex in anticipation of a CLO closing expected to occur at the end of January. Apex beneficially own a portion of the equity tranche and other senior tranches in an amount to comply with applicable securitization risk-retention rules and in certain instances such additional amounts which are not material.

Off-Balance Sheet Arrangements

We have contractual commitments arising in the ordinary course of business for securities loaned or purchased under agreements to resell, repurchase agreements, future purchases and sales of foreign currencies, securities transactions on a when-issued basis, purchases and sales of corporate loans in the secondary market and underwriting. Each of these financial instruments and activities contains varying degrees of off-balance sheet risk whereby the fair values of the securities underlying the financial instruments may be in excess of, or less than, the contract amount. The settlement of these transactions is not expected to have a material effect upon our consolidated financial statements.

In the normal course of business, we engage in other off balance-sheet arrangements, including derivative contracts. Neither derivatives' notional amounts nor underlying instrument values are reflected as assets or liabilities in our Consolidated Statements of Financial Condition. Rather, the fair values of derivative contracts are reported in our Consolidated Statements of Financial Condition as Financial instruments owned or Financial instruments sold, not yet purchased as applicable. Derivative contracts are reflected net of cash paid or received pursuant to credit support agreements and are reported on a net by counterparty basis when a legal right of offset exists under an enforceable master netting agreement. For additional information about our accounting policies and our derivative activities, refer to Note 2, Summary of Significant Accounting Policies, in our consolidated financial statements included in Part II, Item 8 of our Annual Report on Form 10-K for the year ended November 30, 2024 and Note 5, Fair Value Disclosures and Note 6, Derivative Financial Instruments in our consolidated financial statements included in this Annual Report on Form 10-K.

Contractual Obligations

Subsequent to November 30, 2025 and on or before January 31, 2026, we expect to make cash payments of $1.94 billion related to year-end compensation awards for fiscal 2025. Refer to Note 14, Compensation Plans in our consolidated financial statements included in this Annual Report on Form 10-K for further information.

Risk Management

Overview

Risk is an inherent part of our business and activities. The extent to which we properly and effectively identify, assess, monitor and manage each of the various types of risk involved in our activities is critical to our financial soundness, viability and profitability. Accordingly, we have a comprehensive risk management approach, with a formal governance structure and policies and procedures outlining frameworks and processes to identify, assess, monitor and manage risk. Principal risks involved in our business activities include market, credit, liquidity and capital,

operational, model and strategic risk. Legal and compliance, new business and reputational risk are also included within our principal risks.

Risk management is a multifaceted process that requires communication, judgment and knowledge of financial products and markets. Our risk management process encompasses the active involvement of executive and senior management, and also many departments independent of the revenue-producing business units, including Risk Management, Operations, Information Technology, Compliance, Legal and Finance. Our risk management policies, procedures and methodologies are flexible in nature and are subject to ongoing review and modification.

In achieving our strategic business objectives, our risk appetite incorporates keeping our clients' interests as top priority and ensuring we are in compliance with applicable laws, rules and regulations, as well as adhering to the highest ethical standards. We undertake prudent risk-taking that protects the capital base and franchise, utilizing risk limits and tolerances that avoid outsized risk-taking. We maintain a diversified business mix and avoid significant concentrations to any sector, product, geography or activity and set quantitative concentration limits to manage this risk. We consider contagion, second order effects and correlation in our risk assessment process and actively seek out value opportunities of all sizes. We manage the risk of opportunities larger than our approved risk levels through risk sharing and risk distribution, sell-down and hedging as appropriate. We have a limited appetite for illiquid assets and complex derivative financial instruments. We maintain the asset quality of our balance sheet through conducting trading activity in liquid markets and generally ensure high turnover of our inventory. We subject less liquid positions and derivative financial instruments to particular scrutiny and use a wide variety of specific metrics, limits and constraints to manage these risks. We protect our reputation and franchise, as well as our standing within the market. We operate a federated approach to risk management and assign risk oversight responsibilities to a number of functions with specific areas of focus.

For discussion of liquidity and capital risk management, refer to the "Liquidity, Financial Condition and Capital Resources" section herein.

Governance and Risk Management Structure

Our Board of Directors ("Board") and Risk and Liquidity Oversight Committee ("Committee"). Our Board and Committee play an important role in reviewing our risk management process and risk appetite. The Committee assists the Board in its oversight of: (i) our enterprise risk management, (ii) our capital, liquidity and funding guidelines and policies and (iii) the performance of our Global Chief Risk Officer ("CRO"). Our CRO and Global Treasurer meet with the Committee on no less than a quarterly basis to present our risk profile and liquidity profile and to respond to questions. Our Chief Information Officer also meets with the Committee at least semi-annually to receive and review reports related to any exposure to cybersecurity risk and our plans and programs to mitigate and respond to cybersecurity risks. Additionally, our risk management team continuously monitors our various businesses, the level of risk the businesses are taking and the efficacy of potential risk mitigation strategies and presents this information to our senior management and the Committee.

Our Board also fulfills its risk oversight role through the operations of its various committees, including its Audit Committee, through review of our financial statements, internal audit function and internal control over financial reporting, as well as through assisting the Board with our legal and regulatory compliance and overseeing our Code of Business Practice. The Audit Committee is also updated on risk controls at each of its regularly scheduled meetings.

Internal Audit, which reports to the Audit Committee of the Board and includes professionals with a broad range of audit and industry experience, including risk management expertise, is responsible for independently assessing and validating key controls within our risk management framework.

We make extensive use of internal committees to govern risk taking and ensure that business activities are properly identified, assessed, monitored and managed. The Risk Management Committee ("RMC") and membership comprises our Chief Executive Officer, President, CFO, CRO and Global Treasurer. Our other risk related committees govern risk taking and ensure that business activities are properly managed for their area of oversight.

Risk Committees

- *Risk Management Committee (RMC)* - the principal committee that governs our risk taking activities. The RMC meets weekly to discuss our risk profile and discuss business or market trends and their potential impact on the business. The RMC approves our limits as a whole and across risk categories and business lines, reviews limit breaches, approves risk policies and stress testing methodologies and is supported by other Committees including:

  ◦ *Credit Risk Committee* - provides review and approval of counterparties and credit limits.

  ◦ *Model Governance Committee* - oversees all model risk matters throughout the model life cycle, from model identification and initiation, model development, model validation/approval and model risk control.

  ◦ *Stress Testing Committee* - provides review, approval and oversees implementation of our stress testing framework and methodologies.

- *Operating Committee* - brings together the managers of all control areas and the business line chief operating officers, whereby each department presents issues regarding current and proposed business. This committee provides the key forum for coordination and communication between the control managers entirely focused on our activities as a whole.

- *Asset / Liability Committee* - seeks to ensure effective management and control of the balance sheet in terms of risk profile, adequacy of capital and liquidity resources and funding profile and strategy. The committee is responsible for developing, implementing and enforcing our liquidity, funding and capital policies. This includes recommendations for capital and balance sheet size, as well as the allocation of capital to our businesses.

- *Independent Price Verification Committee* - establishes our valuation policies and procedures and is responsible for independently validating the fair value of our financial instruments. The committee, which comprises stakeholders represented by the CFO, Internal Audit, Risk Management and Controllers, meets monthly to assess and approve the results of our inventory price testing.

- *New Business Committee* - reviews new business, products and activities and extensions of existing businesses, products and activities that may introduce materially different or greater risks than those of a business' existing activities. The new business approval process is a key control over new business

activity. The objectives are to notify all relevant functions of the intention to introduce a new product, business or activity, to share information between functions and to ensure there is a thorough understanding of the proposal.

Risk Considerations

We apply a comprehensive framework of limits on a variety of key metrics to constrain the risk profile of our business activities. The size of the limits reflects our risk appetite for a certain activity under normal business conditions. Key metrics included in our risk management framework include inventory position and exposure limits on a gross and net basis, scenario analysis and stress tests, Value-at-Risk ("VaR"), sensitivities, exposure concentrations, aged inventory, Level 3 assets, counterparty exposure, leverage and cash capital.

Market Risk

Market risk is defined as the risk of loss due to fluctuations in the market value of financial assets and liabilities attributable to changes in market variables.

Our market risk principally arises from interest rate risk, from exposure to changes in the yield curve, the volatility of interest rates, and credit spreads, and from equity price risks from exposure to changes in prices and volatilities of individual equities, equity baskets and equity indices. In addition, commodity price risk results from exposure to the changes in prices and volatilities of individual commodities, commodity baskets and commodity indices, and foreign exchange risk results from changes in foreign currency rates.

Market risk is present in our capital markets business through market making, proprietary trading, underwriting and investing activities and is present in our asset management business through investments in separately managed accounts and direct investments in funds. Given our involvement in a broad set of financial products and markets, market risk exposures are diversified and economic hedges are established as appropriate.

Market risk is monitored and managed through a set of key risk metrics such as VaR, stress scenarios, risk sensitivities and position exposures. Limits are set on the key risk metrics to monitor and control the risk exposure ensuring that it is in line with our risk appetite. Our risk appetite, including the market risk limits, is periodically reviewed to reflect business strategy and market environment. Material risk changes, top/emerging risks and limit utilizations/breaches are highlighted through risk reporting and escalated as necessary.

Trading is principally managed through front office trader mandates, where each trader is provided a specific mandate in line with our product registry. Mandates set out the activities, currencies, countries and products that a desk is permitted to trade in and set the limits applicable to a desk. Traders are responsible for knowing their trading limits and trading in a manner consistent with their mandate.

VaR

VaR is a statistical estimate of the potential loss from adverse market movements over a specified time horizon within a specified probability (confidence level). It provides a common risk measure across financial instruments, markets and asset classes. We estimate VaR using a model that simulates revenue and loss distributions by applying historical market changes to the current portfolio. We calculate a one-day VaR using a one-year look-back period measured at a 95% confidence level.

As with all measures of VaR, our estimate has inherent limitations due to the assumption that historical changes in market conditions are representative of the future. Furthermore, the VaR model measures the risk of a current static position over a one-day horizon and might not capture the market risk over a longer time horizon where moves may be more extreme. Previous changes in market risk factors may not generate accurate predictions of future market movements. While we believe the assumptions and inputs in our risk model are reasonable, we could incur losses greater than the reported VaR. Consequently, this VaR estimate is only one of a number of tools we use in our daily risk management activities.

$ in millions	VaR at November 30, 2025	Daily Firmwide VaR		
		Daily VaR for 2025		
Risk Categories		Average	High	Low
Interest Rates and Credit Spreads	$ 4.52	$ 5.67	$ 9.31	$ 2.50
Equity Prices	7.83	9.27	13.93	5.73
Currency Rates	1.91	1.64	2.61	0.54
Commodity Prices	0.56	0.36	0.93	0.12
Diversification Effect (1)	(5.86)	(5.71)	N/A	N/A
Firmwide VaR (2)	$ 8.96	$ 11.23	$ 16.03	$ 7.60

$ in millions	VaR at November 30, 2024	Daily Firmwide VaR		
		Daily VaR for 2024		
Risk Categories		Average	High	Low
Interest Rates and Credit Spreads	$ 4.30	$ 5.69	$ 8.25	$ 2.58
Equity Prices	8.31	11.41	20.69	7.76
Currency Rates	0.84	0.67	2.82	0.24
Commodity Prices	0.41	0.44	1.38	0.15
Diversification Effect (1)	(2.19)	(5.08)	N/A	N/A
Firmwide VaR (2)	$ 11.67	$ 13.13	$ 18.70	$ 9.33

(1) The diversification effect is not applicable for the maximum and minimum VaR values as the firmwide VaR and the VaR values for the four risk categories might have occurred on different days during the period.

(2) The aggregated VaR presented here is less than the sum of the individual components (*i.e.*, interest rate risk, foreign exchange rate risk, equity risk and commodity price risk) due to the benefit of diversification among the four risk categories. Diversification benefit equals the difference between aggregated VaR and the sum of VaRs for the four risk categories and arises because the market risk categories are not perfectly correlated.

VaR for our capital markets trading activities, which excludes the impact on VaR for each component of market risk from our asset management activities, by interest rate and credit spreads, equity, currency and commodity products using the past 365 days of historical data:

$ in millions	VaR at November 30, 2025	Daily Capital Markets VaR		
		Daily VaR for 2025		
Risk Categories		Average	High	Low
Interest Rates and Credit Spreads	$ 4.46	$ 5.57	$ 9.10	$ 1.05
Equity Prices	4.37	4.29	6.95	2.85
Currency Rates	1.72	1.12	1.99	0.51
Commodity Prices	—	0.04	0.25	—
Diversification Effect (1)	(4.11)	(3.38)	N/A	N/A
Capital Markets VaR (2)	$ 6.44	$ 7.64	$ 14.01	$ 4.48

$ in millions	VaR at November 30, 2024	Daily Capital Markets VaR		
		Daily VaR for 2024		
Risk Categories		Average	High	Low
Interest Rates and Credit Spreads	$ 4.33	$ 5.66	$ 11.88	$ 0.98
Equity Prices	7.27	7.00	18.85	4.18
Currency Rates	0.52	0.45	0.90	0.11
Commodity Prices	—	0.01	0.03	—
Diversification Effect (1)	(5.69)	(4.59)	N/A	N/A
Capital Markets VaR (2)	$ 6.43	$ 8.53	$ 12.47	$ 5.52

(1) The diversification effect is not applicable for the maximum and minimum VaR values as the capital markets VaR and the VaR values for the four risk categories might have occurred on different days during the period.

(2) The aggregated VaR presented here is less than the sum of the individual components (*i.e.*, interest rate risk, foreign exchange rate risk, equity risk and commodity price risk) due to the benefit of diversification among the four risk categories. Diversification benefit equals the difference between aggregated VaR and the sum of VaRs for the four risk categories and arises because the market risk categories are not perfectly correlated.

Jefferies Financial Group Inc.

Our average daily firmwide VaR decreased to $11.23 million for 2025 from $13.13 million for 2024, driven by lower equity exposures, partially offset by an increase in exposures to movements in currency rates. The average daily capital markets VaR decreased to $7.64 million for 2025 from $8.53 million for 2024 driven by lower equity exposures, partially offset by an increase in exposures to movements in currency rates and a lower diversification effect.

The efficacy of the VaR model is tested by comparing our actual daily net revenues for those positions included in the calculation of VaR with the daily VaR estimate. This evaluation is performed at various levels, from the overall level down to specific business lines. For the VaR model, revenue is defined as principal transactions revenues, trading related commissions, revenue from securitization activities and net interest income. VaR backtesting methodologies differ for regulated entities with approved capital models.

For a 95% confidence one day VaR model (*i.e.*, no intra-day trading), assuming current changes in market value are consistent with the historical changes used in the calculation, losses would not be expected to exceed the VaR estimates more than twelve times on an annual basis (*i.e.*, once in every 20 days). During 2025, there were three days when the aggregate net trading loss exceeded the 95% one day VaR.

The chart below presents our daily firmwide VaR and capital markets VaR over the last four quarters. In the last quarter of 2025, the firmwide VaR decrease was driven by lower equity exposures, partially offset by an increase in exposures to movements in currency rates.



Daily Net Trading Revenue

There were 23 days with firmwide trading losses out of a total of 250 trading days in 2025. The histogram below presents the distribution of our actual daily net trading revenue for substantially all of our activities (in millions):



Other Risk Measures

The VaR model does not include certain positions that are best measured and monitored using sensitivity analysis. Risk Management has additional procedures in place to assure that the level of potential loss driven by those positions not in the VaR model arising from market movements are within acceptable levels. Such procedures include performing stress tests and profit and loss analysis. The table below presents the potential reduction in earnings associated with a 10% stress of the fair value of the positions that are not included in the VaR model at November 30, 2025:

$ in thousands	10% Sensitivity
Investment in funds and other (1)	$ 173,595
Private investments	64,693
Corporate debt securities in default	17,459
Trade claims	2,063

(1) Primarily includes investments in hedge funds, fund of funds and private equity funds classified within Level 3 of the fair value hierarchy and excluded from the fair value hierarchy based on net asset value.

The impact of changes in our own credit spreads on our structured notes for which the fair value option was elected is not included in VaR. The estimated credit spread risk sensitivity for each one basis point widening in our own credit spreads on financial liabilities for which the fair value option was elected was an increase in value of approximately $2.0 million at November 30, 2025, which is included in other comprehensive income.

Other Risk

We are also subject to interest rate risk on our long-term fixed interest rate debt. Generally, the fair market value of debt securities with a fixed interest rate will increase as interest rates fall, and the fair market value will decrease as interest rates rise. The following table represents principal cash flows by expected maturity dates and the related weighted-average interest rate on those maturities for our consolidated long-term debt obligations, inclusive of any related interest rate hedges. For the variable rate borrowings, the weighted-average interest rates are based on the rates in effect at the reporting date. Our market risk with respect to foreign currency exposure on our long-term debt is also presented in the table below. For additional information, refer to Note 17, Borrowings in our consolidated financial statements included in this Annual Report on Form 10-K.

	Expected Maturity Date (Fiscal Years)							
$ in thousands	2026	2027	2028	2029	2030	Thereafter	Total	Fair Value
Rate Sensitive Liabilities:								
Fixed Interest Rate Borrowings	$ 211,312	$ 656,405	$1,378,273	$ 370,957	$1,508,541	$5,442,407	$ 9,567,895	$ 9,710,721
Weighted-Average Interest Rate	5.26%	5.28%	5.16%	5.52%	4.61%	5.74%		
Variable Interest Rate Borrowings	$ 625,000	$ 725,000	$ —	$ 1,317	$ 2,236	$1,411,372	$ 2,764,925	$ 2,623,848
Weighted-Average Interest Rate	6.44%	6.71%	—%	4.97%	4.84%	5.82%		
Borrowings with Foreign Currency Exposure	$ 962,514	$ 633,859	$ 580,100	$ 584,037	$ 1,416	$1,153,471	$ 3,915,397	$ 3,788,401
Weighted-Average Interest Rate	3.95%	2.59%	3.37%	4.04%	2.50%	5.92%		

Stress Tests and Scenario Analysis

Stress tests are used to analyze the potential impact of specific events or extreme market moves on the current portfolio both firm-wide and within business segments. Stress testing is an important part of our risk management approach because it allows us to quantify our exposure to tail risks, highlight potential loss concentrations, undertake risk/reward analysis, set risk controls and overall assess and mitigate our risk.

We employ a range of stress scenarios, which comprise both historical market price and rate changes and hypothetical market environments, and generally involve simultaneous changes of many risk factors. Indicative market changes in the scenarios include, but are not limited to, a large widening of credit spreads, a substantial decline in equities markets, significant moves in selected emerging markets, large moves in interest rates and changes in the shape of the yield curve.

Unlike our VaR, which measures potential losses within a given confidence interval, stress scenarios do not have an associated implied probability. Rather, stress testing is used to estimate the potential loss from market moves that tend to be larger than those embedded in the VaR calculation. Stress testing complements VaR to cover for potential limitations of VaR such as the breakdown in correlations, non-linear risks, tail risk and extreme events and capturing market moves beyond the confidence levels assumed in the VaR calculations.

Stress testing is performed and reported at least weekly as part of our risk management process and on an ad hoc basis in response to market events or concerns. Current stress tests provide estimated revenue and loss of the current portfolio through a range of both historical and hypothetical events. The stress scenarios are reviewed and assessed at least annually so that they remain relevant and up to date with market developments. Additional hypothetical scenarios are also conducted on a sub-portfolio basis to assess the impact of any relevant idiosyncratic stress events as needed.

Counterparty Credit Risk

Credit risk is the risk of loss due to adverse changes in a counterparty's credit worthiness or its ability or willingness to meet its financial obligations in accordance with the terms and conditions of a financial contract.

We are exposed to credit risk as a trading counterparty to other broker-dealers and customers, as a counterparty to derivative contracts, as a direct lender and through extending loan commitments and providing securities-based lending and as a member of exchanges and clearing organizations. Credit exposure exists across a wide range of products, including cash and cash equivalents, loans, securities finance transactions and over-the-counter derivative contracts. The main sources of credit risk are:

- Loans and lending arising in connection with our investment banking and capital markets activities, which reflects our exposure at risk on a default event with no recovery of loans. Current exposure represents loans that have been drawn by the borrower and lending commitments that are outstanding. In addition, credit exposures on forward settling traded loans are included within our loans and lending exposures for consistency with the balance sheet categorization of these items. Loans and lending also arise in connection with our portion of a Secured Revolving Credit Facility that is with us and Massachusetts Mutual Life Insurance Company, to be funded equally, to support loan underwritings by Jefferies Finance. For further information on this facility, refer to Note 10, Investments in our consolidated financial statements included in this Annual Report on Form 10-K. In addition, we have loans outstanding to certain of our officers and employees (none of whom are executive officers or directors). For further information on these employee loans, refer to Note 23, Related Party Transactions in our consolidated financial statements included in this Annual Report on Form 10-K.

- Securities and margin financing transactions, which reflect our credit exposure arising from reverse repurchase agreements, repurchase agreements and securities lending agreements to the extent the fair value of the underlying collateral differs from the contractual agreement amount and from margin provided to customers.

- OTC derivatives, which are reported net by counterparty when a legal right of setoff exists under an enforceable master netting agreement. OTC derivative exposure is based on a contract at fair value, net of cash collateral received or posted under credit support agreements. In addition, credit exposures on forward settling trades are included within our derivative credit exposures.

- Cash and cash equivalents, which includes both interest-bearing and non-interest-bearing deposits at banks.

Credit is extended to counterparties in a controlled manner and in order to generate acceptable returns, whether such credit is granted directly or is incidental to a transaction. All extensions of credit are monitored and managed as a whole to limit exposure to loss related to credit risk. Credit risk is managed according to the Credit Risk Management Policy, which sets out the process for identifying counterparty credit risk, establishing counterparty limits, and managing and monitoring credit limits. The policy includes our approach for:

- Client on-boarding and approving counterparty credit limits;

- Negotiating, approving and monitoring credit terms in legal and master documentation;

- Determining the analytical standards and risk parameters for ongoing management and monitoring credit risk books;

- Actively managing daily exposure, exceptions and breaches; and

- Monitoring daily margin call activity and counterparty performance.

Counterparty credit exposure limits are granted within our credit ratings framework, as detailed in the Credit Risk Management Policy. The Credit Risk Department assesses counterparty credit risk and sets credit limits at the counterparty master agreement level. Limits must be approved by appropriate credit officers and initiated in our credit and trading systems before trading commences. All credit exposures are reviewed against approved limits on a daily basis.

Our Secured Revolving Credit Facility, which supports loan underwritings by Jefferies Finance, is governed under separate policies other than the Credit Risk Management Policy and is approved by our Board. The loans outstanding to certain of our officers and employees are extended pursuant to a review by our most senior management.

Current counterparty credit exposures at November 30, 2025 and 2024 are summarized in the tables below and provided by credit quality, region and industry. Credit exposures presented take netting and collateral into consideration by counterparty and master agreement. Collateral taken into consideration includes both collateral received as cash as well as collateral received in the form of securities or other arrangements. Current exposure is the loss that would be incurred on a particular set of positions in the event of default by the counterparty, assuming no recovery. Current exposure equals the fair value of the positions less collateral. Issuer risk is the credit risk arising from inventory positions (for example, corporate debt securities and secondary bank loans). Issuer risk is included in our country risk exposure within the following tables.

Counterparty Credit Exposure by Credit Rating

$ in millions	Loans and Lending At November 30, 2025	November 30, 2024	Securities and Margin Finance At November 30, 2025	November 30, 2024	OTC Derivatives At November 30, 2025	November 30, 2024	Total At November 30, 2025	November 30, 2024	Cash and Cash Equivalents At November 30, 2025	November 30, 2024	Total with Cash and Cash Equivalents At November 30, 2025	November 30, 2024
AAA Range	$ —	$ —	$ 10.7	$ 12.0	$ —	$ —	$ 10.7	$ 12.0	$ 10,140.1	$ 8,227.9	$ 10,150.8	$ 8,239.9
AA Range	91.1	80.0	218.8	190.3	270.5	5.6	580.4	275.9	156.8	63.8	737.2	339.7
A Range	24.5	0.2	1,081.5	1,145.1	173.6	415.0	1,279.6	1,560.3	3,514.5	3,691.8	4,794.1	5,252.1
BBB Range	263.7	253.5	166.7	31.2	20.2	40.0	450.6	324.7	232.5	169.4	683.1	494.1
BB or Lower	38.4	37.2	42.6	31.2	173.8	78.7	254.8	147.1	—	0.5	254.8	147.6
Unrated	279.5	322.6	—	—	9.9	5.3	289.4	327.9	—	—	289.4	327.9
Total	**$ 697.2**	**$ 693.5**	**$ 1,520.3**	**$ 1,409.8**	**$ 648.0**	**$ 544.6**	**$ 2,865.5**	**$ 2,647.9**	**$ 14,043.9**	**$ 12,153.4**	**$ 16,909.4**	**$ 14,801.3**

Counterparty Credit Exposure by Region

$ in millions	Loans and Lending At November 30, 2025	November 30, 2024	Securities and Margin Finance At November 30, 2025	November 30, 2024	OTC Derivatives At November 30, 2025	November 30, 2024	Total At November 30, 2025	November 30, 2024	Cash and Cash Equivalents At November 30, 2025	November 30, 2024	Total with Cash and Cash Equivalents At November 30, 2025	November 30, 2024
Asia-Pacific/Latin America/Other	$ 15.8	$ 15.8	$ 234.6	$ 130.4	$ 0.4	$ 0.2	$ 250.8	$ 146.4	$ 766.3	$ 520.3	$ 1,017.1	$ 666.7
Europe and the Middle East	1.7	0.2	426.5	523.2	88.4	88.7	516.6	612.1	71.3	70.8	587.9	682.9
North America	679.7	677.5	859.2	756.2	559.2	455.7	2,098.1	1,889.4	13,206.3	11,562.3	15,304.4	13,451.7
Total	**$ 697.2**	**$ 693.5**	**$ 1,520.3**	**$ 1,409.8**	**$ 648.0**	**$ 544.6**	**$ 2,865.5**	**$ 2,647.9**	**$ 14,043.9**	**$ 12,153.4**	**$ 16,909.4**	**$ 14,801.3**

Counterparty Credit Exposure by Industry

$ in millions	Loans and Lending At November 30, 2025	November 30, 2024	Securities and Margin Finance At November 30, 2025	November 30, 2024	OTC Derivatives At November 30, 2025	November 30, 2024	Total At November 30, 2025	November 30, 2024	Cash and Cash Equivalents At November 30, 2025	November 30, 2024	Total with Cash and Cash Equivalents At November 30, 2025	November 30, 2024
Asset Managers, Funds and Investment Advisors (1)(2)	$ 438.6	$ 362.7	$ 83.6	$ 38.9	$ —	$ 1.6	$ 522.2	$ 403.2	$ 10,140.1	$ 8,227.9	$ 10,662.3	$ 8,631.1
Banks, Broker-Dealers (2)	5.7	13.3	863.8	863.5	478.9	469.4	1,348.4	1,346.2	3,903.8	3,925.5	5,252.2	5,271.7
Corporates (2)	145.3	193.5	—	—	165.8	69.6	311.1	263.1	—	—	311.1	263.1
As Agent Banks (2)	—	—	529.9	474.8	—	—	529.9	474.8	—	—	529.9	474.8
Other (2)	107.6	124.0	43.0	32.6	3.3	4.0	153.9	160.6	—	—	153.9	160.6
Total	**$ 697.2**	**$ 693.5**	**$ 1,520.3**	**$ 1,409.8**	**$ 648.0**	**$ 544.6**	**$ 2,865.5**	**$ 2,647.9**	**$ 14,043.9**	**$ 12,153.4**	**$ 16,909.4**	**$ 14,801.3**

(1)　Includes a $250.0 million secured revolving credit facility to Jefferies Finance at November 30, 2025.

(2)　Prior period amounts have been revised to conform with the current period presentation.

Jefferies Financial Group Inc.

Country Risk Exposure

Country risk is the risk that events or developments that occur in the general environment of a country or countries due to economic, political, social, regulatory, legal or other factors, will affect the ability of obligors of the country to honor their obligations. We define the country of risk as the country of jurisdiction or domicile of the obligor and monitor country risk resulting from both trading positions and counterparty exposure, which may not include the offsetting benefit of any financial instruments utilized to manage market risk. The following tables reflect our top exposures at November 30, 2025 and 2024 to the sovereign governments, corporations and financial institutions in those non- U.S. countries in which we have net long issuer and counterparty exposure:

	November 30, 2025								
	Issuer Risk			Counterparty Risk				Issuer and Counterparty Risk	
$ in millions	Fair Value of Long Debt Securities	Fair Value of Short Debt Securities	Net Derivative Notional Exposure	Loans and Lending	Securities and Margin Finance	OTC Derivatives	Cash and Cash Equivalents	Excluding Cash and Cash Equivalents	Including Cash and Cash Equivalents
Canada	$ 175.2	$ (152.5)	$ 46.3	$ —	$ 56.9	$ 373.3	$ —	$ 499.2	$ 499.2
United Kingdom	1,391.5	(806.6)	(260.2)	0.9	44.6	84.1	7.8	454.3	462.1
Hong Kong	54.6	(41.0)	1.7	—	24.3	—	294.9	39.6	334.5
Australia	837.8	(611.8)	(87.4)	—	11.6	0.2	92.8	150.4	243.2
France	628.5	(405.8)	(131.4)	0.9	149.2	—	0.1	241.4	241.5
Japan	1,570.6	(1,929.7)	364.7	—	67.6	0.1	140.0	73.3	213.3
Spain	546.6	(341.8)	(76.3)	—	74.9	0.2	1.1	203.6	204.7
India	19.9	(17.8)	0.6	—	—	—	198.9	2.7	201.6
Sweden	250.9	(168.4)	52.7	—	—	—	10.5	135.2	145.7
Taiwan	1,119.2	(903.9)	(172.2)	—	101.5	—	—	144.6	144.6
Total	**$ 6,594.8**	**$ (5,379.3)**	**$ (261.5)**	**$ 1.8**	**$ 530.6**	**$ 457.9**	**$ 746.1**	**$ 1,944.3**	**$ 2,690.4**

	November 30, 2024								
	Issuer Risk			Counterparty Risk				Issuer and Counterparty Risk	
$ in millions	Fair Value of Long Debt Securities	Fair Value of Short Debt Securities	Net Derivative Notional Exposure	Loans and Lending	Securities and Margin Finance	OTC Derivatives	Cash and Cash Equivalents	Excluding Cash and Cash Equivalents	Including Cash and Cash Equivalents
Canada	$ 259.2	$ (280.1)	$ 109.7	$ —	$ 46.6	$ 360.1	$ 59.3	$ 495.5	$ 554.8
United Kingdom	1,332.5	(680.8)	(364.3)	0.1	95.8	76.5	37.9	459.8	497.7
France	592.2	(495.0)	7.7	0.1	184.9	1.6	—	291.5	291.5
Hong Kong	73.5	(36.5)	(6.0)	—	2.4	—	250.0	33.4	283.4
Spain	403.1	(263.6)	(6.0)	—	63.1	1.2	0.5	197.8	198.3
Netherlands	484.1	(450.4)	125.4	—	5.7	1.7	0.1	166.5	166.6
Japan	2,146.0	(2,093.5)	0.4	—	63.2	—	37.4	116.1	153.5
Australia	523.8	(426.8)	(16.8)	—	26.5	—	44.6	106.7	151.3
India	27.4	(29.7)	—	—	—	—	142.9	(2.3)	140.6
Italy	1,070.9	(569.3)	(402.9)	—	0.4	—	1.1	99.1	100.2
Total	**$ 6,912.7**	**$ (5,325.7)**	**$ (552.8)**	**$ 0.2**	**$ 488.6**	**$ 441.1**	**$ 573.8**	**$ 1,964.1**	**$ 2,537.9**

Operational Risk

Operational risk is the risk of financial or non-financial impact, resulting from inadequate or failed internal processes, people and systems or from external events. We interpret this definition as including not only financial loss or gain but also other negative impacts to our objectives such as reputational impact, legal/ regulatory impact and impact on our clients. Third-party risk is also included as a subset of operational risk and is defined as the potential threat presented to us, our employees or clients from our supply chain and other third parties used to perform a process, service or activity on our behalf.

Our Operational Risk framework includes governance as well as operational risk processes, comprises operational risk event capture and analysis, risk and control self-assessments, operational risk key indicators, action tracking, risk monitoring and reporting, deep dive risk assessments, new business approvals and vendor risk management. Each revenue producing and support department is responsible for the management and reporting of operational risks and the implementation of the Operational Risk Management Policy and processes within the department with regular operational risk training provided to our employees.

Operational risk events are mapped to risk categories used for the consistent classification of risk data to support root cause and trend analysis, which includes:

- Fraud and Theft
- Clients and Business Practices
- Market Conduct / Regulatory Compliance
- Business Disruption
- Technology
- Data Protection and Privacy
- Trading
- Transaction and Process Management
- People
- Cybersecurity
- Vendor Risk

Our Operational Risk Management Policy and operational risk management framework, infrastructure, methodology, processes, guidance and oversight of the operational risk processes are centralized and consistent firmwide and, additionally, subject to regional and legal entity operational risk governance, as required.

We also maintain a Third-Party ("Vendor") Risk Management Policy and Framework to ensure adequate control and monitoring over our critical third parties, which includes processes for conducting periodic reviews covering areas of risk including financial health, information security, privacy, business continuity management, disaster recovery and operational risk of our vendors.

Model Risk

Model risk refers to the risk of loss resulting from decisions that are based on the output of models, due to errors or weaknesses in the design and development, implementation or improper use of models. We use quantitative models primarily to value certain financial assets and liabilities and to monitor and manage our risk. Model risk is a function of the model materiality, frequency of use, complexity and uncertainty around inputs and assumptions used in a given model. Robust model risk management is a core part of our risk management approach and is overseen through our risk governance structure and risk management controls.

Legal and Compliance Risk

Legal and compliance risk includes the risk of noncompliance with applicable legal and regulatory requirements. We are subject to extensive regulation in the different jurisdictions in which we conduct our business. We have various procedures addressing issues such as regulatory capital requirements, sales and trading practices, use of and safekeeping of customer funds, credit granting, collection activities, anti-money laundering and record keeping. These risks also reflect the potential impact that changes in local and international laws and tax statutes have on the economics and viability of current or future transactions. In an effort to mitigate these risks, we continuously review new and pending regulations and legislation and participate in various industry interest groups. We also maintain an anonymous hotline for employees or others to report suspected inappropriate actions by us or by our employees or agents.

New Business Risk

New business risk refers to the risks of entering into a new line of business or offering a new product. By entering a new line of business or offering a new product, we may face risks that we are unaccustomed to dealing with and may increase the magnitude of the risks we currently face. The New Business Committee reviews proposals for new businesses and new products to determine if we are prepared to handle the additional or increased risks associated with entering into such activities.

Reputational Risk

We recognize that maintaining our reputation among clients, investors, regulators and the general public is an important aspect of minimizing legal and operational risks. Maintaining our reputation depends on a large number of factors, including the selection of our clients and the conduct of our business activities. We seek to maintain our reputation by screening potential clients and by conducting our business activities in accordance with high ethical standards. Our reputation and business activity can be affected by statements and actions of third parties, even false or misleading statements by them. We actively monitor public comment concerning us and are vigilant in seeking to assure accurate information and perception prevails.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Quantitative and qualitative disclosures about market risk are set forth under "Management's Discussion and Analysis of Financial Condition and Results of Operations —Risk Management" in Part II, Item 7 of this Form 10-K.

Item 8. Financial Statements and Supplementary Data

Index to Consolidated Financial Statements

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management evaluated our internal control over financial reporting as of November 30, 2025. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in *Internal Control — Integrated Framework (2013)*. As a result of this assessment and based on the criteria in this framework, management has concluded that, as of November 30, 2025, our internal control over financial reporting was effective.

Deloitte & Touche LLP, our independent registered public accounting firm, has audited and issued a report on our internal control over financial reporting, which appears on page 44.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Jefferies Financial Group, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial condition of Jefferies Financial Group Inc. and subsidiaries (the "Company") as of November 30, 2025 and 2024, the related consolidated statements of earnings, comprehensive income, changes in equity, and cash flows, for each of the three years in the period ended November 30, 2025, and the related notes and the schedules listed in the Index at Item 15(a)(2) (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of November 30, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended November 30, 2025, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of November 30, 2025, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated January 28, 2026, expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Valuation of financial assets and liabilities measured at fair value on a recurring basis that incorporate significant unobservable inputs or complex models/methodologies - Refer to Note 2 and Note 5 to the financial statements

Critical Audit Matter Description

The Company estimates fair value for certain financial assets and liabilities utilizing models and unobservable inputs. Unlike the fair value of other assets and liabilities which are readily observable and therefore more easily independently corroborated, these financial assets and liabilities are not actively traded or quoted prices are available but traded less frequently, and fair value is determined based on significant judgments such as models, inputs and valuation methodologies.

We identified the valuation of financial assets and liabilities measured at fair value on a recurring basis that incorporate significant unobservable inputs or complex models/methodologies as a critical audit matter because of the pricing inputs, complexity of models and/or methodologies used by management and third-party specialists to estimate fair value. The valuations involve a high degree of auditor judgment and an increased extent of effort, including the need to involve our fair value specialists who possess significant quantitative and modeling experience, to audit and evaluate the appropriateness of the models and inputs.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures for financial assets and liabilities that incorporate significant unobservable inputs or complex models/methodologies included the following procedures, among others:

- We tested the design and operating effectiveness of the Company's valuation controls, including the:
  - Independent price verification controls.
  - Pricing model controls which are designed to review a model's theoretical soundness and its appropriateness.
- With the assistance of our fair value specialists, we evaluated the reasonableness of management's valuation methodology and estimates by:
  - Developing independent valuation estimates and comparing such estimates to management's recorded values.

- ◦ Comparing management's assumptions and both observable and unobservable inputs to relevant audit evidence, including external sources, where available.

- We evaluated management's ability to estimate fair value by comparing management's valuation estimates to transactions or events occurring after the valuation date, when available.

/s/ Deloitte & Touche LLP

New York, New York

January 28, 2026

We have served as the Company's auditor since 2017.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Jefferies Financial Group, Inc.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Jefferies Financial Group Inc. and subsidiaries (the "Company") as of November 30, 2025, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of November 30, 2025, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended November 30, 2025, of the Company and our report dated January 28, 2026, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Deloitte & Touche LLP

New York, New York

January 28, 2026

Consolidated Statements of Financial Condition

		November 30,	
$ in thousands, except share and per share amounts		2025	2024
Assets			
Cash and cash equivalents	$	14,043,889	$ 12,153,414
Cash and securities segregated and on deposit for regulatory purposes or deposited with clearing and depository organizations (includes $120,414 of securities at fair value at November 30, 2024)		917,697	1,132,612
Financial instruments owned, at fair value (includes securities pledged of $17,419,373 and $18,441,751)		27,722,739	24,138,274
Investments in and loans to related parties		1,496,125	1,385,658
Securities borrowed		8,295,161	7,213,421
Securities purchased under agreements to resell		8,449,107	6,179,653
Securities received as collateral, at fair value		200,495	185,588
Receivables:			
Brokers, dealers and clearing organizations		4,310,143	2,666,591
Customers		3,439,921	2,494,717
Fees, interest and other		806,324	663,536
Premises and equipment		1,246,470	1,194,720
Goodwill		1,837,570	1,827,938
Assets held for sale		—	51,885
Other assets (includes assets pledged of $627,259 and $429,347)		3,246,706	3,072,302
Total assets	$	**76,012,347**	$ **64,360,309**
Liabilities and Equity			
Short-term borrowings	$	1,767,206	$ 443,160
Financial instruments sold, not yet purchased, at fair value		13,320,152	11,007,328
Securities loaned		2,540,759	2,540,861
Securities sold under agreements to repurchase		12,156,737	12,337,935
Other secured financings (includes $425,964 and $24,848 at fair value)		2,885,878	2,183,000
Obligation to return securities received as collateral, at fair value		200,495	185,588
Payables:			
Brokers, dealers and clearing organizations		6,955,100	3,686,367
Customers		5,216,714	4,073,975
Lease liabilities		594,097	635,306
Accrued expenses and other liabilities		3,836,709	3,510,831
Long-term debt (includes $3,734,843 and $2,351,346 at fair value)		15,895,891	13,530,565
Total liabilities		**65,369,738**	**54,134,916**
Mezzanine Equity			
Redeemable noncontrolling interests		406	406
Equity			
Series B preferred shares, par value of $1 per share, authorized 70,000 shares; 55,125 shares issued and outstanding		55	55
Common shares, par value $1 per share, authorized 565,000,000 shares; 206,296,167 and 205,504,272 shares issued and outstanding, after deducting 114,821,903 and 115,613,798 shares held in treasury		206,296	205,504
Non-voting common shares, par value $1 per share, authorized 35,000,000, shares; no shares issued and outstanding		—	—
Additional paid-in capital		2,177,954	2,104,199
Accumulated other comprehensive loss		(384,434)	(423,131)
Retained earnings		8,574,825	8,270,145
Total Jefferies Financial Group Inc. shareholders' equity		**10,574,696**	**10,156,772**
Noncontrolling interests		67,507	68,215
Total equity		**10,642,203**	**10,224,987**
Total liabilities and equity	$	**76,012,347**	$ **64,360,309**

See accompanying notes to consolidated financial statements.

Consolidated Statements of Earnings

$ in thousands, except per share amounts	Year Ended November 30,		
	2025	2024	2023
Revenues			
Investment banking	$ 3,799,290	$ 3,309,060	$ 2,169,366
Principal transactions	1,610,960	1,816,963	1,413,283
Commissions and other fees	1,322,753	1,085,349	905,665
Asset management fees and revenues	130,673	86,106	82,574
Interest	3,402,317	3,543,497	2,868,674
Other	557,684	674,094	1,837
Total revenues	**10,823,677**	**10,515,069**	**7,441,399**
Interest expense	3,479,926	3,480,266	2,740,982
Net revenues	**7,343,751**	**7,034,803**	**4,700,417**
Non-interest expenses			
Compensation and benefits	3,860,255	3,659,588	2,535,272
Brokerage and clearing fees	489,203	432,721	366,702
Underwriting costs	85,838	68,492	61,082
Technology and communications	598,187	546,655	477,028
Occupancy and equipment rental	126,414	118,611	106,051
Business development	335,683	283,459	177,541
Professional services	313,821	296,204	266,447
Depreciation and amortization	192,281	190,326	112,201
Cost of sales	190,934	206,283	29,435
Other expenses	280,146	226,918	214,389
Total non-interest expenses	**6,472,762**	**6,029,257**	**4,346,148**
Earnings from continuing operations before income taxes	870,989	1,005,546	354,269
Income tax expense	184,570	293,194	91,881
Net earnings from continuing operations	686,419	712,352	262,388
Net (losses) earnings from discontinued operations (including gain on disposal of $0, $3,493, $0), net of income tax (expense) benefit of $(4,374), $17,063, and $0	(4,374)	3,667	—
Net earnings	**682,045**	**716,019**	**262,388**
Net losses attributable to noncontrolling interests	(28,430)	(27,364)	(14,846)
Net losses attributable to redeemable noncontrolling interests	—	—	(454)
Preferred stock dividends	79,684	74,110	14,616
Net earnings attributable to common shareholders	$ **630,791**	$ **669,273**	$ **263,072**
Earnings per common share			
Basic from continuing operations	$ 2.95	$ 3.05	$ 1.12
Diluted from continuing operations	2.85	2.96	1.10
Basic	2.93	3.08	1.12
Diluted	2.83	2.99	1.10
Weighted-average common shares outstanding			
Basic	215,096	217,079	232,609
Diluted	222,746	223,650	236,620

See accompanying notes to consolidated financial statements.

Consolidated Statements of Comprehensive Income

		Year Ended November 30,	
$ in thousands	2025	2024	2023
Net earnings	$ 682,045	$ 716,019	$ 262,388
Other comprehensive income (loss), net of tax:			
Currency translation adjustments and other (1)	28,561	(11,300)	57,530
Changes in fair value related to instrument-specific credit risk (2)	5,976	(24,718)	(77,420)
Minimum pension liability adjustments (3)	3,550	6,243	2,467
Unrealized gains on available-for-sale securities	610	2,189	1,297
Total other comprehensive income (loss), net of tax (4)	**38,697**	**(27,586)**	**(16,126)**
Comprehensive income	720,742	688,433	246,262
Net losses attributable to noncontrolling interests	(28,430)	(27,364)	(14,846)
Net losses attributable to redeemable noncontrolling interests	—	—	(454)
Preferred stock dividends	79,684	74,110	14,616
Comprehensive income attributable to common shareholders	$ 669,488	$ 641,687	$ 246,946

(1) Includes income tax expense of $13.9 million, $1.6 million and $3.1 million for the years ended November 30, 2025, 2024 and 2023, respectively.

(2) Includes income tax expense of $7.9 million for the year ended November 30, 2025 and income tax benefit of $9.0 million and $29.0 million for the years ended November 30, 2024 and 2023, respectively.

(3) Includes income tax expense of $1.2 million and $2.2 million for the years ended November 30, 2025 and 2024, respectively.

(4) Includes unrealized losses of $2.2 million for the year ended November 30, 2024 related to currency translation adjustments attributable to noncontrolling interests.

See accompanying notes to consolidated financial statements.

Jefferies Financial Group Inc.

Consolidated Statements of Changes in Equity

$ in thousands, except share amounts

		Year Ended November 30,			
		2025		**2024**	**2023**
Preferred shares $1 par value					
Balance, beginning of period	$	55	$	42 $	—
Conversion of common shares to preferred shares		—		13	42
Balance, end of period	$	**55**	$	**55** $	**42**
Common shares $1 par value					
Balance, beginning of period	$	205,504	$	210,627 $	226,130
Purchase of common shares for treasury		(735)		(1,089)	(4,887)
Conversion of 125,000 preferred shares to common shares		—		—	4,654
Conversion of common shares to preferred shares		—		(6,562)	(21,000)
Other		1,527		2,528	5,730
Balance, end of period	$	**206,296**	$	**205,504** $	**210,627**
Additional paid-in capital					
Balance, beginning of period	$	2,104,199	$	2,044,859 $	1,967,781
Share-based compensation expense		88,227		63,119	45,360
Change in fair value of redeemable noncontrolling interests		—		—	(390)
Purchase of common shares for treasury		(57,780)		(43,223)	(164,515)
Conversion of 125,000 preferred shares to common shares		—		—	120,346
Dividend equivalents		31,666		19,016	24,140
Conversion of common shares to preferred shares		—		16,393	52,458
Change in equity interest related to consolidated subsidiaries		(3,200)		(2,631)	(6,307)
Other		14,842		6,666	5,986
Balance, end of period	$	**2,177,954**	$	**2,104,199** $	**2,044,859**
Accumulated other comprehensive loss, net of tax					
Balance, beginning of period	$	(423,131)	$	(395,545) $	(379,419)
Other comprehensive income (loss), net of tax		38,697		(27,586)	(16,126)
Balance, end of period	$	**(384,434)**	$	**(423,131)** $	**(395,545)**
Retained earnings					
Balance, beginning of period	$	8,270,145	$	7,849,844 $	8,418,354
Net earnings attributable to Jefferies Financial Group Inc.		710,475		743,383	275,670
Dividends - common shares ($1.60, $1.30, and $1.20 per share)		(361,696)		(290,086)	(290,135)
Dividends - preferred shares		(44,100)		(31,894)	(12,600)
Cumulative effect of change in accounting principle for current expected credit losses, net of tax		—		(644)	(14,813)
Distribution of Vitesse Energy, Inc.		—		—	(526,964)
Other		1		(458)	332
Balance, end of period	$	**8,574,825**	$	**8,270,145** $	**7,849,844**
Total Jefferies Financial Group Inc. shareholders' equity	$	**10,574,696**	$	**10,156,772** $	**9,709,827**
Noncontrolling interests					
Balance, beginning of period	$	68,215	$	92,308 $	62,633
Net losses attributable to noncontrolling interests		(28,430)		(27,364)	(14,846)
Contributions		18,209		10,039	78,247
Distributions		(14,034)		(13,407)	(31,433)
Other		23,547		6,639	(2,293)
Balance, end of period	$	**67,507**	$	**68,215** $	**92,308**
Total equity	$	**10,642,203**	$	**10,224,987** $	**9,802,135**

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

$ in thousands	Year Ended November 30,		
	2025	**2024**	**2023**
Cash flows from operating activities:			
Net earnings	$ 682,045	$ 716,019	$ 262,388
Adjustments to reconcile net earnings to net cash used in operating activities:			
Depreciation and amortization	201,906	197,850	113,473
Deferred income taxes	109,937	(4,131)	10,462
Share-based compensation	88,227	63,119	45,360
Net bad debt expense	24,426	52,451	67,009
(Income) losses on investments in and loans to related parties	(95,275)	(86,466)	192,197
Distributions received on investments in related parties	104,616	60,039	58,336
Gain on sale of subsidiaries and investments in related parties	—	(59,105)	—
Loss on assets held for sale	12,566	—	—
Other adjustments	492,481	264,680	(99,784)
Net change in assets and liabilities:			
Securities deposited with clearing and depository organizations	—	—	(110,198)
Receivables:			
Brokers, dealers and clearing organizations	(1,641,314)	(287,820)	(436,029)
Customers	(945,204)	(790,292)	(480,487)
Fees, interest and other	(151,506)	(69,280)	(103,870)
Securities borrowed	(1,079,449)	(23,601)	(1,307,125)
Financial instruments owned	(3,447,283)	(2,416,306)	(2,843,554)
Securities purchased under agreements to resell	(2,261,455)	(237,567)	(1,263,278)
Other assets	(359,330)	(339,141)	(551,926)
Payables:			
Brokers, dealers and clearing organizations	3,266,151	(48,889)	1,054,135
Customers	1,142,739	113,418	83,181
Securities loaned	(2,464)	702,646	431,423
Financial instruments sold, not yet purchased	2,302,187	(234,747)	(8,894)
Securities sold under agreements to repurchase	(188,543)	1,427,068	3,324,482
Lease liabilities	(65,791)	(65,417)	(52,129)
Accrued expenses and other liabilities	315,190	925,006	(318,798)
Net cash used in operating activities from continuing operations	**(1,495,143)**	**(140,466)**	**(1,933,626)**
Net cash (used in) provided by operating activities from discontinued operations	**(4,374)**	**(68,789)**	**—**
Cash flows from investing activities:			
Contributions to investments in and loans to related parties	(953,024)	(1,080,358)	(251,751)
Capital distributions from investments and repayments of loans from related parties	834,842	936,684	116,750
Originations and purchases of automobile loans, notes and other receivables	—	(89,540)	(441,583)
Principal collections of automobile loans, notes and other receivables	—	83,268	350,348
Net payments on premises and equipment	(207,467)	(250,584)	(1,155)
Proceeds from assets held for sale	26,843	—	—
Net cash acquired in business acquisitions	—	—	215,187
Proceeds from sales of subsidiary and investment in related parties, net of cash of operations sold	—	610,843	—
Net cash (used in) provided by investing activities from continuing operations	**(298,806)**	**210,313**	**(12,204)**

Consolidated Statements of Cash Flows

$ in thousands		Year Ended November 30,		
		2025	**2024**	**2023**
Cash flows from financing activities:				
Proceeds from short-term borrowings	$	10,360,275 $	6,219,084 $	5,413,000
Payments on short-term borrowings		(9,037,414)	(6,743,153)	(5,010,868)
Proceeds from issuance of long-term debt, net of issuance costs		6,043,025	5,952,286	2,209,672
Repayment of long-term debt		(4,059,438)	(2,427,653)	(1,282,369)
Proceeds from conversion of common to preferred shares		—	9,844	31,500
Purchase of common shares for treasury		(58,515)	(44,312)	(169,402)
Dividends paid to common and preferred shareholders		(374,130)	(302,964)	(278,595)
Net proceeds from other secured financings		702,959	877,962	89,073
Net change in bank overdrafts		(2,184)	(23,933)	52,054
Proceeds from contributions of noncontrolling interests		18,209	10,039	—
Payments on distributions to noncontrolling interests		(14,034)	(13,407)	—
Other		13,170	6,104	6,059
Net cash provided by financing activities from continuing operations		**3,591,923**	**3,519,897**	**1,060,124**
Net cash used in financing activities from discontinued operations		**—**	**(170,631)**	**—**
Effect of exchange rate changes on cash, cash equivalents, and restricted cash		**2,372**	**(2,246)**	**54,911**
Change in cash, cash equivalents, and restricted cash reclassified from (to) assets held for sale		—	(13,224)	(45,691)
Net increase (decrease) in cash, cash equivalents, and restricted cash		1,795,974	3,348,078	(830,795)
Cash, cash equivalents, and restricted cash at beginning of period		13,165,612	9,830,758	10,707,244
Cash, cash equivalents, and restricted cash at end of period	$	**14,961,586** $	**13,165,612** $	**9,830,758**
Supplemental disclosures of cash flow information:				
Cash paid during the period for:				
Interest	$	3,478,237 $	3,440,878 $	2,348,061
Income taxes, net (1)		291,970	257,503	159,359

(1)   Includes the purchase of tax credits in the aggregate of $163.6 million for the year ended November 30, 2025.

Noncash investing activities:

During the year ended November 30, 2025, we donated land with a fair market value of $5.7 million.

During the year ended November 30, 2025 and 2024, we had stock distributions of $0.4 million and $0.6 million, respectively, from our equity method investments.

During the year ended November 30, 2023, we had acquisition related activity attributable to Vitesse Oil, LLC of $30.6 million.

Noncash financing activities:

During the year ended November 30, 2023, we had capital distributions of $527.0 million and $31.4 million to our shareholders and noncontrolling interest holders, respectively, related to the spin-off of Vitesse Energy, Inc.

During the year ended November 30, 2023, preferred shares of $125.0 million were converted to common shares.

Cash, cash equivalents and restricted cash by category in our Consolidated Statements of Financial Condition:

$ in thousands		November 30,	
		2025	**2024**
Cash and cash equivalents	$	14,043,889 $	12,153,414
Cash on deposit for regulatory purposes with clearing and depository organizations		917,697	1,012,198
Total cash, cash equivalents and restricted cash	$	**14,961,586** $	**13,165,612**

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

Index

Note 1. Organization and Basis of Presentation

Organization

Jefferies Financial Group Inc. is a U.S.-headquartered global investment banking and capital markets firm. The accompanying Consolidated Financial Statements represent the accounts of Jefferies Financial Group Inc. and subsidiaries (together, the "Company," "we" or "us"). We, collectively with our consolidated subsidiaries and through our affiliates, deliver a broad range of financial services across investment banking, capital markets and asset management.

We operate in two reportable business segments: (1) Investment Banking and Capital Markets and (2) Asset Management. The Investment Banking and Capital Markets reportable business segment includes our capital markets activities and our investment banking business, which provides underwriting and financial advisory services to our clients. We operate in the Americas; Europe and the Middle East; and Asia-Pacific. Investment Banking and Capital Markets also includes our corporate lending joint venture ("Jefferies Finance LLC" or "Jefferies Finance"), our commercial real estate joint venture ("Berkadia Commercial Holding LLC" or "Berkadia") and historically our automobile lending and servicing activities (sold in April 2024). The Asset Management reportable business segment provides alternative investment management services to investors globally and generates investment income from capital invested in and managed by us or our affiliated asset managers, and includes certain remaining businesses and assets of our legacy merchant banking portfolio.

During the fourth quarter of 2023, we acquired Stratos Group International ("Stratos") and OpNet S.p.A. ("OpNet"), investments in our legacy merchant banking portfolio which became consolidated subsidiaries. In April 2024, we finalized the sale of Foursight Capital LLC ("Foursight"). In August 2024, OpNet sold substantially all of its wholesale operating assets to Wind Tre S.p.A., a subsidiary of CK Hutchison Group Telecom Holdings Ltd. Refer to Note 4, Business Acquisitions and Discontinued Operations for further information.

Basis of Presentation

The accompanying Consolidated Financial Statements have been prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP") for financial information.

We have made a number of estimates and assumptions relating to the reporting of assets and liabilities, the disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses during the reporting period to prepare these consolidated financial statements in conformity with U.S. GAAP. The most important of these estimates and assumptions relate to fair value measurements, compensation and benefits, goodwill and intangible assets and the accounting for income taxes. Although these and other estimates and assumptions are based on the best available information, actual results could be materially different from these estimates.

Certain prior period amounts in our Consolidated Financial Statements and respective notes have been reclassified to be consistent with the current period presentation. Such reclassifications had no impact on net earnings, total assets, total liabilities, or stockholders' equity.

Consolidation

Our policy is to consolidate all entities that we control by ownership of a majority of the outstanding voting stock. In addition, we consolidate entities that meet the definition of a variable interest entity ("VIE") for which we are the primary beneficiary. The primary beneficiary is the party who has the power to direct the activities of a VIE that most significantly impact the entity's economic performance and who has an obligation to absorb losses of the entity or a right to receive benefits from the entity that could potentially be significant to the entity. For consolidated entities that are less than wholly-owned, the third-party's holding of equity interest is presented as Noncontrolling interests in our Consolidated Statements of Financial Condition and Consolidated Statements of Changes in Equity. The portion of net earnings attributable to the noncontrolling interests is presented as Net earnings (losses) attributable to noncontrolling interests in our Consolidated Statements of Earnings.

In situations in which we have significant influence, but not control, of an entity that does not qualify as a VIE, we apply either the equity method of accounting or fair value accounting pursuant to the fair value option election under U.S. GAAP, with our portion of net earnings or gains and losses recorded in Other revenues or Principal transactions revenues, respectively. We also have formed nonconsolidated investment vehicles with third-party investors that are typically organized as partnerships or limited liability companies and are carried at fair value. We act as general partner or managing member for these investment vehicles and have generally provided the third-party investors with termination or "kick-out" rights.

Intercompany accounts and transactions are eliminated in consolidation.

Note 2. Summary of Significant Accounting Policies

Revenue Recognition Policies

Commissions and Other Fees. All customer securities transactions are reported in our Consolidated Statements of Financial Condition on a settlement date basis with related income reported on a trade-date basis. We permit institutional customers to allocate a portion of their gross commissions to pay for research products and other services provided by third parties. The amounts allocated for those purposes are commonly referred to as soft dollar arrangements. These arrangements are accounted for on an accrual basis and, as we are acting as an agent in these arrangements, netted against commission revenues. In addition, we earn asset-based fees associated with the management and supervision of assets, account services and administration related to customer accounts. We also earn commissions on execution services provided to customers in facilitating prime brokerage services.

Principal Transactions. Financial instruments owned and Financial instruments sold, not yet purchased are carried at fair value with gains and losses reflected in Principal transactions revenues, except for derivatives accounted for as hedges (refer to "Hedge Accounting" section herein and Note 6, Derivative Financial Instruments). Fees received on loans carried at fair value are also recorded in Principal transactions revenues.

Investment Banking. Advisory fees from mergers and acquisitions engagements are recognized at a point in time when the related transaction is completed. Advisory retainer fees from restructuring engagements are recognized over time using a time elapsed measure of progress. Expenses associated with investment banking advisory engagements are deferred only to the extent they are explicitly reimbursable by the client and the related revenue is recognized at a point in time. All other investment banking advisory related expenses, including expenses incurred related to restructuring advisory engagements, are expensed as incurred. All investment banking advisory expenses are recognized within their respective expense category on the Consolidated Statements of Earnings and any expenses reimbursed by clients are recognized as Investment banking revenues.

Underwriting and placement agent revenues are recognized at a point in time on trade-date. Costs associated with underwriting activities are deferred until the related revenue is recognized or the engagement is otherwise concluded and are recorded on a gross basis within Underwriting costs.

Asset Management Fees and Revenues. Asset management fees and revenues consist of asset management fees, as well as revenues from strategic affiliates pursuant to arrangements, which entitle us to portions of the revenues and/or profits of the affiliated managers and perpetual rights to certain defined revenues for a given revenue share period. Revenue from strategic affiliates pursuant to such arrangements is recognized at the end of the defined revenue or profit share period when the revenues have been realized and all contingencies have been resolved.

Management and administrative fees are generally recognized over the period that the related service is provided. Performance fee revenue is generally recognized only at the end of the performance period to the extent that the benchmark return has been met.

Interest Revenue and Expense. We recognize contractual interest on Financial instruments owned and Financial instruments sold, not yet purchased, on an accrual basis as a component of interest revenue and expense. Interest flows on derivative trading transactions and dividends are included as part of the fair valuation of these contracts and recognized in Principal transactions revenues rather than as a component of interest revenue or expense. We account for our short- and long-term borrowings at amortized cost, except for those for which we have elected the fair value option, with related interest recorded on an accrual basis as Interest expense. Discounts/premiums arising on our long-term debt are accreted/amortized to Interest expense using the effective yield method over the remaining lives of the underlying debt obligations. We recognize interest revenue related to our securities borrowed and securities purchased under agreements to resell activities and interest expense related to our securities loaned and securities sold under agreements to repurchase activities on an accrual basis. In addition, we recognize interest income as earned on brokerage customer margin balances and interest expense as incurred on credit balances.

Other Revenues. Other revenues include revenue from the sale of real estate and revenues from providing internet connection and broadband services. Revenues from the sales of real estate are recognized at a point in time when the related transaction is complete. If performance obligations under the contract with a customer related to a parcel of real estate are not yet complete when title transfers to the buyer, revenue associated with the incomplete performance obligations is deferred until the performance obligation is completed. Revenues from internet connection services are recognized based on volume based pricing and revenue from activating broadband services are

recognized on a straight-line basis over a two year period. Fees related to selling and licensing information and data to clients is recognized ratably over the related contract service period.

Cash Equivalents

Cash equivalents include highly liquid investments, including money market funds and certificates of deposit, not held for resale with original maturities of three months or less.

Cash and Securities Segregated and on Deposit for Regulatory Purposes or Deposited with Clearing and Depository Organizations

In accordance with Rule 15c3-3 of the Securities Exchange Act of 1934, Jefferies LLC as a broker-dealer carrying client accounts, is subject to requirements related to maintaining cash or qualified securities in a segregated reserve account for the exclusive benefit of its clients. Certain other entities are also obligated by rules mandated by their primary regulators to segregate or set aside cash or equivalent securities to satisfy regulations, promulgated to protect customer assets. In addition, certain exchange and/or clearing organizations require cash and/or securities to be deposited by us to conduct day-to-day activities. Amounts may also include cash and cash equivalents that are restricted for other business purposes.

Financial Instruments and Fair Value

Financial instruments owned and Financial instruments sold, not yet purchased are recorded at fair value, either as required by accounting pronouncements or through the fair value option election. These instruments primarily represent our trading activities and include both cash and derivative products. Our derivative products are acquired or originated for trading purposes and are included within operating activities on our Consolidated Statements of Cash Flows. Gains and losses are recognized in Principal transactions revenues. The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (the exit price).

In determining fair value, we maximize the use of observable inputs and minimize the use of unobservable inputs by requiring that observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability based on market data obtained from independent sources. Unobservable inputs reflect our assumptions that market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. We apply a hierarchy to categorize our fair value measurements broken down into three levels based on the transparency of inputs as follows:

Level 1: Quoted prices are available in active markets for identical assets or liabilities at the reported date. Valuation adjustments and block discounts are not applied to Level 1 instruments.

Level 2: Pricing inputs other than quoted prices in active markets, which are either directly or indirectly observable at the reported date. The nature of these financial instruments include cash instruments for which quoted prices are available but traded less frequently, derivative instruments for which fair values have been derived using model inputs that are directly observable in the market, or can be derived principally from, or corroborated by, observable market data, and financial instruments that are fair valued by reference to other similar financial instruments, the parameters of which can be directly observed.

Level 3: Instruments that have little to no pricing observability at the reported date. These financial instruments are measured using management's best estimate of fair value, where the inputs into the determination of fair value require significant management judgment or estimation.

Certain financial instruments have bid and ask prices that can be observed in the marketplace. For financial instruments whose inputs are based on bid-ask prices, the financial instrument is valued at the point within the bid-ask range that meets our best estimate of fair value. We use prices and inputs that are current at the measurement date. For financial instruments that do not have readily determinable fair values using quoted market prices, the determination of fair value is based on the best available information, taking into account the types of financial instruments, current financial information, restrictions (if any) on dispositions, fair values of underlying financial instruments and quotations for similar instruments.

The valuation of financial instruments may include the use of valuation models and other techniques. Adjustments to valuations derived from valuation models are permitted based on management's judgment, which takes into consideration the features of the financial instrument such as its complexity, the market in which the financial instrument is traded and underlying risk uncertainties about market conditions. Adjustments from the price derived from a valuation model reflect management's judgment that other participants in the market for the financial instrument being measured at fair value would also consider in valuing that same financial instrument. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment.

The availability of observable inputs can vary and is affected by a wide variety of factors, including, for example, the type of financial instrument and market conditions. As the observability of prices and inputs may change for a financial instrument from period to period, this condition may cause a transfer of an instrument among the fair value hierarchy levels. The degree of judgment exercised in determining fair value is greatest for instruments categorized within Level 3.

Securities Borrowed and Securities Loaned

Securities borrowed and securities loaned are carried at the amounts of cash collateral advanced and received in connection with the transactions and accounted for as collateralized financing transactions. In connection with both trading and brokerage activities, we borrow securities to cover short sales and to complete transactions in which customers have failed to deliver securities by the required settlement date and lend securities to other brokers and dealers for similar purposes. When we borrow securities, we generally provide cash to the lender as collateral, which is reflected in our Consolidated Statements of Financial Condition as Securities borrowed. We earn interest revenues on this cash collateral. Similarly, when we lend securities to another party, that party provides cash to us as collateral, which is reflected in our Consolidated Statements of Financial Condition as Securities loaned. We pay interest expense on the cash collateral received from the party borrowing the securities. The initial collateral advanced or received approximates or is greater than the fair value of the securities borrowed or loaned. We monitor the fair value of the securities borrowed and loaned on a daily basis and request additional collateral or return excess collateral, as appropriate. In instances where the Company receives securities as collateral in connection with securities-for-securities transactions in the which the Company is the lender of securities and is permitted to sell or repledge the securities received as collateral, the Company reports the fair value of the collateral received and the related obligation to return the collateral in the Company's Consolidated Statements of Financial Condition.

Securities Purchased Under Agreements to Resell and Securities Sold Under Agreements to Repurchase

Securities purchased under agreements to resell and Securities sold under agreements to repurchase (collectively "repos") are accounted for as collateralized financing transactions and are recorded at their contracted resale or repurchase amount plus accrued interest. We earn and incur interest over the term of the repo, which is reflected in Interest revenue and Interest expense on an accrual basis. Repos are presented in our Consolidated Statements of Financial Condition on a net-basis by counterparty, where permitted by U.S. GAAP. We monitor the fair value of the underlying securities daily versus the related receivable or payable balances. Should the fair value of the underlying securities decline or increase, additional collateral is requested or excess collateral is returned, as appropriate.

Offsetting of Derivative Financial Instruments and Securities Financing Agreements

To manage our exposure to credit risk associated with our derivative activities and securities financing transactions, we may enter into International Swaps and Derivative Association, Inc. ("ISDA") master netting agreements, master securities lending agreements, master repurchase agreements or similar agreements and collateral arrangements with counterparties. A master agreement creates a single contract under which all transactions between two counterparties are executed allowing for trade aggregation and a single net payment obligation. Master agreements provide protection in bankruptcy in certain circumstances and, where legally enforceable, enable receivables and payables with the same counterparty to be settled or otherwise eliminated by applying amounts due against all or a portion of an amount due from the counterparty or a third-party. Under our ISDA master netting agreements, we typically also execute credit support annexes, which provide for collateral, either in the form of cash or securities, to be posted by or paid to a counterparty based on the fair value of the derivative receivable or payable based on the rates and parameters established in the credit support annex.

In the event of the counterparty's default, provisions of the master agreement permit acceleration and termination of all outstanding transactions covered by the agreement such that a single amount is owed by, or to, the non-defaulting party. In addition, any collateral posted can be applied to the net obligations, with any excess returned; and the collateralized party has a right to liquidate the collateral. Any residual claim after netting is treated along with other unsecured claims in bankruptcy court.

The conditions supporting the legal right of offset may vary from one legal jurisdiction to another and the enforceability of master netting agreements and bankruptcy laws in certain countries or in certain industries is not free from doubt. The right of offset is dependent both on contract law under the governing arrangement and consistency with the bankruptcy laws of the jurisdiction where the counterparty is located. Industry legal opinions with respect to the enforceability of certain standard provisions in respective jurisdictions are relied upon as a part of managing credit risk. In cases where we have not determined an agreement to be enforceable, the related amounts are not offset. Master netting agreements are a critical component of our risk management processes as part of reducing counterparty credit risk and managing liquidity risk.

We are also a party to clearing agreements with various central clearing parties. Under these arrangements, the central clearing counterparty facilitates settlement between counterparties based on the net payable owed or receivable due and, with respect to daily settlement, cash is generally only required to be deposited to the extent of the net amount. In the event of default, a net termination amount is determined based on the market values of all outstanding positions and the clearing organization or clearing member provides for the liquidation and settlement of the net termination amount among all counterparties to the open contracts or transactions.

Securitization Activities

We engage in securitization activities related to corporate loans, consumer loans, mortgage loans and mortgage-backed and other asset-backed securities. Transfers of financial assets to secured funding vehicles are accounted for as sales when we have relinquished control over the transferred assets. The gain or loss on sale of such financial assets depends, in part, on the previous carrying amount of the assets involved in the transfer allocated between the assets sold and the retained interests, if any, based upon their respective fair values at the date of sale. We may retain interests in the securitized financial assets as one or more tranches of the securitization. These retained interests are included in Financial instruments owned, at fair value. Any changes in the fair value of such retained interests are recognized in Principal transactions revenues.

When a transfer of assets does not meet the criteria of a sale, we account for the transfer as a secured borrowing and continue to recognize the assets of a secured borrowing in Financial instruments owned and recognize the associated financing in Other secured financings.

Investments in and Loans to Related Parties

Investments in and loans to related parties include investments in operating entities in which we exercise significant influence and investments in limited partnerships or certain limited liability companies where our interest is more than minor. Investments in and loans to related parties also includes loans made to these investees as well as loans to private equity and other entities considered to be integral to our asset management activities.

Investments in and loans to related parties are accounted for using the equity method or at cost, as appropriate, and reviewed for impairment when changes in circumstances may indicate a decrease in value which is other than temporary. Revenues on Investments in and loans to related parties are included in Other revenues. Refer to Note 10, Investments, and Note 23, Related Party Transactions for additional information regarding certain of these investments.

Credit Losses

Financial assets measured at amortized cost are presented at the net amount expected to be collected and the measurement of credit losses and any expected increases in expected credit losses are recognized in earnings. The estimate of expected credit losses involves judgment and is based on an assessment over the life of the financial instrument taking into consideration current market conditions and reasonable and supportable forecasts of expected future economic conditions.

Goodwill and Intangible Assets

Goodwill. Goodwill represents the excess acquisition cost over the fair value of net tangible and intangible assets acquired. Goodwill is not amortized and is subject to annual impairment testing on August 1 for our Investment Banking, Fixed Income, Equities and Asset Management reporting units, on November 30 for other identified reporting units or between annual tests if an event or change in circumstance occurs that would more likely than not reduce the fair value of a reporting unit below its carrying value. The goodwill impairment test is performed at the reporting unit level by comparing the estimated fair value of a reporting unit with its respective carrying value, including goodwill and allocated intangible assets. If the fair value is less than the carrying value, then an impairment loss is recognized for the amount by which the carrying value of the reporting unit exceeds the reporting unit's fair value.

When assessing goodwill for impairment, first, a qualitative assessment can be made to determine whether it is more likely than not that the estimated fair value of a reporting unit is less than its carrying value. If the results of the qualitative assessment are not conclusive, a quantitative goodwill test is performed. If the estimated fair value exceeds the carrying value, goodwill at the reporting unit level is not impaired. Alternatively, a quantitative goodwill test can be performed without performing a qualitative assessment.

The fair value of a reporting unit is based on widely accepted valuation techniques that we believe market participants would use, although the valuation process requires significant judgment and often involves the use of significant estimates and assumptions. The methodologies we utilize in estimating the fair value of reporting units include market valuation methods that incorporate price-to-earnings and price-to-book multiples of comparable exchange-traded companies and multiples of merger and acquisitions of similar businesses and/or projected cash flows. The estimates and assumptions used in determining fair value could have a significant effect on whether or not an impairment charge is recorded and the magnitude of such a charge. Adverse market or economic events could result in impairment charges in future periods.

Intangible Assets. Intangible assets deemed to have finite lives are amortized on a straight-line basis over their estimated useful lives, where the useful life is the period over which the asset is expected to contribute directly, or indirectly, to our future cash flows. Intangible assets are reviewed for impairment on an interim basis when certain events or circumstances exist. For intangible assets deemed to be impaired, an impairment loss is recognized for the amount by which the intangible asset's carrying value exceeds its fair value. At least annually, the remaining useful life is evaluated.

An intangible asset with an indefinite useful life is not amortized but assessed for impairment annually, or more frequently, when events or changes in circumstances occur indicating that it is more likely than not that the indefinite-lived asset is impaired. Impairment exists when the carrying amount exceeds its fair value. In testing for impairment, we have the option to first perform a qualitative assessment to determine whether it is more likely than not that an impairment exists. If it is determined that it is not more likely than not that an impairment exists, a quantitative impairment test is not necessary. If we conclude otherwise, we are required to perform a quantitative impairment test.

Intangible assets are included in Other assets. Our annual indefinite-lived intangible asset impairment testing date is August 1. To the extent an impairment loss is recognized, the loss establishes the new cost basis of the asset that is amortized over the remaining useful life of that asset, if any. Subsequent reversal of impairment losses is not permitted.

Premises and Equipment

Premises and equipment consist of leasehold improvements, furniture, fixtures, computer and communications equipment, capitalized software (externally purchased and developed for internal use) and owned aircraft. Furniture, fixtures, computer and communications equipment, capitalized software are depreciated using the straight-line method over the estimated useful lives of the related assets (generally three to ten years). Leasehold improvements are amortized using the straight-line method over the term of the related leases or the estimated useful lives of the assets, whichever is shorter. The carrying values of internally developed software ready for its intended use are depreciated over the remaining useful life of each capitalized software.

At November 30, 2025 and 2024, premises and equipment (not including right-of-use assets) amounted to $1.63 billion and $1.51 billion, respectively. Accumulated depreciation and amortization was $907.2 million and $816.1 million at November 30, 2025 and 2024, respectively.

Depreciation and amortization expense amounted to $192.3 million, $190.3 million and $112.2 million for the years ended November 30, 2025, 2024 and 2023, respectively.

Leases

For leases with an original term longer than one year, lease liabilities are initially recognized on the lease commencement date based on the present value of the future minimum lease payments over the lease term, including non-lease components such as fixed common area maintenance costs and other fixed costs for generally all leases. A corresponding right-of-use ("ROU") asset is initially recognized equal to the lease liability adjusted for any lease prepayments, initial direct costs and lease incentives. The ROU assets are included within Premises and equipment on our Consolidated Statements of Financial Condition and are amortized over the lease term with the resulting amortization expense included in Occupancy and equipment rental in our Statements of Consolidated Earnings and Other adjustments in our Consolidated Statements of Cash Flows.

The discount rates used in determining the present value of leases represent our collateralized borrowing rate considering each lease's term and currency of payment. The lease term includes options to extend or terminate the lease when it is reasonably certain that we will exercise that option. Certain leases have renewal options that can be exercised at the discretion of the Company. Lease expense is generally recognized on a straight-line basis over the lease term and included in Occupancy and equipment rental expense.

Real Estate and Costs of Sales

We have a consolidated entity that engages in real estate activities.

Real estate is classified within Other assets and includes all expenditures incurred in connection with the acquisition, development and construction of properties. Interest, payroll related to construction, property taxes and other professional fees attributable to land and property construction are capitalized and added to the cost of those properties when active development begins and ends when the property development is fully completed and ready for its intended use. During the years ended November 30, 2025, 2024 and 2023, capitalized interest of $23.3 million, $14.2 million and $12.9 million, respectively, was allocated among real estate projects that are currently under development.

Cost of goods sold is recognized within Non-interest expenses.

Impairment of Long-Lived Assets

We evaluate our long-lived assets for impairment whenever events or changes in circumstances indicate, in management's judgment, that the carrying value of such assets may not be recoverable. When testing for impairment, we group our long-lived assets with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities (or asset group). The determination of whether an asset group is recoverable is based on management's estimate of undiscounted future cash flows directly attributable to the asset group as compared to its carrying value. If the carrying amount of the asset group is greater than the undiscounted cash flows, an impairment loss would be recognized for the amount by which the carrying amount of the asset group exceeds its estimated fair value.

Assets Held for Sale

We classify assets and related liabilities as held for sale when: (i) management has committed to a plan to sell the assets, (ii) the net assets are available for immediate sale, (iii) there is an active program to locate a buyer and (iv) the sale and transfer of the net assets is probable within one year. Assets and liabilities held for sale generally are presented separately on our Consolidated Statements of Financial Condition with a valuation allowance, if necessary, to recognize the net carrying amount at the lower of cost or fair value, less costs to sell. Depreciation of property, plant and equipment and amortization of finite-lived intangible assets and right-of-use assets are not recorded while these assets are classified as held for sale. For each period that assets are classified as being held for sale, they are tested for recoverability. Refer to Note 4. Business Acquisitions and Discontinued Operations for additional information.

Share-based Compensation

Share-based awards are measured based on the fair value of the award and recognized over the required service or vesting period. Certain executive and employee share-based awards contain market, performance and/or service conditions. Market conditions are incorporated into the grant-date fair value using a Monte Carlo valuation model. Compensation expense for awards with market conditions is recognized over the service period and is not reversed if the market condition is not met. Awards with performance conditions are amortized over the service period if it is determined that it is probable that the performance condition will be achieved. The fair value of options is estimated at the date of grant using the Black-Scholes option pricing model. We account for forfeitures as they occur, which results in dividends and dividend equivalents originally charged against retained earnings for forfeited shares to be reclassified to compensation expense in the period in which the forfeiture occurs.

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and for tax loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. The realization of deferred tax assets is assessed and a valuation allowance is recorded to the extent that it is more likely than not that any portion of the deferred tax asset will not be realized on the basis of its projected tax return results.

We record uncertain tax positions using a two-step process: (i) we determine whether it is more likely than not that each tax position will be sustained on the basis of the technical merits of the position; and (ii) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority.

We use the portfolio approach relating to the release of stranded tax effects recorded in accumulated other comprehensive income (loss).

Earnings per Common Share

Basic earnings per share is calculated using the two-class method and is computed by dividing net earnings available to common shareholders by the weighted average number of common shares outstanding and certain other shares committed to be, but not yet issued. Net earnings available to common shareholders represent net earnings to common shareholders reduced by the allocation of earnings to participating securities. Losses are not allocated to participating securities. Common shares outstanding and certain other shares committed to be, but not yet issued, include restricted stock and restricted stock units ("RSUs") for which no future service is required.

Diluted earnings per share is calculated using the two-class method using the treasury stock or if-converted method, with the more dilutive amount being reported. Diluted earnings per share is computed by taking the sum of net earnings available to common shareholders, dividends on preferred shares and dividends on dilutive mandatorily redeemable convertible preferred shares, divided by the weighted average number of common shares outstanding and certain other shares committed to be, but not yet issued, plus all dilutive common stock equivalents outstanding during the period.

Preferred shares and unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and, therefore, are included in the earnings allocation in computing earnings per share under the two-class method of earnings per share. Restricted stock and RSUs granted as part of share-based compensation contain nonforfeitable rights to dividends and dividend equivalents, respectively, and therefore, prior to the requisite service being rendered for the right to retain the award, restricted stock and RSUs meet the definition of a participating security. RSUs granted under the senior executive compensation plan are not considered participating securities as the rights to dividend equivalents are forfeitable.

Legal Reserves

In the normal course of business, we have been named, from time to time, as a defendant in legal and regulatory proceedings. We are also involved, from time to time, in other exams, investigations and similar reviews (both formal and informal) by governmental and self-regulatory agencies regarding our businesses, certain of which may result in judgments, settlements, fines, penalties or other injunctions.

We recognize a liability for a contingency in Accrued expenses and other liabilities when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. If the reasonable estimate of a probable loss is a range, we accrue the most likely amount of such loss, and if such amount is not determinable, then we accrue the minimum in the range as the loss accrual. The determination of the outcome and loss estimates requires significant judgment on the part of management. We believe that any other matters for which we have determined a loss to be probable and reasonably estimable are not material to our consolidated financial statements.

In many instances, it is not possible to determine whether any loss is probable or even possible or to estimate the amount of any loss or the size of any range of loss. We believe that, in the aggregate, the pending legal actions or regulatory proceedings and any other exams, investigations or similar reviews (both formal and informal) should not have a material adverse effect on our consolidated results of operations, cash flows or financial condition. In addition, we believe that any amount of potential loss or range of potential loss in excess of what has been provided in our consolidated financial statements that could be reasonably estimated is not material.

Hedge Accounting

Hedge accounting is applied using interest rate swaps designated as fair value hedges of changes in the benchmark interest rate of fixed rate senior long-term debt. The interest rate swaps are included as derivative contracts in Financial instruments owned and Financial instruments sold, not yet purchased. We use regression analysis to perform ongoing prospective and retrospective assessments of the effectiveness of these hedging relationships. A hedging relationship is deemed effective if the change in fair value of the interest rate swap and the change in the fair value of the long-term debt due to changes in the benchmark interest rate offset within a range of 80% - 125%. The impact of valuation adjustments related to our own credit spreads and counterparty credit spreads are included in the assessment of effectiveness.

For qualifying fair value hedges of benchmark interest rates, the change in the fair value of the derivative and the change in fair value of the long-term debt provide offset of one another and, together with any resulting ineffectiveness, are recorded in Interest expense.

We seek to reduce the impact of fluctuations in foreign exchange rates on our net investments in certain non-U.S. operations through the use of foreign exchange contracts. The foreign exchange contracts are included as derivative contracts in Financial instruments owned and Financial instruments sold, not yet purchased. For foreign exchange contracts designated as hedges, the effectiveness of the hedge is assessed based on the overall changes in the fair value of the forward contracts (*i.e.*, based on changes in forward rates). For qualifying net investment hedges, all gains or losses on the hedging

instruments are included in Currency translation adjustments and other in our Consolidated Statements of Comprehensive Income.

Foreign Currency Translation

Assets and liabilities of foreign subsidiaries having non-U.S. dollar functional currencies are translated at exchange rates at the end of a period. Revenues and expenses are translated at average exchange rates during the period. The gains or losses resulting from translating foreign currency financial statements into U.S. dollars, net of hedging gains or losses and taxes, if any, are included in Other comprehensive income. Gains or losses resulting from foreign currency transactions are included in Principal transactions revenues.

Note 3. Accounting Developments

Accounting Standards to be Adopted in Future Periods

Income Taxes. In December 2023, the FASB issued ASU No. 2023-09 ("ASU 2023-09"), Improvements to Income Tax Disclosures. The guidance is intended to improve income tax disclosure requirements by requiring (i) consistent categories and greater disaggregation of information in the rate reconciliation and (ii) the disaggregation of income taxes paid by jurisdiction. The guidance makes several other changes to the income tax disclosure requirements. The amendments in ASU 2023-09 are effective for fiscal years beginning after December 15, 2024, with early adoption permitted, and are required to be applied prospectively with the option of retrospective application. We are evaluating the impact of the standard on our income tax disclosures.

Expenses. In November 2024, the FASB issued ASU No. 2024-03 ("ASU 2024-03"), Disaggregation of Income Statement Expenses. The guidance primarily will require enhanced disclosures about certain types of expenses. The amendments in ASU 2024-03 are effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027 and may be applied either on a prospective or retrospective basis. We are evaluating the impact of the standard on our disclosures.

Credit Losses. In July 2025, the FASB issued ASU No. 2025-05 ("ASU 2025-05"), Financial Instruments–Credit Losses. The guidance provides an optional practical expedient when applying the guidance related to the estimation of expected credit losses for current accounts receivable and current contract assets resulting from transactions arising from contracts with customers. The amendments in ASU 2025-05 are effective for fiscal years beginning after December 15, 2025, and interim reporting periods, with early adoption permitted. We are evaluating the impact of the standard on our financial statements.

Internal-Use Software. In September 2025, the FASB issued ASU No. 2025-06 ("ASU 2025-06"), Intangibles–Goodwill and Other–Internal-Use Software. The guidance modernizes and clarifies the threshold for when an entity is required to start capitalizing software costs and is based on when (i) management has authorized and committed to funding the software project and (ii) it is probable that the project will be completed and the software will be used to perform the function intended. The amendments in ASU 2025-06 are effective for fiscal years beginning after December 15, 2027, and interim reporting periods, with early adoption permitted. We are evaluating the impact of the standard on our financial statements.

Derivatives and Hedging and Revenue from Contracts with Customers. In September 2025, the FASB issued ASU No. 2025-07 ("ASU 2025-07"), Derivatives and Hedging (Topic 815) and Revenue from Contracts with Customers (Topic 606). The guidance refines the scope of Topic 815 to clarify which contracts are subject to derivative accounting. The guidance also provides clarification under Topic 606 for share-based payments from a customer in a revenue contract. The amendments in ASU 2025-07 are effective for fiscal years beginning after December 15, 2026, and interim reporting periods, with early adoption permitted. We are evaluating the impact of the standard on our financial statements.

Adopted Accounting Standards

Segment Reporting. In November 2023, the Financial Accounting Standards Board ("FASB") issued ASU No. 2023-07 ("ASU 2023-07"), Improvements to Reportable Segment Disclosures. The guidance primarily requires enhanced disclosures about significant segment expenses. We adopted the guidance beginning with our year ended November 30, 2025, which impacted our disclosures only. Refer to Note 22, Segment Reporting for additional information.

Note 4. Business Acquisitions and Discontinued Operations

OpNet

We historically owned 47.4% of the common shares and 50.0% of the voting rights of OpNet, a fixed wireless broadband service provider in Italy, and various classes of convertible preferred stock issued by OpNet (the "preferred shares"). On November 30, 2023, we provided notice of our intent to convert certain classes of our preferred shares into common shares and, as a result, we obtained control of OpNet. Upon conversion on May 7, 2024, our ownership increased to 57.5% of the common shares and our voting rights increased to 72.5% of the aggregate voting rights of OpNet.

Upon obtaining control of OpNet on November 30, 2023, the assets and liabilities of OpNet have been included in our consolidated financial statements under the acquisition method of accounting. The initial consolidation of OpNet was accounted for under the acquisition method of accounting and we remeasured our previously existing interests at fair value and recognized a gain of $115.8 million, representing the excess of the fair value of our previously existing interests over the carrying value of our investment of $201.6 million.

The fair value of the previously existing interests was measured based on an estimate of what could be recognized in a sale transaction for wholesale net operating assets operating assets of OpNet. The remaining identifiable assets and assumed liabilities of OpNet represented the assets and liabilities of Tessellis S.p.A. ("Tessellis"), a telecommunications company publicly listed on the Italian stock exchange. An enterprise value for Tessellis was estimated based on its market capitalization at November 30, 2023.

In February 2024, OpNet agreed to sell substantially all of its wholesale operating assets to Wind Tre S.p.A., a subsidiary of CK Hutchison Group Telecom Holdings Ltd. The sale closed in August 2024 and we received net cash proceeds of $322.8 million and recognized a pre-tax gain on sale of $3.5 million. The sale of OpNet's operating assets did not include our interest in Tessellis. For the year ended November 30, 2024, the activities of OpNet's wholesale operations have been classified as discontinued operations and OpNet's results are presented in Net losses from discontinued operations, net of income tax benefit.

During 2024, Tessellis executed various acquisitions and, as a result, recognized assets and liabilities of $27.9 million and $20.2 million, respectively, on the acquisition dates. Total assets primarily relate to goodwill, property and equipment, intangible assets, and short-term trade receivables. Total liabilities primarily relate to financial debt assumed and trade payables. The primary acquisition executed during 2024 was the acquisition of a 97.2% ownership interest in Go Internet S.p.A. ("Go Internet") for a total consideration of €4.2 million. During the second quarter of 2025, purchase price allocation adjustments were finalized.

Stratos

We historically held a 49.9% voting interest in Stratos. In March 2023, certain noteholders of Global Brokerage Inc. ("GLBR") filed an involuntary bankruptcy petition against GLBR and its subsidiary, Global Brokerage Holdings LLC ("Holdings"), which holds a 50.1% voting equity interest in Stratos. On September 14, 2023, we completed a foreclosure on the collateral that GLBR had pledged to secure its obligations under a credit facility, which consisted of GLBR's equity interest in Stratos. As a result of the foreclosure, we own 100% of the outstanding interests of Stratos; and Stratos has become a consolidated subsidiary.

In connection with the acquisition of the additional 50.1% interests in Stratos, we extinguished our senior secured term loan to Stratos of $39.2 million and recognized a gain of $5.6 million, which is reflected in Principal transactions revenues. Upon the acquisition, we remeasured our previously existing 49.9% interest at fair value and recognized a loss of $4.7 million, in Other revenues, representing the excess of the carrying value of the 49.9% interest of our $47.9 million equity method investment over its fair value at the date of acquisition. The fair value of the previously existing equity interest was measured using an income approach based on estimates of future expected cash flows applying a risk-adjusted discount rate of 24.5%. Critical estimates to derive future expected cash flows includes the use of projected revenues and expenses, applicable tax rates and depreciation factors with the risk-adjusted discount rate based upon an estimated weighted average cost of capital for the acquired business.

No consideration, other than the nonmonetary exchange of our senior secured term loan, was transferred in connection with the foreclosure, which resulted in us obtaining 100% ownership of the outstanding interests of Stratos. In applying acquisition accounting, we estimated the overall enterprise fair value of Stratos consistent with the methodology utilized to fair value our previously existing 49.9% equity interest. The enterprise fair value was allocated based on the fair values of the acquired assets and assumed liabilities resulting in a gain of $0.9 million and goodwill of $5.5 million.

The results of Stratos' operations have been included in our Consolidated Statements of Earnings from the date of acquisition on September 14, 2023.

Foursight

During the second quarter of 2024, we closed the sale of Foursight and recognized a gain on sale of $24.2 million, which is included within Other revenues.

Note 5. Fair Value Disclosures

	November 30, 2025 (1)				
$ in thousands	Level 1	Level 2	Level 3	Counterparty and Cash Collateral Netting (2)	Total
Assets:					
Financial instruments owned:					
Corporate equity securities	$ 7,664,824	$ 249,847	$ 218,853	$ —	$ 8,133,524
Corporate debt securities	—	5,367,201	37,578	—	5,404,779
Collateralized debt obligations and collateralized loan obligations	—	645,798	40,187	—	685,985
U.S. government and federal agency securities	2,342,718	106,633	—	—	2,449,351
Municipal securities	—	563,994	—	—	563,994
Sovereign obligations	860,832	815,722	—	—	1,676,554
Residential mortgage-backed securities	—	1,827,092	6,663	—	1,833,755
Commercial mortgage-backed securities	—	10,458	348	—	10,806
Other asset-backed securities	—	909,474	133,001	—	1,042,475
Loans and other receivables	—	2,111,517	127,720	—	2,239,237
Derivatives	72	5,519,463	10,311	(3,705,764)	1,824,082
Investments at fair value	—	13,567	163,107	—	176,674
Total financial instruments owned, excluding Investments at fair value based on NAV	**$ 10,868,446**	**$ 18,140,766**	**$ 737,768**	**$ (3,705,764)**	**$ 26,041,216**
Securities received as collateral	$ 200,495	$ —	$ —	$ —	$ 200,495
Liabilities:					
Financial instruments sold, not yet purchased:					
Corporate equity securities	$ 5,571,534	$ 47,631	$ 155	$ —	$ 5,619,320
Corporate debt securities	—	2,761,794	3,720	—	2,765,514
Collateralized debt obligations and collateralized loan obligations	—	627	—	—	627
U.S. government and federal agency securities	1,913,403	4	—	—	1,913,407
Sovereign obligations	796,564	540,555	—	—	1,337,119
Loans	—	184,391	9,757	—	194,148
Derivatives	24	5,429,227	45,953	(3,985,187)	1,490,017
Total financial instruments sold, not yet purchased	**$ 8,281,525**	**$ 8,964,229**	**$ 59,585**	**$ (3,985,187)**	**$ 13,320,152**
Other secured financings	$ —	$ 412,510	$ 13,454	$ —	$ 425,964
Obligation to return securities received as collateral	200,495	—	—	—	200,495
Long-term debt	—	2,671,485	1,063,358	—	3,734,843

(1) Excludes investments at fair value based on net asset value (“NAV”) of $1.68 billion at November 30, 2025 by level within the fair value hierarchy.

(2) Represents counterparty and cash collateral netting across the levels of the fair value hierarchy for positions with the same counterparty.

$ in thousands	Level 1	Level 2	Level 3	Counterparty and Cash Collateral Netting (2)	Total
November 30, 2024 (1)					
Assets:					
Financial instruments owned:					
Corporate equity securities	$ 5,238,058	$ 302,051	$ 239,364	$ —	$ 5,779,473
Corporate debt securities	—	5,310,815	24,931	—	5,335,746
Collateralized debt obligations and collateralized loan obligations	—	1,029,662	63,976	—	1,093,638
U.S. government and federal agency securities	3,583,139	160,227	—	—	3,743,366
Municipal securities	—	320,507	—	—	320,507
Sovereign obligations	749,912	630,681	172	—	1,380,765
Residential mortgage-backed securities	—	2,348,862	7,714	—	2,356,576
Commercial mortgage-backed securities	—	146,752	477	—	147,229
Other asset-backed securities	—	110,687	103,214	—	213,901
Loans and other receivables	—	1,706,152	152,586	—	1,858,738
Derivatives	146	3,181,454	3,926	(2,667,751)	517,775
Investments at fair value	—	6	137,865	—	137,871
Total financial instruments owned, excluding Investments at fair value based on NAV	$ 9,571,255	$ 15,247,856	$ 734,225	$ (2,667,751)	$ 22,885,585
Securities segregated and on deposit for regulatory purposes or deposited with clearing and depository organizations	$ 120,414	$ —	$ —	$ —	$ 120,414
Securities received as collateral	185,588	—	—	—	185,588
Liabilities:					
Financial instruments sold, not yet purchased:					
Corporate equity securities	$ 3,013,877	$ 73,240	$ 208	$ —	$ 3,087,325
Corporate debt securities	—	3,105,010	165	—	3,105,175
U.S. government and federal agency securities	2,904,379	26	—	—	2,904,405
Sovereign obligations	667,647	422,124	—	—	1,089,771
Commercial mortgage-backed securities	—	—	1,153	—	1,153
Loans	—	92,321	16,864	—	109,185
Derivatives	13	3,477,802	26,212	(2,793,713)	710,314
Total financial instruments sold, not yet purchased	$ 6,585,916	$ 7,170,523	$ 44,602	$ (2,793,713)	$ 11,007,328
Other secured financings	$ —	$ 9,964	$ 14,884	$ —	$ 24,848
Obligation to return securities received as collateral	185,588	—	—	—	185,588
Long-term debt	—	1,529,443	821,903	—	2,351,346

(1) Excludes investments at fair value based on NAV of $1.25 billion at November 30, 2024 by level within the fair value hierarchy.

(2) Represents counterparty and cash collateral netting across the levels of the fair value hierarchy for positions with the same counterparty.

The following is a description of the valuation basis, including valuation techniques and inputs, used in measuring our financial assets and liabilities that are accounted for at fair value on a recurring basis:

Cash and securities segregated and on deposit for regulatory purposes or deposited with clearing and depository organizations

Segregated U.S. Treasury securities are measured based on quoted market prices obtained from external pricing services and categorized within Level 1 of the fair value hierarchy.

Corporate Equity Securities

• Exchange-Traded Equity Securities: Exchange-traded equity securities are measured based on quoted closing exchange prices, which are generally obtained from external pricing services, and are categorized within Level 1 of the fair value hierarchy. Otherwise, they are categorized within Level 2 of the fair value hierarchy to the extent these securities are actively traded and valuation adjustments are not applied..

• Non-Exchange-Traded Equity Securities: Non-exchange-traded equity securities are measured, where available, using broker quotations, pricing data from external pricing services and prices observed from recently executed market transactions and are categorized within Level 2 of the fair value hierarchy. Where such information is not available, non-exchange-traded equity securities are categorized within Level 3 of the fair value hierarchy and measured using valuation techniques involving quoted prices of or market data for comparable companies, similar company ratios and multiples (*e.g.*, price/Earnings before interest, taxes, depreciation and amortization ("EBITDA"), price/book value), discounted cash flow analyses and transaction prices observed from subsequent financing or capital issuance by the company. When using pricing data of comparable companies, judgment must be applied to adjust the pricing data to account for differences between the measured security and the comparable security (*e.g.*, issuer market capitalization, yield, dividend rate, geographical concentration).

- Equity Warrants: Non-exchange-traded equity warrants are measured primarily from observed prices on recently executed market transactions and broker quotations and are categorized within Level 2 of the fair value hierarchy. Where such information is not available, non-exchange-traded equity warrants are generally categorized within Level 3 of the fair value hierarchy and can be measured using third-party valuation services or the Black-Scholes model with key inputs impacting the valuation including the underlying security price, implied volatility, dividend yield, interest rate curve, strike price and maturity date.

Corporate Debt Securities

- Investment Grade Corporate Bonds: Investment grade corporate bonds are measured primarily using pricing data from external pricing services and broker quotations, where available, prices observed from recently executed market transactions and bond spreads. Investment grade corporate bonds measured using these valuation methods are categorized within Level 2 of the fair value hierarchy. If broker quotes, pricing data or spread data is not available, alternative valuation techniques may be used. Investment grade corporate bonds measured using alternative valuation techniques are categorized within Level 2 or Level 3 of the fair value hierarchy.

- High Yield Corporate and Convertible Bonds: A significant portion of our high yield corporate and convertible bonds are categorized within Level 2 of the fair value hierarchy and are measured primarily using pricing data from external pricing services and broker quotations, where available, and prices observed from recently executed market transactions of institutional size. Where pricing data is less observable, valuations are categorized within Level 3 of the fair value hierarchy and are based on pending transactions involving the issuer or comparable issuers, prices implied from an issuer's subsequent financing or recapitalization, models incorporating financial ratios and projected cash flows of the issuer and market prices for comparable issuers.

Collateralized Debt Obligations and Collateralized Loan Obligations

Collateralized debt obligations ("CDOs") and collateralized loan obligations ("CLOs") are measured based on prices observed from recently executed market transactions of the same or similar security or based on valuations received from third-party brokers or data providers and are categorized within Level 2 or Level 3 of the fair value hierarchy depending on the observability and significance of the pricing inputs. Valuation that is based on recently executed market transactions of similar securities incorporates additional review and analysis of pricing inputs and comparability criteria, including, but not limited to, collateral type, tranche type, rating, origination year, prepayment rates, default rates and loss severity.

U.S. Government and Federal Agency Securities

- U.S. Treasury Securities: U.S. Treasury securities are measured based on quoted market prices obtained from external pricing services and categorized within Level 1 of the fair value hierarchy.

- U.S. Agency Debt Securities: Callable and non-callable U.S. agency debt securities are measured primarily based on quoted market prices obtained from external pricing services and are generally categorized within Level 1 or Level 2 of the fair value hierarchy.

Municipal Securities

Municipal securities are measured based on quoted prices obtained from external pricing services, where available, or recently executed independent transactions of comparable size and are generally categorized within Level 2 of the fair value hierarchy.

Sovereign Obligations

Sovereign government obligations are measured based on quoted market prices obtained from external pricing services, where available, or recently executed independent transactions of comparable size. Sovereign government obligations, with consideration given to the country of issuance, are generally categorized within Level 1 or Level 2 of the fair value hierarchy.

Residential Mortgage-Backed Securities

- Agency Residential Mortgage-Backed Securities ("RMBS"): Agency RMBS include mortgage pass-through securities (fixed and adjustable rate), collateralized mortgage obligations and principal-only and interest-only (including inverse interest-only) securities. Agency RMBS are generally measured using recent transactions, pricing data from external pricing services or expected future cash flow techniques that incorporate prepayment models and other prepayment assumptions to amortize the underlying mortgage loan collateral and are categorized within Level 2 or Level 3 of the fair value hierarchy. We use prices observed from recently executed transactions to develop market-clearing spread and yield assumptions. Valuation inputs with regard to the underlying collateral incorporate factors such as weighted average coupon, loan-to-value, credit scores, geographic location, maximum and average loan size, originator, servicer and weighted average loan age.

- Non-Agency RMBS: The fair value of non-agency RMBS is determined primarily using pricing data from external pricing services, where available, and discounted cash flow methodologies and securities are categorized within Level 2 or Level 3 of the fair value hierarchy based on the observability and significance of the pricing inputs used. Performance attributes of the underlying mortgage loans are evaluated to estimate pricing inputs, such as prepayment rates, default rates and the severity of credit losses. Attributes of the underlying mortgage loans that affect the pricing inputs include, but are not limited to, weighted average coupon; average and maximum loan size; loan-to-value; credit scores; documentation type; geographic location; weighted average loan age; originator; servicer; historical prepayment, default and loss severity experience of the mortgage loan pool; and delinquency rate. Yield curves used in the discounted cash flow models are based on observed market prices for comparable securities and published interest rate data to estimate market yields. In addition, broker quotes, where available, are also referenced to compare prices.

Commercial Mortgage-Backed Securities

- Agency Commercial Mortgage-Backed Securities ("CMBS"): Government National Mortgage Association ("Ginnie Mae") project loan bonds are measured using recent transactions, pricing data from external pricing services or discount cash flow methodologies with inputs corroborated from and benchmarked to observed prices of recent securitization transactions of similar securities with adjustments incorporating an evaluation of various factors, including prepayment speeds, default rates and cash flow structures. Federal National Mortgage Association ("Fannie Mae") Delegated Underwriting and Servicing ("DUS") mortgage-backed securities are generally measured by using prices observed from recently executed market transactions to estimate market-clearing spread levels for purposes of estimating fair value. Ginnie Mae project loan bonds and Fannie Mae DUS mortgage-backed securities are categorized within Level 2 of the fair value hierarchy.

- Non-Agency CMBS: Non-agency CMBS are measured using pricing data obtained from external pricing services, prices observed from recently executed market transactions or based on expected cash flow models that incorporate underlying loan collateral characteristics and performance. Non-Agency CMBS are categorized within Level 2 or Level 3 of the fair value hierarchy depending on the observability of the underlying inputs.

Other Asset-Backed Securities

Other asset-backed securities ("ABS") include, but are not limited to, securities backed by auto loans, credit card receivables, student loans and other consumer loans and are categorized within Level 2 or Level 3 of the fair value hierarchy. Valuations are primarily determined using pricing data obtained from external pricing services, broker quotes and prices observed from recently executed market transactions. In addition, recent transaction data from comparable deals is deployed to develop market clearing yields and cumulative loss assumptions. The cumulative loss assumptions are based on the analysis of the underlying collateral and comparisons to earlier deals with similar collateral to gauge the relative performance of the deal.

Loans and Other Receivables

- Corporate Loans: Corporate loans categorized within Level 2 of the fair value hierarchy are measured based on market consensus pricing service quotations. Where available, market price quotations from external pricing services are reviewed to ensure they are supported by transaction data. Corporate loans categorized within Level 3 of the fair value hierarchy are measured based on price quotations that are considered to be less observable. Price quotations are derived using market prices for debt securities of the same creditor and estimates of future cash flows. Future cash flows use assumptions regarding creditor default and recovery rates, credit rating, effective yield and consideration of the issuer's capital structure.

- Participation Certificates in Agency Residential Loans: Valuations of participation certificates in agency residential loans are based on observed market prices of recently executed purchases and sales of similar loans and data provider pricing. The loan participation certificates are categorized within Level 2 of the fair value hierarchy given the observability and volume of recently executed transactions and availability of data provider pricing.

- Project Loans and Participation Certificates in Ginnie Mae Project and Construction Loans: Valuations of participation certificates in Ginnie Mae project and construction loans are based on inputs corroborated from and benchmarked to observed prices of recent securitizations with similar underlying loan collateral to derive an implied spread. Securitization prices are adjusted to estimate the fair value of the loans to account for the arbitrage that is realized at the time of securitization. The measurements are categorized within Level 2 of the fair value hierarchy given the observability and volume of recently executed transactions.

- Consumer Loans and Funding Facilities: Consumer and small business whole loans and related funding facilities are valued based on observed market transactions and incorporating valuation inputs including, but not limited to, delinquency and default rates, prepayment rates, borrower characteristics, loan risk grades and loan age. These assets are categorized within Level 2 or Level 3 of the fair value hierarchy.

- Escrow and Claim Receivables: Escrow and claim receivables are categorized within Level 2 of the fair value hierarchy where fair value is based on recent observations in the same receivable. Escrow and claim receivables are categorized within Level 3 of the fair value hierarchy where fair value is estimated based on reference to market prices and implied yields of debt securities of the same or similar issuers.

Derivatives

- Listed Derivative Contracts: Listed derivative contracts that are actively traded are measured based on quoted exchange prices, broker quotes or vanilla option valuation models, such as Black-Scholes, using observable valuation inputs from the principal market or consensus pricing services. Exchange quotes and/or valuation inputs are generally obtained from external vendors and pricing services. Broker quotes are validated that they are tradeable. Listed derivative contracts that use exchange close prices are generally categorized within Level 1 of the fair value hierarchy. All other listed derivative contracts are generally categorized within Level 2 of the fair value hierarchy.

- Over-the-Counter ("OTC") Derivative Contracts: OTC derivative contracts are generally valued using models, whose inputs reflect assumptions that we believe market participants would use in valuing the derivative in a current transaction. Where available, valuation inputs are calibrated from observable market data. For many OTC derivative contracts, the valuation models do not involve material subjectivity as the methodologies do not entail significant judgment and the inputs to valuation models do not involve a high degree of subjectivity as the valuation model inputs are readily observable or can be derived from actively quoted markets. OTC derivative contracts are primarily categorized within Level 2 of the fair value hierarchy given the observability and significance of the inputs to the valuation models. Where significant inputs to the valuation are unobservable, derivative instruments are categorized within Level 3 of the fair value hierarchy.

OTC options include OTC equity, foreign exchange, interest rate and commodity options measured using various valuation models, such as Black-Scholes, with key inputs including the underlying security price, foreign exchange spot rate, commodity price, implied volatility, dividend yield, interest rate curve, strike price and maturity date. Discounted cash flow models are utilized to measure certain OTC derivative contracts including the valuations of our interest rate swaps, which incorporate observable inputs related to interest rate curves, valuations of our foreign exchange forwards and swaps, which incorporate observable inputs related to foreign currency spot rates and forward curves and valuations of our commodity swaps and forwards, which incorporate observable inputs related to commodity spot prices and forward curves. Credit default swaps include both index and single-name credit default swaps. Where available, external data is used in measuring index credit default swaps and single-name credit default swaps. For commodity and equity total return swaps, market prices are generally observable for the underlying asset and used as the basis for measuring the fair value of the derivative contracts. Total return swaps executed on other underlyings are measured based on valuations received from external pricing services.

Securities Received as Collateral / Obligations to Return Securities Received as Collateral

In connection with securities-for-securities transactions in which we are the lender of securities and are permitted to sell or repledge the securities received as collateral, we report the fair value of the collateral received and the related obligation to return the collateral. Valuation is based on the price of the underlying security and is categorized within the corresponding leveling guidance above. These financial instruments are typically categorized within Level 1 of the fair value hierarchy.

Other Secured Financings

Other secured financings that are accounted for at fair value are classified within Level 2 or Level 3 of the fair value hierarchy. Fair value is based on estimates of future cash flows incorporating assumptions regarding recovery rates.

Long-term Debt

Long-term debt includes structured notes where valuation is linked to the performance of a specific index, a specific equity security or various interest rate-related features, such as embedded options (caps, floors, and collars), callable or puttable provisions, step-up or step-down coupon structures, and floating-rate components tied to benchmark indices (e.g., SOFR, EURIBOR). The various valuation models incorporate our own credit spread, market price quotations from external pricing sources referencing the appropriate interest rate curves, volatilities and other inputs as well as prices for transactions in a given note during the period. Long-term debt notes are generally categorized within Level 2 of the fair value hierarchy where market trades have been observed during the period, otherwise the notes are categorized within Level 3.

Investments at Fair Value

Investments at fair value includes investments in hedge funds, private equity funds, credit funds, real estate funds and other funds, which are measured at the NAV of the funds, provided by the fund managers and are excluded from the fair value hierarchy. Investments at fair value also include direct equity investments in private companies, which are measured at fair value using valuation techniques involving quoted prices of or market data for comparable companies, similar company ratios and multiples (*e.g.*, price/EBITDA, price/book value), discounted cash flow analyses and transaction prices observed for subsequent financing or capital issuance by the company. Direct equity investments in private companies are categorized within Level 2 or Level 3 of the fair value hierarchy.

Information about our investments in entities that have the characteristics of an investment company:

$ in thousands	Fair Value (1)	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
November 30, 2025				
Hedge Funds (2)	$ 888,880	$ —	Quarterly (42%) Monthly (41%) N/R (17%)	45 - 90 days 45 - 60 days N/R
Private Equity Funds (3)	66,476	26,828	N/R (100%)	N/R
Credit Funds (4)	490,321	23,847	Quarterly (56%) Monthly (2%) N/R (42%)	90 days 30 days N/R
Real Estate and Other Funds (5)	235,846	114,872	Quarterly (19%) N/R (81%)	90 days N/R
Total	**$1,681,523**	**$ 165,547**		

$ in thousands	Fair Value (1)	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
November 30, 2024				
Hedge Funds (2)	$ 660,720	$ —	Quarterly (53%) Monthly (47%)	45 - 90 days 45 - 60 days
Private Equity Funds (3)	60,215	30,530	N/R (100%)	N/R
Credit Funds (4)	430,429	30,554	Quarterly (72%) Monthly (3%) N/R (25%)	90 days 30 days N/R
Real Estate and Other Funds (5)	101,325	232,696	N/R (100%)	N/R
Total	**$ 1,252,689**	**$ 293,780**		

N/R - Not redeemable

(1) Where fair value is calculated based on NAV, fair value has been derived from each of the funds' capital statements.

(2) Includes investments in hedge funds that invest, long and short, primarily in both public and private equity securities in domestic and international markets, commodities and multi-asset securities.

(3) Includes investments in equity funds that invest in the equity of various U.S. and foreign private companies in a broad range of industries. These investments cannot be redeemed; instead, distributions are received through the liquidation of the underlying assets of the funds which are primarily expected to be liquidated in approximately one to nine years.

(4) Primarily includes investments in funds that invest in:

- Distressed and special situations long/short credit strategies across sectors and asset types;

- Short-term trade receivables and payables that are expected to generally be outstanding between 90 to 120 days; and

- Distressed and event-driven opportunities across structured credit, opportunistic credit, and private credit.

(5) Primarily includes investments in corporate real estate strategies focused on buying or building real estate businesses.

Level 3 Rollforwards

$ in thousands	Balance at November 30, 2024	Total gains/losses (realized and unrealized) (1)	Purchases	Sales	Settlements	Issuances	Net transfers into/(out of) Level 3	Balance at November 30, 2025	For instruments still held at November 30, 2025, changes in unrealized gains/(losses) included in: Earnings (1)	For instruments still held at November 30, 2025, changes in unrealized gains/(losses) included in: Other comprehensive income (1)
Assets:										
Financial instruments owned:										
Corporate equity securities	$ 239,364	$ (14,552)	$ 31,127	$ (3,286)	$ —	$ —	$ (33,800)	$ 218,853	$ (8,419)	$ —
Corporate debt securities	24,931	5,015	12,441	(1,767)	(2,961)	—	(81)	37,578	3,998	—
CDOs and CLOs	63,976	(15,633)	75,557	(48,218)	(9,799)	—	(25,696)	40,187	(9,638)	—
Sovereign obligations	172	2	—	(174)	—	—	—	—	—	—
RMBS	7,714	235	—	(845)	(441)	—	—	6,663	(8)	—
CMBS	477	(129)	—	—	—	—	—	348	(129)	—
Other ABS	103,214	(10,760)	94,034	(52,840)	(10,931)	—	10,284	133,001	(5,738)	—
Loans and other receivables	152,586	(3,054)	165,778	(113,390)	(39,097)	—	(35,103)	127,720	18,629	—
Investments at fair value	137,865	19,273	21,547	(292)	(3,951)	—	(11,335)	163,107	15,330	—
Liabilities:										
Financial instruments sold, not yet purchased:										
Corporate equity securities	$ 208	$ (771)	$ (413)	$ 1,131	$ —	$ —	$ —	$ 155	$ 779	$ —
Corporate debt securities	165	2,158	—	508	—	—	889	3,720	(2,158)	—
CMBS	1,153	35	(35)	—	—	—	(1,153)	—	—	—
Loans	16,864	(8,476)	(1,038)	119	—	—	2,288	9,757	(7,322)	—
Net derivatives (2)	22,286	(6,031)	(558)	—	(1,753)	22,588	(890)	35,642	(2,454)	—
Other secured financings	14,884	(1,210)	—	—	(8,751)	8,531	—	13,454	(74)	
Long-term debt	821,903	19,977	—	—	(24,093)	270,483	(24,912)	1,063,358	(14,506)	(5,473)

(1) Realized and unrealized gains/losses are primarily reported in Principal transactions revenues. Changes in instrument-specific credit risk related to structured notes within Long-term debt are presented net of tax in our Consolidated Statements of Comprehensive Income.

(2) Net derivatives represent Financial instruments owned—Derivatives and Financial instruments sold, not yet purchased—Derivatives.

Analysis of Level 3 Assets and Liabilities for the Year Ended November 30, 2025

Transfers of assets of $82.6 million from Level 2 to Level 3 of the fair value hierarchy are primarily attributed to:

- Loans and other receivables of $28.4 million, CDOs and CLOs of $20.1 million, corporate equity securities of $17.0 million and other ABS of $15.4 million due to reduced pricing transparency.

Transfers of assets of $178.3 million from Level 3 to Level 2 are primarily attributed to:

- Loans and other receivables of $63.5 million, corporate equity securities of $50.8 million, CDOs and CLOs of $45.8 million, investments at fair value of $11.3 million and other ABS of $5.1 million due to greater pricing transparency.

Transfers of liabilities of $16.0 million from Level 2 to Level 3 of the fair value hierarchy are primarily attributed to:

- Structured notes within long-term debt of $7.2 million, net derivatives of $5.6 million and loans of $2.3 million due to reduced pricing and market transparency.

Transfers of liabilities of $39.8 million from Level 3 to Level 2 of the fair value hierarchy are primarily attributed to:

- Structured notes within long-term debt of $32.1 million and net derivatives of $6.5 million due to greater pricing and market transparency.

Net losses on Level 3 assets were $19.6 million and net losses on Level 3 liabilities were $5.7 million for the year ended November 30, 2025. Net losses on Level 3 assets were primarily due to decreased market values in CDOs and CLOs, corporate equity securities, other ABS and loans and other receivables, partially offset by increases in the market values of investments at fair value and corporate debt securities. Net losses on Level 3 liabilities were primarily due to increased market valuations of certain structured notes within long-term debt and corporate debt securities, partially offset by decreases in the market valuations of loans, certain derivatives and other secured financings.

$ in thousands	Balance at November 30, 2023	Total gains/losses (realized and unrealized) (1)	Purchases	Sales	Settlements	Issuances	Net transfers into/(out of) Level 3	Balance at November 30, 2024	For instruments still held at November 30, 2024, changes in unrealized gains/(losses) included in: Earnings (1)	Other comprehensive income (1)
Assets:										
Financial instruments owned:										
Corporate equity securities	$ 181,294	$ (4,616)	$ 50,297	$ (524)	$ —	$ —	$ 12,913	$ 239,364	$ (11,718)	$ —
Corporate debt securities	26,112	(4,442)	16,219	(7,307)	(400)	—	(5,251)	24,931	(19,872)	—
CDOs and CLOs	64,862	(6,194)	34,964	(21,963)	(2,198)	—	(5,495)	63,976	(2,437)	—
Sovereign obligations	—	—	172					172	172	—
RMBS	20,871	(669)	6,874	(5,384)	(51)	—	(13,927)	7,714	(395)	—
CMBS	508	(31)	—	—	—	—	—	477	(64)	—
Other ABS	117,661	(22,251)	63,704	(74,139)	(10,284)	—	28,523	103,214	(17,242)	—
Loans and other receivables	130,101	(1,664)	79,399	(41,551)	(20,523)	—	6,824	152,586	(22,108)	—
Investments at fair value	130,835	(12,142)	19,726	—	(547)	—	(7)	137,865	(12,142)	—
Liabilities:										
Financial instruments sold, not yet purchased:										
Corporate equity securities	$ 676	$ 682	$ (1,150)	$ —	$ —	$ —	$ —	$ 208	$ 3	$ —
Corporate debt securities	124	(3)	—	—	(1,100)	—	1,144	165	105	—
CMBS	840	(1)	(245)	560	—	—	(1)	1,153	1	—
Loans	1,521	(148)	(1,443)	16,946	—	—	(12)	16,864	125	—
Net derivatives (2)	50,955	(9,648)	—	—	(12,298)	3,766	(10,489)	22,286	8,110	—
Other secured financings	3,898	4,482	—	—	(4,415)	10,919	—	14,884	(4,482)	—
Long-term debt	744,597	51,747	—	—	(2,109)	28,614	(946)	821,903	(37,526)	(28,442)

(1) Realized and unrealized gains/losses are primarily reported in Principal transactions revenues. Changes in instrument-specific credit risk related to structured notes within Long-term debt are presented net of tax in our Consolidated Statements of Comprehensive Income.

(2) Net derivatives represent Financial instruments owned—Derivatives and Financial instruments sold, not yet purchased—Derivatives.

Analysis of Level 3 Assets and Liabilities for the Year Ended November 30, 2024

Transfers of assets of $90.5 million from Level 2 to Level 3 of the fair value hierarchy are primarily attributed to:

• Other ABS of $47.6 million, corporate equity securities of $22.7 million, loans and other receivables of $14.9 million, CDOs and CLOs of $2.7 million and corporate debt securities of $2.0 million due to reduced pricing transparency.

Transfers of assets of $66.9 million from Level 3 to Level 2 are primarily attributed to:

• Other ABS of $19.0 million, RMBS of $14.6 million, corporate equity securities of $9.7 million, CDOs and CLOs of $8.2 million and loans and other receivables of $8.1 million due to greater pricing transparency.

Transfers of liabilities of $30.1 million from Level 2 to Level 3 of the fair value hierarchy are primarily attributed to:

• Structured notes within long-term debt of $26.8 million and net derivatives of $3.1 million due to reduced pricing and market transparency.

Transfers of liabilities of $40.4 million from Level 3 to Level 2 of the fair value hierarchy are primarily attributed to:

• Structured notes within long-term debt of $27.8 million and net derivatives of $13.6 million due to greater pricing and market transparency.

Net losses on Level 3 assets were $52.0 million and net losses on Level 3 liabilities were $47.1 million for the year ended November 30, 2024. Net losses on Level 3 assets were primarily due to decreased market values in loans and other receivables, other ABS, investments at fair value, CDOs and CLOs, corporate equity securities and corporate debt securities. Net losses on Level 3 liabilities were primarily due to increased market other secured financings, partially offset by decreases in certain derivatives.

$ in thousands	Balance at November 30, 2022	Total gains/ losses (realized and unrealized) (1)	Purchases	Sales	Settlements	Issuances	Net transfers into/ (out of) Level 3	Balance at November 30, 2023	For instruments still held at November 30, 2023, changes in unrealized gains/(losses) included in:	
									Earnings (1)	Other comprehensive income (1)
Assets:										
Financial instruments owned:										
Corporate equity securities	$ 240,347	$ (65,037)	$ 7,865	$ (1,228)	$ —	$ —	$ (653)	$ 181,294	$ (11,007)	$ —
Corporate debt securities	30,232	1,749	4,132	(18,325)	(200)	—	8,524	26,112	(703)	—
CDOs and CLOs	55,824	31,218	51,632	(3,199)	(56,624)	—	(13,989)	64,862	(10,774)	—
RMBS	27,617	(5,709)	10	—	(247)	—	(800)	20,871	(1,775)	—
CMBS	839	(331)	—	—	—	—	—	508	(327)	—
Other ABS	94,677	(17,800)	71,261	(37,088)	(26,936)	—	33,547	117,661	(20,678)	
Loans and other receivables	168,875	10,995	55,520	(42,999)	(46,383)	—	(15,907)	130,101	4,168	—
Investments, at fair value	161,992	83,382	8,852	(15,080)	(107,963)	—	(348)	130,835	(5,762)	—
Liabilities:										
Financial instruments sold, not yet purchased:										
Corporate equity securities	$ 750	$ 348	$ (1,477)	$ 1,055	$ —	$ —	$ —	$ 676	$ 284	$ —
Corporate debt securities	500	(35)	(187)	—	—	—	(154)	124	29	—
CMBS	490	—	—	350	—	—	—	840	—	—
Loans	3,164	(114)	(1,655)	126	—	—	—	1,521	(992)	—
Net derivatives (2)	59,524	(10,405)	(527)	170	(3,496)	2,158	3,531	50,955	6,760	—
Other secured financings	1,712	2,186	—	—	—	—	—	3,898	(2,186)	—
Long-term debt	661,123	70,945	—	—	—	17,140	(4,611)	744,597	(28,327)	(59,706)

(1) Realized and unrealized gains/losses are primarily reported in Principal transactions revenues. Changes in instrument-specific credit risk related to structured notes within long-term debt are presented net of tax in our Consolidated Statements of Comprehensive Income.

(2) Net derivatives represent Financial instruments owned—Derivatives and Financial instruments sold, not yet purchased —Derivatives.

Analysis of Level 3 Assets and Liabilities for the Year Ended November 30, 2023

Transfers of assets of $88.5 million from Level 2 to Level 3 of the fair value hierarchy are primarily attributed to:

- Other ABS of $57.8 million, loans and other receivables of $16.5 million, corporate debt securities of $8.9 million and corporate equity securities of $5.3 million due to reduced price transparency.

Transfers of assets of $78.2 million from Level 3 to Level 2 are primarily attributed to:

- Loans and other receivables of $32.4 million, other ABS of $24.3 million, CDOs and CLOs of $14.0 million and corporate equity securities of $6.0 million due to greater pricing transparency supporting classification into Level 2.

Transfers of liabilities of $60.8 million from Level 2 to Level 3 are primarily attributed to:

- Net derivatives of $35.6 million and structured notes within long-term debt of $25.2 million due to reduced pricing and market transparency.

Transfers of liabilities of $62.0 million from Level 3 to Level 2 are primarily attributed to:

- Net derivatives of $32.0 million and structured notes within long-term debt of $29.8 million due to greater pricing transparency.

Net gains on Level 3 assets were $38.5 million and net losses on Level 3 liabilities were $62.9 million for the year ended November 30, 2023. Net gains on Level 3 assets were primarily due to increased market values in investments at fair value, CDOs and CLOs and loans and other receivables, partially offset by decreases in corporate equity securities and other ABS. Net losses on Level 3 liabilities were primarily due to increased market valuations of certain structured notes within long-term debt, partially offset by decreases in certain derivatives.

Significant Unobservable Inputs used in Level 3 Fair Value Measurements

The tables below present information on the valuation techniques, significant unobservable inputs and their ranges for our financial assets and liabilities, subject to threshold levels related to the market value of the positions held, measured at fair value on a recurring basis with a significant Level 3 balance. The range of unobservable inputs could differ significantly across different firms given the range of products across different firms in the financial services sector. The inputs are not representative of the inputs that could have been used in the valuation of any one financial instrument (*i.e.,* the input used for valuing one financial instrument within a particular class of financial instruments may not be appropriate for valuing other financial instruments within that given class). Additionally, the ranges of inputs presented below should not be construed to represent uncertainty regarding the fair values of our financial instruments; rather, the range of inputs is reflective of the differences in the underlying characteristics of the financial instruments in each category.

For certain categories, we have provided a weighted average of the inputs allocated based on the fair values of the financial instruments comprising the category. We do not believe that the range or weighted average of the inputs is indicative of the reasonableness of uncertainty of our Level 3 fair values. The range and weighted average are driven by the individual financial instruments within each category and their relative distribution in the population. The disclosed inputs when compared to the inputs as disclosed in other periods should not be expected to necessarily be indicative of changes in our estimates of unobservable inputs for a particular financial instrument as the population of financial instruments comprising the category will vary from period to period based on purchases and sales of financial instruments during the period as well as transfers into and out of Level 3 each period.

November 30, 2025

Financial Instruments Owned	Fair Value (in thousands)	Valuation Technique	Significant Unobservable Input(s)	Input / Range	Weighted Average
Corporate equity securities	$ 218,853				
Non-exchange-traded securities		Market approach	Price	$0 - $486	$85
		Volatility benchmarking	Volatility	44% - 48%	47%
Corporate debt securities	$ 37,578	Market approach	Price	$49 - $121	$72
		Discounted cash flows	Discount rate/yield	18% - 20%	19%
		Scenario analysis	Estimated recovery percentage	30%	—
CDOs and CLOs	$ 25,824	Discounted cash flows	Constant prepayment rate	20%	—
			Constant default rate	2%	—
			Loss severity	30%	—
			Discount rate/yield	17%	—
		Market approach	Price	$98 - $100	$99
RMBS	$ 6,663	Discounted cash flows	Constant prepayment rate	12%	—
			Constant default rate	0.3%	—
			Loss severity	20%	—
			Discount rate/yield	15%	—
Other ABS	$ 129,693	Discounted cash flows	Discount rate/yield	15.5% - 15.7%	15.6%
			Cumulative loss rate	16.0% - 16.4%	16.2%
			Duration (years)	1.1 - 1.2	1.1
		Market approach	Price	$116 - $133	$130
		Scenario analysis	Estimated recovery percentage	66%	—
Loans and other receivables	$ 127,720	Market approach	Price	$67 - $129	$97
		Scenario analysis	Estimated recovery percentage	8% - 100%	35%
Derivatives	$ 6,094				
Embedded options		Market approach	Basis points upfront	0.4 - 0.5	0.5
Equity options		Volatility benchmarking	Volatility	34%	—
Investments at fair value	$ 157,162				
Private equity securities		Market approach	Price	$0 - $27,989	$2,722
			Discount rate/yield	28%	—
			Estimated revenue	$29,818,082	—
Financial Instruments Sold, Not Yet Purchased:					
Corporate debt securities	$ 3,720	Scenario analysis	Estimated recovery percentage	30%	—
Loans	$ 9,757	Market approach	Price	$100 - $129	$117
		Scenario analysis	Estimated recovery percentage	30%	—
Derivatives	$ 45,953				
Equity options		Volatility benchmarking	Volatility	34% - 61%	58%
Embedded options		Market approach	Basis points upfront	0.0 - 21.0	13.3
Other secured financings	$ 13,454	Scenario analysis	Estimated recovery percentage	74% - 100%	96%
		Market approach	Price	$114 - $117	$115
Long-term debt	$ 1,063,358				
Structured notes		Market approach	Price	$72 - $120	$101

November 30, 2024

Financial Instruments Owned	Fair Value (in thousands)	Valuation Technique	Significant Unobservable Input(s)	Input / Range	Weighted Average
Corporate equity securities	$ 239,364				
Non-exchange-traded securities		Market approach	Price	$0 - $486	$68
Corporate debt securities	$ 24,931	Market approach	Price	$28 - $105	$74
CDOs and CLOs	$ 53,388	Discounted cash flows	Constant prepayment rate	20%	—
			Constant default rate	2%	—
			Loss severity	30%	—
			Discount rate/yield	14% - 32%	26%
		Market approach	Price	$70 - $106	$94
RMBS	$ 7,714	Discounted cash flows	Constant prepayment rate	20%	—
			Loss severity	10%	—
			Discount rate/yield	12%	—
Other ABS	$ 98,172	Discounted cash flows	Discount rate/yield	19% - 30%	25%
			Cumulative loss rate	17% - 34%	24%
			Duration (years)	0.9 - 1.0	0.9
		Market approach	Price	$106 - $127	$121
		Scenario analysis	Estimated recovery percentage	92%	—
Loans and other receivables	$ 152,586	Market approach	Price	$17 - $106	$75
		Scenario analysis	Estimated recovery percentage	3% - 252%	50%
Derivatives	$ 1,396				
Embedded options		Market approach	Basis points upfront	0.3	—
Investments at fair value	$ 132,769				
Private equity securities		Market approach	Price	$1 - $8,506	$501
			Discount rate/yield	28%	—
			Estimated revenue	$29,908,372	—
Financial Instruments Sold, Not Yet Purchased:					
Loans	$ 16,864	Market approach	Price	$17 - $100	$75
		Scenario analysis	Estimated recovery percentage	0% - 205%	50%
Derivatives	$ 25,045				
Equity options		Volatility benchmarking	Volatility	28% - 102%	49%
Options		Market approach	Basis points upfront	8.0 - 22.3	14.9
Other secured financings	$ 14,884	Scenario analysis	Estimated recovery percentage	60% - 100%	93%
		Market approach	Price	$117	—
Long-term debt	$ 821,903				
Structured notes		Market approach	Price	$61 - $122	$96

The fair values of certain Level 3 assets and liabilities that were determined based on third-party pricing information, unadjusted past transaction prices or a percentage of the reported enterprise fair value are excluded from the above tables. At November 30, 2025 and 2024, asset exclusions consisted of $28.2 million and $23.9 million, respectively, primarily composed of CDOs and CLOs, Investments at fair value, certain derivatives, other ABS and CMBS. At November 30, 2025 and 2024, liability exclusions consisted of $0.2 million and $2.7 million, respectively, primarily composed of CMBS, certain derivatives, corporate equity securities and corporate debt securities.

Uncertainty of Fair Value Measurement from Use of Significant Unobservable Inputs

For recurring fair value measurements categorized within Level 3 of the fair value hierarchy, the uncertainty of the fair value measurement due to the use of significant unobservable inputs and interrelationships between those unobservable inputs (if any) are described below:

- Non-exchange-traded securities, corporate debt securities, CDOs and CLOs, loans and other receivables, RMBS, other ABS, private equity securities, certain derivatives, other secured financings and structured notes using a market approach valuation technique. A significant increase (decrease) in the price of the private equity securities, nonexchange-traded securities, corporate debt securities, CDOs and CLOs, RMBS, other ABS, loans and other receivables, other secured financings and structured notes would result in a significantly higher (lower) fair value measurement. A significant increase (decrease) in the revenue or revenue multiple related to private equity securities would result in a significantly higher (lower) fair value measurement. A significant increase (decrease) in the discount rate/security yield related to private equity securities would result in a significantly lower (higher) fair value measurement. Depending on whether we are a receiver or (payer) of basis points upfront, a significant increase in basis points would result in a significant increase (decrease) in the fair value measurement of options.

- Corporate debt securities, loans and other receivables, other ABS and other secured financings using a scenario analysis valuation technique. A significant increase (decrease) in the possible recovery rates underlying the financial instrument would result in a significantly higher (lower) fair value measurement for the financial instrument.

- CDOs and CLOs, corporate debt securities, RMBS and other ABS using a discounted cash flows valuation technique. A significant increase (decrease) in isolation in the constant default rate, loss severity or cumulative loss rate would result in a significantly lower (higher) fair value measurement. The impact of changes in the constant prepayment rate and duration would have differing impacts depending on the capital structure and type of security. A significant increase (decrease) in the discount rate/security yield would result in a significantly lower (higher) fair value measurement.

- Corporate equity securities and derivative equity options using volatility benchmarking. A significant increase (decrease) in volatility would result in a significantly higher (lower) fair value measurement.

Fair Value Option Election

We have elected the fair value option for all loans and loan commitments made by our investment banking and capital markets businesses. These loans and loan commitments include loans entered into by our investment banking division in connection with client bridge financing and loan syndications, loans purchased by our leveraged credit trading desk as part of its bank loan trading activities and mortgage and consumer loan commitments, purchases and fundings in connection with mortgage-backed and other asset-backed securitization activities. Loans and loan commitments originated or purchased by our leveraged credit and mortgage-backed businesses are managed on a fair value basis. Loans are included in Financial instruments owned and loan commitments are included in Financial instruments owned and Financial instruments sold, not yet purchased. The fair value option election is not applied to loans made to affiliate entities as such loans are entered into as part of ongoing, strategic business ventures. Loans to affiliate entities are included in Investments in and loans to related parties and are accounted for on an amortized cost basis. We have also elected the fair value option for certain of our structured notes which are managed by our investment banking and capital markets businesses and are included in Long-term debt. We have elected the fair value option for certain financial instruments held by subsidiaries as the investments are risk managed by us on a fair value basis. The fair value option has been elected for certain other secured financings that arise in connection with our securitization activities and other structured financings. Other secured financings, Receivables – Brokers, dealers and clearing organizations, Receivables – Customers, Receivables – Fees, interest and other, Payables – Brokers, dealers and clearing organizations and Payables – Customers,

are accounted for at cost plus accrued interest rather than at fair value; however, the recorded amounts approximate fair value due to their liquid or short-term nature.

Gains (losses) due to changes in fair value related to instrument-specific credit risk on loans, other receivables and debt instruments and gains (losses) due to other changes in fair value on Long-term debt measured at fair value under the fair value option:

	Year Ended November 30,		
$ in thousands	**2025**	**2024**	**2023**
Financial instruments owned:			
Loans and other receivables	$ 20,329	$ (24,029)	$ 46,421
Other secured financings:			
Other changes in fair value (2)	(4,948)	(4,482)	(2,186)
Long-term debt:			
Changes in instrument-specific credit risk (1)	9,563	(32,580)	(106,801)
Other changes in fair value (2)	(45,492)	(115,912)	21,373

(1) Changes in fair value of structured notes related to instrument-specific credit risk are presented net of tax in our Consolidated Statements of Comprehensive Income.

(2) Other changes in fair value are included in Principal transactions revenues.

Difference between contractual principal and fair value (1):

	November 30,	
$ in thousands	**2025**	**2024**
Financial instruments owned:		
Loans and other receivables (2)	$ 2,378,747	$ 1,603,512
Loans and other receivables on nonaccrual status and/or 90 days or greater past due (2)	319,394	132,838
Loans and other receivables 90 days or greater past due (2)	100,300	48,800
Long-term debt	166,273	131,107
Other secured financings	237	459

(1) Amounts indicate contractual principal greater than or (less than) fair value.

(2) Interest income is recognized separately from other changes in fair value and is included in Interest revenues.

Fair value of loans and other receivables on nonaccrual status:

	November 30,	
$ in thousands	**2025**	**2024**
Financial instruments owned:		
Loans and other receivables on nonaccrual status and/or 90 days or greater past due	$ 119,900	$ 126,900
Loans and other receivables 90 days or greater past due	47,000	120,000

Assets Measured at Fair Value on a Non-recurring Basis

Certain assets were measured at fair value on a non-recurring basis and are not included in the tables above. There were no non-recurring fair value adjustments for the year ended November 30, 2025. Assets measured at fair value on a non-recurring basis for which we recognized a non-recurring fair value adjustment for the periods presented:

November 30, 2024 (in thousands)	Level 3	Gains (Losses)
Premises and equipment (1)	$ —	$ (1,323)
Exchange ownership interests and registrations (2)	—	(10)
Other assets (3)	21,900	21,900

November 30, 2023 (in thousands)	Level 3	Gains (Losses)
Exchange ownership interests and registrations (2)	$ —	$ (78)
Investments in and loans to related parties (4)	—	(57,248)
Other assets (5)	1,755	(2,101)

(1) Premises and equipment losses represent impairments of leasehold improvements, furniture, fixtures, computer and communications equipment and capitalized software and were recognized in Technology and communications and Occupancy and equipment rental in our Consolidated Statements of Earnings.

(2) These impairment losses, which represent ownership interests in market exchanges on which trading business is conducted, and registrations, were recognized in Other expenses and the assets were in the Investment Banking and Capital Markets reportable business segment. The fair value is based on observed quoted sales prices for each individual membership.

(3) Our shares in Monashee, an equity method investment, were converted to a newly created class of nonmarketable preferred shares. Our equity method investment was remeasured in connection with its nonmonetary exchange into the preferred shares, which are accounted for at cost pursuant to the measurement alternative subsequent to the nonmonetary exchange. The gain was recognized in Other revenues and the asset was in the Asset Management reportable business segment.

(4) These impairment losses, which are related to an equity method investments, were recognized in Other revenues and the asset was in the Asset Management reportable business segment. Fair value was based on our best estimate of what could be recognized in a sale transaction for the investment.

(5) These impairment losses, which are related to real estate held for development, were recognized in Other revenues and are held in the Asset Management reportable business segment. Fair value was based on estimated future cash flows using discounts rates ranging from 10.0% to 14.0%.

Financial Instruments Not Measured at Fair Value

Certain of our financial instruments are not carried at fair value but are recorded at amounts that approximate fair value due to their liquid or short-term nature and generally negligible credit risk. These financial assets include Cash and cash equivalents and Cash and securities segregated and on deposit for regulatory purposes or deposited with clearing and depository organizations and would generally be presented within Level 1 of the fair value hierarchy.

We have equity securities without readily determinable fair values, which we account for at cost, minus impairment, which are presented within Other assets and were $21.9 million at both November 30, 2025 and 2024. There were no net gains or (losses) recognized on these investments during the years ended November 30, 2025 and 2024. Net losses of $122.2 million were recognized on these investments during the year ended November 30, 2023. Impairments and downward adjustments on these investments during the year ended November 30, 2023 were $80.3 million. There were no impairments and downward adjustments on these investments during the years ended November 30, 2025 and 2024. These investments would generally be presented within Level 3 of the fair value hierarchy.

Note 6. Derivative Financial Instruments

Our derivative activities are recorded at fair value in our Consolidated Statements of Financial Condition in Financial instruments owned and Financial instruments sold, not yet purchased, net of cash paid or received under credit support agreements and on a net counterparty basis when a legally enforceable right to offset exists under a master netting agreement. We enter into derivative transactions to satisfy the needs of our clients and to manage our own exposure to market and credit risks. In addition, we apply hedge accounting to: (1) interest rate swaps that have been designated as fair value hedges of the changes in fair value due to the benchmark interest rate for certain fixed rate senior long-term debt, and (2) forward foreign exchange contracts designated as hedges to offset the change in the value of certain net investments in foreign operations.

Derivatives are subject to various risks similar to other financial instruments, including market, credit and operational risk. The risks of derivatives should not be viewed in isolation, but rather should be considered on an aggregate basis along with our other trading-related activities. We manage the risks associated with derivatives on an aggregate basis along with the risks associated with proprietary trading as part of our firm wide risk management policies.

In connection with our derivative activities, we may enter into International Swaps and Derivatives Association, Inc. master netting agreements or similar agreements with counterparties. Refer to Note 2, Summary of Significant Accounting Policies for additional information regarding the offsetting of derivative contracts.

The following tables also provide information regarding (1) the extent to which, under enforceable master netting arrangements, such balances are presented net in our Consolidated Statements of Financial Condition as appropriate under U.S. GAAP and (2) the extent to which other rights of setoff associated with these arrangements exist and could have an effect on our financial position.

The fair value of assets/liabilities in the following tables represent our receivable/payable for derivative financial instruments, gross of counterparty netting and cash collateral received and pledged.

$ in thousands	November 30, 2025 (1) Assets Fair Value	Assets Number of Contracts (2)	Liabilities Fair Value	Liabilities Number of Contracts (2)
Derivatives designated as accounting hedges:				
Interest rate contracts:				
Cleared OTC	$ —	—	$ 2,519	4
Foreign exchange contracts:				
Bilateral OTC	40,444	7	574	2
Total derivatives designated as accounting hedges	**40,444**		**3,093**	
Derivatives not designated as accounting hedges:				
Interest rate contracts:				
Exchange-traded	232	33,107	24	36,811
Cleared OTC	806,009	8,148	804,799	8,325
Bilateral OTC	285,053	1,576	614,104	823
Foreign exchange contracts:				
Bilateral OTC	115,068	34,418	103,297	12,028
Equity contracts:				
Exchange-traded	2,776,601	3,275,468	2,156,730	2,298,561
Bilateral OTC	1,367,089	57,254	1,670,215	36,481
Commodity contracts:				
Exchange-traded	452	627	73	668
Bilateral OTC	6,381	18,497	7,293	15,417
Credit contracts:				
Cleared OTC	10,960	58	17,120	13
Bilateral OTC	121,557	17	98,456	15
Total derivatives not designated as accounting hedges	**5,489,402**		**5,472,111**	
Total gross derivative assets/ liabilities:				
Exchange-traded	2,777,285		2,156,827	
Cleared OTC	816,969		824,438	
Bilateral OTC	1,935,592		2,493,939	
Amounts offset in our Consolidated Statements of Financial Condition (3):				
Exchange-traded	(1,600,969)		(1,600,969)	
Cleared OTC	(815,810)		(819,548)	
Bilateral OTC	(1,288,985)		(1,564,670)	
Net amounts per Consolidated Statements of Financial Condition (4)	**$ 1,824,082**		**$ 1,490,017**	

(1) Exchange-traded derivatives include derivatives executed on an organized exchange. Cleared OTC derivatives include derivatives executed bilaterally and subsequently novated to and cleared through central clearing counterparties. Bilateral OTC derivatives include derivatives executed and settled bilaterally without the use of an organized exchange or central clearing counterparty.

(2) The number of exchange-traded contracts may include open futures contracts. The unsettled fair value of these futures contracts is included in Receivables from/Payables to brokers, dealers and clearing organizations.

(3) Amounts netted include both netting by counterparty and for cash collateral paid or received.

(4) We have not received or pledged additional collateral under master netting agreements and/or other credit support agreements that is eligible to be offset beyond what has been offset in our Consolidated Statements of Financial Condition.

$ in thousands	November 30, 2024 (1) Assets Fair Value	Assets Number of Contracts (2)	Liabilities Fair Value	Liabilities Number of Contracts (2)
Derivatives designated as accounting hedges:				
Interest rate contracts:				
Cleared OTC	$ 3,396	3	$ —	—
Foreign exchange contracts:				
Bilateral OTC	41,903	3	—	—
Total derivatives designated as accounting hedges	**45,299**		**—**	
Derivatives not designated as accounting hedges:				
Interest rate contracts:				
Exchange-traded	273	16,548	13	32,984
Cleared OTC	1,030,842	6,663	1,030,671	6,891
Bilateral OTC	365,678	1,096	717,255	1,256
Foreign exchange contracts:				
Bilateral OTC	132,240	57,786	138,608	35,545
Equity contracts:				
Exchange-traded	682,327	1,777,822	521,889	1,574,498
Bilateral OTC	855,169	33,516	1,024,129	20,587
Commodity contracts:				
Exchange-traded	22	806	17	697
Bilateral OTC	4,570	11,691	1,381	5,180
Credit contracts:				
Cleared OTC	31,488	66	38,711	32
Bilateral OTC	37,618	16	31,353	32
Total derivatives not designated as accounting hedges	**3,140,227**		**3,504,027**	
Total gross derivative assets/ liabilities:				
Exchange-traded	682,622		521,919	
Cleared OTC	1,065,726		1,069,382	
Bilateral OTC	1,437,178		1,912,726	
Amounts offset in our Consolidated Statements of Financial Condition (3):				
Exchange-traded	(476,364)		(476,364)	
Cleared OTC	(1,058,995)		(1,066,232)	
Bilateral OTC	(1,132,392)		(1,251,117)	
Net amounts per Consolidated Statements of Financial Condition (4)	**$ 517,775**		**$ 710,314**	

(1) Exchange-traded derivatives include derivatives executed on an organized exchange. Cleared OTC derivatives include derivatives executed bilaterally and subsequently novated to and cleared through central clearing counterparties. Bilateral OTC derivatives include derivatives executed and settled bilaterally without the use of an organized exchange or central clearing counterparty.

(2) The number of exchange-traded contracts may include open futures contracts. The unsettled fair value of these futures contracts is included in Receivables from/Payables to brokers, dealers and clearing organizations.

(3) Amounts netted include both netting by counterparty and for cash collateral paid or received.

(4) We have not received or pledged additional collateral under master netting agreements and/or other credit support agreements that is eligible to be offset beyond what has been offset in our Consolidated Statements of Financial Condition.

Gains (losses) recognized in Interest expense related to fair value hedges:

$ in thousands	Year Ended November 30,		
Gains (Losses)	**2025**	**2024**	**2023**
Interest rate swaps (1)	$ 1,692	$ (12,735)	$ (78,766)
Long-term debt	(50,844)	(50,407)	21,638
Total	**$ (49,152)**	**$ (63,142)**	**$ (57,128)**

(1) Includes net settlements of $(48.0) million, $(62.3) million and $(55.6) million for the years ended November 30, 2025, 2024 and 2023, respectively.

Gains (losses) on our net investment hedges recognized in Currency translation and other adjustments, a component of Other comprehensive income (loss), in our Consolidated Statements of Comprehensive Income:

$ in thousands	Year Ended November 30,		
Gains (Losses)	2025	2024	2023
Foreign exchange contracts	$ (41,217)	$ (9,652)	$ (49,060)
Total	$ (41,217)	$ (9,652)	$ (49,060)

Unrealized and realized gains (losses) on derivative contracts recognized primarily in Principal transactions revenues, which are utilized in connection with our client activities and our economic risk management activities:

$ in thousands	Year Ended November 30,		
Gains (Losses)	2025	2024	2023
Interest rate contracts	$ (62,039)	$ 108,192	$ 215,856
Foreign exchange contracts	7,190	68,943	46,744
Equity contracts	1,926,711	(295,662)	(99,968)
Commodity contracts	23,170	33,384	4,089
Credit contracts	(10,042)	(18,250)	(10,983)
Total	$ 1,884,990	$ (103,393)	$ 155,738

The net gains (losses) on derivative contracts in the table above are one of a number of activities comprising our business activities and are before consideration of economic hedging transactions, which generally offset the net gains (losses) included above. We substantially mitigate our exposure to market risk on our cash instruments through derivative contracts, which generally provide offsetting revenues, and we manage the risk associated with these contracts in the context of our overall risk management framework.

OTC Derivatives

Remaining contract maturities at November 30, 2025:

	OTC Derivative Assets (1) (2) (3)				
$ in thousands	0 – 12 Months	1 – 5 Years	Greater Than 5 Years	Cross-Maturity Netting (4)	Total
Commodity swaps, options and forwards	$ 6,284	$ —	$ —	$ —	$ 6,284
Equity options and forwards	91,052	190,810	—	(282)	281,580
Credit default swaps	447	175	25,384	(119)	25,887
Total return swaps	207,007	142,689	217	(32,505)	317,408
Foreign currency forwards, swaps and options	108,744	1,174	—	(29)	109,889
Fixed income forwards	93,755	—	—	—	93,755
Interest rate swaps, options and forwards	42,618	148,800	26,491	(15,339)	202,570
Total	$ 549,907	$ 483,648	$ 52,092	$ (48,274)	1,037,373
Cross-product counterparty netting					(81,044)
Total OTC derivative assets included in Financial instruments owned					$ 956,329

	OTC Derivative Liabilities (1) (2) (3)				
$ in thousands	0 – 12 Months	1 – 5 Years	Greater Than 5 Years	Cross-Maturity Netting (4)	Total
Commodity swaps, options and forwards	$ 7,195	$ —	$ —	$ —	$ 7,195
Equity options and forwards	233,440	210,320	—	(282)	443,478
Credit default swaps	32	6,083	1,670	(119)	7,666
Total return swaps	342,002	238,354	—	(32,505)	547,851
Foreign currency forwards, swaps and options	57,550	723	—	(29)	58,244
Fixed income forwards	1,753	—	—	—	1,753
Interest rate swaps, options and forwards	25,031	79,410	447,897	(15,339)	536,999
Total	$ 667,003	$ 534,890	$ 449,567	$ (48,274)	1,603,186
Cross-product counterparty netting					(81,044)
Total OTC derivative liabilities included in Financial instruments sold, not yet purchased					$1,522,142

(1) At November 30, 2025, we held net exchange-traded derivative assets and liabilities and other credit agreements with a fair value of $1.18 billion and $555.8 million, respectively, which are not included in these tables.

(2) OTC derivative assets and liabilities in the tables above are gross of collateral pledged. OTC derivative assets and liabilities are recorded net of collateral pledged in our Consolidated Statements of Financial Condition. At November 30, 2025, cash collateral received and pledged was $308.5 million and $587.9 million, respectively.

(3) Derivative fair values include counterparty netting within product category.

(4) Amounts represent the netting of receivable balances with payable balances for the same counterparty within product category across maturity categories.

Counterparty credit quality with respect to the fair value of our OTC derivative assets at November 30, 2025:

Counterparty credit quality (1):	$ in thousands
A- or higher	$ 302,173
BBB- to BBB+	50,939
BB+ or lower	267,787
Unrated	335,430
Total	$ 956,329

(1) We utilize internal credit ratings determined by our Risk Management department. Credit ratings determined by Risk Management use methodologies that produce ratings generally consistent with those produced by external rating agencies.

Credit Related Derivative Contracts

External credit ratings of the underlyings or referenced assets for our written credit related derivative contracts:

	November 30, 2025		
	External Credit Rating		
$ in millions	Investment Grade	Non-investment Grade	Total Notional
Credit protection sold:			
Index credit default swaps	$ 51.4	$ 873.2	$ 924.6

	November 30, 2024		
	External Credit Rating		
$ in millions	Investment Grade	Non-investment Grade	Total Notional
Credit protection sold:			
Index credit default swaps	$ 395.2	$ 553.4	$ 948.6

Contingent Features

Certain derivative instruments contain provisions that require us to either post additional collateral or immediately settle any outstanding liability balances upon a specific event related to our credit, primarily downgrades in our credit ratings. The following table presents the aggregate fair value of all derivative instruments with such credit-risk-related contingent features that are in a net liability position, the collateral amounts we have posted or received in the normal course of business and the potential collateral we could have been required to return and/or post additionally to our counterparties if the credit-risk-related contingent features underlying these agreements were triggered:

$ in millions	November 30, 2025	November 30, 2024
Derivative instrument liabilities with credit-risk-related contingent features	$ 107.3	$ 102.3
Collateral posted	(70.0)	(50.6)
Collateral received	343.3	296.1
Return of and additional collateral required in the event of a credit rating downgrade below investment grade (1)	380.5	347.8

(1) These potential outflows include initial margin received from counterparties at the execution of the derivative contract. The initial margin will be returned if counterparties elect to terminate the contract after a downgrade.

Note 7. Collateralized Transactions

Our repurchase agreements and securities borrowing and lending arrangements are generally recorded at cost in our Consolidated Statements of Financial Condition, which is a reasonable approximation of their fair values due to their short-term nature. We enter into secured borrowing and lending arrangements to obtain collateral necessary to effect settlement, finance inventory positions, meet customer needs or re-lend as part of our dealer operations. We monitor the fair value of the securities loaned and borrowed on a daily basis as compared to the related payable or receivable, and request additional collateral or return excess collateral, as appropriate. We pledge financial instruments as collateral under repurchase agreements, securities lending agreements and other secured arrangements, including clearing arrangements. Our agreements with counterparties generally contain contractual provisions allowing the counterparty the right to sell or repledge the collateral. Pledged securities owned that can be sold or repledged by the counterparty are included in Financial instruments owned, at fair value and noted parenthetically as Securities pledged in our Consolidated Statements of Financial Condition.

In instances where we receive securities as collateral in connection with securities-for-securities transactions in which we are the lender of securities and are permitted to sell or repledge the securities received as collateral, we report the fair value of the collateral received and the related obligation to return the collateral in our Consolidated Statements of Financial Condition.

	November 30, 2025			
$ in millions	Securities Lending Arrangements	Repurchase Agreements	Obligation to Return Securities Received as Collateral, at Fair Value	Total
Collateral Pledged:				
Corporate equity securities	$ 1,875.2	$ 1,028.6	$ —	$ 2,903.8
Corporate debt securities	589.7	3,271.5	—	3,861.2
Mortgage-backed and asset-backed securities	—	2,062.6	—	2,062.6
U.S. government and federal agency securities	21.6	9,183.1	—	9,204.7
Municipal securities	—	422.3	—	422.3
Sovereign obligations	54.3	1,487.7	200.5	1,742.5
Loans and other receivables	—	805.4	—	805.4
Total	$ 2,540.8	$ 18,261.2	$ 200.5	$ 21,002.5

	November 30, 2024			
$ in millions	Securities Lending Arrangements	Repurchase Agreements	Obligation to Return Securities Received as Collateral, at Fair Value	Total
Collateral Pledged:				
Corporate equity securities	$ 2,059.8	$ 1,394.2	$ 3.9	$ 3,457.8
Corporate debt securities	416.4	4,522.5	—	4,938.9
Mortgage-backed and asset-backed securities	—	2,384.8	—	2,384.8
U.S. government and federal agency securities	30.9	6,837.1	—	6,868.0
Municipal securities	—	212.1	—	212.1
Sovereign obligations	33.7	1,981.0	181.7	2,196.4
Loans and other receivables	—	757.4	—	757.4
Total	$ 2,540.9	$ 18,088.9	$ 185.6	$ 20,815.4

	November 30, 2025				
$ in millions	Overnight and Continuous	Up to 30 Days	31-90 Days	Greater than 90 Days	Total
Securities lending arrangements	$ 2,072.7	$ 123.8	$ 81.3	$ 263.0	$ 2,540.8
Repurchase agreements	2,108.1	9,569.4	2,959.8	3,623.9	18,261.2
Obligation to return securities received as collateral, at fair value	200.5	—	—	—	200.5
Total	$ 4,381.3	$ 9,693.2	$ 3,041.1	$ 3,886.9	$ 21,002.5

	November 30, 2024				
$ in millions	Overnight and Continuous	Up to 30 Days	31-90 Days	Greater than 90 Days	Total
Securities lending arrangements	$ 1,617.8	$ 154.3	$ 250.4	$ 518.4	$ 2,540.9
Repurchase agreements	2,258.1	7,055.1	4,182.8	4,592.9	18,088.9
Obligation to return securities received as collateral, at fair value	185.6	—	—	—	185.6
Total	$ 4,061.5	$ 7,209.4	$ 4,433.2	$ 5,111.2	$ 20,815.4

We receive securities as collateral under resale agreements, securities borrowing transactions, customer margin loans, and in connection with securities-for-securities transactions in which we are the lender of securities. We also receive securities as initial margin on certain derivative transactions. In many instances, we are permitted by contract to rehypothecate the securities received as collateral. These securities may be used to secure repurchase agreements, enter into securities lending transactions, satisfy margin requirements on derivative transactions or cover short positions. At November 30, 2025 and 2024, the approximate fair value of securities received as collateral by us that may be sold or repledged was $49.68 billion and $37.63 billion, respectively. At November 30, 2025 and 2024, a substantial portion of the securities received by us had been sold or repledged.

Securities Financing Agreements

To manage our exposure to credit risk associated with securities financing transactions, we may enter into master netting agreements and collateral arrangements with counterparties. Generally, transactions are executed under standard industry agreements, including, but not limited to, master securities lending agreements (securities lending transactions) and master repurchase agreements (repurchase transactions).

The following tables provide information regarding repurchase agreements, securities borrowing and lending arrangements and securities received as collateral, at fair value, and obligation to return securities received as collateral, at fair value, that are recognized in our Consolidated Statements of Financial Condition and (1) the extent to which, under enforceable master netting arrangements, such balances are presented net in our Consolidated Statements of Financial Condition as appropriate under U.S.GAAP and (2) the extent to which other rights of setoff associated with these arrangements exist and could have an effect on our financial position.

		November 30, 2025				
$ in millions	Gross Amounts	Netting in Consolidated Statements of Financial Condition	Net Amounts in Consolidated Statements of Financial Condition	Additional Amounts Available for Setoff (1)	Available Collateral (2)	Net Amount (3)
Assets:						
Securities borrowing arrangements	$ 8,295.2	$ —	$ 8,295.2	$ (512.3)	$ (1,913.5)	$ 5,869.4
Reverse repurchase agreements	14,553.6	(6,104.5)	8,449.1	(2,727.2)	(5,670.2)	51.7
Securities received as collateral, at fair value	200.5	—	200.5	—	(200.5)	—
Liabilities:						
Securities lending arrangements	$ 2,540.8	$ —	$ 2,540.8	$ (512.3)	$ (1,920.0)	$ 108.5
Repurchase agreements	18,261.2	(6,104.5)	12,156.7	(2,727.2)	(8,666.7)	762.8
Obligation to return securities received as collateral, at fair value	200.5	—	200.5	—	(200.5)	—

		November 30, 2024				
$ in millions	Gross Amounts	Netting in Consolidated Statements of Financial Condition	Net Amounts in Consolidated Statements of Financial Condition	Additional Amounts Available for Setoff (1)	Available Collateral (2)	Net Amount (4)
Assets:						
Securities borrowing arrangements	$ 7,213.4	$ —	$ 7,213.4	$ (325.4)	$ (1,537.3)	$ 5,350.7
Reverse repurchase agreements	11,930.7	(5,751.0)	6,179.7	(1,475.9)	(4,574.0)	129.8
Securities received as collateral, at fair value	185.6	—	185.6	—	(185.6)	—
Liabilities:						
Securities lending arrangements	$ 2,540.9	$ —	$ 2,540.9	$ (325.4)	$ (2,091.4)	$ 124.1
Repurchase agreements	18,088.9	(5,751.0)	12,337.9	(1,475.9)	(10,274.6)	587.4
Obligation to return securities received as collateral, at fair value	185.6	—	185.6	—	(185.6)	—

(1) Under master netting agreements with our counterparties, we have the legal right of offset with a counterparty, which incorporates all of the counterparty's outstanding rights and obligations under the arrangement. These balances reflect additional credit risk mitigation that is available by a counterparty in the event of a counterparty's default, but which are not netted in our Consolidated Statements of Financial Condition because other netting provisions of U.S. GAAP are not met.

(2) Includes securities received or paid under collateral arrangements with counterparties that could be liquidated in the event of a counterparty default and thus offset against a counterparty's rights and obligations under the respective repurchase agreements or securities borrowing or lending arrangements.

(3) Includes $5.81 billion of securities borrowing arrangements, for which we have received securities collateral of $5.69 billion, and $670.0 million of repurchase agreements, for which we have pledged securities collateral of $688.0 million, which are subject to master netting agreements, but we have not determined the agreements to be legally enforceable.

(4) Includes $5.31 billion of securities borrowing arrangements, for which we have received securities collateral of $5.19 billion, and $645.0 million of repurchase agreements, for which we have pledged securities collateral of $656.9 million, which are subject to master netting agreements, but we have not determined the agreements to be legally enforceable.

Note 8. Securitization Activities

We engage in securitization activities related to corporate loans, mortgage loans, consumer loans and mortgage-backed and other asset-backed securities. In our securitization transactions, we transfer these assets to special purpose entities ("SPEs") and act as the placement or structuring agent for the beneficial interests sold to investors by the SPE. A portion of our securitization transactions are the securitization of assets issued or guaranteed by U.S. government agencies. These SPEs generally meet the criteria of VIEs; however, we generally do not consolidate the SPEs as we are not considered the primary beneficiary for these SPEs. Refer to Note 9, Variable Interest Entities for further discussion on VIEs and our determination of the primary beneficiary.

We account for our securitization transactions as sales, provided we have relinquished control over the transferred assets. Transferred assets are carried at fair value with unrealized gains and losses reflected in Principal transactions revenues prior to the identification and isolation for securitization. Subsequently, revenues recognized upon securitization are reflected as net underwriting revenues. We generally receive cash proceeds in connection with the transfer of assets to an SPE. We may, however, have continuing involvement with the transferred assets, which is limited to retaining one or more tranches of the securitization (primarily senior and subordinated debt securities in the form of mortgage-backed and other-asset backed securities or CLOs). These securities are included in Financial instruments owned, at fair value and are generally initially categorized as Level 2 within the fair value hierarchy.

Securitizations that were accounted for as sales in which we had continuing involvement:

	Year Ended November 30,		
$ in millions	2025	2024	2023
Transferred assets	$ 6,228.9	$ 5,230.7	$ 8,664.5
Proceeds on new securitizations	6,228.9	5,230.7	8,639.6
Cash flows received on retained interests	26.1	33.4	22.8

We have no explicit or implicit arrangements to provide additional financial support to these SPEs, have no liabilities related to these SPEs and do not have any outstanding derivative contracts executed in connection with these securitization activities at November 30, 2025 and 2024.

Our retained interests in SPEs where we transferred assets and have continuing involvement and received sale accounting treatment:

	November 30,			
$ in millions	2025		2024	
Securitization Type	Total Assets	Retained Interests	Total Assets	Retained Interests
U.S. government agency RMBS	$ 405.7	$ 4.0	$ 3,956.8	$ 105.7
U.S. government agency CMBS	1,108.2	1.1	1,817.1	91.8
CLOs	10,970.6	436.6	9,001.9	37.2
Consumer and other loans	2,596.7	104.9	1,424.4	52.1

Total assets represent the unpaid principal amount of assets in the SPEs in which we have continuing involvement and are presented solely to provide information regarding the size of the transactions and the size of the underlying assets supporting our retained interests and are not considered representative of the risk of potential loss. Assets retained in connection with a securitization transaction represent the fair value of the securities of one or more tranches issued by an SPE, including senior and subordinated tranches. Our risk of loss is limited to this fair value amount which is included in total Financial instruments owned in our Consolidated Statements of Financial Condition.

Although not obligated, in connection with secondary market-making activities we may make a market in the securities issued by these SPEs. In these market-making transactions, we buy these securities from and sell these securities to investors. Securities purchased through these market-making activities are not considered to be continuing involvement in these SPEs. To the extent we purchased securities through these market-making activities, and we are not deemed to be the primary beneficiary of the VIE, these securities are included in agency and non-agency mortgage-backed and asset-backed securitizations in the nonconsolidated VIEs section presented in Note 9, Variable Interest Entities.

If we have not relinquished control over the transferred assets, the assets continue to be recognized in Financial instruments owned and a corresponding liability is recognized in Other secured financings. The carrying value of assets and liabilities at November 30, 2025 resulting from transfers of financial assets treated as secured financings was $456.1 million and $456.1 million, respectively. The related liabilities do not have recourse to our general credit.

Note 9. Variable Interest Entities

VIEs are entities in which equity investors lack the characteristics of a controlling financial interest. VIEs are consolidated by the primary beneficiary. The primary beneficiary is the party who has both (1) the power to direct the activities of a VIE that most significantly impact the entity's economic performance and (2) an obligation to absorb losses of the entity or a right to receive benefits from the entity that could potentially be significant to the entity.

Our variable interests in VIEs include debt and equity interests, commitments, guarantees and certain fees. Our involvement with VIEs arises primarily from:

- Purchases of securities in connection with our trading and secondary market making activities;

- Retained interests held as a result of securitization activities;

- Acting as placement agent and/or underwriter in connection with client-sponsored securitizations;

- Financing of agency and non-agency mortgage-backed and other asset-backed securities;

- Warehouse funding arrangements for client-sponsored consumer and mortgage loan vehicles and CLOs through participation agreements, forward sale agreements, reverse repurchase agreements, and revolving loan and note commitments; and

- Loans to, investments in and fees from various investment vehicles.

We determine whether we are the primary beneficiary of a VIE upon our initial involvement with the VIE and we reassess whether we are the primary beneficiary of a VIE on an ongoing basis. Our determination of whether we are the primary beneficiary of a VIE is based upon the facts and circumstances for each VIE and requires judgment. Our considerations in determining the VIE's most significant activities and whether we have power to direct those activities include, but are not limited to, the VIE's purpose and design and the risks passed through to investors, the voting interests of the VIE, management, service and/or other agreements of the VIE, involvement in the VIE's initial design and the existence of explicit or implicit financial guarantees. In situations where we have determined that the power over the VIE's significant activities is shared, we assess whether we are the party with the power over the most significant activities. If we are the party with the power over the most significant activities, we meet the "power" criteria of the primary beneficiary. If we do not have the power over the most significant activities or we determine that decisions require consent of each sharing party, we do not meet the "power" criteria of the primary beneficiary.

We assess our variable interests in a VIE both individually and in aggregate to determine whether we have an obligation to absorb losses of or a right to receive benefits from the VIE that could potentially be significant to the VIE. The determination of whether our variable interest is significant to the VIE requires judgment. In determining the significance of our variable interest, we consider the terms, characteristics and size of the variable interests, the design and characteristics of the VIE, our involvement in the VIE and our market-making activities related to the variable interests.

Consolidated VIEs:

	November 30, 2025 (1)	
$ in millions	Secured Funding Vehicles	Other
Cash	$ —	$ 1.7
Segregated cash	—	1.4
Financial instruments owned	1.4	142.6
Securities purchased under agreements to resell (2)	3,043.4	121.5
Receivables from brokers (3)	—	104.1
Other receivables	—	3.1
Other assets (4)	—	87.1
Total assets	**$ 3,044.8**	**$ 461.5**
Financial instruments sold, not yet purchased	$ —	$ 83.8
Other secured financings (5)	3,042.4	21.6
Repurchase agreement	—	147.8
Other liabilities (6)	7.3	85.1
Long-term debt	—	70.2
Total liabilities	**$ 3,049.7**	**$ 408.5**

	November 30, 2024 (1)	
$ in millions	Secured Funding Vehicles	Other
Cash	$ —	$ 1.6
Financial instruments owned	—	40.0
Securities purchased under agreements to resell (2)	2,829.7	—
Receivables from brokers (3)	—	23.5
Other receivables	—	3.0
Other assets (4)	—	90.3
Total assets	**$ 2,829.7**	**$ 158.4**
Financial instruments sold, not yet purchased	$ —	$ 7.6
Other secured financings (5)	2,823.0	26.1
Other liabilities (6)	6.7	23.1
Long-term debt	—	70.1
Total liabilities	**$ 2,829.7**	**$ 126.9**

(1) Assets and liabilities are presented prior to consolidation and thus a portion of these assets and liabilities are eliminated in consolidation.

(2) Securities purchased under agreements to resell primarily represent amounts due under collateralized transactions on related consolidated entities, all of which are eliminated in consolidation.

(3) Includes $0.5 million and $1.5 million at November 30, 2025 and 2024, respectively, with related consolidated entities, which are eliminated in consolidation.

(4) Includes $3.4 million and $3.4 million at November 30, 2025 and 2024, respectively, with related consolidated entities, which are eliminated in consolidation.

(5) Includes $780.5 million and $719.0 million at November 30, 2025 and 2024, respectively, with related consolidated entities, which are eliminated in consolidation.

(6) Includes $84.0 million and $22.0 million at November 30, 2025 and 2024, respectively, with related consolidated entities, which are eliminated in consolidation.

Secured Funding Vehicles. We sell agency and non-agency residential and commercial mortgage loans, and asset-backed securities to asset-backed financing vehicles pursuant to the terms of a master repurchase agreement. Our variable interests in these vehicles consist of our collateral margin maintenance obligations under the master repurchase agreement, and retained interests in securities issued. The assets of these VIEs consist of reverse repurchase agreements, which are available for the benefit of the vehicle's debt holders. We also from time to time securitize other financial instruments and own variable interests in other securitization vehicles.

Other. We manage investment vehicles for external investors and for the benefit of our employees and we may also hold a controlling financial interest in investment vehicles managed by third parties. The assets of these VIEs consist primarily of equity securities and broker receivables. Our variable interests in these vehicles consist of equity securities, management and performance fees and revenue share arrangements. The creditors of these VIEs do not have recourse to our general credit and each such VIE's assets are not available to satisfy any other debt.

We are the primary beneficiary of a real estate syndication entity that develops multi-family residential property and manages the property. The assets of the VIE consist primarily of real estate and its liabilities primarily consist of accrued expenses and long-term debt secured by the real estate property. Our variable interest in the VIE primarily consists of our limited liability company interest, a sponsor promote and development and asset management fees for managing the project.

We are the primary beneficiary of special purpose vehicles that hold risk retention notes issued as part of unsecured loan asset-backed transactions. Our variable interest in the VIEs primarily consists of our ownership of certificates issued by the VIEs.

Nonconsolidated VIEs

| | November 30, 2025 | | | |
| | Carrying Amount | | Maximum Exposure to | |
$ in millions	Assets	Liabilities	Loss	VIE Assets
CLOs	$ 1,245.3	$ 96.5	$ 7,055.5	$ 17,600.4
Asset-backed vehicles	1,207.3	—	1,797.1	6,616.0
Related party private equity vehicles	3.5	—	14.3	57.7
Other investment vehicles	1,722.7	—	2,009.6	74,007.9
Total	$ 4,178.8	$ 96.5	$ 10,876.5	$ 98,282.0

| | November 30, 2024 | | | |
| | Carrying Amount | | Maximum Exposure to | |
$ in millions	Assets	Liabilities	Loss	VIE Assets
CLOs	$ 951.8	$ 26.5	$ 6,511.1	$ 14,872.4
Asset-backed vehicles	827.4	—	946.3	4,266.7
Related party private equity vehicles	3.7	—	14.0	34.4
Other investment vehicles	1,107.8	—	1,365.8	19,064.1
Total	$ 2,890.7	$ 26.5	$ 8,837.2	$ 38,237.6

Maximum Disclosure to Loss

Maximum exposure to loss represents the total of the carrying value of our on-balance sheet interests in the unconsolidated VIEs and the notional amount of any unfunded off-balance sheet arrangements with the unconsolidated VIEs. With respect to CLOs and asset-backed vehicles, the off-balance sheet arrangements typically represent the undrawn notional amount of arrangements to finance the acquisition of assets during the warehousing and pre-closing phase of the vehicles. The maximum exposure to loss is based on the unlikely event that all of the assets in the VIEs become worthless and incorporates not only potential losses associated with the carrying amounts of assets recognized on the Consolidated Statements of Financial Condition but also potential losses associated with unfunded commitments and other contractual arrangements. The maximum exposure to loss does not include the offsetting benefit of any financial instruments that may be utilized to hedge the risks associated with our variable interests is not reduced by the amount of collateral held as part of a transaction with a VIE and does not consider any executed forward sale agreements where we have committed to sell ownership interests in any of the investment vehicles.

Collateralized Loan Obligations. Assets collateralizing the CLOs include bank loans, participation interests, sub-investment grade and senior secured U.S. loans, and senior secured Euro-denominated corporate leveraged loans and bonds. We underwrite securities issued in CLO transactions on behalf of sponsors and provide advisory services to the sponsors. We may also sell corporate loans to the CLOs. Our variable interests where we have been involved in providing underwriting and/or advisory services include:

- Forward sale agreements whereby we commit to sell, at a fixed price, corporate loans and ownership interests in a CLO;

- Warehouse funding arrangements in the form of:

  ◦ Participation interests in corporate loans and commitments to fund such participation interests;

  ◦ Reverse repurchase agreements and commitments to fund such reverse repurchase agreements;

  ◦ Variable funding notes; and

  ◦ Senior and subordinated notes issued in connection with CLO warehousing activities.

- Trading positions in securities issued in CLO transactions.

Asset-Backed Vehicles. We provide financing and lending related services to certain client-sponsored VIEs in the form of revolving funding note agreements, revolving credit facilities, forward purchase agreements and reverse repurchase agreements. We also may transfer originated corporate loans to certain VIEs and hold subordinated interests issued by the vehicle. The underlying assets, which are collateralizing the vehicles, are primarily composed of unsecured consumer loans, mortgage loans and corporate loans. In addition, we may provide structuring and advisory services and act as an underwriter or placement agent for securities issued by the vehicles. We do not control the activities of these entities.

Related Party Private Equity Vehicles. We have committed to invest in private equity funds, (the "JCP Funds", including JCP Fund V (refer to Note 10, Investments for further information)) managed by Jefferies Capital Partners, LLC (the "JCP Manager"). Additionally, we have committed to invest in the general partners of the JCP Funds (the "JCP General Partners") and the JCP Manager. Our variable interests consist of equity interests that, in total, provide us with limited and general partner investment returns of the JCP Funds, a portion of the carried interest earned by the JCP General Partners and a portion of the management fees earned by the JCP Manager. At November 30, 2025 and 2024, our remaining equity commitment in the JCP Entities was 9.7 million and 9.8 million, respectively. At November 30, 2025 and 2024, we also had remaining commitments of $0.4 million and 0.5 million, respectively, to a private equity fund managed by us for the benefit of our employees. The carrying value of our collective equity interests were $3.4 million and $3.7 million at November 30, 2025 and 2024, respectively. Our exposure to loss is limited to the total of our carrying value and unfunded equity commitment. The assets of the vehicles primarily consist of private equity and equity related investments.

Other Investment Vehicles. At November 30, 2025 and 2024, our remaining equity commitment in various other investment vehicles was $282.2 million and $258.0 million, respectively. The carrying value of our equity investments was $1.72 billion and $1.11 billion at November 30, 2025 and 2024, respectively. Our exposure to loss is limited to the total of our carrying value and unfunded equity commitment. These investment vehicles have assets primarily consisting of private and public equity investments, debt instruments, trade and insurance claims, various oil and gas assets and energy tax credits.

Mortgage-Backed and Other Asset-Backed Secured Funding Vehicles. In connection with our secondary trading and market-making activities, we buy and sell agency and non-agency mortgage-backed securities and other asset-backed securities, which are issued by third-party securitization SPEs and are generally considered variable interests in VIEs. Securities issued by securitization SPEs are backed by residential mortgage loans, U.S. agency collateralized mortgage obligations, commercial mortgage loans, CDOs and CLOs and other consumer loans, such as installment receivables, automobile loans and student loans. These securities are accounted for at fair value and included in Financial instruments owned. We have no other involvement with the related SPEs and therefore do not consolidate these entities.

We also engage in underwriting, placement and structuring activities for third-party-sponsored securitization trusts generally through agency (Fannie Mae, Federal Home Loan Mortgage Corporation ("Freddie Mac") or Ginnie Mae) or non-agency-sponsored SPEs and may purchase loans or mortgage-backed securities from third-parties that are subsequently transferred into the securitization trusts. The securitizations are backed by residential and commercial mortgage, home equity and automobile loans. We do not consolidate agency-sponsored securitizations as we do not have the power to direct the activities of the SPEs that most significantly impact their economic performance. Further, we are not the servicer of non-agency-sponsored securitizations and therefore do not have power to direct the most significant activities of the SPEs and accordingly, do not consolidate these entities. We may retain unsold senior and/or subordinated interests at the time of securitization in the form of securities issued by the SPEs.

At November 30, 2025 and 2024, we held $1.06 billion and $1.84 billion of agency mortgage-backed securities, respectively, and $156.3 million and $201.1 million of non-agency mortgage-backed and other asset-backed securities, respectively, as a result of our secondary trading and market-making activities, and underwriting, placement and structuring activities. Our maximum exposure to loss on these securities is limited to the carrying value of our investments in these securities. These mortgage-backed and other asset-backed secured funding vehicles discussed are not included in the above table containing information about our variable interests in nonconsolidated VIEs.

Note 10. Investments

Investments for which we exercise significant influence over the investee are accounted for under the equity method of accounting with our shares of the investees' earnings recognized in Other revenues. Equity method investments, including any loans to the investees, are reported within Investments in and loans to related parties.

	November 30,	
$ in millions	2025	2024
Total Investments in and loans to related parties	$ 1,496.1	$ 1,385.7

	Year Ended November 30,		
$ in millions	2025	2024	2023
Total equity method pickup earnings (losses) recognized in Other revenues	$ 95.3	$ 86.5	$ (192.2)

The following presents summarized financial information about our significant equity method investees. For certain investees, we receive financial information on a lag and the summarized information provided for these investees is based on the latest financial information available as of November 30, 2025, 2024 and 2023, respectively.

Jefferies Finance

Jefferies Finance, our 50/50 joint venture with Massachusetts Mutual Life Insurance Company ("MassMutual") structures, underwrites and syndicates primarily senior secured loans to corporate borrowers; and manages proprietary and third-party investments in both broadly syndicated and direct lending loans. In connection with its Leveraged Finance business, loans are originated primarily through our investment banking efforts and Jefferies Finance typically syndicates to third-party investors substantially all of its arranged volume through us. The Asset Management business is a multi-strategy private credit platform

that manages proprietary and third-party capital across various types of investment vehicles. Broadly syndicated loan investments are sourced through transactions arranged by Jefferies Finance and third-party arrangers and managed through its subsidiary, Apex Credit Partners LLC. Direct lending investments are primarily sourced through us. Jefferies Finance and its subsidiaries that are involved in investment management are registered investment advisers with the SEC.

At November 30, 2025, we and MassMutual each had equity commitments to Jefferies Finance of $750.0 million, for a combined total commitment of $1.5 billion. The equity commitment is reduced quarterly based on our share of any undistributed earnings from Jefferies Finance and the commitment is increased only to the extent the share of such earnings are distributed. At November 30, 2025, our remaining commitment to Jefferies Finance was $15.4 million. The investment commitment is scheduled to expire on March 1, 2026 with automatic one year extensions absent a 60 day termination notice by either party.

Jefferies Finance has executed a secured revolving credit facility with us and MassMutual, to be funded equally, to support loan underwritings by Jefferies Finance, which bears interest based on the interest rates of the related Jefferies Finance underwritten loans and is secured by the underlying loans funded by the proceeds of the facility. The total facility is a committed amount of $500.0 million at November 30, 2025. Advances are shared equally between us and MassMutual. The facility is scheduled to mature on March 1, 2026 with automatic one year extensions absent a 60 day termination notice by either party. At November 30, 2025, our $250.0 million commitment was undrawn.

Activity related to the facility:

	Year Ended November 30,		
$ in millions	2025	2024	2023
Interest income	$ 0.3	$ —	$ —
Unfunded commitment fees	1.2	1.2	1.2

Selected financial information for Jefferies Finance:

	November 30,	
$ in millions	2025	2024
Total assets	$ 7,356.1	$ 5,762.6
Total liabilities	5,959.2	4,415.6
Total mezzanine equity	14.8	14.4

	November 30,	
$ in millions	2025	2024
Our total equity balance	$ 691.0	$ 666.3

	Year Ended November 30,		
$ in millions	2025	2024	2023
Net earnings (losses)	$ 47.9	$ 73.0	$ (12.5)

Activity related to our other transactions with Jefferies Finance:

	Year Ended November 30,		
$ in millions	2025	2024	2023
Origination and syndication fee revenues (1)	$ 245.1	$ 252.3	$ 133.7
Origination fee expenses (1)	74.5	60.7	28.6
CLO placement and structuring fee revenues (2)	2.4	1.1	2.1
Placement and referral fee revenues (3)	23.5	3.6	3.7
Asset management fee revenues (4)	7.5	—	—
Underwriting fees (5)	0.5	2.7	—
Service fees (6)	127.5	100.7	100.1

(1) We engage in the origination and syndication of loans underwritten by Jefferies Finance. In connection with such services, we earn fees, which are recognized in Investment banking revenues. In addition, we pay fees to Jefferies Finance in respect of certain loans originated by Jefferies Finance, which are recognized as Business development expenses.

(2) We act as a placement and/or structuring agent for CLOs managed by Jefferies Finance, which are recognized as fees and included in Investment banking revenues.

(3) We act as a placement agent for investment funds managed by Jefferies Finance, which are recognized as fees and included in Commissions and other fees.

(4) Under a fee and revenue sharing agreement with Jefferies Finance, we receive fees, which are included in Asset management fees and revenues.

(5) We act as underwriter in connection with term loans issued by Jefferies Finance. The fees are included in Investment banking revenues.

(6) Under a service agreement, we charge Jefferies Finance for various administrative services provided.

Additional balances with Jefferies Finance as reported in our Consolidated Statements of Financial Condition.

	November 30,	
$ in millions	2025	2024
Assets		
Financial instruments owned, at fair value (1)	$ 10.9	$ 16.0
Other assets (2)	7.0	1.9
Liabilities		
Financial instruments sold, not yet purchased, at fair value (1)	$ 0.4	$ —
Payables:		
Brokers, dealers and clearing organizations (3)	17.2	—
Customers (4)	3.3	13.7

(1) In connection with our capital markets activities, from time to time we make a market in long-term debt securities and term loans of Jefferies Finance (i.e., we buy and sell debt securities and tern loans of Jefferies Finance).

(2) Receivable for services and certain fees from Jefferies Finance.

(3) Cash collateral, net, received from Jefferies Finance on OTC foreign currency derivatives.

(4) Payable to Jefferies Finance in connection with loans originated by Jefferies Finance to borrowers who are investment banking clients of ours. We have also entered into an agreement to indemnify Jefferies Finance with respect to any foreign currency exposure on these loans.

Berkadia

Berkadia is a commercial real estate finance and investment sales joint venture that was formed by us and Berkshire Hathaway Inc. We are entitled to receive 45.0% of the profits of Berkadia. Berkadia originates commercial and multifamily real estate loans that are sold to U.S. government agencies or other investors with Berkadia retaining the servicing rights. Berkadia also provides advisory services in connection with sales of multifamily assets. Berkadia is a servicer of commercial real estate loans in the U.S., performing primary, master and special servicing functions for U.S. government agency programs and financial services companies.

Commercial paper issued by Berkadia is supported by a $1.50 billion surety policy issued by a Berkshire Hathaway insurance subsidiary and corporate guaranty, and we have agreed to reimburse Berkshire Hathaway for one-half of any losses incurred thereunder. At November 30, 2025, the aggregate amount of commercial paper outstanding was $1.47 billion.

Selected financial information for Berkadia:

	November 30,	
$ in millions	2025	2024
Total assets	$ 5,269.8	$ 4,963.2
Total liabilities	3,953.1	3,515.6
Total noncontrolling interest	369.0	502.1

	November 30,	
$ in millions	2025	2024
Our total equity balance	$ 429.7	$ 427.7

	Year Ended November 30,		
$ in millions	2025	2024	2023
Gross revenues	$ 1,422.3	$ 1,210.0	$ 1,120.2
Net earnings	232.4	186.0	120.4
Our share of net earnings	104.6	85.3	52.5

	Year Ended November 30,		
$ in millions	2025	2024	2023
Distributions we received	$ 102.5	$ 58.5	$ 58.1

At November 30, 2025 and 2024, we had commitments to purchase $13.6 million and $21.8 million, respectively, of agency CMBS from Berkadia.

Activity related to our other transactions with Berkadia:

	Year Ended November 30,		
$ in millions	2025	2024	2023
Transaction referral fee revenue (1)	$ 0.1	$ 0.4	$ —
Loan origination fees paid (2)	—	0.8	—

(1) We refer Berkadia to our clients to act as a transaction servicer and receive fees, which are included in Commissions and other fees.

(2) We pay fees to Berkadia for loan originations and realty sales. Loan origination fees are capitalized as debt issuance costs and amortized over the life of the loan. Realty sales commissions are included in Cost of sales.

Real Estate Investments

Our real estate equity method investments primarily consist of our equity interests in Brooklyn Renaissance Plaza and Hotel and 54 Madison.

Brooklyn Renaissance Plaza is composed of a hotel, office building complex and parking garage located in Brooklyn, New York. We have a 25.4% equity interest in the hotel and a 61.3% equity interest in the office building and garage. Although we have a majority interest in the office building and garage, we do not have control, but only have the ability to exercise significant influence on this investment. We are amortizing our basis difference between the estimated fair value and the underlying book value of Brooklyn Renaissance office building and garage over the respective useful lives (weighted average life of 39 years).

We own a 48.1% equity interest in 54 Madison, a fund that most recently owned an interest in one real estate project and is in the process of being liquidated.

Selected financial information for the real estate investments:

$ in millions	November 30, 2025	November 30, 2024
Total assets	$ 312.6	$ 326.0
Total liabilities	470.7	484.7

$ in millions	November 30, 2025	November 30, 2024
Our total equity balance	$ 98.7	$ 97.8

	Year Ended November 30,		
$ in millions	2025	2024	2023
Net earnings	$ 3.6	$ 5.1	$ 2.2

	Year Ended November 30,		
$ in millions	2025	2024	2023
Distributions we received from Brooklyn Renaissance Hotel	$ 1.2	$ 0.4	$ —
Distributions we received from 54 Madison	—	—	19.4

JCP Fund V

We have limited partnership interests of 11% and 50% in Jefferies Capital Partners V L.P. and Jefferies SBI USA Fund L.P. (together, "JCP Fund V"), respectively, which are private equity funds managed by a team led by our President and which are in the process of being fully liquidated. The amount of our investments in JCP Fund V included in Financial instruments owned, at fair value was $2.8 million and $2.9 million at November 30, 2025 and 2024, respectively. We account for these investments at fair value based on the NAV of the funds provided by the fund managers. The following summarizes the results from these investments which are included in Principal transactions revenues:

	Year Ended November 30,		
$ in millions	2025	2024	2023
Net gains (losses) from our investments in JCP Fund V	$ (0.1)	$ 0.7	$ (9.0)

At both November 30, 2025 and 2024, our unfunded commitment relating to JCP Fund V was $8.7 million. We do not expect any further capital to be called by JCP Fund V.

Selected financial information for 100.0% of JCP Fund V, in which we own effectively 35.1% of the combined equity interests:

	September 30,	
$ in millions	2025 (1)	2024 (1)
Total assets	$ 8.0	$ 8.2
Total liabilities	0.1	0.1
Total partners' capital	7.9	8.1

	Twelve Months Ended September 30,		
$ in millions	2025 (1)	2024 (1)	2023 (1)
Net (decrease) increase in net assets resulting from operations	$ (0.2)	$ 1.8	$ 61.4

(1) Financial information for JCP Fund V included in our financial position at November 30, 2025 and 2024 and our results of operations for the years ended November 30, 2025, 2024 and 2023 is based on the periods presented.

Hildene

In July 2024, we invested $25.0 million in the Class A Common Equity Units of Hildene Insurance Holdings, LLC ("Hildene Insurance," an investment fund with insurance exposures. On March 1, 2025, we made an additional investment of $75.0 million in Hildene Insurance, which resulted in an increase of our effective ownership from 8.8% to 23.5%. The investment is accounted for under the equity method with a carrying amount of $113.8 million and $27.5 million at November 30, 2025 and 2024, respectively.

Selected financial information for 100.0% of Hildene Insurance:

	September 30,	
$ in millions	2025 (1)	2024 (1)
Total assets	$ 498.4	$ 304.2
Total liabilities	0.7	0.2
Total members' equity	497.7	304.0

	Three Months Ended			
$ in millions	September 30, 2025	June 30. 2025	March 31, 2025	December 31, 2024
Net increase in members' equity resulting from operations	$ 75.9	$ 44.9	$ 27.5	$ 8.4

(1) Financial information for Hildene Insurance included in our financial position at November 30, 2025 and 2024 and results of operations for the year ended November 30, 2025 is based on the periods presented.

On December 9, 2025, we entered into an agreement to acquire a 50% interest in Hildene Holding Company, LLC, parent of Hildene Capital Management, LLC, a credit-focused asset manager and the parent of Hildene Insurance. We will contribute our existing revenue share, a portion of our interest in a Hildene-managed fund, and $340.0 million in cash. Hildene's principals will contribute their ownership interests and approximately $250.0 million of the fund and related equity interests. Closing is expected in the third quarter of 2026, subject to customary approvals.

Monashee

We had an equity method investment with a carrying amount of $15.8 million at November 30, 2023, consisting of shares in Monashee, an investment management company, registered investment advisor and general partner of various investment management funds, which provided us with 50.0% voting rights interest and the rights to distributions of 47.5% of the annual net profits of Monashee's operations if certain thresholds were met.

During the three months ended February 29, 2024, our shares were converted to preferred shares, which provide us with rights to be paid dividends based on Monashee's performance and management fees, and we recognized a gain of $6.0 million upon the nonmonetary exchange. In addition, we invested $5.2 million in mandatorily redeemable preferred shares issued by Monashee. The investment in the preferred shares is accounted for at cost, less impairment, if any. The investment in the mandatorily redeemable preferred shares is accounted for at fair value.

We also had an investment management agreement whereby Monashee provides asset management services to us for certain separately managed accounts.

Activity related to these separately managed accounts:

$ in millions	Year Ended November 30, 2023
Investment loss (1)	$ (0.1)
Management fees (2)	0.8

(1)   Included in Principal transactions revenues.

(2)   Included in Floor brokerage and clearing fees.

ApiJect

We own shares which represent a 33.6% economic interest in ApiJect at November 30, 2025 and 2024, which are accounted for at fair value by electing the fair value option available under U.S. GAAP, and are included within corporate equity securities in Financial instruments owned, at fair value. At November 30, 2025 and 2024, the total fair value of our total equity investment in common shares of ApiJect was $97.9 million and $116.1 million, respectively, which is classified within Level 3 of the fair value hierarchy. Additionally, we own warrants to purchase up to 950,000 shares of common stock at any time or from time to time on or before April 15, 2032.

During the year ended November 30, 2025, we recognized a valuation loss of $18.2 million and $0.2 million on our ApiJect common shares and warrants, respectively.

We recognized interest income of $0.2 million on the two convertible promissory notes during the year ended 2024. During the year ended 2024, we recognized a gain of $1.2 million, relating to the conversion of the notes.

We also have a term loan agreement with a principal of ApiJect for $23.3 million, which matures on January 31, 2026. The loan is accounted for at amortized cost and reported within Other assets. The loan had a fair value of $23.3 million and $23.3 million at November 30, 2025 and 2024, respectively, which would be classified as Level 3 in the fair value hierarchy.

In December 2025, we purchased two secured convertible promissory notes totaling $9.8 million from ApiJect.

SPAC

Prior to May 2024, we owned 73.4% of the publicly traded units of a special purpose acquisition company ("SPAC"), which represented 25.7% of its voting shares. We considered the SPAC a VIE and had significant influence over the SPAC but were not considered to be the primary beneficiary as we did not have control. Our investment was accounted for at fair value pursuant to the fair value option and was included within corporate equity securities in Financial instruments owned. In May 2024, the company redeemed all of its outstanding units issued in its initial public offering, and our investment in the SPAC was redeemed in cash for approximately $24.3 million.

Stratos

We had a 49.9% voting interest in Stratos and had the ability to significantly influence Stratos through our seats on the board of directors. On September 14, 2023, we acquired the additional 50.1% voting interest in Stratos (refer to Note 4, Business Acquisitions and Discontinued Operations for further information). As a result, the financial statements of Stratos are consolidated into our consolidated financial statements. During 2023, prior to the acquisition, we contributed additional capital of $20.0 million.

Selected financial information for Stratos:

$ in millions	Year Ended November 30, 2023 (1)
Net losses	$ (36.4)

(1) Represents the period prior to the step-acquisition.

Aircadia

In December 2023, Aircadia Leasing II LLC ("Aircadia"), a wholly owned subsidiary, purchased airplanes and simultaneously entered into a lease with the seller to lease the airplanes for a term of 42 months. The transaction was accounted for as a sale leaseback and the airplanes were recognized within Premises and equipment at $57.7 million.

$ in millions	Year Ended November 30,	
	2025	2024
Operating lease income	$ 6.9	$ 20.7

Also in December 2023, we provided a loan to the seller for $30.0 million, which was paid off on April 1, 2025. The loan was accounted for at amortized cost and included within Investments in and loans to related parties. We recognized interest income of $1.0 million and $3.1 million during the year ended November 30, 2025 and 2024, respectively. We also hold preferred shares in the seller, which are accounted for at fair value in Financial instruments owned with a fair value of $43.2 million and $37.1 million at November 30, 2025 and 2024, respectively, and are classified within Level 3 of the fair value hierarchy.

In September 2024, we provided a €15.0 million loan, maturing in May 15, 2026, to an individual related to the seller, secured by a privately owned aircraft and guaranteed by the individual. We recognized interest income of $2.0 million during the year ended November 30, 2025.

During 2024, we classified the airplanes related to the sale leaseback transaction as held for sale. Effective with the designation of the airplanes as held for sale, we suspended recording depreciation on these assets. The airplanes were included within Assets held for sale on our Consolidated Statements of Financial Condition and had a carrying amount of $51.9 million at November 30, 2024. During the second quarter of 2025, we agreed to sell the airplanes and we recognized a loss of $12.8 million during the three months ended May 31, 2025. The sale closed in the third quarter of 2025.

OpNet

On November 30, 2023, we provided notice of our intent to convert certain classes of our preferred shares into common shares. As a result, we obtained control of OpNet and consolidated its assets and liabilities in our consolidated financial statements as of November 30, 2023. Upon conversion on May 7, 2024, our ownership increased to 57.5% of the common shares and our voting rights increased to 72.6% of the aggregate voting rights of OpNet. From the time we obtained control of OpNet to its sale in August 2024, its wholesale business was considered a VIE and classified as held for sale. We also consolidate Tessellis, a subsidiary of OpNet, which is not considered to be a VIE. Refer to Note 4, Business Acquisitions for further information. Prior to the acquisition and consolidation of OpNet, we accounted for our equity investment in OpNet under the equity method.

We recognized equity method pickup losses of $254.1 million for the year ended November 30, 2023 in Other revenues.

During the year ended November 30, 2023, we contributed $167.2 million to OpNet through direct subscription, settlement of subscription advances and the conversion of a shareholder loan.

Selected financial information for OpNet:

$ in millions	Year Ended November 30, 2023
Net losses	$ (278.3)

Golden Queen Mining Company LLC

We had a 50.0% ownership interest in Golden Queen, which owns and operates a gold and silver mine project located in California. We sold our interest in Golden Queen in November 2023. During the year ended 2023, we recognized impairment charges of $57.2 million on our investment within Other revenues. We sold our interest in Golden Queen in November 2023 and recognized a gain of $1.7 million.

Selected financial information for Golden Queen:

$ in millions	Year Ended November 30, 2023
Net losses	$ (0.3)

Note 11. Credit Losses on Financial Assets Measured at Amortized Cost

Secured Financing Receivables. In evaluating secured financing receivables (reverse repurchases agreements, securities borrowing arrangements, and margin loans), the underlying collateral maintenance provisions are taken into consideration. The underlying contractual collateral maintenance for significantly all of our secured financing receivables requires that the counterparty continually adjust the collateralization amount, securing the credit exposure on these contracts. Collateralization levels for our secured financing receivables are initially established based upon the counterparty, the type of acceptable collateral that is monitored daily and adjusted to mitigate the potential of any credit losses. Credit losses are not recognized for secured financing receivables where the underlying collateral's fair value is equal to or exceeds the asset's amortized cost basis. In cases where the collateral's fair value does not equal or exceed the amortized cost basis, the allowance for credit losses, if any, is limited to the difference between the fair value of the collateral at the reporting date and the amortized cost basis of the financial assets.

Broker Receivables. Our receivables from brokers, dealers, and clearing organizations include deposits of cash with exchange clearing organizations to meet margin requirements, amounts due from clearing organizations for daily variation settlements, securities failed-to-deliver or receive and receivables and

payables for fees and commissions. These receivables generally do not give rise to material credit risk and have a remote probability of default either because of their short-term nature or due to the credit protection framework inherent in the design and operations of brokers, dealers and clearing organizations. As such, generally, no allowance for credit losses is held against these receivables.

Investment Banking Fee Receivables. Our allowance for credit losses on our investment banking fee receivables uses a provisioning matrix based on the shared risk characteristics and historical loss experience for such receivables. In some instances, we may adjust the allowance calculated based on the provision matrix to incorporate a specific allowance based on the unique credit risk profile of a receivable. The provisioning matrix is periodically updated to reflect changes in the underlying portfolio's credit characteristics and most recent historical loss data.

Allowance for credit losses for investment banking receivables:

	Year Ended November 30,		
$ in thousands	2025	2024	2023
Beginning balance	$ 5,277	$ 6,306	$ 5,914
Bad debt expense	7,804	6,314	6,568
Charge-offs	(3,131)	(2,720)	(3,246)
Recoveries collected	(6,269)	(4,623)	(2,930)
Ending balance (1)	$ 3,681	$ 5,277	$ 6,306

(1) Substantially all of the allowance for doubtful accounts relate to mergers and acquisitions and restructuring fee receivables, which include recoverable expense receivables.

Other Financial Assets. For all other financial assets measured at amortized cost, we estimate expected credit losses over the financial assets' life as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. During the year ended November 30, 2024, we recognized bad debt expense of $26.2 million related to receivables associated with our asset management arrangements with Weiss Multi-Strategy Advisers.

Note 12. Goodwill and Intangible Assets

Goodwill

	Year Ended November 30, 2025		
$ in thousands	Investment Banking and Capital Markets	Asset Management	Total
Balance, at beginning of period	$ 1,533,013	$ 294,925	$ 1,827,938
Currency translation and other adjustments	2,948	10,445	13,393
Measurement period adjustments (1)	—	1,802	1,802
Write-off related to disposals	—	(5,563)	(5,563)
Balance, at end of period	$ 1,535,961	$ 301,609	$ 1,837,570

(1) Relates to a measurement period adjustment recorded during the second quarter of 2025 attributable to the Go Internet acquisition. Refer to Note 4, Business Acquisitions and Discontinued Operations for further discussion.

	Year Ended November 30, 2024		
$ in thousands	Investment Banking and Capital Markets	Asset Management	Total
Balance, at beginning of period	$ 1,532,172	$ 315,684	$ 1,847,856
Currency translation and other adjustments	841	(3,107)	(2,266)
Measurement period adjustments (1)	—	(26,230)	(26,230)
Goodwill relating to acquisitions by Tessellis	—	8,578	8,578
Balance, at end of period	$ 1,533,013	$ 294,925	$ 1,827,938

(1) Includes a $27.0 million measurement period adjustment recorded during the first quarter of 2024 related to the OpNet acquisition. Refer to Note 4, Business Acquisitions and Discontinued Operations for further discussion.

Carrying values of goodwill by reporting unit:

	November 30,	
$ in millions	2025	2024
Investment banking	$ 702.0	$ 700.7
Equities and wealth management	255.9	255.4
Fixed income	578.0	576.9
Asset management	143.0	143.0
Other investments	158.7	151.9
Total	$ 1,837.6	$ 1,827.9

Goodwill Impairment Testing

The goodwill impairment test is performed at the level of the reporting unit. A reporting unit is an operating segment or one level below an operating segment. The fair value of each reporting unit is compared with its carrying value, including goodwill and allocated intangible assets. If the fair value is in excess of the carrying value, the goodwill for the reporting unit is considered not to be impaired. If the fair value is less than the carrying value, then an impairment loss is recognized for the amount by which the carrying value of the reporting unit exceeds the reporting unit's fair value.

We test goodwill allocated to our Investment Banking, Equities, Fixed Income and Asset Management reporting units annually on August 1 and test goodwill allocated to other individual reporting units annually on November 30. Our annual goodwill impairment testing at August 1, 2025 did not indicate any goodwill impairment in any of our Investment Banking, Equities and Fixed Income reporting units, which are part of our Investment Banking and Capital Markets reportable segment and did not indicate any goodwill impairment in our Asset Management reporting unit. Our annual goodwill impairment testing of our other individual reporting units did not indicate any goodwill impairment.

For our reporting units that are part of our Investment Banking and Capital Markets and Asset Management reportable segments, we generally perform a quantitative assessment, which involves a quantitative calculation to estimate the fair value of a reporting unit. Estimating the fair value of a reporting unit requires management judgment. Estimated fair values for our reporting units were determined using methodologies that include a market valuation method that incorporated price-to-earnings and price-to-book multiples of comparable public companies and/or projected cash flows. Under the market valuation approach, the key assumptions are the selected multiples and our internally developed projections of future profitability, growth and return on equity for each reporting unit. The weight assigned to the multiples requires judgment in qualitatively and quantitatively evaluating the size, profitability and the nature of the business activities of the reporting units as compared to the comparable publicly-traded companies. In

addition, as the fair values determined under the market valuation approach represent a noncontrolling interest, we applied a control premium to arrive at the estimated fair value of each reporting unit on a controlling basis. We engaged an independent valuation specialist to assist us in our quantitative valuation process at August 1.

Intangible Assets

Intangible assets are included in Other assets.

	November 30, 2025				Weighted Average Remaining Lives (Years)
$ in thousands	Gross Cost	Assets Acquired	Accumulated Amortization	Net Carrying Amount	
Customer relationships	$ 166,328	$ 622	$ (116,810)	$ 50,140	4.6
Trademarks and trade names	160,674	—	(55,948)	104,726	20.6
Exchange and clearing organization membership interests and registrations	8,717	—	—	8,717	N/A
Other	86,815	99	(47,920)	38,994	2.8
Total	$ 422,534	$ 721	$ (220,678)	$202,577	

	November 30, 2024					Weighted Average Remaining Lives (Years)
$ in thousands	Gross Cost	Assets Acquired (1)	Impairment Losses	Accumulated Amortization	Net Carrying Amount	
Customer relationships	$136,049	$ 26,450	$ —	$ (104,539)	$ 57,960	5.6
Trademarks and trade names	146,032	8,533	—	(45,412)	109,153	21.4
Exchange and clearing organization membership interests and registrations	8,715	—	(10)	—	8,705	N/A
Other	50,930	26,316	—	(26,693)	50,553	3.9
Total	$341,726	$ 61,299	$ (10)	$ (176,644)	$226,371	

(1) Includes a $39.3 million measurement period adjustment recorded during the first quarter of 2024 related to the OpNet acquisition. Refer to Note 4, Business Acquisitions and Discontinued Operations for further information.

At August 1, 2025, we performed our annual impairment testing of intangible assets with an indefinite useful life consisting of exchange and clearing organization membership interests and registrations. We utilized quantitative assessments of membership interests and registrations that have available quoted sales prices as well as certain other membership interests and registrations that have declined in utilization and qualitative assessments were performed on the remainder of our indefinite-life intangible assets. In applying our quantitative assessments, there were no impairment losses on certain exchange membership interests and registrations. With regard to our qualitative assessments of the remaining indefinite life intangible assets, based on our assessments of market conditions, the utilization of the assets and the replacement costs associated with the assets, we have concluded that it is more likely than not that the intangible assets are not impaired.

Amortization Expense

For finite life intangible assets, we recognized aggregate amortization expense of $33.5 million, $30.3 million and $9.3 million for the years ended November 30, 2025, 2024 and 2023, respectively. These expenses are included in Depreciation and amortization.

Notes to Consolidated Financial Statements

Estimated future amortization expense:

Year Ending November 30,	$ in thousands
2026	$ 33,273
2027	29,994
2028	28,505
2029	16,215
2030	9,308

Note 13. Revenues from Contracts with Customers

$ in thousands	Year Ended November 30,		
	2025	2024	2023
Revenues from contracts with customers:			
Investment banking	$ 3,787,318	$ 3,302,664	$ 2,169,366
Commissions and other fees	1,300,950	1,085,349	905,665
Asset management fees	67,719	50,700	33,867
Real estate revenues	94,630	119,050	44,825
Internet connection and broadband revenues	228,063	240,874	—
Other contracts with customers	67,810	59,388	79,485
Total revenue from contracts with customers	**5,546,490**	**4,858,025**	**3,233,208**
Other sources of revenue:			
Principal transactions	1,610,960	1,816,963	1,413,283
Revenues from strategic affiliates	90,567	41,802	48,707
Interest	3,402,317	3,543,497	2,868,674
Other	173,343	254,782	(122,473)
Total revenues	$ 10,823,677	$ 10,515,069	$ 7,441,399

Revenue from contracts with customers is recognized when, or as, we satisfy our performance obligations by transferring the promised goods or services to the customers. A good or service is transferred to a customer when, or as, the customer obtains control of that good or service. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied over time is recognized by measuring our progress in satisfying the performance obligation in a manner that depicts the transfer of the goods or services to the customer. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that we determine the customer obtains control over the promised good or service. The amount of revenue recognized reflects the consideration we expect to be entitled to in exchange for those promised goods or services (i.e., the "transaction price"). In determining the transaction price, we consider multiple factors, including the effects of variable consideration. Variable consideration is included in the transaction price only to the extent it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainties with respect to the amount are resolved. In determining when to include variable consideration in the transaction price, we consider the range of possible outcomes, the predictive value of our past experiences, the time period of when uncertainties expect to be resolved and the amount of consideration that is susceptible to factors outside of our influence, such as market volatility or the judgment and actions of third-parties.

The following provides detailed information on the recognition of our revenues from contracts with customers:

- *Investment Banking.* We provide our clients with a full range of financial advisory and underwriting services. Revenues from financial advisory services primarily consist of fees generated in connection with merger, acquisition and restructuring

transactions. Advisory fees from mergers and acquisitions engagements are recognized at a point in time when the related transaction is completed, as the performance obligation is to successfully broker a specific transaction. Fees received prior to the completion of the transaction are deferred within Accrued expenses and other liabilities. Advisory fees from restructuring engagements are recognized over time using a time elapsed measure of progress as our clients simultaneously receive and consume the benefits of those services as they are provided. A significant portion of the fees we receive for our advisory services are considered variable as they are contingent upon a future event (*e.g.*, completion of a transaction or third-party emergence from bankruptcy) and are excluded from the transaction price until the uncertainty associated with the variable consideration is subsequently resolved, which is expected to occur upon achievement of the specified milestone. Payment for advisory services is generally due promptly upon completion of a specified milestone or, for retainer fees, periodically over the course of the engagement. We recognize a receivable between the date of completion of the milestone and payment by the customer. Expenses associated with investment banking advisory engagements are deferred only to the extent they are explicitly reimbursable by the client and the related revenue is recognized at a point in time. All other investment banking advisory related expenses, including expenses incurred related to restructuring assignments, are expensed as incurred. All investment banking advisory expenses are recognized within their respective expense category in our Consolidated Statements of Earnings and any expenses reimbursed by our clients are recognized as Investment banking revenues.

Underwriting services include underwriting and placement agent services in both the equity and debt capital markets, including private equity placements, initial public offerings, follow-on offerings and equity-linked securities transactions and structuring, underwriting and distributing public and private debt, including investment grade debt, high yield bonds, leveraged loans, municipal bonds and mortgage-backed and asset-backed securities. Underwriting and placement agent revenues are recognized at a point in time on trade-date, as the client obtains the control and benefit of the underwriting offering at that point. Costs associated with underwriting transactions are deferred until the related revenue is recognized or the engagement is otherwise concluded and are recorded on a gross basis within Underwriting costs as we are acting as a principal in the arrangement. Any expenses reimbursed by our clients are recognized as Investment banking revenues.

- *Commissions and Other Fees.* We earn commission and other fee revenue by executing, settling and clearing transactions for clients primarily in equity, equity-related and futures products and facilitating foreign currency spot transactions. Trade execution and clearing services, when provided together, represent a single performance obligation as the services are not separately identifiable in the context of the contract. Commission revenues associated with combined trade execution and clearing services, as well as trade execution services on a standalone basis, are recognized at a point in time on trade-date. Commissions revenues are generally paid on settlement date, and we record a receivable between trade-date and payment on settlement date. We permit institutional customers to allocate a portion of their gross commissions to pay for research products and other services provided by third parties. The amounts allocated for those purposes are commonly referred to as soft dollar arrangements. We act as an agent in the soft dollar arrangements as the customer controls the use of the soft dollars and directs our payments to third-party service providers on its behalf. Accordingly, amounts allocated to soft dollar arrangements are netted against commission revenues in our Consolidated Statements of Earnings. We also earn investment research fees for the sales of our proprietary investment research when a contract with a client has been identified. The delivery of investment research services represents a distinct performance obligation that is satisfied over time when the performance obligation is to provide ongoing access to a research platform or research analysts, with fees recognized on a straight-line basis over the period in which the performance obligation is satisfied. The performance obligation is satisfied at a point in time when the performance obligation is to provide individual interactions with research analysts or research events, with fees recognized on the interaction date.

We earn account advisory and distribution fees in connection with wealth management services. Account advisory fees are recognized over time using the time-elapsed method as we determined that the customer simultaneously receives and consumes the benefits of investment advisory services as they are provided. Account advisory fees may be paid in advance of a specified service period or in arrears at the end of the specified service period (*e.g.*, quarterly). Account advisory fees paid in advance are initially deferred within Accrued expenses and other liabilities. Distribution fees are variable and recognized when the uncertainties with respect to the amounts are resolved.

- *Asset Management Fees.* We earn management and performance fees in connection with investment advisory services provided to various funds and accounts, which are satisfied over time and measured using a time elapsed measure of progress as the customer receives the benefits of the services evenly throughout the term of the contract. Management and performance fees are considered variable as they are subject to fluctuation (*e.g.*, changes in assets under management, market performance) and/ or are contingent on a future event during the measurement period (*e.g.*, meeting a specified benchmark) and are recognized only to the extent it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty is resolved. Management fees are generally based on month-end assets under management or an agreed upon notional amount and are included in the transaction price at the end of each month when the assets under management or notional amount is known. Performance fees are received when the return on assets under management for a specified performance period exceed certain benchmark returns, "high-water marks" or other performance targets. The performance period related to our performance fees is annual or semi-annual. Accordingly, performance fee revenue will generally be recognized only at the end of the performance period to the extent that the benchmark return has been met.

- *Real Estate Revenues.* Revenues from the sales of real estate are recognized at a point in time when the related transaction is complete. The majority of our real estate sales of land, lots and homes transfer the goods and services to the customer at the close of escrow when the title transfers to the buyer and the buyer has the benefit and control of the goods and service. If the performance obligation under the contract with a customer related to a parcel of real estate is not yet complete when title transfers to the buyer, revenue associated with the incomplete performance obligation is deferred until the performance obligation is completed.

- *Internet Connection and Broadband Revenues.* Revenues associated with internet connection and mobile voice services provided to customers are recognized based on the volume of service provided as of a given date and the related service charge. Revenues from the activation of broadband services are recognized on a straight-line basis over a period of 24 months. Amounts received in advance are deferred and recognized into revenue over the 24 month service period.

Disaggregation of Revenue

$ in thousands	Investment Banking and Capital Markets	Asset Management	Total
Year Ended November 30, 2025			
Major business activity:			
Investment banking - Advisory	$ 2,145,422	$ —	$ 2,145,422
Investment banking - Underwriting	1,641,897	—	1,641,897
Equities (1)	1,293,944	—	1,293,944
Fixed income (1)	7,005	—	7,005
Asset management	—	67,719	67,719
Other investments	—	390,503	390,503
Total	$ 5,088,268	$ 458,222	$ 5,546,490
Primary geographic region:			
Americas	$ 3,711,906	$ 222,549	$ 3,934,455
Europe and the Middle East	963,294	231,994	1,195,288
Asia-Pacific	413,068	3,679	416,747
Total	$ 5,088,268	$ 458,222	$ 5,546,490

$ in thousands	Investment Banking and Capital Markets	Asset Management	Total
Year Ended November 30, 2024			
Major business activity:			
Investment banking - Advisory	$ 1,811,633	$ —	$ 1,811,633
Investment banking - Underwriting	1,491,030	—	1,491,030
Equities (1)	1,074,666	—	1,074,666
Fixed income (1)	8,859	—	8,859
Asset management	—	50,700	50,700
Other investments	—	421,137	421,137
Total	$ 4,386,188	$ 471,837	$ 4,858,025
Primary geographic region:			
Americas	$ 3,196,908	$ 223,057	$ 3,419,965
Europe and the Middle East	812,052	245,299	1,057,351
Asia-Pacific	377,228	3,481	380,709
Total	$ 4,386,188	$ 471,837	$ 4,858,025

$ in thousands	Year Ended November 30, 2023		
	Investment Banking and Capital Markets	Asset Management	Total
Major business activity:			
Investment banking - Advisory	$ 1,198,915	$ —	$ 1,198,915
Investment banking - Underwriting	970,451	—	970,451
Equities (1)	894,602	—	894,602
Fixed income (1)	10,577	—	10,577
Asset management	—	33,867	33,867
Other investments	—	124,796	124,796
Total	$ 3,074,545	$ 158,663	$ 3,233,208
Primary geographic region:			
Americas	$ 2,349,161	$ 153,286	$ 2,502,447
Europe and the Middle East	485,432	2,646	488,078
Asia-Pacific	239,952	2,731	242,683
Total	$ 3,074,545	$ 158,663	$ 3,233,208

(1) Revenues from contracts with customers associated with the equities and fixed income businesses primarily represent commissions and other fee revenue.

Refer to Note 22, Segment Reporting, for a further discussion on the allocation of revenues to geographic regions.

Information on Remaining Performance Obligations and Revenue Recognized from Past Performance

We do not disclose information about remaining performance obligations pertaining to contracts that have an original expected duration of one year or less. The transaction price allocated to remaining unsatisfied or partially unsatisfied performance obligations with an original expected duration exceeding one year was not material at November 30, 2025. Investment banking advisory fees that are contingent upon completion of a specific milestone and fees associated with certain distribution services are also excluded as the fees are considered variable and not included in the transaction price.

For the years ended November 30, 2025, 2024, and 2023, we recognized $85.0 million, $41.0 million and $38.1 million, respectively, of revenue related to performance obligations satisfied (or partially satisfied) in previous periods, mainly due to resolving uncertainties in variable consideration that was constrained in prior periods. In addition, we recognized $32.4 million, $32.1 million, and $31.5 million of revenues primarily associated with distribution services for the years ended November 30, 2025, 2024, and 2023, respectively, a portion of which relates to prior periods.

Contract Balances

The timing of our revenue recognition may differ from the timing of payment by our customers. We record a receivable when revenue is recognized prior to payment and we have an unconditional right to payment. Alternatively, when payment precedes the provision of the related services, we record deferred revenue until the performance obligations are satisfied.

Our deferred revenue primarily relates to retainer and milestone fees received in investment banking advisory engagements where the performance obligation has not yet been satisfied. Deferred revenue at November 30, 2025 and 2024 was $92.3 million and $79.1 million, respectively, which is recorded in Accrued expenses and other liabilities. For the years ended November 30, 2025, 2024, and 2023, we recognized revenues of $54.1 million, $34.6 million, and $22.7 million, respectively, that were recorded as deferred revenue at the beginning of the periods.

We had receivables related to revenues from contracts with customers of $396.8 million and $275.9 million at November 30, 2025 and 2024, respectively.

Contract Costs

We capitalize costs to fulfill contracts associated with investment banking advisory engagements where the revenue is recognized at a point in time and the costs are determined to be recoverable. Capitalized costs to fulfill a contract are recognized at the point in time that the related revenue is recognized.

At November 30, 2025 and 2024, capitalized costs to fulfill a contract were $5.2 million and $5.8 million, respectively, which are recorded in Receivables – Fees, interest and other. For the years ended November 30, 2025, 2024, and 2023, we recognized expenses of $2.1 million, $3.6 million, and $1.8 million, respectively, related to costs to fulfill a contract that were capitalized as of the beginning of the year. There were no significant impairment charges recognized in relation to these capitalized costs for the years ended November 30, 2025, 2024, and 2023.

Note 14. Compensation Plans

Equity Compensation Plan

Our amended and restated Equity Compensation Plan (the "ECP") was approved by shareholders on March 28, 2024. The ECP replaced our 2003 Incentive Compensation Plan, as Amended and Restated (the "Incentive Plan") and the 1999 Directors' Stock Compensation Plan, as Amended and Restated July 25, 2013. The ECP is an omnibus plan authorizing a variety of equity award types, as well as cash incentive awards, to be used for employees, non-employee directors and other service providers. At November 30, 2025, 11.3 million shares remain available for new grants under the ECP.

Restricted stock awards are grants of our common shares that generally require service as a condition of vesting. RSUs give a participant the right to receive shares if service or performance conditions are met and may specify an additional deferral period allowing a participant to hold an interest tied to common stock on a tax deferred basis. Prior to settlement, RSUs carry no voting or dividend rights associated with stock ownership, but dividend equivalents are accrued to the extent there are dividends declared on the underlying common shares.

Restricted stock and RSUs may be granted to new employees as "sign-on" awards and to existing employees as either "retention" awards or pursuant to regulatory requirements outside the U.S. governing remuneration for certain employees. Restricted stock and RSUs are also granted to certain senior executive officers as incentive awards. Employee awards are generally subject to annual ratable vesting over a multi-year service period and may also contain performance conditions. Restricted stock and RSUs granted to certain senior executives may contain market, performance and/or service conditions. Market conditions are incorporated into the grant-date fair value of senior executive awards using a Monte Carlo valuation model. Compensation expense for awards with market conditions is recognized over the service period and is not reversed if the market conditions are not met. Awards with performance conditions are amortized over the service period if, and to the extent, it is determined to be probable that the performance condition will be achieved. If awards are forfeited due to failure to achieve performance conditions or failure to satisfy service conditions, any previously recognized expense for such awards is reversed.

Senior Executive Compensation

In December 2021, the Board of Directors granted our senior executives each a special long-term, five-year retention grant, termed the Leadership Continuity Grant, with a grant date fair value of $25.0 million. Our senior executives will gain the benefits of the retention award after an additional three-year holding period following the five-year service period.

The senior executives also hold previously awarded stock options of 2,506,266 stock options, with an exercise price of $23.75, which include rights to "excess dividend equivalents," (each share subject to the option is entitled to two times the amount of any regular quarterly cash dividend paid in the 9.5 years after grant to the extent the per share dividend exceeds the quarterly dividend rate in effect at the time of grant with the dividend equivalent amount converted to non-forfeitable share units at the dividend payment date.

In connection with our spin-off of Vitesse Energy, Inc. in January 2023, the options and related dividend equivalent rights were adjusted, resulting in each senior executive holding 2,532,370 Jefferies options exercisable at $22.69 per share and 228,933 Vitesse options exercisable at $8.97 per share, with corresponding adjustments such that Vitesse regular quarterly cash dividends relating to shares underlying the Vitesse options are taken into consideration in the calculation of the excess dividend equivalents. The stock options became or become exercisable in three equal annual tranches beginning December 6, 2021, with a final expiration date of December 5, 2030. At November 30, 2025, stock options of 5,064,740 were outstanding and exercisable.

Additionally, in connection with our spin-off of Vitesse Energy, Inc. shares, we adjusted certain outstanding equity awards to include like awards for the acquisition of Vitesse common stock ("Vitesse Awards"). Vesting terms, exercise dates and expiration dates of the resulting Vitesse Awards and Vitesse options are the same as those terms of the related Jefferies awards. For those Vitesse Awards that remain subject to performance or service-based vesting requirements, we continue to recognize expense based on the original grant-date fair value and any incremental fair value resulting from modifications of awards. In fiscal 2023, $4.0 million of incremental compensation expense was recognized for these modifications connection with the adjustments relating to the Vitesse spin-off.

In addition, the Compensation Committee has granted RSUs and performance stock units ("PSUs") to each of our senior executives as follows:

| $ in millions | Period Grant | | | | |
| | December | | | | |
	2025	2024	2023	2022	2021
RSUs					
Aggregate grant date fair value	$ 14.3	$ 18.0	$ 11.7	$ 13.1	$ 16.4
Vesting period	3-year cliff	3-year cliff	3-year cliff	3-year cliff	3-year cliff
PSUs					
Aggregate target fair value	$ 14.3	$ 18.0	$ 8.8	$ 13.1	$ 16.4
Service period	3 years	3 years	3 years	3 years	3 years
Performance goals performance period	Fiscal 2025 to Fiscal 2027	Fiscal 2024 to Fiscal 2026	Fiscal 2023 to Fiscal 2025	Fiscal 2022 to Fiscal 2024	Fiscal 2021 to Fiscal 2023
Performance target (1)	10% ROTE	10% ROTE	10% ROTE	10% ROTE	10% ROTE
Performance range (2)	7.5% - 15% ROTE	7.5% - 15% ROTE	7.5% - 15% ROTE	7.5% - 15% ROTE	7.5% - 15% ROTE

(1) ROTE is defined as return on tangible equity measured over three years.

(2) Performance below an ROTE of 7.5% results in forfeiture of all PSUs. An ROTE of 15% or greater results in earning 150% of target PSUs and between 7.5% to 15% , the level of earning PSUs is linearly interpolated.

The following reflects activity in restricted stock, inclusive across all plans:

In thousands, except per share amounts	Restricted Stock	Weighted-Average Grant Date Fair Value
Balance at November 30, 2022	**2,139**	**27.85**
Grants	444	33.16
Fulfillment of vesting requirement	(481)	24.09
Balance at November 30, 2023	**2,102**	**29.83**
Grants	467	37.09
Fulfillment of vesting requirement	(271)	25.65
Balance at November 30, 2024	**2,298**	**31.80**
Grants	52	68.15
Fulfillment of vesting requirement	(189)	33.98
Balance at November 30, 2025	**2,161 $**	**32.50**

The following reflects activity in total RSUs, excluding RSUs related to senior executive compensation that contain performance conditions:

In thousands, except per share amounts	Future Service Required	No Future Service Required	Weighted-Average Grant Date Fair Value Future Service Required	No Future Service Required
Balance at November 30, 2022	**2,308**	**12,655 $**	**33.70 $**	**24.55**
Grants	553	732	34.47	29.35
Distributions of underlying shares	—	(5,485)	—	23.35
Fulfillment of vesting requirement (1)	(9)	2,685	21.82	26.50
Balance at November 30, 2023	**2,852**	**10,587**	**33.89**	**26.00**
Grants	972	448	38.33	40.06
Distributions of underlying shares	—	(1,849)	—	26.74
Fulfillment of vesting requirement (1)	(32)	32	35.21	35.21
Balance at November 30, 2024	**3,792**	**9,218**	**35.02**	**26.57**
Grants	2,330	668	55.87	67.95
Distributions of underlying shares	—	(1,362)	—	39.20
Fulfillment of vesting requirement (1)	(604)	1,320	35.14	39.05
Balance at November 30, 2025	**5,518**	**9,844 $**	**43.81 $**	**29.30**

(1) Fulfillment of vesting requirement during the years ended November 30, 2025, 2024 and 2023, includes RSUs of 716,000, 0, and 2,438,000, respectively, related to senior executive compensation.

The following reflects activity solely related to the portions of RSUs related to senior executive compensation that contain performance conditions:

In thousands, except per share amounts	Target Number of Shares	Weighted-Average Grant Date Fair Value
Balance at November 30, 2022	**1,971 $**	**28.16**
Grants	1,379	30.15
Fulfillment of vesting requirement	(2,438)	26.49
Balance at November 30, 2023	**912**	**35.64**
Grants	459	44.93
Balance at November 30, 2024	**1,371**	**38.75**
Grants	252	77.09
Forfeited	(67)	34.99
Fulfillment of vesting requirement	(716)	42.37
Balance at November 30, 2025	**840 $**	**47.53**

During the years ended November 30, 2025, 2024 and 2023, grants are shown with the targeted number of shares.

In December 2025, the Compensation Committee of our Board of Directors approved a total of 200,215 PSUs relating to the December 2023 award based on actual performance from fiscal 2023 to 2025. As a result, 46,355 PSUs were forfeited by senior executives due to achieving actual performance below the targeted number of shares.

Employee Stock Purchase Plan

An Employee Stock Purchase Plan (the "ESPP") has been implemented under both the prior Incentive Plan and the ECP. We consider the ESPP to be noncompensatory effective January 1, 2007. The ESPP allows eligible employees to make payroll contributions that are used to acquire shares of our stock, generally at a discounted price.

Deferred Compensation Plan

A Deferred Compensation Plan (the "DCP"), which permits eligible employees to defer compensation which may be deemed invested in our common shares usually at a discount or directed among other investment vehicles available under the DCP. We often invest directly, as a principal, in investments corresponding to the other investment vehicles, relating to our obligations to perform under the DCP. The compensation deferred by our eligible employees is expensed in the period earned. The change in fair value of our investments in assets corresponding to the specified other investment vehicles are recognized in Principal transactions revenues and changes in the corresponding deferred compensation liability are reflected as Compensation and benefits expense.

Profit Sharing Plan

We have a profit sharing plan, covering substantially all employees, which includes a salary reduction feature designed to qualify under Section 401(k) of the Internal Revenue Code.

Other Compensation Plans

In connection with the HomeFed LLC ("HomeFed") merger in 2019, HomeFed stock options were converted into options to purchase our common shares. During the year ended November 30, 2023, all remaining HomeFed stock options were exercised at a price of $22.20 per common share.

Restricted Cash Awards

We provide compensation to new and existing employees in the form of cash awards or loans which are subject to ratable vesting terms with service requirements. We amortize these awards to compensation expense over the relevant service period, which is generally considered to start at the beginning of the annual compensation year.

Compensation Expense

	Year Ended November 30,		
$ in millions	2025	2024	2023
Components of compensation cost:			
Restricted cash awards	$ 533.3	$ 450.6	$ 324.6
Restricted stock and RSUs (1)	88.2	63.1	45.4
Profit sharing plan	13.2	12.7	11.6
Total compensation cost	$ 634.7	$ 526.4	$ 381.6

(1) Total compensation cost associated with restricted stock and RSUs include the amortization of sign-on, retention and senior executive awards, less forfeitures and clawbacks. Additionally, we recognize compensation costs related to the discount provided to employees in electing to defer compensation under the DCP. These compensation costs were approximately $1.2 million, $0.7 million and $0.5 million for the years ended November 30, 2025, 2024 and 2023, respectively.

Remaining unamortized amounts related to certain compensation plans at November 30, 2025:

$ in millions	Remaining Unamortized Amounts	Weighted Average Vesting Period (in Years)
Non-vested share-based awards	$ 194.3	3.6
Restricted cash awards	909.5	2.5
Total	$ 1,103.8	

In December 2025, $467.3 million of restricted cash awards, which contain a future service requirement and are related to the 2025 performance year were approved and awarded. Absent actual forfeitures or cancellations or accelerations, the annual compensation cost for these awards will be recognized as follows:

	Year Ended November 30,				
$ in millions	2025	2026	2027	Thereafter	Total
Restricted cash awards	$ 87.1	$ 93.3	$ 89.4	$ 197.5	$ 467.3

Note 15. Benefit Plans

U.S. Pension Plans

Pursuant to the agreement to sell one of our former subsidiaries, WilTel Communications Group, LLC ("WilTel"), the responsibility for WilTel's defined benefit pension plan was retained by us. All benefits under this plan were frozen as of October 30, 2005. Jefferies Group LLC Employees' Pension Plan (the "U.S. Pension Plan") is a defined benefit pension plan covering certain employees; benefits under that plan were frozen as of December 31, 2005. We contributed $1.8 million to the WilTel plan during the year ended November 30, 2025 and we anticipate making a $3.9 million contribution to the plan for the year ending November 30, 2026. We did not contribute to the U.S. Pension Plan during the year ended November 30, 2025 and we anticipate making $1.4 million contribution to the plan for the year ending November 30, 2026.

Activity with respect to both plans:

		Year Ended November 30,	
$ in thousands		2025	2024
Change in projected benefit obligation:			
Projected benefit obligation, beginning of year	$	163,073 $	163,870
Interest cost		7,579	7,986
Actuarial (gains) losses		827	3,455
Settlements		(2,799)	—
Benefits paid		(9,203)	(12,238)
Projected benefit obligation, end of year	$	159,477 $	163,073
Change in plan assets:			
Fair value of plan assets, beginning of year	$	149,671 $	141,177
Actual return on plan assets		12,631	18,980
Employer contributions		1,808	3,530
Settlements		(2,799)	—
Benefits paid		(9,203)	(12,238)
Administrative expenses paid		(1,647)	(1,778)
Fair value of plan assets, end of year	$	150,461 $	149,671
Funded status at end of year	$	(9,016) $	(13,402)

As of November 30, 2025 and 2024, $23.8 million and $28.6 million, respectively, of the net amount recognized in the Consolidated Statements of Financial Condition was reflected as a charge to Accumulated other comprehensive income (loss) (substantially all of which were cumulative losses) and $9.0 million and $13.4 million, respectively, was reflected as accrued pension cost.

Components of net periodic pension cost and other amounts recognized in other comprehensive income (loss) excluding taxes:

		Year Ended November 30,		
$ in thousands		2025	2024	2023
Interest cost	$	7,579 $	7,986 $	7,981
Expected return on plan assets		(6,308)	(5,796)	(6,411)
Actuarial and Amortization of net losses		669	484	413
Settlement losses		275	—	370
Net periodic pension cost	$	2,215 $	2,674 $	2,353
Amounts recognized in other comprehensive income (loss):				
Net (gains) losses arising during the period	$	(3,097) $	(7,951) $	(2,670)
Settlement losses		(275)	—	—
Amortization of net losses		(669)	(485)	782
Total recognized in other comprehensive income (loss)	$	(4,041) $	(8,436) $	(1,888)
Net amount recognized in net periodic benefit cost and other comprehensive income (loss)	$	(1,826) $	(5,762) $	465

Accumulated other comprehensive income (loss) at November 30, 2025 and 2024 has not yet been recognized as components of net periodic pension cost in the Consolidated Statements of Earnings.

Assumptions:

	November 30,	
	2025	2024
WilTel Plan		
Discount rate used to determine benefit obligation	5.00 %	5.10 %
Weighted-average assumptions used to determine net pension cost:		
Discount rate	5.10 %	5.30 %
Expected long-term return on plan assets	6.00 %	6.00 %
U.S. Pension Plan		
Discount rate used to determine benefit obligation	4.70 %	4.90 %
Weighted-average assumptions used to determine net pension cost:		
Discount rate	4.90 %	5.20 %
Expected long-term return on plan assets	5.00 %	5.00 %

Pension benefit payments expected to be paid (in thousands):

Fiscal Year:	
2026	$ 27,567
2027	13,435
2028	12,723
2029	13,245
2030	12,921
Years 2031 - 2035	59,645

U.S. Plan Assets

The information below on the plan assets for the WilTel plan and the U.S. Pension Plan is presented separately for the plans as the investments are managed independently.

WilTel Plan Assets

The current investment objectives are designed to close the funding gap while mitigating funded status volatility through a combination of liability hedging and investment returns. As plan funded status improves, the asset allocation will move along a predetermined, de-risking glide path that reallocates capital from growth assets to liability-hedging assets in order to reduce funded status volatility and lock in funded status gains. Plan assets are split into two separate portfolios, each with different asset mixes and objectives. The portfolios are valued at their NAV as a practical expedient for fair value.

- The Growth Portfolio consists of global equities and high yield investments.

- The Liability-Driven Investing ("LDI") Portfolio consists of long duration credit bonds and a suite of long duration, Treasury-based instruments designed to provide capital-efficient interest rate exposure as well as target specific maturities. The objective of the LDI Portfolio is to seek to achieve performance similar to the WilTel plan's liability by seeking to match the interest rate sensitivity and credit sensitivity. The LDI Portfolio is managed to mitigate volatility in funded status deriving from changes in the discounted value of benefit obligations from market movements in the interest rate and credit components of the underlying discount curve.

U.S. Pension Plan Assets

We have an agreement with an external investment manager to invest and manage the plan's assets under a strategy using a combination of two portfolios. The investment manager allocates the plan's assets between a growth portfolio and a liability-driven portfolio according to certain target allocations and tolerance bands that are agreed to by the Administrative Committee of the U.S. Pension Plan. Such target allocations will take into consideration the plan's funded ratio. The manager will also monitor the strategy and, as the plan's funded ratio changes over time, will rebalance the strategy, if necessary, to be within the agreed tolerance bands and target allocations. The portfolios are composed of certain common collective investment trusts that are established and maintained by the investment manager. The common collective trusts are valued at their NAV as a practical expedient for fair value.

Plan Assumptions

To develop the assumption for the expected long-term rate of return on plan assets, we considered the following underlying assumptions: 2.5% current expected inflation, 0.5% to 1.5% real rate of return for long duration risk free investments and an additional 0.5% to 1.0% return premium for corporate credit risk.

For U.S. and international equity, we assume an equity risk premium over risk-free assets equal to 4.3%. We then weighted these assumptions based on invested assets and assumed that investment expenses were offset by expected returns in excess of benchmarks, which resulted in the selection of 6.0% and 5.0% expected long-term rate of return assumption for WilTel and U.S. Pension plan, respectively, for 2025.

Other

We have defined contribution pension plans, including 401(k) plans, that cover certain employees. Amounts charged to expense related to such plans were $14.2 million, $13.6 million and $12.6 million for the years ended November 30, 2025, 2024 and 2023, respectively.

Note 16. Leases

We enter into lease and sublease agreements, primarily for office space, across our geographic locations. Information related to operating leases in our Consolidated Statements of Financial Condition:

	November 30,	
$ in thousands	**2025**	**2024**
Premises and equipment - ROU assets, net	$ 525,658	$ 553,816
Weighted average:		
Remaining lease term (in years)	8.7	9.6
Discount rate	5.2 %	5.1 %

Maturities of our operating lease liabilities and a reconciliation to the Lease liabilities:

	November 30,	
$ in thousands		
Fiscal Year	**2025**	**2024**
2025	$ —	$ 98,220
2026	109,757	107,298
2027	101,651	93,675
2028	91,957	87,802
2029	44,637	40,951
2030	57,420	53,104
2031 and thereafter	331,099	320,318
Total undiscounted cash flows	**736,521**	**801,368**
Less: Difference between undiscounted and discounted cash flows	(143,723)	(168,165)
Operating leases amount in our Consolidated Statements of Financial Condition	**592,798**	**633,203**
Finance leases amount in our Consolidated Statements of Financial Condition	1,299	2,103
Total amount in our Consolidated Statements of Financial Condition	**$ 594,097**	**$ 635,306**

In addition to the table above, at November 30, 2025, we entered into a lease agreement that was signed but had not yet commenced. This operating lease will commence in 2026 with a lease term of three years. Lease payments for this lease agreement will be $3.3 million for the period from lease commencement to the end of the lease term.

Lease costs:

$ in thousands	Year Ended November 30,		
	2025	2024	2023
Operating lease costs (1)	$ 91,279	$ 86,581	$ 81,194
Variable lease costs (2)	18,772	15,208	14,506
Less: Sublease income	(4,157)	(3,940)	(5,545)
Total lease cost, net	$ 105,894	$ 97,849	$ 90,155

(1) Includes short-term leases, which are not material.

(2) Includes property taxes, insurance costs, common area maintenance, utilities, and other costs that are not fixed. The amount also includes rent increases resulting from inflation indices and periodic market rent reviews.

Consolidated Statements of Cash Flows supplemental information:

$ in thousands	Year Ended November 30,		
	2025	2024	2023
Cash outflows - lease liabilities	$ 101,108	$ 92,355	$ 81,831
Non-cash - ROU assets recorded for new and modified leases	19,496	154,903	56,968

Note 17. Borrowings

Short-Term Borrowings

$ in thousands	November 30,	
	2025	2024
Bank loans and other credit facilities	$ 568,418	$ 443,160
Fixed rate callable note	1,198,788	—
Total short-term borrowings (1)	$ 1,767,206	$ 443,160

(1) Short-term borrowings mature in one year or less and are recorded at cost, which is a reasonable approximation of their fair values due to their liquid and short-term nature.

At November 30, 2025 and 2024, the weighted average interest rate on bank loans outstanding is 4.92% and 6.25% per annum, respectively.

Our borrowings include credit facilities that contain certain covenants that, among other things, require us to maintain a specified level of tangible net worth, require a minimum regulatory net capital requirement for our U.S. broker-dealer, Jefferies LLC, and impose certain restrictions on the future indebtedness of certain of our subsidiaries that are borrowers. Interest is based on rates at spreads over the federal funds rate or other adjusted rates, as defined in the various credit agreements, or at a rate as agreed between the bank and us in reference to the bank's cost of funding. At November 30, 2025, we were in compliance with all covenants under these credit facilities.

Long-Term Debt

$ in thousands	Maturity (Fiscal Years)	November 30, 2025	November 30, 2024
Parent Co. unsecured borrowings			
Fixed rate	2025	$ —	$ 519,738
	2026	869,461	818,819
	2027	1,117,106	587,631
	2028	1,029,501	1,031,076
	2029	586,495	742,427
	2030	1,063,637	1,078,816
	2031 and Later	4,782,178	3,482,998
Variable rate	2026	45,235	41,230
	2027	—	570,432
	2029	1,312	1,311
	2031 and Later	71,924	850,273
Structured notes (1)	2025	—	157,638
	2026	102,743	114,308
	2027	94,777	97,758
	2028	176,009	77,781
	2029	178,956	316,139
	2030	443,825	76,122
	2031 and Later	2,156,638	1,511,599
Total Parent Co. unsecured borrowings (2)		**12,719,797**	**12,076,096**
Subsidiaries secured borrowings			
Fixed rate (3)	2025	—	160,384
	2026	166,414	42,643
	2027	630,114	13,077
	2028	746,556	35,135
	2029	191,068	104,912
Variable rate	2026	525,000	792,400
	2027	124,458	274,026
Total Subsidiaries secured borrowings		**2,383,610**	**1,422,577**
Subsidiaries unsecured borrowings			
Fixed rate	2029	3,937	4,310
	2030	1,416	1,347
	2031 and Later	633,372	—
Variable rate	2026	100,000	26,235
	2027	53,759	—
Total Subsidiaries unsecured borrowings		**792,484**	**31,892**
Total long-term debt (3)		**$ 15,895,891**	**$ 13,530,565**
Fair value		$ 16,122,970	$ 13,734,421
Weighted-average interest rate (4)		5.11 %	5.30 %
Interest rate range (4)		0.00% - 7.50%	0.00% - 7.66%

(1) Structured notes have various interest rate payment terms and are accounted for at fair value, with changes in fair value resulting from non-credit components recognized in Principal transactions revenues. The structured notes are classified as Level 2 or Level 3 in the fair value hierarchy. All of our long-term debt with exception of certain of the structured notes would be classified as Level 2 in the fair value hierarchy.

(2) Carrying values of certain borrowings, totaling $2.68 billion and $2.04 billion for November 30, 2025 and 2024, respectively, include cumulative hedging adjustments of $142.8 million and $193.7 million at November 30, 2025 and 2024, respectively, associated with interest rate swaps based on designation as fair value hedges.

(3) Carrying values include unamortized discounts and premiums, valuation adjustments and debt issuance costs. At November 30, 2025 and 2024, our borrowings under several credit facilities classified within Long-term debt amounted to $803.2 million and $775.3 million, respectively. Interest on these credit facilities is based on an adjusted Secured Overnight Financing Rate ("SOFR") plus a spread or other adjusted rates, as defined in the various credit agreements. Certain of our long-term borrowings are callable by us prior to maturity reflected at their contractual maturity dates. Additionally, certain of our borrowings are under agreements containing covenants that, among other things, require us to maintain specified levels of tangible net worth and liquidity amounts, certain credit and rating levels and impose certain restrictions on future indebtedness of and require specified levels of regulated capital and cash reserves for certain of our subsidiaries. At November 30, 2025, we were in compliance with all covenants under theses credit agreements.

(4) Interest rates exclude structured notes.

For the year ended November 30, 2025, long-term debt increased by $2.37 billion to $15.90 billion at November 30, 2025, primarily due to proceeds of $1.07 billion from the issuances of unsecured senior notes, $698.7 million from net issuances of structured notes, $1.65 billion from increased subsidiaries borrowings and $296.1 million from currency losses on foreign currency borrowings. These increases were partially offset by repayments of $1.42 billion on unsecured senior notes.

In January 2026, we issued $1.5 billion aggregate principal amount of 5.500% Senior Notes due 2036.

Note 18. Total Equity

Common Stock

At November 30, 2025 and 2024, we had 565,000,000 authorized shares of voting common stock with a par value of $1.00 per share. At November 30, 2025 and 2024, we had outstanding 206,296,167 and 205,504,272 common shares outstanding, respectively.

The Board of Directors has authorized the repurchase of common stock up to $250.0 million under a share repurchase program. Treasury stock repurchases during the year ended November 30, 2025 represent repurchases of common stock for net-share tax withholding under our equity compensation plan.

Preferred Shares

At November 30, 2025 and 2024, 6,000,000 of preferred shares, par value $1 per share, were authorized and 55,125 shares issued and outstanding.

On April 27, 2023, we established Series B Non-Voting Convertible Preferred Shares with a par value of $1.00 per share ("Series B Preferred Stock") and designated 70,000 shares as Series B Preferred Stock. The Series B Preferred Stock has a liquidation preference of $17,500 per share and rank senior to our voting common stock upon dissolution, liquidation or winding up of Jefferies Financial Group Inc. Each share of Series B Preferred Stock is automatically convertible into 500 shares of non-voting common stock, subject to certain anti-dilution adjustments, three years after issuance. The Series B Preferred Stock participates in cash dividends and distributions alongside our voting common stock on an as-converted basis.

Additionally, on April 27, 2023, we entered into an Exchange Agreement with Sumitomo Mitsui Banking Corporation ("SMBC"), which entitles SMBC to exchange shares of our voting common stock for shares of the Series B Preferred Stock at a rate of 500 shares of voting common stock for one share of Series B Preferred Stock. The Exchange Agreement is limited to 55,125 shares of Preferred Stock and SMBC will pay $1.50 per share of voting common stock exchanged. As of November 30, 2025, SMBC had exchanged approximately 27.6 million shares of voting common stock for 55,125 shares of Series B Preferred Stock. At November 30, 2025, SMBC owns approximately 15.7% of our common stock on an as-converted basis and 14.3% on a fully-diluted, as-converted basis. The CEO of Sumitomo Mitsui Financial Group, Inc. serves on our Board of Directors. Additionally, Refer to Note 23, Related Party Transactions for further information regarding transactions with SMBC.

On September 19, 2025, our Board of Directors established Series B-1 Non-Voting Convertible Preferred Shares with a par value of $1.00 per share ("Series B-1 Preferred Stock") and designated 17,500 shares as Series B-1 Preferred Stock. The Series B-1 Preferred Stock has a liquidation preference of $500 per share and ranks senior to our voting common stock and equal to the Series B Preferred Stock upon dissolution, liquidation or winding up of Jefferies Financial Group Inc. Each share of Series B-1 Preferred Stock is automatically convertible into 500 shares of non-voting common stock as soon as such non-voting common stock exists, subject to certain anti-dilution adjustments. The Series B-1 Preferred Stock also participates in cash dividends and distributions alongside our voting common stock on an as-converted basis.

Additionally, on September 19, 2025, we entered into an amended and restated Exchange Agreement (the "Amended and Restated Exchange Agreement") with SMBC, which entitles SMBC to exchange shares of our voting common stock for shares of the Series B-1 Preferred Stock at a rate of 500 shares of voting common stock for one share of Series B-1 Preferred Stock. The Amended and Restated Exchange Agreement is limited to 17,500 shares of Series B-1 Preferred Stock. Under the Amended and Restated Exchange Agreement, SMBC is permitted to increase its economic ownership in the Company to up to 20% on an as-converted and fully diluted basis, while continuing to own less than 5% of a voting interest in the Company.

Earnings Per Common Share

Basic and diluted earnings per common share amounts were calculated by dividing net earnings by the weighted-average number of common shares outstanding. The numerators and denominators used to calculate basic and diluted earnings per common share are as follows:

	Year Ended November 30,		
In thousands, except per share amounts	**2025**	**2024**	**2023**
Numerator for earnings per common share from continuing operations:			
Net earnings from continuing operations	$ 686,419	$ 712,352	$ 262,388
Less: Net losses attributable to noncontrolling interests	(28,430)	(24,367)	(15,300)
Mandatorily redeemable convertible preferred share dividends	—	—	(2,016)
Allocation of earnings to participating securities (1)	(79,684)	(74,110)	(14,729)
Net earnings from continuing operations attributable to common shareholders for basic earnings per share	$ 635,165	$ 662,609	$ 260,943
Net earnings from continuing operations attributable to common shareholders for diluted earnings per share	$ 635,165	$ 662,609	$ 260,943
Numerator for earnings per common share from discontinued operations:			
Net (losses) earnings from discontinued operations, net of taxes	(4,374)	3,667	—
Less: Net losses attributable to noncontrolling interests	—	(2,997)	—
Net (losses) earnings from discontinued operations attributable to common shareholders for basic and diluted earnings per share	$ (4,374)	$ 6,664	$ —
Net earnings attributable to common shareholders for basic earnings per share	$ 630,791	$ 669,273	$ 260,943
Net earnings attributable to common shareholders for diluted earnings per share	$ 630,791	$ 669,273	$ 260,943
Denominator for earnings per common share:			
Weighted average common shares outstanding	206,214	208,873	222,325
Weighted average shares of restricted stock outstanding with future service required	(2,239)	(2,334)	(1,920)
Weighted average RSUs outstanding with no future service required	11,121	10,540	12,204
Weighted average basic common shares	**215,096**	**217,079**	**232,609**
Stock options and other share-based awards	4,913	3,638	2,085
Senior executive compensation plan RSU awards	2,737	2,933	1,926
Weighted average diluted common shares (2)	**222,746**	**223,650**	**236,620**
Earnings (losses) per common share:			
Basic from continuing operations	$ 2.95	$ 3.05	$ 1.12
Basic from discontinued operations	(0.02)	0.03	—
Basic	$ 2.93	$ 3.08	$ 1.12
Diluted from continuing operations	$ 2.85	$ 2.96	$ 1.10
Diluted from discontinued operations	(0.02)	0.03	—
Diluted	$ 2.83	$ 2.99	$ 1.10

(1) Represents dividends declared during the period on participating securities plus an allocation of undistributed earnings to participating securities. Net losses are not allocated to participating securities. Participating securities represent certain preferred stock, restricted stock and RSUs for which requisite service has not yet been rendered and amounted to weighted average shares of 27.6 million, 24.1 million, and 8.9 million for the years ended November 30, 2025, 2024, and 2023, respectively. Undistributed earnings are allocated to participating securities based upon their right to share in earnings if all earnings for the period had been distributed.

(2) Certain securities have been excluded as they would be antidilutive. However, these securities could potentially dilute earnings per share in the future. Antidilutive shares were 12.4% and 13.2% of the weighted average common shares outstanding for the years ended November 30, 2025 and 2024, respectively.

Dividends

Year Ended November 30, 2025

Declaration Date	Record Date	Payment Date	Per Common Share Amount
January 8, 2025	February 14, 2025	February 27, 2025	$0.40
March 26, 2025	May 19, 2025	May 29, 2025	$0.40
June 25, 2025	August 18, 2025	August 29, 2025	$0.40
September 29, 2025	November 17, 2025	November 26, 2025	$0.40

Year Ended November 30, 2024

Declaration Date	Record Date	Payment Date	Per Common Share Amount
January 8, 2024	February 16, 2024	February 27, 2024	$0.30
March 27, 2024	May 20, 2024	May 30, 2024	$0.30
June 26, 2024	August 19, 2024	August 30, 2024	$0.35
September 25, 2024	November 18, 2024	November 27, 2024	$0.35

On January 7, 2026, the Board of Directors declared a dividend of $0.40 per common share to be paid on February 27, 2026 to common shareholders of record at February 17, 2026.

We paid cash dividends of $44.1 million and $31.9 million for the years ended November 30, 2025 and 2024, respectively, to the Series B Preferred stockholder. The payment of dividends is subject to the discretion of our Board of Directors and depends upon general business conditions and other factors that our Board of Directors may deem to be relevant.

Accumulated Other Comprehensive Income (Loss)

	November 30,		
$ in thousands	2025	2024	2023
Net unrealized losses on available-for-sale securities	$ (1,796)	$ (2,406)	$ (4,595)
Net currency translation adjustments and other	(145,280)	(173,841)	(162,541)
Net unrealized losses related to instrument-specific credit risk	(200,688)	(206,664)	(181,946)
Net minimum pension liability	(36,670)	(40,220)	(46,463)
Total accumulated other comprehensive loss, net of tax	**$ (384,434)**	**$ (423,131)**	**$ (395,545)**

Amounts reclassified out of accumulated other comprehensive income (loss) to net earnings:

	Year Ended November 30,		
$ in thousands	2025	2024	2023
Net unrealized gains on instrument-specific credit risk at fair value (1)	$ 12,565	$ 4,794	$ (167)
Foreign currency translation adjustments (2)	—	—	17,506
Amortization of defined benefit pension plan actuarial losses (3)	(1,075)	(337)	(631)
Total reclassifications for the period, net of tax	**$ 11,490**	**$ 4,457**	**$ 16,708**

(1) The amounts include income tax expense of $4.2 million and $1.7 million for the years ended November 30, 2025 and 2024, respectively. The amounts include income tax benefit of $0.1 million for the year ended November 30, 2023. These amounts were reclassified to Principal transaction revenues.

(2) Relates to the acquisition and consolidation of OpNet in the fourth quarter of 2023. Refer to Note 4, Business Acquisitions and Discontinued Operations for further information. The amount includes income tax expense of $5.4 million for the year ended November 30, 2023, which was reclassified to Other income.

(3) The amounts include income tax benefit of $0.4 million, $0.1 million, and $0.2 million during the years ended November 30, 2025, 2024 and 2023, respectively, which were reclassified to Compensation and benefits expenses. Refer to Note 15, Benefit Plans for further information.

Note 19. Income Taxes

Provision for income tax expense components:

	Year Ended November 30,		
$ in thousands	2025	2024	2023
Current:			
U.S. Federal	$ (1,397)	$ 138,259	$ 14,600
U.S. state and local	(28,466)	75,977	14,896
Foreign	104,496	83,089	51,923
Total current	**74,633**	**297,325**	**81,419**
Deferred:			
U.S. Federal	95,071	(9,453)	10,380
U.S. state and local	18,925	(2,912)	3,112
Foreign	(4,059)	8,234	(3,030)
Total deferred	**109,937**	**(4,131)**	**10,462**
Total income tax expense from continuing operations	**$ 184,570**	**$ 293,194**	**$ 91,881**

U.S. and non-U.S. components of earnings from continuing operations before income tax expense:

	Year Ended November 30,		
$ in thousands	2025	2024	2023
U.S.	$ 541,510	$ 703,981	$ 177,595
Non-U.S. (1)	329,479	301,565	176,674
Earnings from continuing operations before income tax expense	**$ 870,989**	**$ 1,005,546**	**$ 354,269**

(1) For purposes of this table, non-U.S. income is defined as income generated from operations located outside the U.S.

Income tax expense differed from the amounts computed by applying the U.S. Federal statutory income tax rate of 21.0% to earnings from continuing operations before income taxes as a result of the following:

| | Year Ended November 30, | | | | | |
| | 2025 | | 2024 | | 2023 | |
$ in thousands	Amount	Percent	Amount	Percent	Amount	Percent
Computed expected federal income taxes	$ 182,908	21.0 %	$ 211,165	21.0 %	$ 74,396	21.0 %
Increase (decrease) in income taxes resulting from:						
State and local income taxes, net of Federal income tax benefit	28,469	3.3	47,642	4.8	17,071	4.8
International operations (including foreign rate differential)	19,003	2.2	19,567	1.9	7,306	2.1
Foreign tax credits, net	(19,231)	(2.2)	(10,324)	(1.0)	(4,504)	(1.3)
Non-deductible executive compensation	12,329	1.4	14,481	1.5	11,664	3.3
Transferrable investment tax credits	(9,761)	(1.1)	—	—	—	—
Employee share-based awards	(3,630)	(0.4)	(12,044)	(1.2)	(16,136)	(4.6)
Change in unrecognized tax benefits related to prior years	(61,147)	(7.0)	(15,696)	(1.6)	(25,561)	(7.2)
Interest on unrecognized tax benefits	5,926	0.7	26,257	2.6	18,988	5.4
Revaluation of deferred tax asset (1)	17,276	2.0	(1,502)	(0.1)	(2,814)	(0.8)
Interest on amended tax returns	(10,841)	(1.2)	—	—	—	—
Other, net (1)	23,269	2.5	13,648	1.3	11,471	3.2
Total income tax expense from continuing operations	$ 184,570	21.2 %	$ 293,194	29.2 %	$ 91,881	25.9 %

(1) Prior period amounts have been revised to conform with the current period presentation.

Reconciliation of gross unrecognized tax benefits:

| | Year Ended November 30, | | |
$ in thousands	2025	2024	2023
Balance at beginning of period	$ 346,429	$ 332,323	$ 349,955
Increases based on tax positions related to the current period	8,340	29,454	1,555
Increases based on tax positions related to prior periods	4,978	8,022	10,134
Decreases based on tax positions related to prior periods	(115,339)	(23,370)	(28,622)
Decreases related to settlements with taxing authorities	(2,771)	—	(699)
Balance at end of period	$ 241,637	$ 346,429	$ 332,323

During 2025, decreases in unrecognized tax benefits based on tax positions related to prior periods are primarily attributable to the resolution of certain state and local tax matters, in addition to expiration of state and local statutes of limitation. Decreases for 2024 and 2023 are primarily attributable to expiration of state and local statutes of limitation.

The total amount of unrecognized tax benefits that, if recognized, would favorably affect the effective tax rate was $190.9 million and $273.8 million (net of Federal benefit) at November 30, 2025 and 2024, respectively.

We recognize interest accrued related to unrecognized tax benefits and penalties, if any, as components of Income tax expense. Net interest expense related to unrecognized tax benefits was $1.2 million, $34.6 million and $25.5 million for the years ended November 30, 2025, 2024 and 2023, respectively. At November 30, 2025, 2024 and 2023, we had interest accrued of approximately $177.9 million, $176.6 million and $142.1 million, respectively, included in Accrued expenses and other liabilities. No material penalties were accrued for the years ended November 30, 2025, 2024 and 2023.

Cumulative tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities:

| | November 30, | |
$ in thousands	2025	2024
Deferred tax assets:		
Net operating loss carryover	$ 273,096	$ 254,142
Compensation and benefits	214,845	221,395
Accrued expenses and other	239,844	195,216
Operating lease liabilities	132,709	150,665
Capital loss carryforward	84,643	—
Long-term debt	73,834	83,680
Investments in associated companies	—	73,211
Sub-total	1,018,971	978,309
Valuation allowance	(261,804)	(240,231)
Total deferred tax assets	757,167	738,078
Deferred tax liabilities:		
Operating lease right-of-use assets	117,421	132,867
Investments in associated companies	67,876	—
Amortization of intangibles	49,869	55,067
Other	62,949	52,554
Total deferred tax liabilities	298,115	240,488
Net deferred tax asset, included in Other assets	$ 459,052	$ 497,590

The valuation allowance represents the portion of our deferred tax assets for which it is more likely than not that the benefit of such items will not be realized. We believe that the realization of the net deferred tax asset of $459.1 million at November 30, 2025 is more likely than not based on expectations of future taxable income in the jurisdictions in which we operate.

As of November 30, 2025, we have capital loss carryforwards of $84.6 million which, if unutilized, will expire in 2031.

We are currently under examination by a number of taxing jurisdictions. Though we do not expect that resolution of these examinations will have a material effect on our consolidated financial position, they may have a material impact on our consolidated results of operations for the period in which resolution occurs. It is reasonably possible that, within the next twelve months, statutes of limitation will expire which would have the effect of reducing the balance of unrecognized tax benefits by $36.4 million.

Earliest tax years that remain subject to examination in the major tax jurisdictions in which we operate:

Jurisdiction	Tax Year
United States	2022
New York State	2001
New York City	2006
United Kingdom	2022
Germany	2019
Hong Kong	2019
India	2011

Note 20. Commitments, Contingencies and Guarantees

Commitments

			Expected Maturity Date (Fiscal Years)			
$ in millions	2026	2027	2028 and 2029	2030 and 2031	2032 and Later	Maximum Payout
Equity commitments (1)	$ 117.0	$ 100.2	$ —	$ 0.1	$ 132.8	$ 350.1
Loan commitments (1)	337.8	4.4	16.7	0.2	6.3	365.4
Loan purchase commitments (2)	3,466.9	—	—	—	—	3,466.9
Forward starting reverse repos (3)	5,107.5	—	—	—	—	5,107.5
Forward starting repos (3)	2,715.5	—	—	—	—	2,715.5
Other unfunded commitments (1)	195.4	1,957.6	540.9	25.4	—	2,719.3
Total commitments	$11,940.1	$ 2,062.2	$ 557.6	$ 25.7	$ 139.1	$ 14,724.7

(1) Equity, loan and other unfunded commitments are presented by contractual maturity date. The amounts, however, are available on demand.

(2) Loan purchase commitments consist of unfunded commitments to acquire secondary market loans. For the population of loans to be acquired under the loan purchase commitments, at November 30, 2025, Jefferies had also entered into back-to-back committed sale contracts aggregating to $3.13 billion.

(3) At November 30, 2025, all of the of the forward starting securities purchased under agreements to resell and all of the forward starting securities sold under agreements to repurchase settled within three business days.

Equity Commitments. Includes commitments to invest in our joint venture, Jefferies Finance, asset management funds and in Jefferies Capital Partners, LLC, a manager of private equity funds, which consists of a team led by our President and a director. At November 30, 2025, our outstanding commitments relating to Jefferies Capital Partners, LLC and its private equity funds were $9.7 million.

Additionally, at November 30, 2025, we had other outstanding equity commitments to invest up to $195.7 million with strategic affiliates and $129.3 million to energy tax credit vehicles and various other investments.

Loan Commitments. From time to time, we make commitments to extend credit to clients and to strategic affiliates. These commitments and any related drawdowns of these facilities typically have fixed maturity dates and are contingent on certain representations, warranties and contractual conditions applicable to the borrower. At November 30, 2025, we had outstanding loan commitments of $108.0 million to a client and $7.4 million to strategic affiliates.

Loan commitments outstanding at November 30, 2025 also include our portion of the outstanding secured revolving credit facility provided to Jefferies Finance, to support loan underwritings by Jefferies Finance.

Underwriting Commitments. In connection with investment banking activities, we may from time to time provide underwriting commitments to our clients in connection with capital raising transactions.

Forward Starting Reverse Repos and Repos. We enter into commitments to take possession of securities with agreements to resell on a forward starting basis and to sell securities with agreements to repurchase on a forward starting basis that are primarily secured by U.S. government and agency securities.

Other Unfunded Commitments. Other unfunded commitments include obligations in the form of revolving notes, warehouse financings and debt securities to provide financing to asset-backed and CLO vehicles. Upon advancing funds, drawn amounts are collateralized by the assets of an entity. Other unfunded commitments also include written put options to certain bondholders of an equity method investee.

Guarantees

Derivative Contracts. As a dealer, we make markets and trade in a variety of derivative instruments. Certain derivative contracts that we have entered into meet the accounting definition of a guarantee under U.S. GAAP, including credit default swaps, written foreign currency options and written equity put options. On certain of these contracts, such as written interest rate caps and foreign currency options, the maximum payout cannot be quantified since the increase in interest or foreign exchange rates are not contractually limited by the terms of the contract. As such, we have disclosed notional values as a measure of our maximum potential payout under these contracts.

Notional amounts associated with our derivative contracts meeting the definition of a guarantee under U.S. GAAP at November 30, 2025:

			Expected Maturity Date (Fiscal Years)			
$ in millions	2026	2027	2028 and 2029	2030 and 2031	2032 and Later	Notional/ Maximum Payout
Guarantee Type:						
Derivative contracts— non-credit related	$ 17,971.5	$ 12,781.6	$ 10,235.4	$ 446.0	$ 101.2	$ 41,535.7
Total derivative contracts	$ 17,971.5	$ 12,781.6	$ 10,235.4	$ 446.0	$ 101.2	$ 41,535.7

The derivative contracts deemed to meet the definition of a guarantee under U.S. GAAP are before consideration of hedging transactions and only reflect a partial or "one-sided" component of any risk exposure. Written equity options and written credit default swaps are often executed in a strategy that is in tandem with long cash instruments (*e.g.*, equity and debt securities). We substantially mitigate our exposure to market risk on these contracts through hedges, such as other derivative contracts and/or cash instruments, and we manage the risk associated with these contracts in the context of our overall risk management framework. We believe notional amounts overstate our expected payout and that fair value of these contracts is a more relevant measure of our obligations. At November 30, 2025, the fair value of derivative contracts meeting the definition of a guarantee, gross of any counterparty and cash collateral netting, is a liability of approximately $331.8 million.

HomeFed. For real estate development projects, we are generally required to obtain infrastructure improvement bonds at the beginning of construction work and warranty bonds upon completion of such improvements. These bonds are issued by surety companies to guarantee a municipality satisfactory completion of a project. As the planned area is developed and the municipality accepts the improvements, the bonds are released. At November 30, 2025, the aggregate amount of infrastructure improvement bonds outstanding was $74.1 million.

Standby Letters of Credit. At November 30, 2025, we provided guarantees to certain counterparties in the form of standby letters of credit in the amount of $345.6 million, with a weighted average maturity of less than one year. Standby letters of credit commit us to make payment to the beneficiary if the guaranteed party fails to fulfill its obligation under a contractual arrangement with that beneficiary. Since commitments associated with these collateral instruments may expire unused, the amount shown does not necessarily reflect the actual future cash funding requirement.

Other Guarantees. We are members of various exchanges and clearing houses. In the normal course of business, we provide guarantees to securities clearing houses and exchanges. These guarantees generally are required under the standard membership agreements, such that members are required to guarantee the performance of other members. Additionally, if a member becomes unable to satisfy its obligations to the clearing house, other members would be required to meet these shortfalls. To mitigate these performance risks, the exchanges and clearing houses often require members to post collateral. Our obligations under such guarantees could exceed the collateral amounts posted. Our maximum potential liability under these arrangements cannot be quantified; however, the potential for us to be required to make payments under such guarantees is deemed remote. Accordingly, no liability has been recognized for these arrangements. Additionally, we provide certain indemnifications in connection with third-party clearing and execution arrangements whereby a third-party may clear and settle transactions on behalf of our clients. These indemnifications generally have standard contractual terms and are entered into in the ordinary course of business. Our obligations in respect of such transactions are secured by the assets in our client's account, as well as any proceeds received from the transactions cleared and settled on behalf of our client. However, we believe that it is unlikely we would have to make any material payments under these arrangements and no material liabilities related to these indemnifications have been recognized.

Note 21. Regulatory Requirements

Net Capital

Jefferies LLC is a broker-dealer registered with the SEC and a member firm of the Financial Industry Regulatory Authority ("FINRA") and is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital, and has elected to calculate minimum capital requirements using the alternative method permitted by Rule 15c3-1 in calculating net capital. Jefferies LLC, as a dually-registered U.S. broker-dealer and futures commission merchant ("FCM"), is also subject to Regulation 1.17 of the Commodity Futures Trading Commission ("CFTC") under the Commodity Exchange Act, which sets forth minimum financial requirements. The minimum net capital requirement in determining excess net capital for a dually registered U.S. broker-dealer and FCM is equal to the greater of the requirement under Rule 15c3-1 or Regulation 1.17. FINRA is the designated examining authority for Jefferies LLC and the National Futures Association ("NFA") is the designated self-regulatory organization ("DSRO") for Jefferies LLC as an FCM.

Jefferies Financial Services, Inc. ("JFSI") is registered with the SEC as a Security-Based Swap Dealer ("SBS Dealer") and an OTC Derivatives Dealer ("OTCDD") subject to the SEC's SBS dealer regulatory rules and the SEC's net capital requirements. JFSI is also registered as a swap dealer with the CFTC and is subject to the CFTC's regulatory capital requirements pursuant to the minimum financial requirements for swap dealers. Additionally, as a registered member firm, JFSI is subject to the net capital requirements of the NFA. The SEC is the designated examining authority for JFSI in its capacity as an SBS Dealer and OTCDD, while the NFA is the DSRO for JFSI, as a CFTC registered swap dealer.

Certain non-U.S. subsidiaries are subject to capital adequacy requirements as prescribed by the regulatory authorities in their respective jurisdictions. This includes Jefferies International Limited ("JIL"), which is subject to the regulatory supervision and requirements of the Financial Conduct Authority in the U.K. and Jefferies GmbH, which is subject to the regulatory supervision of the German Federal Financial Supervisory Authority.

At November 30, 2025, net capital and excess net capital were as follows:

$ in thousands	Net Capital		Excess Net Capital	
Jefferies LLC	$	2,262,928	$	2,115,314
JFSI - SEC		234,041		200,305
JFSI - CFTC		234,041		203,041
JIL (1)		2,043,400		1,209,300
Jefferies GmbH (1)		379,326		184,633

(1)   Represents an equivalent capital requirement in the respective jurisdiction.

At November 30, 2025, Jefferies LLC, JFSI, JIL and Jefferies GmbH are in compliance with their applicable requirements.

The regulatory capital requirements referred to above may restrict our ability to withdraw capital from our regulated subsidiaries.

At November 30, 2025 and 2024, $5.93 billion and $4.96 billion, respectively, of net assets of our consolidated subsidiaries are restricted as to the payment of cash dividends, or the ability to make loans or advances to the parent company. At November 30, 2025 and 2024, $5.30 billion and $4.54 billion, respectively, of these assets are restricted as they reflect regulatory capital requirements or require regulatory approval prior to the payment of cash dividends and advances to the parent company.

Customer Protection and Segregation Requirement

As a registered broker dealer that clears and carries customer accounts, Jefferies LLC is subject to the customer protection provisions under SEC Rule 15c3-3 and is required to compute a reserve formula requirement for customer accounts and deposit cash or qualified securities into a special reserve bank account for the exclusive benefit of customers. At November 30, 2025, Jefferies LLC had $846.7 million in cash and qualified U.S. Government securities on deposit in special reserve bank accounts for the exclusive benefit of customers.

As a registered broker dealer that clears and carries proprietary accounts of brokers or dealers (commonly referred to as "PAB"), Jefferies LLC is also required to compute a reserve requirement for PABs pursuant to SEC Rule 15c3-3. At November 30, 2025, Jefferies LLC had $475.1 million in cash and qualified U.S. Government securities in special reserve bank accounts for the exclusive benefit of PABs.

The qualified securities meeting the SEC Rule 15c3-3 customer and PAB requirements are included in Cash and securities segregated and Securities purchased under agreements to resell.

JFSI is exempt from the CFTC and SEC segregation rules.

Note 22. Segment Reporting

We operate in two reportable business segments: (1) Investment Banking and Capital Markets and (2) Asset Management. The Investment Banking and Capital Markets reportable business segment includes our capital markets activities and investment banking business, which is composed of financial advisory and underwriting activities. The Investment Banking and Capital Markets reportable business segment provides the sales, trading, origination and advisory effort for various fixed income, equity and advisory products and services. The Asset Management reportable business segment provides investment management services to investors globally and invests capital in hedge funds, separately managed accounts and third-party asset managers.

Our reportable business segment information is prepared using the following methodologies:

• Net revenues, expenses and income (loss) from equity method investments directly associated with each reportable business segment are included in determining earnings (losses) from continuing operations before income taxes.

• Net revenues and expenses not directly associated with specific reportable business segments are allocated based on the most relevant measures applicable, including each reportable business segment's net revenues, headcount and other factors.

• Reportable business segment assets include an allocation of indirect corporate assets that have been fully allocated to our reportable business segments, generally based on each reportable business segment's capital utilization.

Net revenues presented for our Investment Banking and Capital Markets reportable segment include allocations of interest income and interest expense as we assess the profitability of these businesses inclusive of the net interest revenue or expense associated with the respective activities, including the net interest cost of allocated long-term debt, which is a function of the mix of each business's associated assets and liabilities and the related funding costs. During 2023, we refined our allocated net interest methodology to better reflect net interest expense across our business units based on use of capital. Historical periods have been recast to conform with the revised methodology.

Our Chief Executive Officer and President serve collectively as our chief operating decision maker ("CODM"). In this capacity, the CODM evaluates the performance of each business segment and allocate resources based on a variety of strategic and financial considerations. These considerations include measures of segment results and profitability, including net revenues and earnings before income taxes, which are calculated in accordance with U.S. GAAP and align with the amounts reported in our Consolidated Statements of Earnings. The CODM regularly reviews results and profitability measures to monitor budget versus actual results. Furthermore, the ongoing monitoring of budget versus actual results is used to assess the performance of each reportable business segment and significantly influences decisions about allocating resources.

Notes to Consolidated Financial Statements

Summary of our results by reportable business segment:

	Year Ended November 30,		
$ in millions	2025	2024	2023
Investment Banking and Capital Markets:			
Revenues			
Non-interest revenues	$ 6,551.9	$ 6,011.3	$ 4,331.1
Interest income	3,239.3	3,363.2	2,734.0
Total revenues (1)	**9,791.2**	**9,374.5**	**7,065.1**
Interest expense	3,183.2	3,170.2	2,560.7
Net revenues (1)	**6,608.0**	**6,204.3**	**4,504.4**
Non-interest expenses			
Compensation and benefits	3,616.0	3,418.6	2,403.0
Brokerage and clearing fees	445.7	372.2	327.4
Technology and communications	541.8	488.5	455.5
Business development	297.4	243.9	165.8
Other segment items (3) (4)	725.0	658.3	643.4
Total non-interest expenses	**5,625.9**	**5,181.5**	**3,995.1**
Earnings before income taxes	**$ 982.1**	**$ 1,022.8**	**$ 509.3**
Asset Management:			
Revenues			
Non-interest revenues	$ 843.9	$ 933.4	$ 233.8
Interest income	163.0	180.3	134.6
Total revenues (2)	**1,006.9**	**1,113.7**	**368.4**
Interest expense	296.7	310.0	180.1
Net revenues (2)	**710.2**	**803.7**	**188.3**
Non-interest expenses			
Compensation and benefits	244.2	241.0	132.2
Brokerage and clearing fees	43.5	60.6	39.2
Technology and communications	56.4	58.1	21.6
Business development	38.3	39.6	11.8
Cost of sales	190.9	206.3	29.4
Other segment items (3) (5)	273.5	242.2	116.8
Total non-interest expenses	**846.8**	**847.8**	**351.0**
Losses before income taxes (6) (7)	**$ (136.6)**	**$ (44.1)**	**$ (162.7)**

	Year Ended November 30,		
	2025	2024	2023
Total of Reportable Business Segments:			
Revenues			
Non-interest revenues	$ 7,395.8	$ 6,944.7	$ 4,564.9
Interest income	3,402.3	3,543.5	2,868.6
Total revenues	**10,798.1**	**10,488.2**	**7,433.5**
Interest expense	3,479.9	3,480.2	2,740.8
Net revenues	**7,318.2**	**7,008.0**	**4,692.7**
Non-interest expenses			
Compensation and benefits	3,860.2	3,659.6	2,535.2
Brokerage and clearing fees	489.2	432.8	366.6
Technology and communications	598.2	546.6	477.1
Business development	335.7	283.5	177.6
Cost of sales	190.9	206.3	29.4
Other segment items (3)	998.5	900.5	760.2
Total non-interest expenses	**6,472.7**	**6,029.3**	**4,346.1**
Earnings before income taxes	**$ 845.5**	**$ 978.7**	**$ 346.6**

(1) Includes total net earnings related to equity method investees of $80.5 million, $82.8 million and $13.0 million, respectively.

(2) Includes total net earnings (losses) related to equity method investees of $14.8 million, $3.7 million and $(205.2) million, respectively.

(3) Primarily consists of underwriting costs, occupancy and equipment rental, professional services, and depreciation and amortization.

(4) Includes depreciation and amortization of $101.5 million, $103.0 million and $89.9 million, respectively.

(5) Includes depreciation and amortization of $90.8 million, $87.3 million and $22.3 million, respectively.

(6) Consists of earnings before income taxes of $69.4 million, $42.0 million and $38.0 million, respectively, related to asset management fees and investment return and consists of losses before income taxes of $206.0 million, $86.1 million and $200.7 million, respectively, related to Other investments.

(7) Includes losses before income taxes related to non-controlling interests of $28.1 million, $27.4 million and $14.9 million, respectively.

Reconciliation of Reportable Segment Information:

	Year Ended November 30,		
$ in millions	2025	2024	2023
Total revenues for reportable segments	**$ 7,318.2**	**$ 7,008.0**	**$ 4,692.7**
Other revenues not allocated to segments	25.5	26.8	7.7
Total consolidated net revenues	**$ 7,343.7**	**$ 7,034.8**	**$ 4,700.4**
Total earnings for reportable segments	**$ 845.5**	**$ 978.7**	**$ 346.6**
Earnings not allocated to segments	25.5	26.8	7.7
Total consolidated earnings	**$ 871.0**	**$ 1,005.5**	**$ 354.3**

Assets by reportable business segment:

	November 30,	
$ in millions	2025	2024
Investment Banking and Capital Markets	$ 70,335.5	$ 59,142.9
Asset Management	5,676.8	5,217.4
Total assets	**$ 76,012.3**	**$ 64,360.3**

Net Revenues by Geographic Region

Net revenues for the Investment Banking and Capital Markets reportable business segment are recorded in the geographic region in which the position was risk-managed or, in the case of investment banking, in which the senior coverage banker is located. For the Asset Management reportable business segment, net revenues are allocated according to the location of the investment advisor or the location of the invested capital.

	Year Ended November 30,		
$ in millions	2025	2024	2023
Americas (1)	$ 5,008.6	$ 4,952.3	$ 3,625.6
Europe and the Middle East (2)	1,781.4	1,577.5	775.9
Asia-Pacific	553.8	505.0	298.9
Net revenues	**$ 7,343.8**	**$ 7,034.8**	**$ 4,700.4**

(1) Primarily relates to U.S. results.

(2) Primarily relates to U.K. results.

Note 23. Related Party Transactions

Officers, Directors and Employees

The following sets forth information regarding related party transactions with our officers, directors and employees:

- At November 30, 2025 and 2024, we had $19.2 million and $29.4 million, respectively, of loans, net of allowance, outstanding to certain of our officers and employees (none of whom are executive officers or directors) that are included in Other assets.
- Receivables from and payables to customers include balances arising from officers', directors' and employees' individual security transactions. These transactions are subject to the same regulations as all customer transactions and are provided on substantially the same terms.

- Two of our directors and certain of our officers have total investments in entities managed by us of approximately $10.4 million and $5.0 million at November 30, 2025 and 2024, respectively.

SMBC

We have a strategic alliance with Sumitomo Mitsui Financial Group, Inc., Sumitomo Mitsui Banking Corporation ("SMBC") and SMBC Nikko Securities Inc. (together referred to as "SMBC Group") to collaborate on corporate and investment banking business opportunities as well as opportunities related to equity sales, trading and research.

The following tables summarize balances with SMBC as reported in our Consolidated Statements of Financial Condition and Consolidated Statements of Earnings. In addition, the synergies and value creation resulting from our strategic alliance with SMBC generate additive benefits for us, which are not necessarily reflected by the activity presented in the following tables.

	November 30,	
$ in thousands	**2025**	**2024**
Assets		
Cash and cash equivalents	$ 444,506	$ 542,212
Cash and securities segregated and on deposit for regulatory purposes or deposited with clearing and depository organizations	27,975	—
Financial instruments owned, at fair value	395	1,539
Securities borrowed	3,872	20,403
Securities purchased under agreements to resell	357,261	381,568
Receivables:		
Brokers, dealers and clearing organizations	7,752	3,012
Customers	206	—
Fees, interest and other	5,438	7,851
Other assets	6,203	175
Total assets	**$ 853,608**	**$ 956,760**
Liabilities		
Financial instruments sold, not yet purchased, at fair value	$ 6,763	$ 1,830
Securities loaned	620	187
Securities sold under agreements to repurchase	638,581	631,390
Payables:		
Brokers, dealers and clearing organizations	470	18,701
Accrued expenses and other liabilities	9,537	6,767
Long-term debt (1)	—	—
Total liabilities	**$ 655,971**	**$ 658,875**

(1) At November 30, 2025, we have a credit facility with SMBC of $700.0 million with an interest rate based on an adjusted SOFR plus a spread.

	Year Ended November 30,	
$ in thousands	**2025**	**2024 (1)**
Revenues		
Investment banking	$ 22,559	$ 5,066
Principal transactions (2)	(12,205)	(5,997)
Commissions and other fees	2,907	895
Interest	27,512	14,203
Total revenues	**40,773**	**14,167**
Interest expense	42,120	13,238
Net revenues	**$ (1,347)**	**$ 929**
Non-interest expenses		
Compensation and benefits	$ 2,911	$ —
Technology and communications	1,452	—
Business development	32,538	7,274
Other expenses	456	—
Total non-interest expenses	**$ 37,357**	**$ 7,274**

(1) Amounts reflect activity beginning from August 12, 2024, the date SMBC became a related party.

(2) Primarily represents net gains (losses) on interest rate derivatives executed with SMBC.

Other Related Party Transactions

We have other related party transactions with equity method investees. Refer to Note 10, Investments for further information.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Disclosure Controls and Procedures

Our Management, under the direction of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures as of November 30, 2025. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures as of November 30, 2025 are functioning effectively to provide reasonable assurance that the information required to be disclosed by us in reports filed under the Securities Exchange Act of 1934 is (i) recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and (ii) accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding disclosure. A controls system cannot provide absolute assurance that the objectives of the controls system are met, and no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within a company have been detected.

Internal Control over Financial Reporting

Management's annual report on internal control over financial reporting is contained in Part II, Item 8 of this Form 10-K.

Changes in Internal Control over Financial Reporting

No change in our internal control over financial reporting occurred during the quarter ended November 30, 2025 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information

Rule 10b5-1 Trading Plans

During the three months ended November 30, 2025, no directors or executive officers entered into, modified or terminated, contracts, instructions or written plans for the sale or purchase of the Company's securities that were intended to satisfy the affirmative defense conditions of Rule 10b5-1.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

Omitted pursuant to General Instruction I(2)(c) to Form 10-K.

Information with respect to this item will be contained in the Proxy Statement for the 2026 Annual Meeting of Shareholders, which is incorporated herein by reference.

We have a Code of Business Practice, which is applicable to all directors, officers and employees, and is available on our website. We intend to post amendments to or waivers from our Code of Business Practice on our website as required by applicable law.

Item 11. Executive Compensation

Omitted pursuant to General Instruction I(2)(c) to Form 10-K.

Information with respect to this item will be contained in the Proxy Statement for the 2026 Annual Meeting of Shareholders, which is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Omitted pursuant to General Instruction I(2)(c) to Form 10-K.

Information with respect to this item will be contained in the Proxy Statement for the 2026 Annual Meeting of Shareholders, which is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions, and Director Independence

Omitted pursuant to General Instruction I(2)(c) to Form 10-K.

Information with respect to this item will be contained in the Proxy Statement for the 2026 Annual Meeting of Shareholders, which is incorporated herein by reference.

Item 14. Principal Accountant Fees and Services

Information with respect to aggregate fees billed to us by our principal accountant, Deloitte & Touche LLP (PCAOB ID No. 34) will be contained in the Proxy Statement for the 2026 Annual Meeting of Shareholders, which is incorporated herein by reference.

PART IV

Item 15. Exhibits and Financial Statement Schedules

(a)1. **Financial Statements**

The financial statements required to be filed hereunder are listed on page S-1.

(a)2. **Financial Statement Schedules**

The financial statement schedules required to be filed hereunder are listed on page S-1.

(a)3. **Exhibits**

Exhibit No.	Description
3.1	Amended and Restated Certificate of Incorporation of Jefferies Financial Group Inc., is incorporated by reference to Exhibit 3.1 to the Company's Current Report on 8-K filed on June 30, 2023.*
3.2	Certificate of Amendment of the Certificate of Incorporation relating to the Series B-1 Preferred Stock, is incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed on September 19, 2025.*
3.3	Amended and Restated By-Laws of Jefferies Financial Group Inc. (effective September 30, 2021), is incorporated herein by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed on October 5, 2021.*
4.1	Description of Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934.
4.2	Indenture, dated as of October 18, 2013, by and between Jefferies Financial Group Inc. (formerly Leucadia National Corporation) and The Bank of New York Mellon, as trustee, is incorporated herein by reference to Exhibit 4.1 of the Company's Current Report on Form 8-K filed on October 18, 2013. *
4.3	Indenture, dated as of March 12, 2002 (Senior Securities), by and between Jefferies Group LLC (formerly Jefferies Group, Inc.) and The Bank of New York Mellon, as trustee, is incorporated herein by reference to Exhibit 4.1 to Jefferies Group LLC's and Jefferies Group Capital Finance Inc.'s Form S-3 Registration Statement filed on February 1, 2019 (File Nos. 333-229494 and 333-229494-01).*
4.4	First Supplemental Indenture, dated as of July 15, 2003, to Indenture dated as of March 12, 2002 by and between Jefferies Group LLC (formerly Jefferies Group, Inc.) and The Bank of New York Mellon, as Trustee, is incorporated herein by reference to Exhibit 4.2 of Jefferies Group, Inc.'s Form S-3 Registration Statement filed on July 15, 2003 (No. 333-107032). *
4.5	Second Supplemental Indenture, dated as of December 19, 2012, to the Indenture dated as of March 12, 2002, by and between Jefferies Group LLC (formerly Jefferies Group, Inc.) and The Bank of New York Mellon, as trustee, is incorporated herein by reference to Exhibit 4.1 of Jefferies Group, Inc.'s Form 8-K filed on December 20, 2012. *
4.6	Third Supplemental Indenture, dated as of March 1, 2013, to the Indenture dated as of March 12, 2002 by and between Jefferies Group LLC (formerly Jefferies Group, Inc.) and The Bank of New York Mellon, as Trustee, is incorporated herein by reference to Exhibit 4.3 of Jefferies Group, Inc.'s Form 8-K filed on March 1, 2013. *
4.7	Fourth Supplemental Indenture, dated as of November 1, 2022, among Jefferies Financial Group Inc. and The Bank of New York Mellon, as trustee, to the Indenture, dated as of March 12, 2002, is incorporated by reference to Exhibit 4.5 of the Company's Current Report on Form 8-K filed on November 1, 2022.*
4.8	Indenture, dated as of May 26, 2016 (the "Senior Debt Indenture"), by and among Jefferies Group LLC and Jefferies Group Capital Finance Inc. and The Bank of New York Mellon, as trustee, is incorporated herein by reference to Exhibit 4.1 of the Form 8-A of Jefferies Group LLC and Jefferies Group Capital Finance Inc. filed on January 17, 2017.*
4.9	First Supplemental Indenture, dated as of November 1, 2022, among Jefferies Financial Group Inc. and The Bank of New York Mellon, as trustee, to the Senior Debt Indenture, dated as of May 26, 2016, is incorporated herein by reference to Exhibit 4.7 of the Company's Current Report on Form 8-K filed on November 1, 2022.*
4.10	Other instruments defining the rights of holders of long-term debt securities of the Registrant and its subsidiaries are omitted pursuant to Item 601(b)(4)(iii) of Regulation S-K. Registrant hereby agrees to furnish copies of these instruments to the Commission upon request.
10.1	Jefferies Financial Group Inc. 2003 Incentive Compensation Plan as Amended and Restated, is incorporated herein by reference to Exhibit 10.5 to the Company's Annual Report on Form 10-K filed on January 29, 2021.* +
10.2	Jefferies Financial Group Inc. Equity Compensation Plan, as amended and restated on March 28, 2024, is incorporated herein by reference to Exhibit 99.1 to the Company's Current Report on Form 8-K filed on March 29, 2024* +
10.3	Form of Stock Option Agreement under the Company's 2003 Stock Award and Incentive Plan, is incorporated herein by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed on April 8, 2021. * +
10.4	Form of Stock Appreciation Award Agreement, is incorporated herein by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q filed on April 8, 2021. * +
10.5	Form of Stock Option Agreement (Converted Stock Appreciation Award) under the Company's Equity Compensation Plan, is incorporated herein by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q filed on April 8, 2021. * +
10.6	Leucadia National Corporation 1999 Directors' Stock Compensation Plan, as amended and restated on July 25, 2013, is incorporated herein by reference to Appendix II to the 2013 Proxy Statement.* +
10.7	Agreement of Terms dated as of December 31, 2011 between Leucadia National Corporation and Berkshire Hathaway Inc., is incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on February 24, 2012.*
10.8	Form of Restricted Stock Units Agreement (Time-Based) under the Company's Equity Compensation Plan, is incorporated by reference to Exhibit 10.8 of the Company's Annual Report on Form 10-K filed on January 28, 2025.* +
10.9	Form of Restricted Stock Units Agreement (Performance-Based) under the Company's Equity Compensation Plan, is incorporated by reference to Exhibit 10.9 of the Company's Annual Report on Form 10-K filed on January 28, 2025.* +
10.10	Form of Restricted Stock Units Agreement (Leadership Continuity Grant) under the Company's Equity Compensation Plan, is incorporated herein by reference to Exhibit 10.3 of the Company's Quarterly Report on Form 10-Q filed on April 8, 2022.* +
10.11	Form of Restricted Stock Units Agreement (Service-Based) under the Company's Equity Compensation Plan. +
10.12	Form of Restricted Stock / Deferred Share Agreement to Non-Employee Independent Directors, is incorporated herein by reference to Exhibit 10.17 to the Company's Annual Report on Form 10-K filed on January 27, 2023.* +
10.13	Vitesse Energy, Inc. Transitional Equity Award Adjustment Plan is incorporated herein by reference to Exhibit 10.2 of the Company's Current Report on Form 8-K filed on January 17, 2023.* +
10.14	Exchange Agreement, dated as of April 27, 2023, by and between Jefferies Financial Group Inc., a New York corporation, and Sumitomo Mitsui Banking Corporation, a joint stock company incorporated in Japan, is incorporated by reference to Exhibit 10.1 to the Company's Current Report on 8-K filed on April 27, 2023.*
10.15	Memorandum of Understanding in Relation to Strategic Alliance, dated as of April 27, 2023, by and among Jefferies Financial Group Inc., a New York corporation, Jefferies Finance LLC, a Delaware limited liability company, Sumitomo Mitsui Financial Group, Inc., a financial holding company incorporated in Japan, Sumitomo Mitsui Banking Corporation, a joint stock company incorporated in Japan, SMBC Nikko Securities Inc., a joint stock company incorporated in Japan, and SMBC Nikko Securities America, Inc., a Delaware corporation, is incorporated by reference to Exhibit 10.2 to the Company's Current Report on 8-K filed on April 27, 2023.*
10.16	Amended and Restated Exchange Agreement, dated as of September 19, 2025, by and between Jefferies Financial Group Inc., a New York corporation, and Sumitomo Mitsui Banking Corporation, a joint stock company incorporated in Japan, is incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on September 19, 2025.*
19	Jefferies Financial Group Inc. Insider Trading and Anti-Tipping Policy, is incorporated by reference to Exhibit 19 of the Company' Annual Report on Form 10-K filed on January 28, 2025.*
21	Subsidiaries of the registrant.
23.1	Consent of Deloitte & Touche LLP.
31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. **
32.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. **
97.1	Jefferies Financial Group Inc. Incentive-Based Compensation Recovery Policy. is incorporate by reference by reference to Exhibit 97.1 to the Company's Annual Report on From 10-K filed on January 26, 2024 *
101	Interactive Data Files pursuant to Rule 405 of Regulation S-T, formatted in Inline Extensible Business Reporting Language (iXBRL).
104	Cover page interactive data file pursuant to Rule 406 of Regulation S-T, formatted in iXBRL (included in exhibit 101)

\+ Management/Employment Contract or Compensatory Plan or Arrangement.

* Incorporated by reference.

** Furnished herewith pursuant to item 601(b) (32) of Regulation S-K.

Item 16. Form 10-K Summary

None.

Signatures

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Jefferies Financial Group Inc.

/s/   MATT LARSON
_____
Matt Larson
Executive Vice President and Chief Financial Officer

Dated: January 28, 2026

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated, on the date set forth below.

Name	Title	Date
/s/ JOSEPH S. STEINBERG Joseph S. Steinberg	Chairman of the Board of Directors	January 28, 2026
/s/ RICHARD B. HANDLER Richard B. Handler	Chief Executive Officer and Director (Principal Executive Officer)	January 28, 2026
/s/ BRIAN P. FRIEDMAN Brian P. Friedman	President and Director	January 28, 2026
/s/ MATT LARSON Matt Larson	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	January 28, 2026
/s/ MARK L. CAGNO Mark L. Cagno	Vice President and Controller (Principal Accounting Officer)	January 28, 2026
/s/ LINDA L. ADAMANY Linda L. Adamany	Director	January 28, 2026
/s/ ROBERT D. BEYER Robert D. Beyer	Director	January 28, 2026
/s/ MATRICE ELLIS KIRK Matrice Ellis Kirk	Director	January 28, 2026

/s/	MARYANNE GILMARTIN	Director	January 28, 2026
	MaryAnne Gilmartin		
/s/	THOMAS W. JONES	Director	January 28, 2026
	Thomas W. Jones		
/s/	JACOB M. KATZ	Director	January 28, 2026
	Jacob M. Katz		
/s/	TORU NAKASHIMA	Director	January 28, 2026
	Toru Nakashima		
/s/	MICHAEL T. O'KANE	Director	January 28, 2026
	Michael T. O'Kane		
/s/	MELISSA V. WEILER	Director	January 28, 2026
	Melissa V. Weiler		

Jefferies Financial Group Inc.

**Index to Financial Statements and Financial Statement
Schedules Items (15)(a)(1) and (15)(a)(2)**

Parent Company Only

Condensed Statements of Financial Condition

		November 30,		
$ in thousands, except per share amounts		**2025**		**2024**
Assets				
Cash and cash equivalents	$	3,398,835	$	1,862,275
Cash and securities segregated and on deposit for regulatory purposes or deposited with clearing and depository organizations		11,076		68,076
Financial instruments owned, at fair value		147,881		117,941
Investments in and loans to related parties		703,530		682,637
Investment in subsidiaries		8,558,309		7,694,585
Advances to subsidiaries		9,778,081		7,644,604
Subordinated notes receivable		5,747,933		5,463,472
Other assets		983,536		1,012,283
Total assets	$	**29,329,181**	$	**24,545,873**
Liabilities and Equity				
Short-term borrowings	$	1,198,788	$	—
Financial instruments sold, not yet purchased, at fair value		7,989		5,135
Advances from subsidiaries		4,113,228		1,509,676
Accrued expenses and other liabilities		714,692		798,194
Long-term debt		12,719,788		12,076,096
Total liabilities		**18,754,485**		**14,389,101**
Equity				
Series B preferred shares, par value of $1 per share, authorized 70,000 shares; 55,125 shares issued and outstanding		55		55
Common shares, par value $1 per share, authorized 565,000,000 shares; 206,296,167 and 205,504,272 shares issued and outstanding, after deducting 114,821,903 and 115,613,798 shares held in treasury		206,296		205,504
Non-voting common shares, par value $1 per share, authorized 35,000,000, shares; no shares issued and outstanding		—		—
Additional paid-in capital		2,177,954		2,104,199
Accumulated other comprehensive loss		(384,434)		(423,131)
Retained earnings		8,574,825		8,270,145
Total Jefferies Financial Group Inc. shareholders' equity		**10,574,696**		**10,156,772**
Total liabilities and equity	$	**29,329,181**	$	**24,545,873**

See accompanying notes to condensed financial statements.

Parent Company Only

Condensed Statements of Earnings and Comprehensive Income

		Year Ended November 30,		
$ in thousands		**2025**	**2024**	**2023**
Revenues:				
Principal transactions	$	(119,665) $	(104,505) $	(95,642)
Interest		898,392	803,068	580,485
Other		23,760	66,438	(3,654)
Total revenues		**802,487**	**765,001**	**481,189**
Interest expense		778,385	630,994	446,786
Net revenues		**24,102**	**134,007**	**34,403**
Non-interest expenses:				
Total non-interest expenses		**47,235**	**34,285**	**34,462**
(Losses) earnings before income taxes		(23,133)	99,722	(59)
Income tax (benefit) expense		(27,465)	22,352	(42,322)
Net earnings before undistributed earnings of subsidiaries		4,332	77,370	42,263
Undistributed earnings of subsidiaries from continuing operations		710,517	662,346	235,425
Undistributed (losses) earnings of subsidiaries from discontinued operations (including gain on disposal of $— million, $3,493 million, $—), net of income tax		(4,374)	3,667	—
Net earnings		**710,475**	**743,383**	**277,688**
Preferred stock dividends		79,684	74,110	14,616
Net earnings attributable to Jefferies Financial Group Inc. common shareholders		**630,791**	**669,273**	**263,072**
Other comprehensive income (loss), net of tax:				
Currency translation adjustments and other		28,560	(11,300)	57,530
Change in fair value related to instrument-specific credit risk		5,977	(24,718)	(77,420)
Minimum pension liability adjustments		3,550	6,243	2,467
Unrealized gains on available-for-sale securities		610	2,189	1,297
Total other comprehensive income (loss), net of tax		**38,697**	**(27,586)**	**(16,126)**
Comprehensive income attributable to Jefferies Financial Group Inc. common shareholders	$	**669,488** $	**641,687** $	**246,946**

See accompanying notes to condensed financial statements.

Jefferies Financial Group Inc.

Parent Company Only

Condensed Statements of Cash Flows

$ in thousands		Year Ended November 30,	
	2025	2024	2023
Cash flows from operating activities:			
Net earnings	$ 710,475	$ 743,383	$ 277,688
Adjustments to reconcile net earnings to net cash provided by (used in) operating activities:			
Deferred income taxes	1,041	16,777	53,728
Share-based compensation	88,227	63,119	45,360
Amortization	9,249	7,046	1,040
Undistributed earnings of subsidiaries	(706,143)	(666,013)	(235,425)
(Income) losses on investments in and loans to related parties	(24,536)	(36,403)	6,808
Other adjustments	337,644	149,077	(438,649)
Net change in assets and liabilities:			
Financial instruments owned	(29,940)	(37,374)	17,303
Other assets	70,913	175,338	(67,626)
Financial instruments sold, not yet purchased	2,854	4,445	(4,183)
Income taxes receivable/payable, net	(43,207)	(179,259)	(189,608)
Accrued expenses and other liabilities	(83,502)	79,561	49,916
Net cash provided by (used in) operating activities from continuing operations	**333,075**	**319,697**	**(483,648)**
Cash flows from investing activities:			
Contributions to investments in and loans to related parties	(73,450)	(950,123)	(211)
Capital distributions from investments and repayments of loans from related parties	77,093	934,594	—
Distribution (to) from subsidiaries, net	(153,207)	190,919	887,895
Net cash provided by (used in) investing activities from continuing operations	**(149,564)**	**175,390**	**887,684**
Net cash provided by (used in) investing activities from discontinued operations	**(4,374)**	**29,294**	**—**
Cash flows from financing activities:			
Proceeds from short-term borrowings	1,896,996	—	—
Payments on short-term borrowings	(699,491)	—	(10,868)
Proceeds from issuance of long-term debt, net of issuance costs	2,521,663	5,336,634	1,718,992
Repayments of long-term debt	(2,171,714)	(1,936,085)	(813,182)
Advances (to) from subsidiaries, net	185,614	(4,180,659)	(828,114)
Purchase of common shares for treasury	(58,515)	(44,313)	(169,402)
Proceeds from conversion of common to preferred shares	—	9,844	31,500
Dividends paid	(374,130)	(302,964)	(278,595)
Net cash provided by (used in) financing activities from continuing operations	**1,300,423**	**(1,117,543)**	**(349,669)**
Net increase (decrease) in cash and cash equivalents and restricted cash	1,479,560	(593,162)	54,367
Cash, cash equivalents and restricted cash at beginning of period	1,930,351	2,523,513	2,469,146
Cash, cash equivalents and restricted cash at end of period	**$ 3,409,911**	**$ 1,930,351**	**$ 2,523,513**
Supplemental disclosures of cash flow information:			
Cash paid (received) during the period for			
Interest	$ 752,213	$ 632,040	$ 176,981
Income taxes, net	29,456	186,177	95,634

Parent Company's cash, cash equivalents and restricted cash by category within the Condensed Statements of Financial Condition:

$ in thousands	November 30,	
	2025	2024
Cash and cash equivalents	$ 3,398,835	$ 1,862,275
Cash and securities segregated and on deposit for regulatory purposes with clearing and depository organizations	11,076	68,076
Total cash, cash equivalents and restricted cash	**$ 3,409,911**	**$ 1,930,351**

See accompanying notes to condensed financial statements.

Notes to Condensed Financial Statements

Note 1. Introduction and Basis of Presentation

The accompanying condensed financial statements (the "Parent Company Only Financial Statements"), including the notes thereto, should be read in conjunction with the consolidated financial statements of Jefferies Financial Group Inc. (the "Company") and the notes thereto found in the Company's Annual Report on Form 10-K for the year ended November 30, 2025. For purposes of these condensed financial statements, the Company's wholly-owned and majority owned subsidiaries are accounted for using the equity method of accounting.

The Parent Company Only Financial Statements have been prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP") for financial information. The significant accounting policies of the Parent Company Only Financial Statements are those used by the Company on a consolidated basis, to the extent applicable. For further information regarding the significant accounting policies refer to Note 2, Summary of Significant Accounting Policies in the Company's consolidated financial statements included in the Annual Report on Form 10-K for the year ended November 30, 2025.

The Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with U.S. GAAP. The most important of these estimates and assumptions relate to fair value measurements, compensation and benefits, goodwill and intangible assets, the ability to realize deferred tax assets and the recognition and measurement of uncertain tax positions. Although these and other estimates and assumptions are based on the best available information, actual results could be materially different from these estimates.

Note 2. Transactions with Subsidiaries

The Parent Company has transactions with its consolidated subsidiaries and certain other affiliated entities determined on an agreed upon basis and has guaranteed certain unsecured lines of credit and contractual obligations of certain equity method subsidiaries.

Note 3. Guarantees

In the normal course of its business, the Company issues guarantees in respect of obligations of certain of its wholly-owned subsidiaries under trading and other financial arrangements, including guarantees to various trading counterparties and banks. The Company records all derivative contracts and Financial instruments owned and Financial instruments sold, not yet purchased at fair value in its Consolidated Statements of Financial Condition.

Certain of the Company's subsidiaries are members of various exchanges and clearing houses. In the normal course of business, the Company provides guarantees to securities clearinghouses and exchanges. These guarantees generally are required under the standard membership agreements, such that members are required to guarantee the performance of other members. Additionally, if a member becomes unable to satisfy its obligations to the clearinghouse, other members would be required to meet these shortfalls. To mitigate these performance risks, the exchanges and clearinghouses often require members to post collateral. The Company's obligations under such guarantees could exceed the collateral amounts posted. The

maximum potential liability under these arrangements cannot be quantified; however, the potential for the Company to be required to make payments under such guarantees is deemed remote. Accordingly, no liability has been recognized for these arrangements.

The Company guarantees certain financing arrangements of subsidiaries. The maximum amount payable under these guarantees is $2.65 billion at November 30, 2025. For further information, refer to Note 17, Borrowings in the Company's consolidated financial statements included in the Annual Report on Form 10-K for the year ended November 30, 2025.

Our Leadership

Directors

Joseph S. Steinberg
Chairman

Richard B. Handler
Chief Executive Officer

Brian P. Friedman
President

Linda L. Adamany (Lead Director) [1, 3, 4]
Retired Group Vice President of BP plc

Robert D. Beyer [2, 5]
Chairman of Chaparal Investments LLC

Matrice Ellis Kirk [3, 4, 5]
CEO of Ellis Kirk Group

MaryAnne Gilmartin [2, 3, 4, 5]
Founder and CEO of MAG Partners LP

Thomas W. Jones [1, 3, 4, 5]
Retired Founder and Senior Partner of TWJ Capital LLC

Jacob M. Katz [1, 3, 5]
Retired Chairman and Global Leader of
Financial Services of Grant Thornton LLP

Toru Nakashima
Director President and Group Chief Executive Officer
of Sumitomo Mitsui Financial Group, Inc.

Michael T. O'Kane [2, 4]
Retired Senior Managing Director of TIAA

Melissa V. Weiler [1, 2, 5]
Retired Managing Director of Crescent Capital Group

Officers

Richard B. Handler
Chief Executive Officer

Brian P. Friedman
President

Joseph S. Steinberg
Chairman

Matthew S. Larson
Executive Vice President and Chief Financial Officer

Michael J. Sharp
Executive Vice President and General Counsel

Mark L. Cagno
Vice President and Controller

John Stacconi
Vice President and Global Treasurer

[1] Audit Committee

[2] Compensation Committee

[3] Culture and Community Committee

[4] Nominating and Corporate Governance Committee

[5] Risk and Liquidity Oversight Committee



Jefferies

Principal Executive Office

Jefferies Financial Group Inc.
520 Madison Avenue
New York, New York 10022
212.284.2300
jefferies.com

Registrar and Transfer Agent

Equiniti Trust Company, LLC
48 Wall Street, Floor 23
New York, NY 10005
800.937.5449
www.astfinancial.com
helpAST@equiniti.com

Independent Registered Public Accounting Firm

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, New York 10112

Our common stock is listed on the
New York Stock Exchange (NYSE: JEF)